U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                                  SYTRON, INC.
                                  ------------
                 (Name of Small Business Issuer in its charter)


         Pennsylvania                                           22-3200841
-------------------------------                                 ----------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)


          2770 Industrial Lane
          Broomfield, Colorado                                     80020
----------------------------------------                           -----
(Address of principal executive offices)                         (Zip code)

Issuer's telephone number: (303) 469-6100


        Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

        Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                 --------------
                                (Title of Class)









                     Page One of Two Hundred Fifty Two Pages
                  Exhibit Index is Located at Page Seventy Two

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I

Item 1.   Description of Business  . . . . . . . . . . . . . . . . . . . .    3

Item 2.   Management's Discussion of Financial Condition
                           and Results of Operations . . . . . . . . . . .   24

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . .   31

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management . . . . . . . . . . . . . . .   31

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . . . . .   34

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . .   35

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . . . . . . . . .   38

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . .   40


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . .   41

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . .   43

Item 3.   Changes in and Disagreements with Accountants
            on Accounting and Financial Disclosure . . . . . . . . . . . .   43

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . .   43

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . .   51

PART F/S

          Financial Statements . . . . . . . . . . . . . . . . . . . . . .   52

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . .   72

Item 2.   Description of Exhibits. . . . . . . . . . . . . . . . . . . . .   74

                                     PART I

Item 1.  Description of Business

     Sytron, Inc. and its subsidiaries (collectively "Sytron" or the "Company") are active in several segments of the commercial security business. Sytron sells electronic products and services to security dealers, distributors, integrators, and original equipment manufacturers (OEMs), and to end users who own and operate government and commercial facilities .

     Sytron, Inc. was incorporated in Pennsylvania in 1992, and changed its name from MHB Technology, Inc. in 1995. At that time Sytron began to acquire innovative technology from other small security companies. Sytron, Inc. now has three main operating subsidiaries, Sytron Security Group, Inc., Dorado Systems Corporation and Sytron Security Systems, Inc. Sytron provides management, purchasing and financial services to these subsidiaries under contract.

     Sytron Security Group, Inc. ("SSG"), a Colorado corporation, sells sophisticated security systems, including hardware and software, for airports, correctional facilities, and major corporate security applications. SSG mostly supplies equipment; it also offers design, engineering and construction management services, and parking control systems. SSG started in 1996 when Sytron bought Mundix Control Systems, Inc. and the parking assets of The Stanley Works.

     Dorado Systems Corporation ("DSC"), a California corporation, manufactures access control readers which it sells to original equipment manufacturers, to integrators and to dealers. DSC was purchased in September 1995.

     Sytron Security Systems, Inc. ("SSS"), a Colorado corporation, sells high security entrance portals to banks, laboratories and other secure facilities. SSS began this business in 1997 by buying the operating assets of Camenco, Inc. ("Camenco"). See "Terms of Acquisitions" below.

     There were other, less successful, acquisitions in 1997 and 1998 which are inactive, being liquidated, or which have been sold. Any 1999 operations of Nautica Security Group, Inc. ("Nautica"), ECSI Construction Services, Inc. ("ECSI"), and Law Enforcement Technologic Resources, Inc. ("LETR") are reported as discontinued businesses. Point Automation, Inc.'s fire alarm product line is not being marketed. Note 1 to the Consolidated Financial Statements has a more detailed description of Sytron's acquisition history, and Note 9 details discontinued businesses.

     In late 1995, Sytron decided to dispose of MHB Manufacturing, Inc., a wholly owned contract manufacturing company. When MHB

Manufacturing filed a bankruptcy petition in 1996, Sytron did not consider it to be an important contributing subsidiary.

     Before 1999, Sytron passed up short term profits, spending heavily to develop and market products and acquire other companies so that it could quickly grow much larger. In October 1998, Sytron refocused operations to reduce costs and improve cash flow and return on assets. Without giving up on long-term growth, acquisitions were delayed for at least until such time as the Company begins generating profits from operations and has sufficient available working capital to allow the Company to integrate such acquisitions into the Company's existing businesses. There can be no assurances that such events will occur in the foreseeable future, or at all.

     In order to accomplish its aforesaid objectives, the following changes were made by the Company:

         - Sales and marketing were reorganized to use resources more effectively, concentrating on large companies, on systems integrators and on the correctional market.

         - Monthly costs were reduced for personnel ($40,600) (23%), rent ($9,000) (53%) and development contractors ($26,700). To accomplish these goals the Company simplified its product offerings, delayed some product development and market introductions, closed the UK sales office and integrated operations to eliminate overlapping costs.

         - Each business was evaluated for its short term (six months to one year) and longer-term profit potential. The Company discontinued LETR's fingerprint technology and Nautica's vehicle tracking software and sold ECSI.

Sytron Security Group, Inc.

     SSG is an integrated supplier of electronic products and services, both to the security industry as a whole, and to owners and operators of government and commercial facilities. With the completion of the major development efforts of 1998 and 1999, SSG began to focus its efforts on aggressively marketing its new products.

     SSG released its new, Microsoft Windows NT(R) compliant, security management software (Maxx-Net NT(TM)) which is tailored for large commercial projects such as airports and corporate security programs. Projects recently installed include the Albany (New York) International Airport, Lincoln (Nebraska) International Airport, Papa John's corporate headquarters and the St. Croix International Airport in the Virgin Islands. The Anchorage, Alaska International Airport and the corporate security system for Jacor

Communications are in the final stages of completion. Now that the Maxx-Net NT(TM) software is fully released and customer tested, a stronger sales focus will be placed on the large jobs, such as airports and corporate headquarters, for which the system is designed.

     SSG also completed the development of a correctional facility- specific product (Maxx-Net 5000(TM)). This product both monitors and controls all security aspects of a detention or correctional facility, including cells, doors, elevators, etc. Maxx-Net 5000(TM) may use either modern touch-sensitive screens with graphic door controls on them, or standard control panels with switches and lights connected to the system. This product accounted for a major portion of sales in fiscal 1999. The $178,000 contract for the Missoula
Correctional Facility is now completed. In 1999, the Company substantially completed the $500,000 of additional equipment added to the $925,000 Sterling Prison project, which began in 1998 and completed much of the work on the $518,000 Southwest County Justice Center in Riverside County, California. A $23,000 contract was signed for the Multnomah County Detention Facility in Portland, Oregon, which will be a major project of early 2000.

     SSG targets the correctional and the airport industries while gradually growing the end user and systems integrator sectors of sales.

End-user, Systems Integrators (Commercial)

     At the present time, Sytron has 10 dedicated integrators nationwide which are continuing to sell and market the Maxx-Net system within their respective geographical area. These integrators target commercial projects such as Papa Johns corporate headquarters, as well as multi-tenant sites where the building developer or manager desires an overall system for security.

     Maxx-Net has been developed to allow ease of use by these end- users and also offers the ability to perform tailored functions for the customer. This has led to several of the higher profile jobs such as Galileo International who required the system be installed on their corporate Wide Area Network (WAN) worldwide and Papa Johns Pizza which required special functionality to meet their specific needs.

     The system software is constantly being improved to better fit the end users needs and in 2000 it is expected that modifications directly related to making the system more dealer friendly will be undertaken. Although this is development, the basic system will be only modified to meet this specification, not re-developed. This development is expected to cost Sytron approximately $50,000 over a period of 6 months.

Correctional Systems
--------------------

     Over the past 10 years, SSG has provided specialized systems tailored to the needs of the correctional market. The first systems were site central monitoring systems for the integration of the overall facilities systems. Since then the systems have taken on a more active position in the facilities including card access, door controls, personnel tracking, utility controls and others. Because of this expansion of the Maxx-Net system into other areas of the correction facilities controls, the systems are now sole source specified by one correctional consultant and are accepted by several others. The correction industry is growing at a substantial rate with new jails, prisons, court houses and detention facilities being built every day. Because of this steady flow of new business, Sytron has focused on this market as one niche where there are a limited number of competitors as well as customers. These limited number of contacts makes it possible to sell and market the Company's products with a minimum of overhead and personnel, reducing the cost of sales. At the present time Sytron has several projects under contract with a correctional backlog value of approximately $600,000 remaining to be billed.

Airport Systems
---------------

     Since providing the original access system in the late 1980's for the now closed Stapleton Airport in Denver, Colorado, Sytron has been providing FAA compliant systems to airports throughout the United States. The Maxx-Net system which was installed at Stapleton was specified and installed at Denver's new Denver International Airport. As part of this project, the system was improved from both a hardware and software prospective to meet the requirements for the project which at the time was the largest access system ever installed by anyone. After completing the modifications, the system was then able to be sold to other airports such as Lincoln, Nebraska, Albany, New York, Anchorage, Alaska, Eagle/Vail, Colorado, St. Thomas and St. Croix, United States Virgin Islands, Pueblo, Colorado and has been approved for the new Detroit, Michigan airport which is expected to be bid in March 2000. In addition to the access control functions within the system, the capability of controlling the airfield lighting has led to the installation of several systems for that purpose.

     Sytron has recently been awarded the contract for access control and vehicle gates at the Jefferson County Airport in Colorado. This $130,000 contract is expected to be completed by May 2000.

Parking Systems
---------------

     Sytron's parking systems business manufactures and sells access control gates and ticket dispensers. The business was started with the 1996 purchase of the parking division assets of

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The  Stanley  Works and  Stanley  dealers  remain a  significant  portion of the business. Sytron currently competes in the lower end of the parking market, primarily with traditional mechanical devices. Sales are usually to dealers and price, product reliability and quality of service are the key purchase determinants. Sales to large customers like parking chains could be available with more sophisticated, high-end products.

     The overall market for parking products and services is reported by industry associations at $65 billion. The parking equipment portion of this market is estimated at $110 million in a study commissioned in 1994 by The Stanley Works. The parking market is broadly divided into low-end, mid-range and high-end segments.

     The low-end segment consists of simple equipment and small card access, in installations from $2,000 to occasionally as high as $100,000 in equipment cost. The equipment is usually sold through a master distributor or large dealer. There are perhaps 30 suppliers and no one is dominant. Many larger suppliers focus on the more sophisticated market segments, spending little effort on the lower end. This market heavily values price, as well as on time delivery and after market service. Installations include office buildings, single lots, employee lots, small commercial, condos and residential.

     Sytron has a strong presence in this low-end market, and its products and pricing are competitive. A complete UL certification (costing about $15,000) is needed in early 2000 to comply with new rules. The product has been essentially unchanged for at least six years and redesign of some assemblies would improve functioning and reduce cost. The Company is in the process of redesigning the gate control board to broaden the applications for which the product is suitable. Financial constraints have limited Sytron's market penetration. Profitable volume growth can be achieved with the usual resources--trade shows, advertising and travel expenses to call on dealers. A low power system, with battery backup, would make additional business available.

     The mid-range market requires revenue control and card access systems. This is a large market and includes large parking lot operators, city lots, hospitals, hotels and convention centers. Jobs generally exceed $50,000 in equipment cost. A number of companies participate in this segment, with US Federal APD (division of Federal Signal Corp) and Amano-Cincinnati (division of Amano Time of Japan) the dominant suppliers. An updated, network capable revenue control program (development cost $35,000) is the Company's major product need to be fully competitive in this segment. The Company's card access capability is powerful, but is being modified to be more user friendly. Computerized systems compute revenue by tracking vehicle usage and can direct drivers to available parking spaces by floor or section. The value added is in protecting revenue in a largely cash business and in utilizing the available space most efficiently. Customers for these systems are operators of multiple parking facilities and high usage facilities such as airport parking garages.

     The high-end market includes complex capabilities such as pay- on-foot and central equipment. This is a small segment, perhaps 2% of the market, dominated by European suppliers, with over 10 companies in the U.S. competing for 100 available jobs each year. The equipment cost per job averages over $200,000, installed in applications like airport central parking facilities. This segment is characterized by very high research and development costs and technical support costs. Sytron has no plans to enter this market segment.

Parking, Access Control and Security
------------------------------------

     Integrating the parking system into Maxx-Net(TM), the same equipment provides card access and security monitoring for both parking lots and for buildings within the facility. This means people working within the facility carry only one card for all functions. It also means that management can control all the facility's functions on one system.

CountMaster Lot Capacity Indicator
----------------------------------

     In 1998, SSG began offering its new CountMaster system, available as an optional feature. This system tracks the number of cars entering and leaving a parking facility, and the residual number of spaces available. When capacity has been reached, it displays a "Lot Full" indicator at the entrance. The CountMaster has been designed to display by area of a parking lot the number of spaces available. With variable message signs at the entrance, this feature can direct customers to areas with open spots more efficiently, improve customer service by helping to avoid frustration and wasted time, and reduce pollution created by fruitless searches for an available space.

Dorado Systems Corporation

     DSC, founded in 1971, has been a Sytron subsidiary since 1995. DSC is a leading manufacturer of magnetic stripe card readers and of related cards and accessories for access control security systems. Management believes that DSC's products have a competitive advantage because of its proprietary EMPI(R) data encryption technology.

     A magnetic stripe card is read by being "swiped" through a reader. The magnetic stripe card format provides secure encoding and decoding. It allows DSC, the system supplier, the installing security dealer, or even the end user to encode cards on that user's proprietary system. DSC's products also support multiple

"open" magnetic stripe card formats for card encoding. This allows any entity chosen by the customer to encode cards. We believe this encryption format leads to a more secure magnetic stripe card than those of DSC's competitors.

     DSC's cards and readers have been selected by many high security facilities such as the Port Authority of New York, and by many international airports such as Denver, LaGuardia (New York), San Francisco, Detroit, and Philadelphia. DSC readers are also in use at several nuclear power stations such as Boston Edison, Duke Power, New Central Nuclear (Spain) and Zorita Nuclear Power Plant (Spain). One of DSC's OEMs was also awarded a contract to provide EMPI(R) readers for San Onofre Nuclear Power in California.

     Historically, the majority of DSC products have been designed for interior use only. In June 1997, DSC introduced a weatherproof version of one of its largest selling reader models. Some existing users converted all of their standard readers to the weatherproof version. To date, the weatherproof readers account for approximately 20% of DSC sales, some of which are new sales and some of which are replacement sales.

     As the market for magnetic stripe card readers decreased, DSC responded by developing proximity-type readers. A proximity reader allows information to be read from a card held near the reader rather than by "swiping" the card through the reader. This makes the scanning quicker and the cards do not have a magnetic stripe to wear out. In 1996, DSC introduced its EmpiProx TM Reader, a proximity-type reader utilizing radio frequency (RF) identification. This product is flexible in that the choices of reading format do not have to be made at the factory.

     DSC's proximity readers use the same outer casing as DSC's Series 500 magnetic stripe readers. This makes it easy for existing customers to convert to the convenience of a proximity reader without modifying wall mounts, or dealing with other aesthetic considerations. Thus, the customer has a virtual "plug and play" upgrade from magnetic stripe to proximity reader.

     In 1999, DSC finished developing the Universal Reader(TM) series of proximity card readers. DSC now has proximity card readers which can capture information from cards designed for readers manufactured by other companies. The Universal Reader(TM) can also optionally be equipped to also read magnetic cards. This dual function reader presents an opportunity to upgrade to proximity scanning DSC's 10,000 EMPI(R) magnetic stripe users. The greatest cost of conversion to the user is changing all of the existing cards. The dual function reader allows the magnetic stripe cards to be replaced over time as they wear out. In the last calendar quarter of 1999, Sytron applied for a patent on this technology and as of the date of this Registration Statement, the Company has not received any response to its application. Product deliveries began in March 1999, but litigation with HID Corporation significantly limited sales 1999. This litigation has been settled, removing the marketing impediment.

     DSC also manufactures fire alarm and security point transmitters and receivers for sending alarm signals over standard telephone lines to a central station. The Company believes this product provides a competitive advantage because it can work with the equipment of any fire alarm system manufacturer. In January, 1999, DSC introduced a new product known as the Fiber Optic 5300 which permits these units to be connected via fiber optic cable.

Sytron Security Systems, Inc.

     Sytron began to market portals in 1997 after purchasing assets and technology from Camenco, Inc. A portal is an entrance structure to control access to a bank, laboratory or other facility requiring high security. The portal is constructed of bulletproof glass and aluminum with a door at each end. The second door will not open until the first door is closed, allowing an individual to be confined on either entrance or exit by control from a remote location. Options include metal detectors, weight scan comparison and biological or card restricted door access.

     The potential market for this device is estimated to be $15-20 million. There are many banks in this country and very few have portals. Portals are marketed through dealers who install and maintain them. There are several products in this market, including those manufactured by Hamilton Safe of Ohio, Nova Comm of Puerto Rico and Bliendart of Italy, but there is no single dominant supplier. Quality, on time delivery, and maintaining working relationships with a dealer network are key to success.

     Sytron has devoted minimal resources to this business, both in marketing and operational support. Those limited resources have produced a number of installations which are still in use. No momentum has been generated because dealer sign up efforts have been limited and sporadic, and because failure to meet delivery commitments has discouraged dealer loyalty.

Marketing
---------

     Sytron's primary channels of distribution include:

         (i) Sale of 75% of the dollar volume of DSC products to Original Equipment Manufacturers (OEMs) such as Honeywell and Westinghouse which resell the product to end users through the OEM's direct sales offices or authorized dealers.

         (ii) Sale of DSC communications modules to security and fire alarm dealers which use these products on projects the dealers have sold to end users. These products are marketed by the dealers under DSC's name.

         (iii) Sale by SSG of its products and systems primarily to security and access control dealers or integrators, which actively resell the products and systems directly to end users. SSG also contracts directly with end users in some instances.

         (iv) Sale by SSS of its products and services to banking industry dealers.

     SSG's revenues come from the sale of its Maxx-Net(TM) products and services to end users and system integrators or dealers. Many of the dealers that buy Maxx-Net products are loyal to the product but do not purchase all of their access control systems from the systems group because of its low level of stock and long delivery times. Many of the competitors to Maxx-Net have 48-72 hour shipment guarantees to their dealer networks.

     End-user and large integrated systems sales are presently hampered because Sytron's lack of financial credibility frequently outweighs the benefits that our system products offer. If a construction bond is required on the project, we are precluded from bidding, significantly reducing potential sales. With a negative net worth, bonding companies will not provide bonding for Sytron. With an improved balance sheet a bonding line can be arranged that would enable Sytron to bid substantial projects over the next year and beyond. Some of these projects range in size from $500,000 to over $10 Million each in contracts.

     In both the correctional industry and the airport industry there are a limited number of competitors and customers, so that sales and marketing requires a minimum of overhead and personnel.

     SSG also markets into the low-end segment of the parking market, in installations from $2,000 to occasionally as high as $100,000 in equipment cost. The equipment is usually sold through a master distributor or large dealer. There are perhaps 30 suppliers and no one is dominant. Many larger suppliers focus on the more sophisticated market segments, spending little effort on the lower end. This market heavily values price, as well as on time delivery and after market service. Installations include office buildings, single lots, employee lots, small commercial, condos and residential.

     DSC markets products to end users and dealers through industry trade magazines as well as directly to OEMs via mailing campaigns and direct contact. With a customer base of approximately 25 companies who account for more than 80% of DSC sales, the target marketing is very focused for those accounts. 75% of the dollar volume of DSC products is sold to OEMs such as Honeywell and Westinghouse which resell the product to end users through direct sales offices or authorized dealers. DSC's communications modules are sold to security and fire alarm dealers for use on projects the dealers sell to end users. These products are marketed by the dealers under DSC's name.

     In the magnetic stripe market, DSC is a premier name among a number of small companies. While magnetic stripe has lost ground in recent years to proximity scanning, the magnetic stripe market appears to have leveled out. Magnetic stripe technology remains attractive in environments, such as universities, where one card is to be used for multiple purposes in addition to access control, particularly with the advent of the "smart card."

     In the proximity market, DSC is one of a number of small competitors. The dominant force in this market is HID Corporation, with sales of about $100 million. We believe there is ample growth opportunity remaining for DSC, and that its EMPI(R) encryption technology and unique Universal Reader(TM) provide functional differentiation from its competitors.

     In 1999, as part of the Sytron profit improvement program, products produced or marketed by each of the subsidiaries are sold by that subsidiary to a target market. Moreover, each subsidiary will cross-sell other products within the corporate family to enhance Sytron's role as an integrated vendor in the industries in which it operates.

     As part of the Company's web site, Internet users are able to obtain general or detailed information on specific products and to leave a request for a sales call or for more in depth information. In addition, the site supports dealers, OEMs and manufacturer representatives in processing orders, verifying shipping dates and logging field problems.

Manufacturing and Assembly
--------------------------

     Sytron operates an assembly manufacturing plant in Broomfield, Colorado, where it assembles and markets access control systems and security products and where it develops and markets a standard software product for the integration of disparate electronic security products (systems integration).

     Consolidation of the manufacturing assembly capacity has allowed Sytron to become more efficient by centralizing activities such as customer service, order entry, purchasing, assembly, quality control and shipping/receiving. Where components used by the subsidiaries are common, Sytron purchases in combined quantity, lowers the unit cost for each item and reduce the space required to store the item.

Acquisitions
------------

     In 1999, Sytron focused on generating profit and cash flow from existing operations. Further acquisitions will be deferred, except in the event the opportunity to Sytron is significant. At such later date as Sytron is able to consider acquisitions, management believes that the fragmented make-up of the security industry, characterized by a large number of participating companies with a wide variance in annual revenues, will continue to provide Sytron with opportunities for growth. There can be no assurances that this will occur.

Terms of Recent Acquisitions
----------------------------

     In 1995, Sytron began acquiring small businesses with technological advantages in the field of electronic security products and services. In September 1995, Sytron acquired the stock of Dorado Systems Corporation for $1,083,850. The funds for the acquisition came from three sources which later became Sytron affiliates: Katonah West Pension Plan, Springhill Holdings, Ltd. and Werren Holdings, Ltd. $330,000 remains outstanding from that loan. See "Certain Relationships and Related Party Transactions."

     In September 1996, Sytron acquired the stock of Mundix Control Systems, Inc. for 300,000 of Sytron's common shares. The value of Sytron's stock attributed to this purchase was $1,500,000.

     Effective November 22, 1996, Sytron acquired parking equipment assets from The Stanley Works, a Connecticut corporation, for $25,000 in cash and royalties payable to Stanley during a two year period.

     In March 1997, Sytron acquired certain assets from Camenco to begin the portals business. Sytron paid $10,000 and 200,000 shares of its Common Stock and assumed an aggregate of $418,018 in Camenco liabilities.

     In October, 1997, Sytron purchased a fire products line from Point Automation, Inc. in exchange for 25,000 shares of restricted Common Stock. The agreement also provided for the purchase of usable inventory of up to $50,000. In 1999 the contract was renegotiated and the seller received 25,000 Sytron common shares for the inventory.

     In May 1998, a subsidiary of Sytron acquired the net assets of Nautica Technology Group International for 50,000 restricted shares of Sytron Common Stock valued at $190,000. Up to 550,000 additional restricted shares of Sytron Common Stock could be payable based on annual increases in net sales and in earnings before income taxes over the following three years. This subsidiary is not in operation at this time, there are no plans to market its products in the near future and management does not believe any additional stock will be issued beyond the original 50,000 shares.

     In October 1998, Sytron acquired the outstanding shares of Law Enforcement Technologic Resources, Inc. ("LETR"). LETR was in the business of biometric recognition systems, which requires significant capital funds for development. Because of the high degree of capital required for this speculative product, LETR's operations were closed in October 1998. Sytron issued 440,000 restricted shares of Common Stock for LETR.

     In November  1998,  Sytron  acquired all of the  outstanding  stock of ECSI
Construction Services, Inc. for 100,000 Sytron common shares. ECSI operates primarily along the Pacific Coast and in Nevada, installing commercial security systems. In August 1999, ECSI was sold back to the original owners for the return of the 100,000 shares of Sytron Common Stock.

Crescent Financing

     Since May 1998, Crescent International Limited ("Crescent"), a foreign corporation based in Switzerland, has been the primary source of financing for the Company. Two transactions have taken place. In May 1998, Sytron sold to Crescent for $250,000 in cash, 166,667 shares of Common Stock and a warrant to acquire an additional 100,000 common shares at an exercise price of $3.37 per share, which warrant is exercisable until May 2003 (the "May Transaction"). Rights under the May Transaction Warrant expire in May 2003. Under the May Transaction, the Company had the conditional right to sell additional shares to Crescent. The Company also had an obligation to file a registration statement for all of the shares issued and issuable to Crescent under the various aspects of the May Transaction. The Company was not able to meet its obligations. As a result both of that failure and of the fall in the price of the Company's Common Stock on the market on which that stock is traded, the Company was unable to comply with the conditions underlying its right to sell to Crescent certain additional shares of stock. In the autumn of 1998, the Company and Crescent agreed to terminate the May Transaction and to replace it with a revised financing arrangement (the "January Transaction").

     The January Transaction closed on January 15, 1999. It involves (i) the sale to Crescent by the Company of a Convertible Promissory Note with a face amount of $350,000 (the "First Note"), and the conditional right to sell to Crescent a second Convertible Promissory Note in the face amount of $400,000 (the "Second Note"); (ii) the issuance of 73,045 shares to Crescent as a commitment fee for entering into the January Transaction, and the Company's agreement to issue an additional number of shares every six months to Crescent so long as any portion of the First Note or the Second Note remains unpaid;
(iii) the sale to Crescent of 100,000 shares for an aggregate of $1.00; (iv) the issuance to Crescent of a

Warrant (the "Additional Warrant") to purchase up to 726,000 shares from the Company for $0.01 per share; and (v) the payment by the Company to Crescent of a
Note Issuance Fee of $10,500 in cash.

     The Convertible Promissory Notes are secured by a first lien on the Company's inventory. Each Note is convertible in $50,000 minimum segments at any time into the Company's Common Stock.

     In the January Transaction, share price formulas are part of the First Note, the Additional Warrant and the commitment fee. These formulas determine the precise number of the Company's common shares that are required to be issued to Crescent. Each formula is based on "Market Price." "Market Price" is defined, for purposes of the January Transaction, as the lowest three consecutive trading day average of bid prices for the Company's Common Stock during the thirty trading days before the date on which Market Price is determined.

     The conversion formula in the First Note is the lower of $0.8125 per share and eighty five (85%) percent of Market Price. Using as an example, Market Price as determined on July 20, 1999, if the entire First Note were to be converted, the Company would be obligated to issue 1,520,326 shares of its Common Stock. If the entire First Note is converted at any time the Market Price has risen to more than $0.96 a share, the Company would be obligated to issue 430,769 shares of its Common Stock. The fewest number of shares of Common Stock that the Company is obligated to issue on conversion of the First Note is 430,769.

     The Company's ability to sell the Second Note to Crescent is limited by several important conditions over which it has no control. They include (i) that the average daily trading volume for the Company's Common Stock equals or exceeds 20,000 shares per trading day; (ii) that Crescent shall have converted at least $175,000 of the First Note to the Company's Common Stock; (iii) that the collateral that Crescent holds to secure the Company's obligations to Crescent shall be worth at least 150% of the combined outstanding debt evidenced by the Crescent Notes; and (iv) that the lowest three consecutive trading days average of bid prices for the Company's Common Stock is not less than $1.50 per share.

     The Company has no present expectation that it will be able to sell the Second Note to Crescent, but if it is able to do so, the terms are substantially similar to the terms of the First Note.

     The shares which Crescent may acquire under the Additional Warrant are reduced as the Market Price of the Company's Common Stock on the effective date of share registration increases. If the market price is $0.28 per share or lower, then Crescent may acquire all 726,000 shares of $0.01 per share. However, if, for example, the market price is $0.38 per share, Crescent's right to acquire shares under the Additional Warrant is reduced to 491,228 shares, at $0.01 per share.

     The number of shares issuable each six months as a continuing commitment fee is also based on Market Price on the date before the commitment fee is payable. Shares are issuable if there is an unpaid balance under either of the Convertible Promissory Notes. Five (5%) percent of the unpaid balance of the Convertible Promissory Notes is divided by the Market Price, and the quotient is the number of additional shares that the Company is required to issue. At July 15, 1999, the Company became obligation to issue an additional 76,019 shares of Common Stock as a commitment fee for the six month period starting on that date.

     The First Note may not be converted into the Company's Common Stock if by reason of such conversion Crescent would own (beneficially and through Crescent affiliates) more than 4.9% of the outstanding shares of the Company's Common Stock. Nor may the Additional Warrant be exercised to acquire the Company's Common Stock, if, by reason of such exercise, Crescent would own (beneficially and through Crescent affiliates) more than 9.9% of the outstanding shares of the Company's Common Stock.

     As part of the terms of these financings, the Company provided Crescent with certain demand registration rights. Relevant thereto, in February 1999, the Company filed a registration statement on Form SB-2 with the US Securities and Exchange Commission, attempting to register an aggregate of 2,249,045 shares issued and reserved for issuance in favor of Crescent. However, after discussions with Crescent, the Company voluntarily elected to abandon this registration statement with Crescent's consent.

Industry Overview

         Since 1980, the U.S. market for security products and services has experienced robust growth, expanding from $13.4 billion in revenues in 1980 to $38.0 billion in 1990, $60 billion in 1995 and forecasted to grow to over $100 billion by the Year 2000. Forces behind this growth are several. Commercial and industrial companies are increasing the deployment of security products and services to confront concerns regarding unacceptable loss, excessive insurance costs or insurability, harm to employees via workplace violence and litigation liability resulting from potential victimization by criminal or terrorist acts.

         The Department of Justice Hallcrest Report II forecasts that product sales from the industry's estimated 4,800 manufacturers and distributors will grow to $23.7 billion by the Year 2000. Of the major products categories, the fastest growing segments will continue to be electronic security products, those products based upon intelligent chip technologies, including access control, video surveillance and alarm processing. As a group, electronic security products are expected to continue to offer the highest product growth to the Year 2000, with annual growth rates from 11% to 40% depending on the product category.

     Historically, systems to solve a single problem were used at a facility, when additional needs were identified additional systems were installed. This activity produced a multiple system environment which was expensive, unwieldy and sometimes ineffective.

     In the past, these systems have been interfaced to give interaction between them but now, with technology advancements, it is possible to integrate the functions of these several systems into one system using one database and possibly one operator terminal for the main machine interface. This "integration" can lead to reduced initial cost, maintenance cost and also allows many functions to be dependent or controlled because of changes in other functions; for example, turning off utilities after all personnel have left an area.

     As stated by Lehman Brothers Senior Vice President and Industry analyst Jeffrey Kessler in the 1995 Security Industry Review, "Integrated Systems will drive the security industry's growth into the year 2000." Kessler's report also adds "access control is the cornerstone of integration."

     Sytron Security Group's plan is to develop and supply this integrated solution. Maxx-Net(TM) is our solution for the integrated system and has received industry acceptance with a level of reliability and price points that the dealer network endorses.

     DSC and Parking Systems, as providers of equipment to this industry, continue to have an opportunity to grow with this industry.

Employees

     The Company presently has 40 full-time employees functioning in the capacities of management (4), manufacturing, purchasing and production (23), administration (5), engineering (3) and sales, marketing and customer service
(5). The number of people employed by the Company varies from time to time depending upon the Company's production levels. From time to time and on an "as needed" basis, the Company will also employ additional persons on a part or full time basis. None of the Company's employees are covered by a collective bargaining agreement. Management believes that its relationship with its employees is excellent.

Competition

     Management believes that the security industry is fragmented and that there is no one or group of companies with major market share having control of the future of the industry. Sytron has and will continue to encounter competition from numerous other firms and established institutions, many of which are larger, have longer histories of operations and have greater financial, marketing and other resources than those of Sytron. No assurances can be provided that Sytron will be successful in its efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make its operations commercially profitable.

     Over the past ten years the industry has been undergoing a great transformation because of the mergers and acquisitions occurring in it. The larger security companies to offer a broader line of products have acquired many of the older names in the business. As these companies are merged into the larger entities they have become less responsive to industry and end-users needs, these companies normally take longer to develop new product and within the larger bureaucracy development is accomplished at higher costs. In addition, while these new owners can now offer a broader line of products, they also alienate many of the old customers of the acquired company because they directly compete with another line of the parent company. This has been evident in acquisitions such as MDI by Ultrak as well as Software House and Continental Systems by Sensormatic.

     SSG is one of approximately 10 independent manufacturers of integrated systems in the access control marketplace. The size of these ten competitors ranges from $2 million in annual sales for companies such as Toye Corporation and Receptors to over $15 million in the case of companies such as Continental Instruments, PCSC, Matrix, Corby and Infographics. The difference between companies such as these and SSG is that they each have specific niche markets, some of which are the same and SSG is able to cross over to multiple niche areas.

     The niche segments targeted by SSG at this time are the correctional, airport and high-end integrated commercial systems markets. These markets have been targeted because the other competitors in the market are focused on the mid size segment of the market that requires systems with basic features and normally includes from 16 to 64 readers. In this segment the competition is extremely fierce while loyalty from customers is very low. By focusing on the higher end projects, SSG competes with fewer competitors and in some cases has been selected as sole source, not allowing any competitors to bid against them.

     While SSG has and will focus on its target markets, its systems are evolving into systems that the dealer network is now embracing. With the planned developments in the software to allow dealers to install the system easier, management expects the dealer base to grow significantly over the next 5 years and beyond. No assurances can be provided that this will occur.

     In the proximity market, DSC is one of a number of small competitors. The dominant force in this market is HID Corporation, with sales of about $100 million. Management believes there is ample growth opportunity remaining for DSC and that its EMPI(R) encryption technology and unique Universal Reader(TM) provide functional differentiation from its competitors.

Governmental Regulations

     The Company is not subject to any extraordinary governmental regulations.

Risk Factors

     The Company's business is subject to numerous risk factors, including the following:

THE COMPANY'S INDEPENDENT AUDITORS HAVE EXPRESSED A GOING CONCERN OPINION

     As a result of the Company's continued losses from operations and its accumulated deficit of $(12,494,486) at September 30, 1999, and its minimal capital resources then available to meet obligations which were normally expected to be incurred by similar companies, there is a substantial doubt about the Company's ability to continue as a going concern and, as a result, the Company's independent auditors have issued a "going concern" opinion as to the Company's ability to continue as a going concern in connection with the audits for the years ended September 30, 1999 and 1998. This qualification points out the substantial doubt which exists about Sytron's ability to continue as a going concern. See Note 8 to the Consolidated Financial Statements.

     Management believes that the Company's operations will generate positive cash flow during fiscal 2000. Net income in the quarter ended December 31, 1999 was $56,552, but management cannot assure that Sytron will achieve profitable operations in the remainder of 2000, or that it will continue to maintain profitable operations. In any event, unless the Company can secure additional financing, as to which there can be no assurance, the Company may have to cease operations. Financing plans are discussed below.

     There can be no assurance that the Company will be successful in raising sufficient cash to meet its current obligations, or that it will achieve profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE  COMPANY  HAS A NEED FOR  ADDITIONAL  FINANCING  AND HAS A  WORKING  CAPITAL
DEFICIT

     As a result of Sytron's continued losses, it had a negative working capital position of ($2,164,700) at September 30, 1999. Additional equity or debt financing will be needed to sustain Sytron's present operating levels. The Company's business and operations will be materially and adversely affected if it is unable to obtain a level of financing and working capital commensurate with the level of its revenues.

     There is no assurance that adequate financing will be available on acceptable terms, or on any terms. Management is currently pursuing private equity financing, but there is no assurance of success. Future secured loans are unlikely to be available since Sytron has granted security interests in substantially all of its assets, including inventory to Crescent and its accounts receivable, fixed assets and technology to other lenders.

THE COMPANY HAS A LIMITED ABILITY FOR SECURED BORROWING

     The Company may be limited in its ability to obtain future secured loans from potential lenders because it has already granted security interests in almost all of its assets, including inventory, to Crescent and its accounts receivable to other lenders. It is unlikely that the Company will be able to use its proprietary technology to secure any loans. (See "Item 7, Certain Relationships and Related Transactions.")

THE COMPANY HAS A LIMITED SALES FORCE AND LIMITED CHANNELS OF DISTRIBUTION

     The Company's security system products and services are not aimed at consumers, but are targeted to owners, operators and developers of commercial and institutional facilities. The Company must offer and sell its services and products both to owners and managers of existing structures and facilities and to the owners, designers and financial institutions involved in the development of structures and facilities now being planned or built. The Company has only a limited number of sales and marketing employees. In order to cover additional market areas and to increase revenues, the Company will need to expand its marketing and sales resources. Management cannot assure that it will be able to do this, particularly in light of the Company's present financial resources. The failure to expand sales would have a material adverse effect on the Company's business. See "Item 1, Description of Business - Marketing."

THERE IS SIGNIFICANT COMPETITION IN THE SECURITY SYSTEMS AND SERVICES MARKET

     The market both for security and for parking systems services and products is intensely competitive. Since there are no substantial barriers to enter the market, management believes competition in this market will intensify. The Company believes that the principal competitive factors in these markets are name recognition, performance, ease of use and functionality of products. Right now, the market for the Company's services and products is changing rapidly. The market is characterized by an increasing number of entrants who have introduced or developed services and products for use in the industry. As a result, the Company's products and services may undergo substantial changes as it reacts to competition. The Company currently competes against other regional firms and nationally represented companies which develop, design and manufacture security electronics and related products. Many of its competitors have much greater financial, technical, human and marketing resources than that of the Company. There is no assurance that the Company can compete successfully against these competitors. See "Description of Business -- Competition."

THERE IS A RISK OF TECHNOLOGICAL CHANGE AND RISK OF OBSOLESCENCE

     The high technology products Sytron offers, such as computer -based security access systems containing microelectronics, and computer hardware and software, are subject to rapid and significant technological change. Competitors who develop more effective and efficient technology may render the Company's technology and products obsolete. Thus, the Company's future success will depend in part on its ability to adapt to rapidly changing technologies, to adjust its services and products to evolving industry standards and to continue to improve the performance, qualities and reliability of its services and products. It must do so not only to meet the demands of the marketplace, but also to keep pace with competitive service and product offerings. There can be no assurance that the Company will successfully meet these requirements. Failure to adapt to such changes would have a material adverse effect on the Company's business.

THERE IS A RISK THAT THE COMPANY WILL NOT BE ABLE TO MAINTAIN TECHNOLOGY PROTECTION AND PROPRIETARY RIGHTS

     Sytron regards its technology as its property and attempts to protect it through trade secret laws, restrictions on disclosure and other methods. The
Company enters into confidentiality agreements with its employees and contractors and tries to control access to and distribution of its documents and proprietary technology. However, the steps taken may not prevent misappropriation or infringement of the Company's proprietary technology. Thus, the Company is exposed to the risk that others may use its technology and processes without redress. Further, no assurances can be provided that the Company's technology or processes will not be found to infringe upon the patents and proprietary technology of others.

THE SUCCESS OF THE COMPANY'S FUTURE GROWTH IS DEPENDENT UPON ITS ABILITY TO SUCCESSFULLY MANAGE GROWTH

     For Sytron to expand rapidly, to offer its services and products successfully and to implement its business plan, the Company will require effective planning and management. Its future performance and profitability will depend on many factors, including (i) management must successfully maintain existing customer relationships; (ii) the Company must effectively market expanded service capabilities; (iii) the Company needs to keep up a consistent high quality of service; and (iv) the Company must recruit, train, motivate and retain qualified personnel. No assurances can be provided that the Company will either maintain or accelerate Sytron's growth or that the Company will anticipate all of the changing demands that expanding operations will impose on management, financial systems and management information systems. Any failure to do so could have a material adverse effect on the Company's business.

THE COMPANY HAS NOT PAID DIVIDENDS AND HAS NO INTENTION TO PAY A DIVIDEND IN THE FUTURE.

     Sytron has not paid cash dividends on its Common Stock, nor is it anticipated that it will pay cash dividends in the future. The Company currently intends to retain all earnings, if any, to finance the development and expansion of its business.

THE COMPANY IS DEPENDENT ON KEY PERSONNEL

     The Company is substantially dependent for the success of its operations on the expertise and personal efforts of Robert Howard, its President and CEO. The loss of the services of Mr. Howard would have a material adverse effect on Sytron. Until January 2000, Mr. Howard was engaged pursuant to a contract. As of the date of this Registration Statement no new agreement has been executed, but it is anticipated that such an agreement will be executed in the future. The Company's success is also dependent upon its ability to hire and retain qualified personnel. No assurances can be provided that the Company can hire or retain such necessary personnel.

THERE IS A LIMITED TRADING MARKET FOR THE COMPANY'S COMMON STOCK.

     As of the date of this Registration Statement, Sytron's Common Stock is traded on the "Electronic Bulletin Board" operated by the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "SITR." The Electronic Bulletin Board is a more limited trading market than the NASDAQ Small Cap Market and timely, accurate quotations as to the price of the Common Stock may not always be available. A holder of the Company's Common Stock may expect that trading volume will continue to be low in such market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume. While no assurances can be provided, Sytron intends to file an application to cause its securities to be listed on the NASDAQ SmallCap Market when it is able to qualify for such a listing. Among the primary standards which must be met to qualify for the NASDAQ SmallCap Market is a bid price of $4.00 per share, with 1,000,000 publicly held shares, which shares shall have a market value of $5,000,000. The Company must also have net tangible assets of $4,000,000, market capitalization of $50,000,000 or net income of $750,000 in the most recent completed fiscal year or in two of the last three most recently completed fiscal years. The Company is not currently able to meet such standards and there is no assurance that it will meet or be able to maintain such standards in the future.

THE COMPANY'S COMMON STOCK IS CURRENTLY DESIGNATED AS A "PENNY STOCK," WHICH HAS AN ADVERSE EFFECT ON TRADING.

     The Securities and Exchange Commission has adopted rules which established the definition of a"penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Because the Company's securities are currently subject to the rules on penny stocks, the market liquidity for the Company's securities is adversely affected.

THERE IS A RISK OF POTENTIAL ADVERSE EFFECTS ARISING FROM THE ISSUANCE OF PREFERRED STOCK

     The Company's Board of Directors is authorized to issue 10,000,000 shares of Preferred Stock. They determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. For example, the holders of Preferred Stock may have the right to convert their shares to Common Stock. The issuance of Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of Sytron. At present, Sytron could consummate any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the Preferred Stock. The Company has no present plan to issue shares of Preferred Stock. The existence of Preferred Stock may make it more difficult for the Company to raise capital when necessary and may depress the market price of Sytron's Common Stock. See "Item 8, Description of Securities."

THE COMPANY IS DEPENDENT ON THIRD-PARTY SUPPLIERS.

     Sytron is dependent on third-party suppliers for the various component parts of its products. Although management believes there are alternative sources for these component parts, the failure of the Company's current suppliers to supply such component parts or the absence of readily available alternative sources could have a material adverse effect on the Company, including delaying the implementation of the Company's business plan to achieve profitability. Sytron does not have supply contracts with any third-party suppliers and purchases components pursuant to purchase orders placed from time to time. See "Item 1, Description of Business."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Registration Statement. This Registration Statement contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

Overview

     Sytron was incorporated under the laws of the Commonwealth of Pennsylvania on November 9, 1992. The Company participates in several segments of the commercial security business. Sytron's sells electronic products and services to security dealers, distributors, integrators, and original equipment manufacturers (OEMs), and to end users who own and operate government and commercial facilities. The Company operates principally through three subsidiaries, two of which are in the developmental stage. Much of the Company's revenue is derived from large contracts performed over many months and which are subject to changes in timing. As a result, revenue and profits can vary up or down from one quarter to the next.

     In 1995, the Company began to acquire innovative technology from other small security companies. Sytron now has three main operating subsidiaries, SSG, DSC and SSS. The Company provides management, purchasing and financial services to these subsidiaries under contract. SSG sells sophisticated security systems, including hardware and software, for airports, correctional facilities and major corporate security applications. SSG mostly supplies equipment but also offers design, engineering and construction management services and parking control systems. SSG started in 1996 when Sytron bought Mundix Control Systems, Inc. and the parking assets of The Stanley Works.

     DSC manufactures access control readers which it sells to original equipment manufacturers, to integrators and to dealers. DSC was purchased in September 1995. SSS sells high security entrance portals to banks, laboratories and other secure facilities. SSS began this business in 1997 by buying the operating assets of Camenco.

     The Company has suffered losses from operations during every year since 1993. Note 8 to the Consolidated Financial Statements discusses whether Sytron can continue as a going concern, the assumption on which the statements were prepared. Before 1999, Sytron passed up short term profits to develop and market products and acquire other companies so that it could quickly grow much larger. In 1999 Sytron refocused operations to generate the profits and positive cash flow it believes can be obtained by operating with that goal rather than for future growth. Without giving up on long-term growth, acquisitions were delayed until such time as the Company begins generating profits from operations and has sufficient working capital to allow management the opportunity to assimilate such acquisitions into the Company's existing businesses. There can be no assurances that this will occur.

     In October 1998, management reorganized sales and marketing to use the Company's resources more effectively, concentrating on large companies, on systems integrators and on the correctional market. At the same time, management began to reduce operating costs by reducing personnel, renegotiating leases, simplifying Sytron's product offerings, and delaying some product development and market introductions. Sytron did reduce its operating losses as planned. Project timing changes made sales grow more slowly than planned, but tightly controlling expenditures cut operating losses, even with heavy legal expenses in the third and fourth quarters.

                                   Income from
      Quarter           Revenue    Operations  %Sales  Net Income
      -------           -------    ----------  ------  ----------

October-December 1998  $1,291,200  $  (72,600)  (6%)   $(344,100)
January- March 1999     1,222,200     (60,300)  (5%)    (121,400)
April- June 1999        1,169,300    (103,100)  (9%)    (237,400)
July- September 1999    1,537,500      69,000    5%      108,600

Results of Operations

     Comparisons of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998

     Sales for fiscal 1999 grew by $181,700 or 4% over 1998 sales. This net increase included a major product mix change:

         - Security product sales through SSG increased by $646,000 (38%). The Company finished the $970,000 Sterling, Colorado detention facility project started in 1998, and the added $500,000 third phase is nearly done. Other projects included the Riverside County Correctional Facility, the Anchorage International Airport, Papa Johns corporate security system, and the St. Croix, Virgin Islands, airport.

         - Parking systems sales in 1999 declined by $181,500 (18%). The decrease resulted from inadequate sales resources and continuity in the earlier part of 1999, as well as rationalizing this product line and discontinuing a DOS based revenue control system.

         - DSC's reader business decreased $36,800 (2%) in 1999. The magnetic card reader market was flat and proximity reader sales were limited by the HID Corporation patent infringement suit, which has now been settled, against DSC's new Universal Reader(TM).

         - SSS sales dropped $245,600 (62%). Management believes the portal business has potential, but it has had an inadequate dealer organization and limited marketing. In 1999, Sytron did not have available the resources which SSS needed for renewal and growth.

     Gross profit in 1999 was $389,000 (18%) less than in 1998. Gross profit as a percent of sales declined from 42% to 34%, because there were major changes in the mix of products sold. SSG's security contracts have a higher cost of sales than readers and other standard products, but have low operating expenses. The income from operations which security projects generate is comparable to that of Sytron's traditional products.

     Operating expenses dropped by $1,170,800 (36%) in 1999, with decreases of $357,000 (51%) in R&D, $324,300 (38%) in sales and marketing and $489,400 (32%)
in administration. Development costs declined steeply in 1999, as the commercial and correctional versions of the Maxx-Net NT(TM) based security system were introduced and DSC's innovative universal proximity reader completed final development. Much heavier development spending for both product lines was incurred in 1998. Sales and marketing expense decreased in line with the strategy change of October 1998 to focus on large corporate, airport and correctional market sales. Dealing with the designers and integrators who direct bidding on these projects takes substantially less sales resources than the previous dealer- oriented strategy. Administration expense benefited from eliminating the additional staff and costs previously needed for newly acquired and planned subsidiaries, as well as by the overall cost cutting started in October 1998. Included in 1999 expenses are legal fees aggregating $200,000 for defense of the Universal Reader(TM) patent infringement suit and for work on a registration statement which was later withdrawn. The small sales growth, coupled with major operating expense reductions, resulted in a much smaller loss from operations in 1999 of ($162,400), an improvement of 83% from the ($944,210) loss in 1998.

     Interest expense in 1999 decreased a modest $4,800 (2%) from 1998. There was additional interest of $26,000 on the convertible note issued in January 1999, but the lower average market price of Sytron stock reduced the expense caused by paying a fixed number of common shares as interest on other notes.

         1999 did not have any of the major non-operating charges which were absorbed in 1998. 56% of the 1998 net loss resulted from asset write-downs. With the 1998 release of new hardware and software products and integration of prior acquisitions, Sytron reduced recorded assets by $1,095,900, reflecting their anticipated future business contribution. Capitalized security software running under IBM OS/2, superseded by software running under Microsoft Windows NT(R), was the largest write off. Inventory carrying value was reduced by $869,700 with the introduction of the 386 hardware platform, and more precise measurement (facilitated by improved operating systems and personnel) of requirements for inventory held, and the effects of integration of products lines acquired. The loss from discontinued operations was ($427,500) in 1998, but only ($600) in 1999, as cost reduction programs began to produce results.

     Sytron had net operating loss carryforwards at September 30, 1999, of approximately $12,500,000, expiring in 2007 through 2014. Future tax benefits for these accumulated losses represent a potential asset, but they will expire unused unless Sytron is able to generate enough earnings to offset the losses.

     1999 Profitability and Liquidity Improvement Program

     In October 1998, Sytron made many changes to reduce costs and improve return on assets. Management's objective was a profit by the fourth quarter of fiscal 1999, which was accomplished. Acquisitions already made were integrated to eliminate overlapping costs or shut down to conserve cash. Each business was evaluated for its short term (six months to one year) and longer-term profit potential.

     Sytron delayed developing existing technology where the funding was not available. Management looked at selling or closing operations where the funds needed were too much for the profit potential, where delaying development was not commercially viable or where the proceeds might fund more promising opportunities. The Company stopped developing LETR's fingerprint technology and Nautica's vehicle tracking software in October 1998, and decided in September 1999 to liquidate these companies and the sales office in England. ECSI was sold in August 1999. While ECSI was profitable, Sytron could not invest the management and financial resources it needed.

     Even though the Company is focused on generating profits and cash, sales of its products will grow and needs to obtain more working capital. Additional acquisitions are expected to occur after the Company becomes profitable and has sufficient capital. There are no assurances either of the aforesaid situations will occur in the near future, or at all. In the nearer term, selling some product lines to fund growth of the remaining products remains a distinct possibility.

Cost Reductions
---------------

     In 1999, labor and overhead costs for all functions and businesses were examined for cost reductions. As a result, Sytron's labor cost is $40,600 (23%) less per month than it was in September 1998. This savings comes from all functions and includes efficiencies from reorganizing sales and marketing, from closing Sytron's distribution office in England and from manufacturing improvements. Additionally, completing the major development projects of 1998 allowed reductions in contract engineering in 1999 of about $26,700 per month from average 1998 levels. Rent dropped $9,000 (53%) per month from consolidating operations, contract manufacturing of selected high volume products and closing the United Kingdom office.

     Other activities, like combining Sytron Parking Systems, Inc. and Sytron Security Products Inc. into SSG, are harder to quantify, but reduce costs by reducing the effort to account for, manage and market similar product lines.

Liquidity and Capital Resources

     In 1998 and 1999, Sytron made some improvements in its capital position. $567,300 was raised by a cash sale of stock, to two offshore investors, Werren Holdings Limited and Crescent International Ltd, in 1998. Sytron also issued 2,265,656 common shares in exchange for services, for debt settlement and for interest totaling $1,466,900 over this period. Net new borrowings totaled $370,300 in 1998, and Sytron received $350,000 from a convertible note issued to Crescent in January 1999.

     Sytron's capital requirements are primarily for working capital, consisting of accounts receivable and inventories, the need for which increases proportionately as Sytron's sales increase. Sytron also needs capital to market its products appropriately and to keep their technology competitive. New equipment needs are minor (only $25,100 in 1999) and the Company leases when possible. Sytron has focused on improved internal cash flow in 1999, but additional working capital had to be financed. In 2000, growth in existing product lines is expected to require more working capital.

     At September 30, 1999, Sytron owed $344,200 to related parties and $1,375,400 to unaffiliated lenders; all of these notes except for $361,800 are due within one year. Maturing debt, particularly the $608,000 of notes secured by accounts receivable which mature January 31, 2000, must be refinanced or extended. There are no present demands from any note holder for repayment of the obligations owed by Sytron, but no specific agreements have been reached with any of these holders of notes which are maturing or in default. Note 5 to the Consolidated Financial Statements provides a detailed listing of these liabilities.

     Another $1,300,000 is owed to past vendors, much of it dating to 1997 or earlier. Opportunities do exist to negotiate compromises of the amounts owed or payments over extended periods. These debts result from Sytron's consistent losses and from funds needed by acquired companies. Between 1995 and 1998 Sytron bought nine companies or product lines in exchange for stock. Each company needed money, generally about $100,000 to $250,000 each. Mundix needed to fund the cost incurred to standardize its Maxx- Net(TM) system and Sytron Security Systems needed to replace outdated equipment and to pay off debt. Borrowing and sale of Sytron common shares did not cover all of these needs. Some of these unpaid vendors have obtained judgments, but there is little business disruption anticipated in view of liens held by secured creditors on Sytron assets. Sytron continues to maintain good working relationships with its current vendors, most of whom extend credit and are paid on satisfactory terms.

     In building a broad based security provider, Sytron has created two groups of businesses, of roughly equal size, each with very different characteristics from an investor's viewpoint.

         - Systems represents a high growth, high risk opportunity which is not mature enough to generate adequate funds internally and must look for cash to the parent company or outside investors. The Portals product line is a similar model, but too small to have much effect so far since the Company has emphasized Systems rather than Portals.

         - DSC's access control business and Parking Systems are solid lower growth, lower risk businesses, which generate enough cash to be self sustaining in the absence of such extraordinary circumstances as the HID patent litigation in 1999.

     There are investors who are interested in either type of business. They may be two different groups, however, with quite different investment strategies and combining the businesses creates a whole which may not be attractive to either group. Recognizing this, management is looking at ways to attract additional funds to these businesses separately, seeking new investors appropriate to each. Sytron may also divest portions of these businesses to fund operations and to help create a position which would help attract investors to fund the remaining businesses.

     Since Sytron's assets are already securing existing debt, new debt is only possible if it is replacing maturing debt or funding increases in accounts receivable. Beyond that, the sale of Sytron stock (or debt deriving much of its value from conversion into stock) represents the only fund raising avenue open. At recent market prices for Sytron common shares, the sale of additional stock is likely to represent significant dilution for existing shareholders. Sytron continues to actively pursue the additional financing needed, but there is no assurance that additional investment can be obtained.

Inflation

     While its operations are influenced by general economic conditions, Sytron does not believe that inflation has had a material effect on the results of operations during 1999, and no material impact is anticipated in 2000.

Trends

     Management believes substantial growth opportunities exist in each of the Company's core businesses. In the 2000 fiscal year, the Company plans to continue to defer new acquisitions and continue the tight cost control implemented in 1999. All available funds will be used to grow the Company's business. The degree to which the Company succeeds will be largely determined by the extent of resources available. Management expects that Sytron will earn its first annual profit in 2000, but this cannot be assured.

Item 3.  Description of Property

     The Company's principal place of business is located at 2770 Industrial Lane, Broomfield, Colorado. It consists of approximately 17,000 square feet of executive offices and manufacturing and warehouse space. The applicable lease agreement requires monthly lease payments of $8,094 and is effective until December 31, 2002, at which time the Company intends to exercise an option to renew for an additional five year term. Management believes that this space will be sufficient to meet the Company's needs in the immediate future.

Item 4.  Security Ownership of Certain Beneficial Owners and
          Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                                            Amount and
                                            Nature of      Percent
                 Name and Address of        Beneficial       of
Title of Class     Beneficial Owner        Ownership(2)     Class
--------------     ----------------        ------------     -----


Common          Mitchel Feinglas(1)          3,020,358(3)    28.2%

Common          Robert B. Howard(1)            741,754(4)     6.9%

Common          James W. Power(1)                5,000(5)     *

Common          Michael B. Fitzsimons(1)       127,462        1.2%

Common          Werren Holdings, Ltd.          662,893(6)     6.2%
                8 Queensway House Queen Street
                St. Helier, Jersey
                Channel Islands JE2 4WD FC

                                            Amount and
                                             Nature of     Percent
                 Name and Address of        Beneficial       of
Title of Class     Beneficial Owner        Ownership(2)     Class
--------------     ----------------        ------------     -----

Common          Katonah West Pension Plan(1)   855,007(7)     8.0%

Common          Springhill Holdings, Ltd.      561,393(8)     5.2%
                8 Queensway House Queen Street
                St. Helier, Jersey
                Channel Islands JE2 4WD FC

Common          Crescent International Ltd.  1,061,398(9)     9.9%
                Greenlight (Switzerland) SA
                84, av. Louis-Casai
                P.O. Box 161, 1216 Geneva
                Cointrin, Switzerland
                Attention: Melvyn Craw/
                Maxi Brezzi

Common          All Officers and             3,894,574       36.3%
                Directors as a
                Group (4 persons)

*     Less than 1%

(1)      The address for each person named is c/o Sytron, Inc., 2770
         Industrial Lane, Broomfield, Colorado 80020, except as otherwise stated.

(2) For purposes hereof, a person or group of persons is deemed to have "beneficial" ownership of any shares which such person or group of persons has the right to acquire by option, warrant or otherwise (and without regard to the exercise price of any option or warrant) within 60 days of the date of this Registration Statement. Except as otherwise noted, the Company believes that the persons in the table have sole voting and investment power with respect to the shares of Common Stock indicated as being beneficially owned by them.

(3) Includes 345,414 shares of Common Stock owned by Private Capital Group, Ltd. ("PCG"), an enterprise owned by Peggy Feinglas, his wife, and warrants to acquire 200,000 shares and options to acquire 1,351,355 shares, also owned by PCG; 855,007 shares of Common Stock owned by Katonah West Pension Plan, a pension plan of which Mr. Feinglas and his sister-in- law, Susan Maisch, are trustees; 187,596 shares of Common Stock owned by Peggy Feinglas, Mitchel Feinglas' spouse, in her individual capacity; 40,602 shares of Common Stock and options to acquire 10,000 shares owned by Stuart Feinglas, Mitchel Feinglas' brother; 3,138 shares of Common Stock owned by Lori Feinglas, Mitchel Feinglas' daughter; 1,892 shares of

         Common Stock owned jointly by Lori Feinglas and her husband, Kevin Welty; and 3,867 shares of Common Stock owned by Allison Feinglas, Mitchel Feinglas' daughter. All of the issued and outstanding shares of PCG are held by Peggy Feinglas. Mitchel Feinglas is a primary beneficiary of the Katonah West Pension Plan, a pension plan of which Mr. Feinglas and his sister-in-law Susan Maisch are trustees, but there are other beneficiaries of the plan as well. Mr. Feinglas disclaims any beneficial interest in the shares of Common Stock owned by PCG, by his spouse, by his brother, jointly by his daughter and son-in-law, or by either of his daughters.

(4) Includes warrants to acquire 200,000 shares and options to acquire 496,947 shares of Common Stock. Also includes 2,000 shares of Common Stock held by Robert Howard as custodian for his minor son Garrett; 1,000 shares of Common Stock held by Robert Howard as custodian for his minor son, Cole; 25,000 shares of Common Stock owned by Kerry Howard, Mr. Howard's wife; and 16,807 shares of Common Stock owned by Libby T. Howard, Mr. Howard's mother. Mr. Howard disclaims any beneficial interest in the shares owned by his sons and his mother.

(5)      Includes an option to acquire 5,000 shares of Common Stock.

(6) Werren Holdings, Ltd., is a trust which is both lender to, and stockholder of, the Company. Includes warrants to acquire 268,200 shares of Common Stock. Springhill Holdings Ltd. and Werren Holdings Ltd. are unrelated parties, but each is advised by the same investment advisor, operating from the same address.

(7) Includes 855,007 shares of Common Stock owned by Katonah West Pension Plan, a retirement plan for the primary benefit of Mitchel Feinglas, of which Mr. Feinglas and Susan Maisch, his sister-in-law, are trustees.

(8) Springhill Holdings, Ltd. is a trust which is both lender to, and a stockholder of, the Company. Includes warrants to acquire 15,000 shares of Common Stock.

(9) Includes warrants to acquire 529,000 shares of Common Stock, but does not include stock which may not be currently acquired by reason of restrictions in the governing instruments.

     The balance of the Company's outstanding Common Shares are held by approximately 275 persons, not including those persons who hold their shares in "street name."

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The directors and officers of the Company are as follows:

        Name             Age                  Position
        ----             ---                  --------

Robert Howard             36       President, Chief Executive
                                   Officer, Director

Michael B. Fitzsimons     56       Vice President, Secretary,
                                   Treasurer and Chief Financial
                                   Officer

Mitchel Feinglas          50       Director

James W.  Power           72       Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     Robert Howard. From February 1996 through May 1996, Mr. Howard was Vice President of Marketing and Sales of Sytron Security Products, Inc., a subsidiary of the Company. In May 1996, Mr. Howard was named President of the Company. In July 1999, he was also appointed as the Company's Chief Executive Officer. Mr. Howard assisted in the establishment of the Company's relationship with Mundix beginning in October 1995. Mr. Howard served as Sales Manager for the Integrated Systems Group of Cardkey Systems, Inc. (later acquired by AMTECH, Inc.) from 1992 to 1995, and, in that capacity, was responsible for sales, including both the Denver International Airport project and security systems for several correctional facilities. Mr. Howard served as Project Engineer, Project Manager, Sales and District Sales Manager for Kidde Automated Systems (acquired by Thorn EMI during his employment). Mr. Howard received his Bachelor of Science degree from Ohio State University in 1985. He devotes substantially all of his time to the business of the Company.

     Michael Fitzsimons. Mr. Fitzsimons assumed his positions as Chief Financial Officer and Vice President in March 1998. He was appointed to his positions of Secretary and Treasurer of the Company in August 1999. Prior, Mr. Fitzsimons was Chief Financial Officer for several high-tech companies, including FullDeck

Technologies (software) from 1995 to 1998, Sandhill Scientific (medical software and instruments) from 1990 to 1995, Rocky Mountain Instrument (electro-optical manufacturer) from 1988 to 1990, and Sigma Design (computer hardware and software) from 1984 to 1988. Additional operating responsibilities included manufacturing at Sandhill Scientific, and manufacturing and sales/marketing at Rocky Mountain Instrument. Mr. Fitzsimons held a series of financial management positions with Corning Glass Works from 1972 to 1983. He began his career with Price Waterhouse in New York, holds a Bachelor of Science degree in Business Administration from LeMoyne College, and is a CPA in New York and Colorado. He devotes substantially all of his time to the business of the Company.

     Mitchel Feinglas. Mr. Feinglas is currently a director of the Company. From March 1994 through July 1999, Mr. Feinglas was Chief Executive Officer of the Company. In addition, Mr. Feinglas has served as President of Private Capital Group, Ltd. ("PCG") since 1993. PCG is a financial consulting organization which represented the Company from March 1994 through December 31, 1999. Mr. Feinglas served as Chief Executive Officer and Director of Great Earth Vitamins, Ltd. from 1991 to 1993. Mr. Feinglas organized and served as President, Director, Principal and Registered Broker of Jonathan Alan & Co., Inc., a Registered Broker-Dealer from 1983 to 1990. Mr. Feinglas serves on the Board of Directors of Create-a-Check Software, Inc. Mr. Feinglas received his Bachelor of Arts in Accounting from New York University in 1971. He devotes only such time as necessary to the business of the Company, which is not expected to exceed 10% of his business time.

     James W. Power. From 1996 through 1998 Mr. Power was the Chairman of the Board of Infographics, Inc., a manufacturer of access control software and hardware. Mr. Power founded Martec Systems, Inc. and was a principal there from 1991 to 1995, when it was sold to SAIC of San Diego. He also acted as Vice President and General Manager of Cardkey Systems, Inc. Mr. Power also served on the Board of Directors and as Treasurer of Citicorp Credit Services and on the Board of National Semiconductor Corporation. He has also served as Vice President and General Manager of TRW Data Systems, a unit of TRW Inc. Mr. Power served in the U.S. Air Force where he was trained in electronics, languages and intelligence gathering. He devotes only such time as necessary to the business of the Company, which is not expected to be in excess of 10% of his business time.

Item 6.  Executive Compensation.

Remuneration

     The following table reflects all forms of compensation for services to the Company for the years ended September 30, 1999 and 1998 of the then Chief Executive Officer of the Company and any other officer of the Company who received in excess of $100,000 in annual compensation.

                           SUMMARY COMPENSATION TABLE


                                             Long Term Compensation
                                          ----------------------------

                   Annual Compensation          Awards         Payouts
                  ---------------------   -------------------- -------
                                                    Securities
                                   Other               Under-             All
Name                               Annual Restricted   lying             Other
and                                Compen-  Stock     Options/   LTIP   Compen-
Principal         Salary   Bonus   sation   Award(s)    SARs    Payouts  sation
Position    Year   ($)      ($)     ($)      ($)        (#)       ($)     ($)
----------  ----  ------  -------  -------  --------  -------  -------   ------
Mitchel
Feinglas,
CEO &       1998  $    0        0  106,574         0   497,416       0   $6,484
Director(1) 1997  $    0        0  106,574         0         0       0   $5,505

Robert
Howard,
President &
Director(2) 1999  $78,108       0    5,916         0   696,947       0        0
-------------------------

(1) Mr. Feinglas resigned his position as Chief Executive Officer of the Company in July 1999. No direct salary was paid to Mr. Feinglas. However, the Company had a contract with Private Capital Group, Inc.
         ("PCG"), a corporation owned by Peggy Feinglas, Mr. Feinglas' wife. Pursuant to the terms of such agreement, PCG was obligated to provide the services of Mr. Feinglas as a director and further required the Company to pay those sums listed in "Other Annual Compensation," above. PCG, in its own right, is a lender to the Company and the holder of certain options and certain stock. See "Item 7, Certain Relationships and Related Party Transactions" and "Item 4, Security Ownership of Certain Beneficial Owners and Management."

(2) In July 1999, Mr. Howard assumed the position of Chief Executive Officer of the Company, in addition to his position as President.

     No other employee of the Company has received compensation of $100,000 or more and it is not anticipated that any employee will receive compensation exceeding $100,000 during the fiscal year ending September 30, 2000.

     As of the date of this Registration Statement, the Company is not a party to any employment agreement with any person or entity.

STOCK PLANS

     On June 28, 1996, the Board of Directors of the Company adopted a nonstatutory stock option plan (the "Plan") for employees, officers, directors, consultants and other persons who, or enterprises which, have assisted the Company. The Plan became effective on June 28, 1996. No more options will be granted under the Plan after June 28, 2000, but options granted prior to that date may extend beyond that date. At a Special Meeting of Shareholders on January 8, 1999, the shareholders restated, ratified and re-approved the Plan and authorized an aggregate of three million five hundred thousand (3,500,000) shares of Common Stock for its use.

     The Plan was adopted to attract and to retain people of ability and initiative and to offer an incentive for such persons to continue to render outstanding service to the Company. The Board of Directors considered it in the best interests of the Company and its shareholders to provide such able and industrious people or the enterprises with which they are affiliated the opportunity to participate in any appreciation in value of the Company's Common Stock which may result from their efforts. The Plan, through the granting of stock options, is designed to meet that goal.

     The Plan is administered by the Board of Directors or by an Option Committee. Shares subject to options have been and will continue to be made available from either authorized and unissued shares or previously issued treasury shares. The Option Committee is authorized to establish rules and regulations for administration of the Plan; to interpret, correct or amend the Plan or any option granted thereunder; and to terminate the Plan.

     The Plan provides for the grant of Nonstatutory Stock Options.  The options
may  be  granted  to  employees,  including  employee  directors,   non-employee
directors of the Company and others.

     The exercise price per share will vary with the market price of the Common Stock on the date the option is granted and on subsequent April 1 and October 1 dates over a period of forty-eight (48) months. However, the Option Committee may determine to grant an option at not less than 85% of the then-current market price. Any lower price for an option must be specifically approved by the Board of Directors, but, in any event, no option may be granted at less than 75% of the then-market price. The Option Committee determines the time of exercise and the term of each option when granted. Each option will expire not more than five
(5) years from the date of its grant unless the option holder dies while the option is exercisable. In that case, the option will not expire until one year from the date of death. The Plan permits the payment of the exercise price only in cash.

     Options are not transferable, except by the laws of descent and distribution. Options which for any reason cease to be exercisable shall be considered terminated. Common Stock subject to an expired or terminated option is again available for grant.

     With very limited exceptions, if any change is made in the shares subject to the Plan or to any option granted thereunder (through merger, reorganization, stock dividend, issuance of subscription rights or similar events), such adjustments or substitutions will be made in the number of shares and in the exercise price as the Option Committee, with the approval of the Board of Directors, deems equitable to prevent dilution or enlargement of option rights.

     The Board of Directors may amend or terminate the Plan in all respects, except that without the approval of the Company's shareholders, no such amendment or modification may either increase the number of shares reserved for options (except as described in the immediately preceding paragraph) or reduce the exercise price below 75% of the fair market value at the applicable date.

     Since the Plan was adopted, options have been granted to 99 persons and enterprises. Those options authorize the purchase of 1,762,511 shares of Common Stock. As of September 30, 1999, 176,666 shares of Common Stock have been issued on exercise of options and options to acquire 1,296,577 shares are outstanding. Under the outstanding options, Common Stock may be acquired at prices ranging from $0.3125 to $3.625 per share.

     There are no other bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's management.

Item 7.  Certain Relationships and Related Transactions.

     On May 1, 1997, the Company entered into an agreement with Private Capital Group, Ltd. ("PCG"), an enterprise owned by Peggy Feinglas, to provide the services of her spouse, Mitchel Feinglas, as CEO of the Company with duties including general, stock transaction and financing management. The agreement provided for $104,546 to be paid to PCG per year through January 1, 2000, for Mitchel Feinglas' services.

     Katonah West Pension Plan ("Katonah West") is a pension plan for the benefit of Mitchel Feinglas, among others. Beginning in 1995, it has loaned money to the Company on terms that were more favorable to the Company than were otherwise available. The loans were used by the Company for the acquisition of DSC and for working capital. The trustees of Katonah West are Mr. Feinglas and his sister-in-law, Susan Maisch. At December 31, 1999, the Company owed Katonah West $249,750; the sum is payable on demand, carries interest at the rate of 10% per year, and is secured by certain of the Company's assets.

     Katonah West owns 695,167 shares of the Company's Common Stock. Of this total, 87,927 were issued in payment of the Company's debt to Katonah West arising from loans by Katonah West to the Company. In addition, 767,080 shares were issued in lieu of interest on loans provided to the Company by Katonah West for use by the Company in making the down payment on the purchase of DSC in September 1995.

     PCG now owns 345,414 shares of the Company's Common Stock. Of this total, 32,528 shares were issued on August 20, 1996, upon the conversion of debentures originally issued for cash in 1994. PCG also exercised warrants and, in December 1994, acquired 18,731 shares. In addition, unpaid consultant fees for the services of Mitchel Feinglas and related expenses were converted into 246,751 shares between June 1995 and October 1997. On April 1, 1996, the Company entered into an agreement with PCG pursuant to which PCG was permitted to convert certain notes it held evidencing monies owed to it by the Company into the Company's Common Stock at the rate of $1.31 of debt for each share of stock. At the time of the agreement, the conversion rate was not lower than the price at which certain shares of the Company's Common Stock were trading on the NASDAQ Bulletin Board. The notes evidenced the Company's obligation to PCG for $92,500 borrowed and for reimbursement of unpaid expenses due to Mr. Feinglas totaling $36,748.97. The agreement permitted the conversion to occur through September 30, 1996; pursuant to it, PCG converted $129,248 into 98,663 shares of Common Stock on September 4, 1996.

     Springhill Holdings Limited ("Springhill") is both a creditor and a shareholder of the Company. Springhill first loaned the Company $45,000 in October 1995 to assist in the acquisition of Dorado Systems Corporation. At various times thereafter, Springhill was issued Common Stock of the Company, and Springhill loaned the Company additional funds or deferred the collection of sums due it. In May 1998, Springhill was issued 10,000 shares of the Company's Common Stock on assignment of certain rights of Mitchel Feinglas. In September 1998, Springhill was issued 48,452 shares of Common Stock in exchange for waiving its right to $18,203.27 accumulated unpaid interest. At September 30, 1998, the Company was obligated to Springhill for $73,000, evidenced by a note bearing interest at 10%, payable on demand, and collateralized by certain of the Company's assets.

     Werren Holdings Limited ("Werren") is also both a creditor and a shareholder of the Company. Werren first loaned the Company $10,000 in October 1995 to assist in the acquisition of Dorado Systems Corporation. At various times thereafter, Werren was issued Common Stock of the Company, and Werren loaned the Company additional funds or deferred the collection of sums due it. In April 1998, Werren was issued 154,706 shares of the Company's Common Stock in exchange for releasing the Company from an obligation for borrowed money and interest on borrowed money of $205,758.82. In that same month, Werren also exchanged $12,704 due it for 12,704 shares of the Company's Common Stock. In September 1998, Werren was issued 2,754 shares of Common Stock in exchange for waiving its right to $1,032.82 accumulated unpaid interest. At September 30, 1998, the Company was obligated to Werren for $10,000, evidenced by a note bearing interest at 10%, payable on demand, and collateralized by certain of the Company's assets.

     Robert Howard was hired by the Company in February 1996 and became its President in May 1996 and Chief Executive Officer in July 1999. He is also a director of the Company. In connection with his engagement and in return for equipment transferred to the Company, on December 31, 1995, Mr. Howard was awarded 45,000 shares of Common Stock, which have been reissued in his wife's name in the amount of 25,000 shares, in the name of his mother in the amount of 10,000 shares and in the name of his brother-in-law in the amount of 10,000 shares. As of January 15, 2000, Mr. Howard owns or controls 44,807 shares of the Company's Common Stock. He disclaims any ownership interest in 16,807 shares of Common Stock owned by his mother, Libby T. Howard. Mr. Howard also disclaims any ownership interest in the 2,000 shares which he holds as custodian for his minor son, Garrett, or in the 1,000 shares which he holds as custodian for his minor son, Cole.

Item 8. Description of Securities.

     The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of Common Stock, par value $0.01 per share and 10,000,000 shares of Preferred Stock. As of the date of this Registration Statement, there are 7,100,123 shares of Common Stock issued and outstanding and no Preferred Shares issued or outstanding.

Common Shares

     Holders of the Company's Common Shares, par value $0.01 per share, are entitled to one vote for each share held on each matter submitted to a vote of the shareholders. There are no preemptive rights to purchase any additional Common Shares. The Articles of Incorporation of the Company prohibit cumulative voting in the election of directors. Since cumulative voting is not available to the holders of Common Stock, the holders of more than 50% of the outstanding Common Stock can elect all of the directors of the Company if they so choose. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Shares would be entitled to receive, on a pro rata basis, all assets of the Company remaining after satisfaction of all liabilities of the Company.

Preferred Stock

     The Articles of Incorporation of the Company authorize issuance of a maximum of 10,000,000 Preferred Shares. The Articles of Incorporation vest the Board of Directors of the Company with the authority to divide the class of Preferred Stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the Commonwealth of Pennsylvania and the Articles of Incorporation in respect of, among other things: (a) the number of Preferred Shares to constitute such series and the distinctive designations thereof; (b) the rate and preference of dividends (if any), the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (c) whether Preferred Shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (d) the liquidation preferences payable on Preferred Stock in the event of involuntary or voluntary liquidation; (e) sinking fund or other provisions, if any, for redemption or purchase of Preferred Stock; (f) the terms and conditions by which Preferred Stock may be converted, if the Preferred Stock of any series are issued with the privilege of conversion, and (g) voting rights, if any. Because the Company has not issued any Preferred Stock, no designation of the rights and preferences of any such shares has been established as of the date of this Registration Statement. The issuance of Preferred Stock could decrease the amount of money and assets available for distribution to the holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock.

     No  Preferred   Stock  is  issued  or  outstanding  on  the  date  of  this
Registration Statement and management has no plans to issue any Preferred Stock in the foreseeable future.

                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

     (a) Market Information. The Company's Common Stock is currently trading on the OTC Bulletin Board operated by the National Association of Securities
Dealers ("NASD") under the symbol "SITR." As of January 27, 2000, the price of the Company's Common Stock was $0.16 bid, $0.21 asked.

     Below are the reported high and low bid prices for the Company's Common Stock for the previous two years. The bid prices shown reflect quotations between dealers, without adjustment for markups, markdowns or commissions, and may not represent actual transactions in the Company's securities.

                                           Bid Price
          Date                           High       Low
          ----                           ----       ---

          March 31, 1998                $2.87      $0.88
          June 30, 1998                 $2.06      $1.38
          September 30, 1998            $1.47      $0.38
          December 31, 1998             $0.56      $0.25

          March 31, 1999                $0.38      $0.22
          June 30, 1999                 $0.84      $0.30
          September 30, 1999            $0.41      $0.31
          December 31, 1999             $0.19      $0.13

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     b. Holders. There are approximately Two Hundred Fifty (250) holders of the Company's Common Stock, not including those persons who hold their shares in "street name."

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

     Except as described below, the Company is not a party to any legal proceedings which it considers material and is not aware of any threatened litigation that could have a material adverse effect on the Company's business, financial condition or results of operations.

     HID Corporation ("HID") filed suit in January, 1998 in the United States District Court for the District of Colorado claiming that Dorado's Universal Reader (TM) infringed two HID patents because the reader is capable of reading HID access control cards, as well as reading the cards of other manufacturers of access control equipment. In 1999, the Company and HID settled the litigation and, as a part thereof, HID licensed to the Company and its subsidiaries United States Patent Nos. 4,546,241 and 4,730,188.

     Camenco, Inc. is seeking to enforce an arbitrator's award against SSS arising from the transaction in which the Sytron subsidiary purchased substantially all of Camenco's business assets. Camenco obtained a judgment confirming the arbitration award and SSS is obligation to pay $184,545 under the judgment in exchange for which Camenco would be required to return 160,000 shares of Sytron Common Stock which Camenco received in the 1997 purchase transaction.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     Following is a description of all shares of the Company's common stock issued over the previous three (3) years prior to the date of this Registration Statement.

     In March 1999, the Company issued 324,000 shares of its common stock in favor of Springhill Holdings, Ltd.(*) and 10,789 shares of common stock in favor of Werren Holdings Ltd.(*) at a price of $2.00 per share in consideration for the risk premium due these entities for the prior 17 months. Also in March 1997, the Company issued 200,000 shares of common stock in favor of Camenco as part of the terms of acquisition described above.

     In April 1997, Libby Howard, Springhill Holdings Ltd. and Thomas Tunner converted outstanding debentures issued by the Company in the amounts of $5,128, $7,820 and $5,128 respectively, into 2,564, 3,910 and 2,564 shares of common stock, respectively, which were converted at the price of $2.00 per share. Also in

April 1997, Charles V. Salzano and John Stewart exercised their Class C Warrants and received 160 and 900 shares of common stock, respectively. The conversion price of these warrants was $2.20 per warrant.

     In May 1997, Ms. Howard, Mr. Tunner and Steve Yacht each converted $482 in debt owed by the Company to each of the aforesaid persons at a price of $2.00 per share and each received 241 shares of the Company's common stock.

     In July 1997, the six persons exercised options to purchase shares of the Company's common stock which were previously issued to them by the Company under the Company's Stock Option Plan, including Brian FitzGerrell (1,463 shares), Paul Ahern (2,138 shares), Sherry Maples (89 shares), Private Capital Group, Ltd. (3,939 shares), Thomas Tunner (1,247 shares) and Werner Uhlmann(*) (16,445 shares). The Company relied upon Rule 701 et seq. promulgated under the Securities Act of 1933, as amended, as authority to issue these shares. The exercise price for all of these options was $1.125 per share, except for the shares issued to Mr. Uhlmann, which was $1.0946 per share.

     In August 1997, the Company issued 25,000 shares of its common stock in favor of Gary Handelin as part of the consideration for the acquisition of the Point Automation assets, which shares were valued at $1.0625 per share. Also in August 1997, Nola Brown was issued 356 shares of common stock in exchange for the conversion of debt and cash, which shares were issued at a price of $1.125.

     In October 1997, the Company issued 6,000 shares of its common stock in favor of Richard C. Landis in consideration for the conversion of debt owed by the Company, which shares were valued at $1.00 per share. Also in October 1997, PCG exercised 100,000 options to purchase 100,000 shares and Thomas Tunner exercised 22,932 options under the Company's stock plan, which options were exercisable at $1.00 per share.

     In December 1997, two employees of the Company, Karl Fellman and Chris Reither received 1,000 shares of common stock apiece as a reward for their being named the Company's employee of the month. These shares were valued at $1.14 and $0.95 per share, respectively. Also in December 1997, the Company issued 6,500 shares of common stock in favor of Kevin Welty in exchange for services provided to the Company in 1996. These shares were issued at $.25 per share, the price of the Company's common stock when the services were performed.

     In February 1998, Nick LaCorte and Brock LaCorte received 50 shares of common stock apiece in exchange for services valued at $1.00 per share. Donald Werthman received 16,875 shares in exchange for services, which shares were issued at $0.875 per share. Arthur Hughes (3,333 shares), Mark Brinkman (9,806 shares) and Rolf Loos(*) (48,996 shares) received shares in exchange for conversion of debt at a conversion price of $1.50 per share, except for Mr. Loos, whose shares were values at $1.125 per share. Matt McMahon and Jeff Zweygardt each received 1,000 shares for being named the Company's employee of the month, which shares were valued at $1.50 per share.

     In March 1998, 25,000 shares of common stock were issued to Bernt Horrolt(*) at a price of $1.25 per share in exchange for cash. Walter Murr(*) and Werner Uhlmann(*) received 17,292 and 43,265 shares, respectively, in consideration of forgiveness of debt, which shares were also valued at $1.25 per share. Anne deGuisti(*), Caroline Weldon(*) and John Weldon received 2,000, 1,000 and 23,000 shares in exchange for services, which shares were valued at $1.18 per share. Werren Holdings Ltd.(*) received an aggregate of 700,000 shares of common stock in exchange for cash, which shares were valued at $1.25 per share. Scott Hyman and Robert Snively each received 10,000 shares of common stock for services valued at $20,000 ($2.00 per share).

     In April 1998, the Company issued shares in favor of Ulrich W. Rud(*) (10,000) and Jane Kingsley Smith (1,500) for cash, which shares were valued at $1.25 per share. Lois McCann received 19,239 shares in exchange for the release of $33,668 owed by the Company, which shares were valued at $1.75 per share. Cable and Harness, Inc. (300 shares) and D&D Electric (1,600 shares) received their shares in consideration for the release of debt in the amounts of $1,023 and $4,528, respectively, which shares were valued at $2.73 and $2.83, respectively. Michael Howard received 133 shares in consideration for the release of $266 in monies owed by the Company, which shares were also valued at $2.00 per share. Comfort Inn received 300 shares at $2.75 per share in exchange for debt. Ernest Schuster(*) received 20,000 shares of common stock at a price of $1.25 per share in consideration for releasing the Company from debt obligations. Raymond Vandenberg received 17,518 shares valued at $1.05 per share in exchange for services rendered to the Company. Werren Holdings Ltd.(*) received 12,074 shares of common stock valued at $1.00 per share in exchange for debt and, along with Boulder Financial Group, Ltd. also received 154,706 shares of common stock each for forgiveness of $411,518 in debt owed to the Ragsdale Family Trust, which shares were valued at $1.33 per share.

     In May 1998, Marion Bloch(*) (591 shares), Basil and Susan Bicknell(*) (1,319 shares) and John Stuart(*) (887 shares) received shares in exchange for debt, which shares were valued at $1.80, $1.80 and $1.50, respectively. An aggregate of 50,000 shares were issued to the shareholders of Nautica in consideration for the acquisition described above, which shares were valued at $2.00 per share. Crescent received 166,667 shares in exchange for cash, which shares were valued at $1.50 per share. See "Crescent Financing", above.

     From June 1998 through the present, the Company issued shares of common stock to the following persons and entities, in exchange for the consideration as noted:

                                                      Nature of
                        # of Shares     $ per Share Consideration
                        -----------     ----------- -------------

Architectural Glass           200        $ 3.12     debt
Easter Owens                  200          3.00     debt
Larsen Distributing           140          2.6964   debt
Springhill Holdings Ltd.   10,000          2.125    interest
Lance King                  2,399          2.125    services
Michael Van Atta &
  Beth Hamilton             6,000          1.50     cash
Technical Marketing
  Manufacturing               600          2.6891   debt
Robert & Gail Briner          700          1.75     cash
Vinson & Karen Gilliam      1,500          1.75     cash

July 1998:

Irwin Associates Pension
   Scheme(*)                1,423          1.75     cash
V.W. Warren Pearl(*)        1,319          1.80     interest
John & Kay Boor             3,167          1.50     interest
Charles Robinson            1,583          1.50     interest
Janet Robinson              1,583          1.50     interest
Michael Fitzsimons          7,445          1.50     debt
Edward C. Spahn             3,715          2.00     debt
Ronald Jakubowski           3,022          2.00     debt
Patsy Craven                2,275          2.00     debt
Charles Hale                  304          2.00     debt
Michael Van Atta &
   Beth Hamilton            3,000         1.625     cash
                            1,000         1.50      cash
The Fryer Living Trust      7,000         1.625     cash
Scott Appelt                1,000         1.5625    services
Richard Lentz               1,000         1.5625    services
Angela Smith                1,000         1.5625    services
Kevin Welty                 1,000         1.5625    services
Kenneth Sanders               500         1.125     Option

August 1998:

One World Arts                200         2.0137    debt
Boulder Business Products     400         2.38      debt
Irwin Associates Pension
   Scheme(*)                1,843         1.3893    interest
V.W. Warren Pearl(*)        1,709         1.3893    interest
John Stewart(*)               957         1.3893    interest
Basil & Susan Bicknell(*)   1,709         1.3893    interest
Marion Bloch(*)               766         1.3893    interest

                                                      Nature of
                        # of Shares     $ per Share Consideration
                        -----------     ----------- -------------

September 1998:

Thomas Tunner                 512         0.82      debt
Michael Fitzsimons          4,445         0.75      debt
Kenneth Sanders               100         0.75      Option
William Wilcox                 50         0.75      Option
Lou Rodina                    167         0.75      Option
Kristopher Hale Gochanour      50         0.75      Option
Sherry Maples                 100         0.75      Option
Jerry Saaijenga-New           100         0.75      Option
Shaun Himmerick               100         0.75      Option
Ellen Boak                  1,250         0.75      Option
Springhill Holdings Ltd.(*)34,200        0.375      risk premium
                                                      interest
Werren Holdings Ltd.(*)     7,592        0.375      risk premium
                                                      interest
Katonah West Pension Plan 175,419        0.375      risk premium
                                                      interest
Springhill Holdings Ltd.(*)48,542        0.375      debt
Werren Holdings Ltd.(*)     2,754        0.375      debt
Katonah West Pension Plan 198,119        0.375      debt
Michael Begler             15,000        0.375      services
Werner Uhlmann(*)          20,000        0.375      services
Rolf Loos(*)               20,000        0.375      services

October 1998:

Law Enforcement Technologies
   Resources, Inc.        440,000        0.5313     acquisition
Michael A. Howard             618        1.305      debt
Robert L. Salazaar            250        0.469      cash
David Houston               1,130        0.5313     services
Glenn Junik                90,343        0.50       services

November 1998:

Irwin Associates Pension
   Scheme(*)                5,422        0.4725    interest
Basil & Susan Bicknell(*)   5,027        0.4725    interest
John Stuart(*)              2,815        0.4725    interest
V.W. Warren Pearl(*)        5,027        0.4725    interest
John & Kay Boor             5,027        0.4725    interest
Charles Robinson            2,514        0.4725    interest
Janet Robinson              2,514        0.4725    interest
Marion Block(*)             2,252        0.4725    interest
Rob Howard                  3,602        0.75      Option
Michael Fitzsimons          8,889        0.375     services

                                                      Nature of
                        # of Shares     $ per Share Consideration
                        -----------     ----------- -------------

December 1998:

Ellen Marie Bossman         1,000        0.3125     services
Ellen Boak                  1,000        0.3125     services
Shaun Himmerick             1,000        0.3125     services
Harry Anderson              1,000        0.3125     services
Michael Fitzsimons          5,334        0.3125     services

January 1999:

Crescent
  International Ltd.(*)   173,045        0.3125     financing
Michael Fitzsimons          7,474        0.21875    services

February 1999:

Irwin Associates Pension
   Scheme(*)               12,308        0.20813    interest
Basil & Susan Bicknell(*)  11,411        0.20813    interest
John Stewart(*)             6,390        0.20813    interest
V.W. Warren Pearl(*)       11,411        0.20813    interest
John & Kay Boor            11,411        0.20813    interest
Charles Robinson            5,706        0.20813    interest
Janet Robinson              5,706        0.20813    interest
Marion Bloch(*)             5,112        0.20813    interest
Michael Fitzsimons          7,474        0.21875    services

March 1999:
Michael Fitzsimons          7,474        0.21875    services

April 1999:
Michael Fitzsimons          5,450        0.30       services

May 1999:

Michael Fitzsimons          4,359        0.36563    services
Irwin Associates Pension
   Scheme(*)                9,036        0.36563    interest
Basil & Susan Bicknell(*)   8,377        0.36563    interest
John Stewart(*)             4,691        0.36563    interest
V.W. Warren Pearl(*)        8,377        0.36563    interest
John & Kay Boor             8,377        0.36563    interest
Charles Robinson            4,189        0.36563    interest
Janet Robinson              4,189        0.36563    interest
Marion Bloch(*)             3,753        0.36563    interest

                                                      Nature of
                        # of Shares     $ per Share Consideration
                        -----------     ----------- -------------

June 1999:

Michael Fitzsimons          5,813        0.28125    services
Springhill Holdings, Ltd.  34,200        0.21875    interest
Werren Holdings, Ltd.(*)    7,592        0.21875    interest
Katonah West
   Pension Plan           186,208        0.21875    interest

July 1999:

Crescent International
   Limited(*)              76,019        0.23021    financing
Michael Fitzsimons          5,232        0.3125     services

August 1999:

Irwin Associates Pension
   Scheme(*)                7,590        0.3375     interest
Basil & Susan Bicknell(*)   7,037        0.3375     interest
John Stewart(*)             3,941        0.3375     interest
V.W. Warren Pearl(*)        7,037        0.3375     interest
John & Kay Boor             7,037        0.3375     interest
Charles Robinson            3,519        0.3375     interest
Janet Robinson              3,519        0.3375     interest
Marion Bloch(*)             3,153        0.3375     interest
Michael Fitzsimons          5,813        0.28125    services
Robert Snively             22,568        0.30       services
Scott Hyman                13,192        0.30       services
Robert Snively             15,694        0.3125     services
Scott Hyman                 3,408        0.3125     services

September 1999:

Michael Fitzsimons          6,540        0.25       services
Werren Holdings, Ltd.(*)  168,600        0.6250     financing

October 1999:

Springhill Holdings Ltd.   46,720        0.15625    interest
Werren Holdings, Ltd.(*)    6,400        0.15625    interest
Katonah West Pension
   Plan                   159,840        0.15625    interest
Michael Fitzsimons         12,576        0.13       services

                                                      Nature of
                        # of Shares     $ per Share Consideration
                        -----------     ----------- -------------
November 1999:

Irwin Associates Pension
   Scheme(*)               12,576        0.117      interest
Basil & Susan Bicknell(*)  20,299        0.117      interest
John Stewart(*)            11,368        0.117      interest
V.W. Warren Pearl(*)       20,299        0.117      interest
John & Kay Boor            20,299        0.117      interest
Charles Robinson           10,150        0.117      interest
Janet Robinson             10,150        0.117      interest
Marion Bloch(*)             9,094        0.117      interest
Michael Fitzsimons          3,144        0.13       services
Andrew I. Telsey           15,000        0.13       services

January 2000:
Crescent International
   Ltd.(*)                116,667        0.15       commitment
                                                      fee

     Unless otherwise stated herein, the Company relied upon the exemptions from the registration requirements included under the Securities Act of 1933, as amended, including but not necessarily limited to Section 4(2) and/or Regulation D of said Act. In addition, for those entities marked with an (*), the Company relied upon the exemption from the registration requirements included under the Securities Act of 1933, as amended, including but not limited to Regulation S, as each of these persons or entities are not domiciled or residents of the United States, or otherwise controlled, either directly or indirectly by any US resident.

     The Company utilized the Company's then current market price in ascertaining the price at which it issued the relevant shares. In each instance, the Company engaged in "arms-length" negotiations with the respective party receiving the shares in determination of the offering price.

     Each of the above US shareholders was and is either an "accredited investor" (as that term is defined in the 1933 Act), or were provided all information necessary in order to allow each investor to exercise their respective business judgment as to the merits of the investment. Further, those shareholders who are not "accredited investors" had a preexisting business and/or personal relationship with management of the Company and the Company believes that these shareholders are considered "sophisticated" investors based upon their previous investment experience, or were employees of the Company at the time of such issuance.

     All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 and

Regulation S under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

Item 5. Indemnification of Directors and Officers.

     The Company's Bylaws provide that the Company's officers and directors shall not be personally liable to the Company for monetary damages as such for any action other than as expressly provided under the laws of the State of Pennsylvania. Pursuant to the Company's Bylaws, the Company indemnifies every director and officer and may indemnify any employee or agent, to the full extent permitted by the Pennsylvania Business Corporation Law of 1988, the Pennsylvania Directors' Liability Act and any other present or future provision of Pennsylvania law. The Company is authorized to pay and advance expenses to directors and officers for matters covered by indemnification to the full extent permitted by such law and any similarly pay and advance expenses for employees and agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S

Financial Statements.

     The audited financial statements for the fiscal years ended September 30, 1999 and 1998 of the Company are attached to this Registration Statement and filed as a part hereof. See page 53.

     1)  Independent Auditors' Report
     2)  Consolidated Balance Sheet
     3)  Consolidated Statement of Operations
     4)  Consolidated Statement of Shareholders' Equity (Deficit)
     5)  Consolidated Statement of Cash Flows
     6)  Notes to Financial Statements

                          SYTRON, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                               September 30, 1999

                                 C O N T E N T S


Independent Auditors' Report.............................................  3

Consolidated Balance Sheet...............................................  4

Consolidated Statements of Operations....................................  6

Consolidated Statements of Stockholders' Equity (Deficit)................  7

Consolidated Statements of Cash Flows....................................  8

Notes to the Consolidated Financial Statements...........................  9

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Sytron, Inc. and Subsidiaries
Broomfield, Colorado


We have audited the accompanying consolidated balance sheet of Sytron, Inc. and Subsidiaries as of September 30, 1999 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended September 30, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of Sytron, Inc. and Subsidiaries as of September 30, 1999 and the consolidated results of their operations and their cash flows for the years ended September 30, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the consolidated financial statements, the Company has suffered losses from operations since inception, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Jones, Jensen & Company
Salt Lake City, Utah
December 20, 1999



                          SYTRON, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheet
                               September 30, 1999

                                     ASSETS

CURRENT ASSETS
     Cash                                                      $     21,359
     Accounts receivable, net of $48,980
       allowance for doubtful accounts                            1,051,196
     Inventory (Note 2)                                             510,565
     Prepaid expenses                                                48,751
                                                               ------------

          Total Current Assets                                    1,631,871
                                                               ------------


PROPERTY AND EQUIPMENT (Note 2)
     Equipment                                                    1,278,560
     Leasehold improvements                                          24,471
     Software                                                         9,512
     Less - accumulated depreciation and amortization            (1,057,121)
                                                               ------------

          Total Property and Equipment                              255,422
                                                               ------------


OTHER ASSETS
     Computer software, net of amortization
       of $221,710 (Note 2)                                      1,067,695
     Other assets                                                   49,574
     Goodwill (Note 2)                                             105,467
                                                              ------------
          Total Other Assets                                     1,222,736
                                                              ------------


          TOTAL ASSETS                                        $  3,110,029
                                                              ============


                                        4

                                                                              56




                          SYTRON, INC. AND SUBSIDIARIES
                     Consolidated Balance Sheet (Continued)
                               September 30, 1999

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

CURRENT LIABILITIES
     Accounts payable                                         $  2,040,569
     Accrued expenses                                              348,249
     Reserve for discontinued operations                            35,000
     Capital leases - current portion (Note 4)                      14,827
     Notes payable - related parties (Note 5)                      344,250
     Notes payable - current portion (Note 5)                    1,013,649
                                                              ------------
          Total Current Liabilities                              3,796,544
                                                              ------------


LONG-TERM DEBT
     Capital leases (Note 4)                                       46,111
     Long-term debt (Note 5)                                      361,768
                                                             ------------
          Total Long-Term Debt                                    407,879
                                                             ------------


          Total Liabilities                                     4,204,423
                                                             ------------


COMMITMENTS AND CONTINGENCIES (Note 3)


STOCKHOLDERS' EQUITY (DEFICIT)
     Common stock, $0.01 par value, 20,000,000
      shares authorized, 6,963,056 shares issued
      and outstanding                                              69,631
     Additional paid-in capital                                11,330,461
     Accumulated deficit                                      (12,494,486)
                                                             ------------
          Total Stockholders' Equity (Deficit)                 (1,094,394)
                                                             ------------

          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY (DEFICIT)                   $  3,110,029
                                                             ============

                   The accompanying notes are an integral part
                         of these consolidated financial
                                   statements.



                          SYTRON, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                            Year Ended September 30,

                                                      1999          1998
                                                  -----------    -----------
NET SALES                                         $ 5,220,330    $ 5,038,634

COST OF SALES                                       3,468,553      2,897,822
                                                  -----------    -----------
GROSS PROFIT                                        1,751,777      2,140,812
                                                  -----------    -----------
EXPENSES
     Sales and marketing                              537,924        862,231
     General and administrative                     1,035,235      1,524,683
     Research and development                         341,109        698,108
                                                  -----------    -----------
          Total Expenses                            1,914,268      3,085,022
                                                  -----------    -----------
(LOSS) FROM OPERATIONS                               (162,491)      (944,210)
                                                  -----------    -----------
OTHER INCOME (EXPENSES)
     Interest expense                                (299,288)      (304,092)
     Other expenses                                  (165,568)      (145,926)
     Loss on disposal of assets                             -     (1,254,958)
     Income from debt release                          22,935        217,483
     Loss from obsolete inventory                           -       (827,698)
                                                  -----------    -----------
          Total Other Income (Expenses)              (441,921)    (2,315,191)
                                                  -----------    -----------
(LOSS) BEFORE DISCONTINUED OPERATIONS                (604,412)    (3,259,401)
                                                  -----------    -----------
DISCONTINUED OPERATIONS (Note 9)
     Loss from discontinued operations                   (631)      (427,451)
     Gain from disposal of subsidiary                  10,667              -
                                                  -----------    -----------
          Net Discontinued Operations                  10,036       (427,451)
                                                  -----------    -----------
NET (LOSS)                                        $  (594,376)   $(3,686,852)
                                                  ===========    ===========

BASIC (LOSS) PER SHARE (Note 2)
     Loss from operations                         $     (0.09)   $     (0.70)
     Discontinued operations                             0.00          (0.09)
                                                  -----------    -----------
          Basic (Loss) Per Share                  $     (0.09)   $     (0.79)
                                                  ===========    ===========
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                 6,872,803      4,647,259
                                                  ===========    ===========

                   The accompanying notes are an integral part
                         of these consolidated financial
                                   statements.



                          SYTRON, INC. AND SUBSIDIARIES
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                        Additional    Stock
                                      Common Stock        Paid-in Subscriptions Accumulated
                                   Shares      Amount     Capital   Receivable    Deficit
                                  ---------  --------  -----------  ---------  ------------
Balance, September 30, 1997       3,606,664  $ 36,067  $ 9,100,495  $       -  $ (8,213,258)

Common stock issued for:
  Services rendered                 188,970     1,890      167,337          -             -
  The purchase of the net assets
   of Nautica Security Group, Inc.   50,000       500      189,500          -             -
  Conversion of debt              1,079,619    10,796    1,018,514          -             -
  Cash                              978,284     9,782      905,578   (269,625)            -
Stock offering costs                      -         -      (78,418)         -             -
1998 net (loss)                           -         -            -          -    (3,686,852)
                                  ---------  --------  -----------  ---------  ------------
Balance, September 30, 1998       5,903,537    59,035   11,303,006   (269,625)  (11,900,110)

Common stock issued for:
  Services rendered                 396,785    3,968       117,664          -             -
  Conversion of debt                 28,725      287        12,937          -             -
  Interest expense                  571,557    5,716       137,788          -             -
  Cash                                3,852       39         2,779          -             -
  Purchase of Law Enforcement
    Technologic Resources, Inc.     440,000    4,400       229,350          -             -
  Purchase of ECSI Construction
    Services, Inc.                  100,000    1,000        42,750          -             -
Cancellation of subscription
 receivable                        (431,400)  (4,314)     (265,311)   269,625             -
Return of shares related to
 Nautica Security Group, Inc.
 acquisition                        (50,000)    (500)     (189,500)         -             -
Shares received in sale of ECSI
 Construction Services, Inc.       (100,000)  (1,000)      (42,750)         -             -
Stock offering costs                100,000    1,000       (18,252)         -             -
1999 net (loss)                           -        -             -          -      (594,376)
                                  ---------  --------  -----------  ---------  ------------
Balance, September 30, 1999       6,963,056  $ 69,631  $11,330,461  $       -  $(12,494,486)
                                  =========  ========  ===========  =========  ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.



                          SYTRON, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                            Year Ended September 30,

                                                                 1999         1998
                                                             ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                                 $ (594,376)  $(3,686,852)
  Adjustments to reconcile net (loss) to net cash
    (used) provided by operating activities:
      Depreciation and amortization                             297,523       705,616
      Income from debt release                                  (22,935)     (217,483)
      Stock issued for services rendered                        121,632       169,226
      Stock issued for interest                                 143,504       203,246
      Loss on disposal of asset                                       -     1,321,958
      Bad debt expense                                                -        18,030
      Loss from obsolete inventory                                    -       827,698
      Loss from discontinued operations                             631             -
      Gain from disposal of subsidiary                          (10,667)            -
  Changes in operating assets and liabilities:
      (Increase) in accounts receivable
        and related receivables                                (311,714)     (171,254)
      Decrease in inventory                                     265,837        86,661
      (Increase) in prepaid expenses
        and other assets                                         (6,720)      (57,670)
      Increase (decrease) in accrued expenses                  (236,535)       77,188
      Increase in accounts payable                              150,704       896,323
                                                             ----------   -----------
        Net Cash (Used) Provided by
           Operating Activities                                (203,116)      172,687
                                                             ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of fixed assets                                      (25,121)     (183,462)
  Computer software development                                (117,932)     (737,312)
                                                             ----------   -----------
        Net Cash (Used) by Investing Activities                (143,053)     (920,774)
                                                             ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Stock offering costs                                         (17,252)            -
   Proceeds from issuance of stock                                2,818       567,317
   Proceeds from note payable                                   447,706       190,659
   Repayment of notes payable and capital leases                (88,537)      (86,318)
                                                             ----------   -----------
        Net Cash Provided by Financing Activities               344,735       671,658
                                                             ----------   -----------
NET (DECREASE) IN CASH                                           (1,434)      (76,429)
CASH AT BEGINNING OF YEAR                                        22,793        99,222
                                                             ----------   -----------
CASH AT END OF YEAR                                          $   21,359   $    22,793
                                                             ==========   ===========
CASH PAID DURING THE YEAR FOR:
   Interest                                                  $  106,177   $   162,027
   Income taxes                                              $        -   $         -
NON-CASH FINANCING ACTIVITIES:
   Issuance of common stock for services rendered            $  121,632   $   169,226
   Conversion of debt to common stock                        $  156,728   $ 1,029,310
   Purchase of subsidiaries by the
     issuance of common stock                                $  233,750   $   190,000
   Purchase of equipment through capital lease               $    5,118   $         -

                          The accompanying notes are an
                             integral part of these
                             consolidated financial
                                   statements.

                                        8

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 1 -  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Sytron, Inc. and its consolidated subsidiaries (collectively "Sytron") are engaged in several segments of the commercial security business. Sytron, Inc., incorporated in Pennsylvania November 9, 1992, has three principal operating subsidiaries, Sytron Security Group, Inc., Dorado Systems Corporation, and Sytron Security Systems, Inc. Sytron, Inc. provides management, purchasing and financial services to these subsidiaries under contract.

     a. Sytron Security Group, Inc. (SSG) sells sophisticated security systems, consisting of both hardware and software, and marketed for airports, correctional facilities, and major corporate security applications. SSG, primarily an equipment supplier, also provides design, engineering and construction management services, as well as parking access control systems. SSG originated in the September 1996 acquisition of Mundix Control Systems, Inc. for 300,000 Sytron, Inc. common shares, valued at $1,500,000.

     b. Dorado Systems Corporation (Dorado) manufactures access control readers which it sells to original equipment manufacturers, to integrators and to dealers. Dorado was purchased in September 1995 for $1,029,137.

     c. Sytron Security Systems, Inc. (SSS) sells high security entrance portals to banks, laboratories and other secure facilities. In March 1997, SSS purchased the assets of Camenco for $816,000, comprised of $10,000, 200,000 Sytron, Inc. common shares, and the assumption of certain liabilities.

     There have been other, less successful, acquisitions which are inactive, being liquidated, or which have been sold (see also Note 9).

     a. Point Automation, Inc., in October 1997, purchased assets of a fire alarm product line for 50,000 Sytron, Inc. common shares. Under contingent purchase terms, an additional 50,000 shares was paid in 1999. This product line is not being marketed.

     b. Nautica Security Group, Inc., in May 1998, acquired the net assets of Nautica Technology Group, Intl., a provider of vehicle location and control equipment and services for 50,000 Sytron common shares valued at $190,000. Sytron recovered a portion of the stock paid, has blocked transfer of the remainder of the shares, and may pursue litigation if necessary to recover the balance of the shares. This product line is no longer marketed and Nautica Security Group, Inc. is being liquidated.

     c.   In October 1998,  Sytron  acquired ECSI  Construction  Services,  Inc.
          (ECSI) for 100,000 Sytron, Inc. common shares valued at $43,750. On August 31, 1999, Sytron sold its interest in ECSI in exchange for the return of the 100,000 originally issued shares.

     d.   In  October  1998,   Sytron  acquired  Law   Enforcement   Technologic
          Resources, Inc. (LETR) for 440,000 Sytron, Inc. common shares valued at $233,750. LETR is inactive, pending liquidation or sale.

     All Sytron acquisitions have been accounted for under the purchase method of accounting, with acquired assets and liabilities recorded at their fair market value.

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

     a.   Accounting Method

     Sytron's consolidated financial statements are prepared using the accrual method of accounting. Sytron has elected a September 30 year end. Unless otherwise indicated, the years presented refer to Sytron's fiscal year.

     b.   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingencies and reported revenues and expenses. Actual results could differ from those estimates.

     c.   Basic Loss Per Share

                                                    1999            1998
                                               -------------   -------------

         Loss (numerator)                       $    (594,376)  $  (3,686,852)
         Shares (denominator)                       6,872,803       4,647,259
         Per share amount                       $       (0.09)  $       (0.79)

     The basic loss per share of common stock is based on the weighted average number of shares issued and outstanding during the period of the consolidated financial statements. Shares to be issued from warrants and options are not included in the computation because they would have an antidilutive effect on the net loss per common share.

     d.   Provision for Taxes

     At September 30, 1999, Sytron has net operating loss carryforwards of approximately $12,500,000 which will expire in 2007 through 2014. No tax benefit has been reported in the consolidated financial statements because future earnings against which to offset the loss carryforwards are not assured.

     e.   Cash Equivalents

     All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

     f.   Principles of Consolidation

     The consolidated financial statements include those of Sytron, Inc. and its wholly-owned subsidiaries: Dorado Systems Corporation, Sytron Security Group, Inc. and Sytron Security Systems, Inc. Biometrics, Inc., Mundix Control Systems, Inc., Point Automation, Inc., and Law Enforcement Technologic Resources, Inc., inactive at September 30, 1999, are also included. All significant intercompany accounts and transactions have been eliminated.

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

     g.   Inventory

     Inventory is carried at the lower of average cost or market value. At September 30, 1999 inventories were:

               Raw materials and supplies                     $   724,386
               Work-in-process                                    232,525
               Reserve for obsolete items                        (446,346)
                                                              -----------

               Total                                          $   510,565
                                                              ===========

     It is Sytron's policy to review its perpetual inventory quarterly for items which have become obsolete to its operations and to reserve for any items identified.

     h.   Property and Equipment

     Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of property and equipment is determined using the straight-lien method over the expected useful lives of the assets as follows:

               Description                           Useful Lives
               -----------                           ------------
               Equipment                               5 years
               Leasehold improvements                  5 years
               Software                                5 years

     Depreciation   expense  was   $72,625  and   $129,734  in  1999  and  1998,
     respectively.

     i.   Goodwill

     The excess of the purchase price over the fair market value of the assets and liabilities acquired in the purchase of Dorado and Mundix has been recorded as goodwill.

     Goodwill  is  amortized  using  the  straight-line  method  over  5  years.
     Amortization   expense   was   $94,969  and  $94,969  for  1999  and  1998,
     respectively.

     Sytron reviews quarterly ,on a subsidiary-by-subsidiary basis, the goodwill recorded in the purchase of its subsidiaries. When it becomes evident that the Company will not recover its investment through sales of the subsidiaries' products, then the goodwill is charged to expense in that period.

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)


     j.   Computer Software

     Sytron capitalizes appropriate costs incurred to develop, or to acquire the rights to, software products for sale to customers, in accordance with the rules of Statement of Financial Accounting Standards No. 96. Computer software now consists primarily of the MaxxNet system developed in 1998 for correctional facility security, and the related MaxxNet versions for airports and for corporate access control developed in 1999. Balances reported are stated at cost less accumulated amortization. Amortization is on a straight line method over an estimated useful life of five years, subject to review quarterly to determine whether any additional writedown is appropriate based on estimated future product sales.

     Amortization   expense  was  $129,929  and  $418,329  for  1999  and  1998, respectively. In 1998, computer software was written down an additional $1,321,958, based on management's evaluation of likely future sales for older software products.

     k.  Concentrations of Credit Risk

     Sytron sells its product to various customers throughout the United States, and extends credit to its customers.

     Credit losses, if any, have been provided for in the consolidated financial statements and are based on management's expectations. Sytron's accounts receivable are subject to potential concentrations of credit risk. Sytron does not believe that it is subject to any unusual risks, nor significant risks in the normal course of its business.

     l.  Revenue Recognition

     Revenue is recognized upon shipment of goods to the customer. For construction projects, revenue is recognized using the percentage of completion method of accounting and, therefore, takes into account the cost, estimated earnings and revenue to date on contracts not yet completed. The amount of revenue recognized is the portion of the total contract price that the cost expended to date bears to the anticipated final total cost, based on current estimates of costs to complete.

     m.  Advertising

     Sytron charges advertising costs to expense as incurred.

     n.  Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued certain new standards, including standards on earnings per share (SFAS 128), capital structure (SFAS 129), comprehensive income (SFAS 130), operating segments (SFAS 131) and postretirement benefits (SFAS 132). The adoption of these standards did not have a material impact on Sytron's consolidated financial statements.

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

     o.  Year 2000 Issue

     Sytron has conducted a comprehensive review of its computer systems to identify any systems that could fail to properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize the year could fail to function or generate erroneous data. Management believes its products and software are Year 2000 compliant.

NOTE 3 -  COMMITMENTS AND CONTINGENCIES

     a.  Lease Agreement

     On August 8, 1996, Sytron signed an operating lease for its office and manufacturing space, located in Broomfield, Colorado. On June 13, 1998, Sytron amended the operating lease to be effective February 1, 1999 through December 31, 2002. The lease requirements are:

               2000                                  $     97,128
               2001                                        97,128
               2002                                        97,128
               2003                                        24,282
               2004 and thereafter                              -
                                                     ------------

                                                     $    315,666
                                                     ============

     Rent expense for 1999 and 1998 was $124,965 and $125,978, respectively.

     b.  Litigation

     In 1999, Sytron and HID Corporation settled the patent infringement litigation between the companies. HID will license to Sytron, Inc. and its affiliated companies, U.S. patent Nos. 4,546,241 and 4,730,188.

     In 1998, Sytron Security Systems, Inc. settled through arbitration an outstanding suit with Camenco, Inc. originating with the March 1997 purchase of Camenco assets. SSS agreed to pay Camenco $237,000 in ten monthly installments. Camenco agreed to return 200,000 Sytron, Inc. common shares pro rata as SSS paid the ten installments and to pay its debt to Wells Fargo which was to have been assumed by SSS in the purchase agreement. SSS was unable to make all of the payments and Camenco obtained a judgment confirming the arbitration award. Currently, SSS owes $184,545 under the judgment, and 160,000 Sytron, Inc. common shares have not been returned.

     Various  companies  in the Sytron group are party to other  actions,  which
     management  believes  are  not  material  to  the  consolidated   financial
     statements.

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 3 -  COMMITMENTS AND CONTINGENCIES (Continued)

     c.  Employment Agreements

     Sytron has employment agreements for the services of two of its key officers, which expire January 1, 2000. The agreements require a total of $200,546 to be paid on a yearly basis as compensation for these individuals.

     d.  Security Interest in Stock of a Subsidiary

     In consideration for funds loaned by related parties for the purchase of Dorado Systems Corporation, Sytron granted a security interest in Dorado's common stock. The 22,403 shares of Dorado's common stock outstanding are being held in a nominee's name until loans have been paid.

NOTE 4 -  CAPITAL LEASES

     Sytron leases certain equipment with lease terms ending in 2002 and 2003. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments.

     Capital lease obligations at September 30, 1999 were:

               Total                                            $     60,938
               Less: current portion                                 (14,827)
                                                                ------------
               Long-term portion                                $     46,111
                                                                ============

     Future minimum lease payments under these capital leases and their net present value are:

               2000                                             $     21,272
               2001                                                   21,272
               2002                                                   21,272
               2003                                                    5,122
               2004 and thereafter                                         -
                                                                ------------
          Total future minimum lease payments                         68,938
          Less, amount representing interest                          (8,000)
                                                                ------------
          Present value of future minimum lease payments        $     60,938
                                                                ============

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999

NOTE 5 -  NOTES PAYABLE AND NOTES PAYABLE - RELATED PARTIES
                                                              September 30,
                                                                   1999
                                                               ------------
     Note payable Springhill Holdings Limited (Shareholder),
      10% interest, due on demand, collateralized by certain
      Sytron assets.                                           $     73,000
     Note payable Werren Holdings Limited, (Shareholder),
      10% interest, due on demand, collateralized by certain
      Sytron assets.                                                 10,000
     Note payable Katonah West Pension Plan, (Shareholder),
      10% interest, due on demand, collateralized by certain
      Sytron assets.                                                249,750
     Note payable (Shareholder), non-interest bearing,
      unsecured, in default.                                         11,500
                                                               ------------
          Total Notes Payable - Related Parties                $    344,250
                                                               ============
     Note payable Forum Trading, due from judgment dated
      February 15, 1996, 8.0% interest, unsecured, in default. $     55,559
     Note payable Wagner Sharer & Co. from judgment dated
      September 12, 1996, 7.0% interest, unsecured, in default.      30,233
     Notes payable to various individuals, 12.0% interest,
      unsecured, in default.                                         40,000
     Note payable to various individuals, 12.0% interest,
      unsecured, in default.                                         40,000
     Notes payable to various individuals, 9.5% interest,
      interest payments due quarterly, principal due
      January 31, 2000, secured by accounts receivable.             608,656
     Note payable United Credit, 14.0% interest, balance not
      to exceed $250,000 or 75% of accounts receivable, monthly
      payments based on outstanding accounts receivable balance, secured by accounts receivable, inventory and equipment
      of Dorado.                                                    208,706
     Note payable Crescent International  Limited, 10% interest, convertible to common stock based on market price,
      interest payments bi-annually in common stock, principal
      due January 15, 2001. 350,000
     Convertible subordinated debentures, 10% interest payable
      annually, convertible to common stock based on market
      price, in default.                                             42,263
                                                               ------------
          Total Notes Payable                                     1,375,417
          Less Current Portion                                   (1,013,649)
                                                               ------------
          Total Long-Term Notes Payable                        $    361,768
                                                               ============

     Scheduled maturities of notes payable - related parties and notes payable are as follows:

               2000                                            $  1,357,899
               2001                                                 361,768
               2002, 2003, 2004 and thereafter                            -
                                                               ------------
                                                               $  1,719,667
                                                               ============

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 6 -  OUTSTANDING STOCK OPTIONS AND PURCHASE WARRANTS

     The following summarizes the exercise price per share and expiration date of the Company's outstanding options and warrants to purchase common stock at September 30, 1999. Warrants may be extended at the Company's discretion.

            Type          Expiration Date    Exercise Price       Number
          -------       -----------------    --------------     ---------
          Options           February 2002         $3.625              453
          Options            2002 to 2003         $2.50            23,889
          Options               June 2001         $2.26            53,081
          Options       March to May 2002         $1.53            52,169
          Options               June 2002         $1.50             2,724
          Options           February 2003         $1.375            1,000
          Options            2002 to 2003         $1.125           36,309
          Options            October 2002         $1.00            22,932
          Options            2002 to 2003         $0.875           43,700
          Options            2002 to 2004         $0.75         1,818,779
          Options            2003 to 2004         $0.469           50,332
          Options            January 2004         $0.3125           5,000
          Warrants           2000 to 2002         $2.50            55,153
          Warrants               May 2003         $2.00           100,000
          Warrants             April 2002         $1.75             2,000
          Warrants           1999 to 2003         $1.625          157,200
          Warrants           1999 to 2000         $1.50            72,000
          Warrants          February 2003         $1.375           80,000
          Warrants              July 2002         $1.125           86,000
          Warrants           2002 to 2003         $1.00            38,000
          Warrants           2001 to 2003         $0.75           415,000
          Warrants           October 2002         $0.625          268,600
          Warrants           January 2004         $0.75            80,000
          Warrants           January 2002         $0.01           726,000
                                                                ---------

          Total                                                 4,190,321
                                                                =========

     Sytron's June 28, 1996 non-statutory stock option plan, as amended January 8, 1999, provides options to purchase 3,500,000 shares of common stock. 1,473,243 options are fully vested of which 176,666 options were exercised at September 30, 1999. Remaining options vest from 1999 through 2003. No options may be granted after June 28, 2000. Options have a five year exercise period.

     The plan provides a special incentive to selected individuals who have made significant contributions to Sytron. The plan shall be administered by the board of directors of Sytron or an option committee.

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 7 -  CRESCENT FINANCING

     In 1998,  Sytron  sold to Crescent  International  Limited  (Crescent)  for
     $250,000 in cash, 166,667 common shares and a warrant to acquire an additional 100,000 common shares at $3.375 per share, until May 2003. Sytron did not register the shares issued and issuable to Crescent. As a result of that failure, and of the fall in the price of its common stock, Sytron was unable to meet the requirements to sell additional shares to Crescent. Sytron and Crescent agreed to replace the May transaction with a revised financing arrangement on January 15, 1999.

     Under the January transaction, Sytron: (a) sold to Crescent a convertible promissory note for $350,000, with the conditional right to sell to Crescent a second note for $400,000; (b) will issue shares to Crescent as a commitment fee every six months equal to 5% of the unpaid principal; (c) sold to Crescent 100,000 shares for an aggregate of $1.00; (d) issued an "additional warrant" for up to 726,000 shares at $0.01 per share; (e) paid Crescent a fee of $10,500. The note is secured by a first lien on Sytron's inventory and is convertible at any time into Sytron's common stock.

     Share price formulas in the note, the additional warrant, and the commitment fee, determine the number of Sytron shares to be issued, based on "market price", defined as the lowest three consecutive trading day average of bid prices during the last thirty trading days.

     The note conversion price is the lower of $0.8125 per share and 85% of market price. If the note is converted at $0.375, 933,333 shares would be issued. If the market price is $0.96 a share or higher, the minimum 430,769 common shares would be issued.

     The shares Crescent may acquire under the additional warrant are reduced as the market price of Sytron's common stock on the effective date of share registration increases. If the market price is $0.28 per share or lower, then Crescent may acquire all 726,000 shares for $0.01 per share. But if, for example, the market price is $0.38 per share, Crescent's right to acquire shares under the additional warrant is reduced to 491,228 shares, at $0.01 per share.

     The note may not be converted and the additional warrant may not be exercised if Crescent would then own more than 4.9% and 9.9%, respectively, of the outstanding common shares.


                                       17

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 8 -  GOING CONCERN

     Sytron's  consolidated  financial  statements are prepared using  generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses from its inception through September 30, 1999. It has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

     Sytron feels it can achieve operating profits and positive cash flow if operated for maximum return in its current form. Management believed, however, that substantial opportunity existed in the highly fragmented security industry for a broad line, full service provider, and committed to creating such a provider through extensive product development and acquisition of companies with complimentary products and/or distribution networks. Many of these acquisitions were early stage companies with limited cash flow and heavy capital needs to realize their potential. Operating according to this philosophy has required greater spending, and foregoing current profit opportunities for future growth opportunities.

     In October 1998, Sytron restructured its sales and marketing programs and made other changes intended to reduce operating costs. These steps included personnel and overhead reductions and deferral of some product development and marketing introduction activities.

     Without abandoning its long-term growth strategy, the Company has refocused existing operations to achieve profitability and positive cash flow.
     Additional acquisitions will be undertaken only after these goals are achieved, and after financing to support them is obtained.

                          SYTRON, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                               September 30, 1999


NOTE 9 -  LOSS FROM DISCONTINUED OPERATIONS

     Effective August 31, 1999, Sytron sold its 100% ownership in ECSI Construction Services, Inc. in return for the originally issued 100,000 shares. In addition, Sytron discontinued the operations of Nautica Security Group, Inc., Sytron Security Group, Ltd. (United Kingdom) and Law Enforcement Technologic Resources, Inc. (no operations in 1999) effective September 29, 1999. The following is a summary of the loss from discontinued operations as required by APB 30.

                                    Sytron Security
                              ECSI     Group, Ltd.     Nautica     Combined
                          -----------   ---------    ----------   ----------
1999
----
NET SALES                 $ 1,333,399   $       -    $   32,656   $1,366,055
COST OF SALES               1,158,089           -           409    1,158,498
                          -----------   ---------    ----------   ----------
GROSS PROFIT                  175,310           -        32,247      207,557
                          -----------   ---------    ----------   ----------
SELLING, ADMINISTRATIVE
 AND ENGINEERING EXPENSES      44,453      12,841       105,301      162,595
                          -----------   ---------    ----------   ----------
INCOME (LOSS) FROM
  OPERATIONS                  130,857     (12,841)      (73,054)      44,962
                          -----------   ---------    ----------   ----------
OTHER (EXPENSES)              (12,177)          -       (33,416)     (45,593)
                          -----------   ---------    ----------   ----------
NET INCOME (LOSS) FROM
 DISCONTINUED OPERATIONS  $   118,680   $ (12,841)   $(106,470)   $     (631)
                           ===========  =========    ==========   ==========

                                     Sytron Security
                                       Group, Ltd.    Nautica      Combined
                                        ---------    ---------    ----------
1998
----
NET SALES                               $   6,375    $  42,127    $   48,502
COST OF SALES                              (1,796)       2,943         1,147
                                        ---------    ---------    ----------
GROSS PROFIT                                8,171       39,184        47,355
                                        ---------    ---------    ----------
SELLING, ADMINISTRATIVE AND
 ENGINEERING EXPENSES                     246,597      151,044       397,641
                                        ---------    ---------    ----------
(LOSS) FROM OPERATIONS                   (238,426)    (111,860)     (350,286)
                                        ---------    ---------    ----------
OTHER INCOME (EXPENSES)
     Other expenses                        (1,420)      (8,745)      (10,165)
     Loss on disposal of assets                 -      (67,000)      (67,000)
                                        ---------    ---------    ----------
        Total Other Income (Expenses)      (1,420)     (75,745)      (77,165)
                                        ---------    ---------    ----------
NET (LOSS) FROM DISCONTINUED OPERATIONS $(239,846)   $(187,605)   $ (427,451)
                                        =========    =========    ==========

                                    PART III

Item 1.  Exhibit Index

No.
---
                                                                     Sequential
                                                                      Page No.
                                                                      --------

     (3)  Articles of Incorporation and Bylaws

3.1       Articles of Incorporation                                      74

3.2       Amendment to Articles of Incorporation                         78

3.3       Amendment to Articles of Incorporation                         81

3.4       Bylaws                                                         83

     (10) Material Contracts

10.1      Note Purchase Agreement Between the
            Company and Crescent International
            Limited                                                     102

10.2      Lease Between the Company and Robert
            Law Family Trust                                            230

    (27) Financial Data Schedule

27.1     Financial Data Schedule                                        251

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SYTRON, INC.
                                  (Registrant)

                                   Date: January 30, 2000


                                   By:s/ Robert Howard
                                      -------------------
                                      Robert Howard, President

                                  SYTRON, INC.

                          ------------------------------

                                   EXHIBIT 3.1

                          ------------------------------

                            ARTICLES OF INCORPORATION

                          ------------------------------

Microfilm Number  ___________                      Filed with the Department of
                                                            State on NOV 09 1992


Entity Number________________                      /s/
                                                   -----------------------------
                                                   Secretary of the Commonwealth



                            ARTICLES OF INCORPORATION
                             DSCB: 15-1306 (Rev 89)


  X        Business-Stock (15 Pa. C.S. Section 1306)
-----
           Business-nonstock (15 Pa. C.S. Section 2102)
-----
           Business-statutory close (15 Pa. C.S. Section 2304a)
-----
           Professional (15 Pa. C.S. Section 2903)

           Management (15 Pa. C.S. Section 2701)
-----
           Cooperative (15 Pa. C.S. Section 7701)
-----


1.   The name of the Corporation is: MHB Technology, Inc.

     This Corporation is incorporated under the provisions of the Business Corporation Law of 1988.

2. The address of this Corporation's initial registered office in this Commonwealth is: 1735 Market Street, 38th Floor, Philadelphia, Philadelphia County, Pennsylvania 19103-7593.

3. The aggregate number of shares the Corporation shall have authority to issue is:

     (a) Ten Million Shares (10,000,000) of Common Stock, $.0l par value per share; and

     (b) (i) Ten Million Shares (10,000,000) of Preferred Stock, without par value.

          (ii) The Preferred Stock may be issued from time to time in one or more series with such distinctive designations as may be stated in a resolution or resolutions providing for the issue of such stock from time to time adopted by the Board of Directors. The resolution or resolutions providing for the issue of shares of a particular series shall fix, subject to applicable laws and the provisions hereof, the designation, rights, preferences and limitations of the shares of each such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

               (A) The number of shares constituting such series, including the authority to increase or decrease such number, and the distinctive designation of such series;

               (B) The dividend rate of the shares of such series, whether the dividends shall be cumulative and, if so, the date from which, they shall be cumulative and the relative rights off priority, if any, off payment of dividends on shares off such series;

               (C) The right, it any, of the Corporation to redeem shares of such series and the terms and conditions of such redemption;

               (D) The rights of the shares in case of a voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of such series;

               (E) The voting power, if any, of such series and the terms and conditions under which such voting power may be exercised;

               (F) The obligation, if any, of the Corporation to retire shares of such series pursuant to a retirement or sinking fund or funds of a similar nature or otherwise and the terms and conditions of such obligations;

               (G) The terms and conditions, if any, upon which shares of such series shall be convertible into or exchangeable for shares of stock of any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms off adjustment, if any; and

               (H) Any other rights, preferences or limitations of the shares of such series.

                    (iii)The  authority  to divide the  authorized  and unissued shares into classes or series, or both, and to determine for any such class or series its voting rights, designations, preferences, limitations and special rights is vested in the Board of Directors.

4. The name and address, including street and number, if any, of each incorporator is:

         Name                               Address
         ----                               -------
         Lisa Small                         735 Market Street
                                            Philadelphia, PA 19103-7598

5. In all elections for Directors, each shareholder entitled to vote shall be entitled to only one vote for each share held, it being intended hereby to deny to shareholders of this Corporation the right of cumulative voting in the election of Directors.


     IN TESTIMONY WHEREOF, the incorporator has signed and sealed these Articles of Incorporation this 6th day of November, 1992.


                                                /s/  LISA SMALL
                                                --------------------------------
                                                LISA SMALL
                                                Sole Incorporator

                                  SYTRON, INC.

                          -----------------------------

                                   EXHIBIT 3.2

                          -----------------------------

                                  AMENDMENT TO
                            ARTICLES OF INCORPORATION

                          -----------------------------

Microfile Number               Filed with the Department of State on Jul 03 1995
                 ---------                                           -----------
Number 2154533                      /s/
       --------                        -----------------------------------------
                                       Secretary of the Commonwealth

              ARTICLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION
                              DSC8:15-1915 (Rev 90)

     In compliance with the requirements of 15 Pa.C.S. Section 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1. The name of the corporation is:  MHB Technology, Inc.
                                  ----------------------------------------------

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a)  6 Pheasant Run          Newtown         PA         18940            Bucks
     ---------------------------------------------------------------------------
     Number and Street        City         State         Zip             County

(b)  c/o Steven Borack
     ---------------------------------------------------------------------------
     Name of Commercial Registered Office Provider                      County

     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3.  The  statute by or  under  which  it  was  incorporated  is:  Business-Stock
(15Pa.C.S. Section 1306)                                          --------------
------------------------

4.   The date of its incorporation is:  November 9, 1992
                                        ----------------------------------------

5.  (Check, and if appropriate complete, one of the following):

    X The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

       The amendment shall be effective on:                at
                                           ---------------    ------------------
                                                Date                Hour
6.  (Check one of the following):

   X The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. Section 1914(a) and (b).

      The amendment was adopted by the board of directors pursuant to 15 Pa.C.S.
      Section 1914(c).

7.  (Check, and if appropriate complete, one of the following):

   X The amendment adopted by the corporation, set forth in full, which amended paragraph 3.1 of the original articles is as follows:

      The aggregate number of shares of the Corporation shall have the authority to issue is: (a) Twenty million shares of Common Stock, $0.01 par value per share.

8.  (Check if the amendment restates the Articles):

      The restated Articles of Incorporation supersede the original Articles and all amendments thereto.

     IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this _____ day of June, 1995.

                                           MHB TECHNOLOGY, INC.
                                           -------------------------------------
                                                  (Name of Corporation)

                                           BY:  /s/  Allen N. Solento
                                                --------------------------------
                                                      (Signature)

                                           TITLE:  Secretary
                                                   -----------------------------



Jul 03 1995

                                  SYTRON, INC.

                          -----------------------------

                                   EXHIBIT 3.3

                          ------------------------------

                                   AMENDMENT TO
                            ARTICLES OF INCORPORATION

                          ------------------------------

Microfile Number 9553-1500     Filed with the Department of State on Aug 14 1995
                 ---------                                           -----------

Number 2154533                      /s/
       --------                        -----------------------------------------
                                       Secretary of the Commonwealth

              ARTiCLES OF AMENDMENT-DOMESTIC BUSINESS CORPORATION
                              DSC8:15-1915 (Rev 90)

     In compliance with the requirements of 15 Pa.C.S. Section 1915 (relating to articles of amendment), the undersigned business corporation, desiring to amend its Articles, hereby states that:

1. The name of the corporation is:  MHB Technology, Inc.
                                  ----------------------------------------------

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a)  6 Pheasant Run          Newtown         PA         18940            Bucks
     ---------------------------------------------------------------------------
     Number and Street        City         State         Zip             County

(b)  c/o Steven Borack
     ---------------------------------------------------------------------------
     Name of Commercial Registered Office Provider                      County

     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3.  The  statute by or  under  which  it  was  incorporated  is:  Business-Stock
(15Pa.C.S. Section 1306)                                         ---------------

4.   The date of its incorporation is:  November 9, 1992
                                        ----------------------------------------

5.  (Check, and if appropriate complete, one of the following):

    X The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

       The amendment shall be effective on:                at
                                           ---------------    ------------------
                                                Date                Hour
6.  (Check one of the following):

      The amendment was adopted by the shareholders (or members) pursuant to 15 Pa.C.S. Section 1914(a) and (b).

   X  The amendment was adopted by the board of directors pursuant to 15 Pa.C.S.
      Section 1914(c).

7.  (Check, and if appropriate complete, one of the following):

   X The amendment adopted by the corporation, set forth in full, which amended paragraph 1 of the original articles is as follows:

      The name of the corporation is Sytron, Inc.
                                     -------------------------------------------

      The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

August 14 1995

                                  SYTRON, INC.

                          -----------------------------

                                   EXHIBIT 3.4

                          -----------------------------

                                     BYLAWS

                          -----------------------------

                              MHB TECHNOLOGY, INC.

                                     BY-LAWS
                                     -------

                                 KEY TO BY-LAWS
                                 --------------

ARTICLE                                                                PAGE
-------                                                                ----

ARTICLE  I - OFFICES                                                     1

ARTICLE II - SEAL                                                        1

ARTICLE III - SHAREHOLDERS' MEETINGS                                     1

ARTICLE IV - SHARE CERTIFICATES                                          4

ARTICLE V - BOARD OF DIRECTORS                                           7

ARTICLE VII - OFFICERS                                                  10

ARTICLE VIII - LIMITATION OF LIABILITY
               AND INDEMNIFICATION                                      12

ARTICLE IX - NOTICES                                                    13

ARTICLE X - MISCELLANEOUS PROVISIONS                                    14

ARTICLE XI - AMENDMENTS                                                 15

                              MHB TECHNOLOGY, INC.

                                     BY-LAWS
                                     -------

                               ARTICLE I - OFFICES
                               -------------------


     1.1 Registered Office. The registered office of the corporation shall be at such place within the Commonwealth of Pennsylvania as the Board of Directors may

from time to time determine.

     1.2 Other  Offices.  The  corporation  may also have  offices at such other places as the Board of Directors may from time to time appoint or the activities of the corporation may require.

                                ARTICLE II - SEAL
                                -----------------

     2.1 Seal. The corporate  seal shall have inscribed  thereon the name of the corporation,  the year of its  incorporation,  and the  words  "Corporate  Seal,

Pennsylvania".


                      ARTICLE III - SHAREHOLDERS' MEETINGS
                      ------------------------------------



     3.1 Annual  Meeting.  There shall be an annual meeting of the  shareholders during  November of each year,  at such time and place as the Board of Directors may determine. At the annual meeting, the shareholders shall elect directors, if appropriate,
and  transact  such other  business as may  properly   be   brought  before  the

meeting.

     3.2 Special Meetings. Special meetings of the shareholders may be called at any time for any purpose not prohibited by law or the Articles of  Incorporation by the Chairman of the  Board, the President, the  Board  of  Directors, or  the

holders of at least 20% of the shares outstanding and  entitled  to  vote at the meeting,  by submitting a written  request  therefor,  stating the object of the meeting,  to the  Secretary.  The Secretary  shall fix the time and place of the meeting, which shall be not later than 60 days after the receipt of the request.

If the Secretary shall neglect or fail to set the time and place of the meeting,

the persons or entities  calling the meeting may do so.  Business  transacted at all special  meetings  shall be  confined  to the objects  stated in the request therefor, and matters directly related and germane thereto. (Revised per minutes of August 8, 1993 meeting of the Board of Directors.)

     3.3 Notice.  Written notice of every meeting of the  shareholders,  stating the place,  time and hour thereof,  shall be given to each shareholder not later than five days  prior to the date of the  meeting  or ten days  prior to the day named for a meeting called to consider a fundamental change. Notice of a special meeting shall state the nature of the business to be transacted.

     3.4 Quorum. At all meetings of the shareholders,  the holders of a majority of the issued and  outstanding  shares  entitled  to vote,  present in person or represented by proxy, shall


                                       (2)
constitute a quorum. If a meeting of shareholders cannot be organized because of the  absence  of a quorum,  the  shareholders  present in person or by proxy may adjourn  the  meeting to such time and place as they may  determine,  and in the case of a meeting  called for the  election of  Directors,  those who attend the second  such  adjourned  meeting  shall  constitute  a quorum for the purpose of electing  Directors. Except as otherwise provided in these By-Laws, the Articles of  Incorporation,  or applicable  law, the acts of the holders of a majority of shares entitled to vote,  present in person or by proxy, and voting at a meeting having a quorum shall be the acts of the shareholders.

     3.5 Voting.  Each shareholder shall be entitled to one vote in person or by proxy for each share he or she holds having  voting  power.  An unrevoked  proxy which is not  coupled  with in shall not be voted on after 11  months  after its execution,  unless one proxy  expressly  provides  for a longer time of not more than three years.

     3.6 Voting List. The officer having charge of the transfer books for shares of the  corporation  shall  prepare,  at least five days before each  meeting of shareholders, an alphabetical list of the names and addresses of and shares held by the shareholders  entitled to vote at the meeting.  The list shall be kept on file at the registered office of the corporation,  and be produced and kept open for  inspection  by  shareholders  throughout  the meeting  for  purposes of the meeting.


                                       (3)

     3.7 Judges of Elections.  The Board of Directors  may,  before a meeting of shareholders,  appoint one or three  Judges (who need not be  shareholders)  for such meeting.  If no such Judges of Election are appointed,  the chairman of the meeting may, and on the request of any shareholder or his proxy shall, make such appointment.  If Judges are appointed at the request of one or more shareholders or  proxies,  the  shareholders  present and  entitled  to vote shall  determine whether  there will be one or three  Judges.  The Judges of Election  shall take such action as may be necessary or proper fairly to conduct the election or vote and  shall  report  in  writing  on  any  matter  they  determine,  executing  a certificate of  any fact they find,  if requested by the chairman of the meeting or any  shareholder.  No  person who is a candidate  for  office  shall act as a

Judge.

                         ARTICLE V - SHARE CERTIFICATES
                         ------------------------------


     4.1 Form of  Certificate.  The  certificates  of shares of the  corporation shall  state  that  the  corporation  is  incorporated  under  the  laws of this

Commonwealth;  the name of the person to whom  issued;  the number,  class,  and designation of series (if any) of the shares  represented;  and the par value of each share or the absence of par value, as appropriate.  Each certificate  shall be numbered and registered in a share register in the order issued.




                                       (4)

     4.2 Signature.  Each share certificate shall be signed, by the President or a Vice President and the Secretary or an Assistant Secretary or the Treasurer or

an Assistant  Treasurer,  and sealed with the corporate seal. When a certificate is signed by a transfer  agent or  registrar,  the  signature  of an  authorized officer may be facsimile. If an officer who has signed a certificate, personally or by facsimile,  ceases to be an officer  before the  certificate is delivered,

the certificate may be issued as if the signatory remained in office.

     4.3 Lost Certificates. The Board of Directors shall cause the  issuance  of a new certificate as a replacement  for a certificate claimed to have been lost,

destroyed or  wrongfully  taken,  upon  submission of an affidavit of the person making the claim of the loss,  destruction,  or  wrongful  taking.  The Board of

Directors may in its  discretion,  require as a condition  to  the issuance of a replacement  certificate that the owner of the certificate advertise the loss in such manner as the Board may  determine,  and/or give the  corporation a bond in such sum and with such sureties as the Board may direct as indemnity against any claim that may be made against the  corporation  with respect to the certificate claimed to have been lost, destroyed or wrongfully taken.

     4.4 Transfer of Shares.  Upon surrender to the  corporation of its transfer agent of a share  certificate  duly endorsed or accompanied  proper  evidence of succession, assignment or authority to transfer,  the corporation  shall issue a new certificate


                                       (5)
to the  person  entitled  thereto,  cancel  the old  certificate  and record the transaction in its books.

     4.5 Determination of Shareholders of Record. The Board of Directors may fix

a record date for the  determination of the  shareholders  entitled to notice of and to vote at a meeting, to receive payment of a dividend or  distribution,  to receive an  allotment of rights,  or to exercise  rights in respect to a change,

conversion or exchange of shares.  In such case, only the shareholders of record on the record date shall be  entitled to notice of or to vote at or  participate in such meeting or activity or event, notwithstanding any transfer of any shares on the books of the corporation after the record date. If the Board of Directors closes  the  transfer  books  during  such  period,  it  shall  so  notify  each shareholder  in  writing.  The record date may not be more than 50 days prior to the meeting, activity, or event to which it relates.

     4.6 Registered Shareholders. The corporation shall be entitled to treat the holder of record of any shares as the holder in fact for all  purposes and shall not be bound to recognize  any claim to or interest in such share on the part of any  other  person  The  corporation  shall not be liable  for any  improper  or impermissible  registration  or transfer of shares which are or to be registered in the name of a fiduciary  or its  nominee  unless the  corporation  had actual knowledge  that the  fiduciary  or nominee are  committing  a breach of trust in requesting such registration or


                                       (6)
transfer,  or the corporation had knowledge of such facts that its participation in the registration or transfer amounts to bad faith.

     4.7 Partial Written  Consent.  Any action required or permitted to be taken at a meeting of shareholders or of a class of shareholders  may be taken without a meeting upon the consent of the  shareholders  who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.  The consents shall be filed with the secretary of the Corporation.  The action shall not become  effective until after at least ten days' written notice of the action has been given to each  shareholder  entitled to vote  thereon who has not consented  thereto.  This Section shall not be construed to restrict the right of the  shareholders or any class of shareholders to act without a meeting by unanimous written consent.


                         ARTICLE V - BOARD OF DIRECTORS
                         ------------------------------

     5.1 General Powers.  The business and affairs of the  corporation  shall be managed by the Board of Directors,  and all powers of the corporation are hereby granted to and vested in the Board of  Directors,  except as otherwise expressly provided in these By-Laws, the Articles of Incorporation, or by law.




                                       (7)

     5.2  Composition  and Selection.  There shall be not more than seven and no less than one member of the Board of Directors,  as the Board may determine from the annual meeting of  shareholders,  or at any special  meeting called for that purpose.  (Revised  per  minutes  of  August  8,  1993  meeting  of the Board of

Directors.)

     5.3 Term.  Directors  shall serve for a term of at least one year, or until their  successors  are duly  qualified  and  seated,  except  that  the  initial

Directors  shall  serve  until  the first  annual  meeting  of the  Shareholders following their election.

     5.4 Regular  Meetings.  The Board may hold  regular  meetings at such times and places as it may determine.

     5.5 Special  Meetings.  Special  meetings of the Board of Directors  may be called, at any time, by the Chairman of the Board, the President,  or a majority of the members of the Board, by submitting a written request  therefor,  stating the object of the meeting,  to the Secretary.  The Secretary  shall set the time and place of the  meeting,  which shall be held not later than 30 days after the receipt of the request. If the Secretary shall neglect or refuse to set the time and place of the meeting,  the person or persons calling  the meeting may do so.

Business  transacted at all special  meetings  shall be confined to the subjects stated in the request therefor and matters directly related and germane thereto.

(Revised per minutes of August 8, 1993 meeting of the Board of Directors.)

     5.6  Annual  Meeting.  There  shall be an  annual  meeting  of the Board of

Directors  following  each  annual  meeting of the  shareholders.  At the annual meeting, the Board of Directors shall


                                       (8)
elect  officers  and  transact  such other  business as may be properly  brought before the meeting.

     5.7 Notices.  Written notice of regular and annual meetings of the Board of

Directors,  stating the time and place shall be given to all  directors at least five days prior to the date of the meeting.  Written notice of special  meetings of the bard of  Directors  shall be given to each  director at least 48 hours to the time of the  meeting and shall state the  business to be  transacted  at the meeting.

     5.8  Ouorum.  A majority  of the  members of the Board of  Directors  shall constitute a quorum for the transaction of business,  and the acts of a majority of directors  present and voting at a meeting at which a quorum is present shall be the acts of the card of Directors.  In the event that a quorum is not present at any meeting of the Board of Directors,  the directors present may adjourn the meeting without any notice of the time and place of the adjourned meeting except for announcement at the meeting at which adjournment is taken.

     5.9  Vacancies.  If the office of a director  shall  become  vacant for any reason,  including  an  increase  in the  number  of  directors,  the  remaining directors shall elect a successor,  who shall hold office for the unexpired term for which  the  vacancy  or until his or her  successor  is duly  qualified  and seated. A majority of the remaining directors shall constitute a




                                       (9)
quorum for purposes of filling the vacancy on the Board of Directors.

     5.10 Alternate Directors. A shareholder or group of  shareholders  entitled to elect,  appoint,  designate or  otherwise  select one or more  directors  may select an alternate for each such director.  In the absence  of  a director from a meeting of the  Board,  his or her  alternate  may, in the manner and upon the notice  provided  in these  By-laws,  attend  the  meeting  or execute a written consent and  exercise at the meeting or in such consent all of the powers of the absent director.


                             ARTICLE VI - COMMITTEES
                             -----------------------

    6.1 Establishment. The Board of Directors may establish one or more standing or special  committees,  including  without an  executive  committee.  Except as

otherwise  provided  in  these  By-Laws,  the  Articles  of  Incorporation,   or

applicable  law, any  committee  may exercise  such powers and  functions as the

Board of Directors may from time to time determine.

     6.2 Committee  Members.  The President shall appoint all committee  members and  committee  chairpersons  and  may  appoint  alternates  for any  member  or chairperson of any committee. Members of a committee need not be directors.





                                      (10)

                             ARTICLE VII - OFFICERS
                             ----------------------


     7.1 Officers.  The officers of the corporation shall be chosen by the Board of Directors and shall be a Chairman of the  Board, a President, a Treasurer,  a

Secretary,  and such Vice  Presidents  and  assistant  officers  as the Board of

Directors may determine that the needs of the corporation  require. All officers shall be natural persons of full age, and any two or more offices may be held by the same person.  (Revised per minutes of August 8, 1993 meeting of the Board of

Directors.)

     7.2 Election and Term.

     A. The President,  each Vice  President,  Treasurer and Secretary  shall be elected by the Board of  Directors  at its annual  meeting or at an  appropriate special  meeting  and  shall  serve  for a term  of one  year,  or  until  their successors  are duly elected and  qualified.  All  assistant  officers  shall be elected  or at such times  and for such  terms as the  Board  of  Directors  may determine.

     B. Any vacancy in any office shall be filled by the Board.

     7.3 President.  The President shall be the chief  operating  officer of the corporation,  and shall manage the day-to-day  affairs of the  corporation,  and administer  the general  direction of the affairs of the  corporation  except as otherwise determined by the Board. He or she shall perform the duties and powers of the Chairman of the Board during the absence or  disability  of the Chairman,

and such other duties and powers as the Board of Directors shall  designate.  He or she may execute on behalf of the corporation all bonds, mortgages,




                                      (11)
contracts and other documents, except where such  documents  are required by law to be otherwise executed or when the execution thereof shall be delegated by the

Board of Directors to another officer.  (Revised per  minutes  of August 8, 1993 meeting of the Board of Directors.)

     7.4 Vice Presidents. The Vice Presidents, if any,in such order as the Board may  determine,  shall  act in  all  cases  for  and  as  the  President  in the

President's  absence,  disability,  or incapacity,  and shall perform such other duties  as may be  delegate  to any of them by the  Board  of  Directors  or the

President.

     7.5 Treasurer.  The Treasurer shall have custody of the corporate funds and

securities   and  shall  keep  full  and  accurate   accounts  of  receipts  and

disbursements in books belonging to the corporation and shall deposit all monies

and  other  valuable  effects  of  the  corporation  in  separate   accounts  or

depositaries  in the name of and to the  credit of the  corporation  as shall be designated by the Board of Directors.  He or she shall disburse the funds of the corporation  as may be ordered by the Board of Directors for such  disbursements and shall  render to the Board of  Directors,  whenever it may so require it, an account  of all  his or  her  transactions  as  Treasurer  and of the  financial condition of the corporation. The Treasurer may be a corporation.

     7.6  Secretary.  The  Secretary  shall  attend all meetings of the Board of

Directors  and  record  all  votes of the  corporation  and the  minutes  of all transactions  in a book to be kept for that  purpose and perform like duties for committees of the Board of


                                      (12)

Directors,  if and when  required.  He or she shall give,  or cause to be given,

notice of all meetings of the Board of  Directors,  and shall perform such other duties as may be  prescribed by the Board of Directors or the  President.  He or

she shall keep, or cause to be kept, in safe  custody,  the corporate  seal and,

when  authorized  to do so by the  Board  of  Directors,  affix  the same to any instrument requiring it and attest to it by his or her signature.


     7.7 Assistant Officers.  Assistant officers shall  perform  such  functions and have such responsibilities as the Board of Directors may determine.


     7.8  Chairman  of the Board.  The  Chairman of the Board shall be the chief executive  officer of the corporation,  and shall preside at all meetings of the

Board of Directors and at all meetings of the shareholders.  He or she shall act as liaison from and as spokesperson for the Board of Directors.  He or she shall participate  in long range  planning of the  corporation  and shall see that all resolutions and orders of the Board of Directors are carried into effect.  He or she shall be  authorized  to  execute  on behalf of the corporation  all  bonds,

mortgages,  contracts,  and other  documents,  except where such  documents  are required by law to be otherwise  executed or when the execution thereof shall be delegated by the Board of Directors to another officer.  (Added  per  minutes of

August 8, 1993 meeting of the Board of Directors.)


          ARTICLE VIII - LIMITATION OF LIABILITY AND INDEMNIFICATION
          ----------------------------------------------------------


     8.1  Limitation of  Liability. Directors of  this corporation  shall not be personally  liable for  monetary  damages  as such for any action  other than as expressly  provided in 15 Pa. C.S.A.  Section 513, 1713 and 1721,  and any other present or future provision of Pennsylvania law.

     8.2  Indemnification.  The  corporation  shall indemnify every director and officer,  and may indemnify any employee or agent, to the full extent  permitted by the Pennsylvania Business


                                      (13)

Corporation Law of 1988, the Pennsylvania Directors' Liability Act and any other present or future provision of Pennsylvania  law. The corporation  shall pay and

advance   expenses  to   directors   and   officers   for  matters   covered  by

indemnification  to the full extent permitted by such law, and may similarly pay and advance expenses for employees and agents.This Section 3.2 shall not exclude any other  indemnification or other rights to which any party may be entitled in any manner.

                              ARTICLE IX - NOTICES
                              --------------------



     9.1 Manner of Giving Notice.  Whenever  written notice is or permitted,  by these By-Laws or otherwise, to be given to any person or entity, it may be given either  personally  or by sending a copy  thereof by first class  mail,  postage prepaid, or by telegram, (with messenger service specified),  telex or TWX (with answerback received) or courier service,  charges prepaid, or by telecopies,  to the address to the address of the appropriate person or entity (or to the telex,

TWX,  telecopier  or  telephone  number)  as it  appears  on  the  books  of the corporation.  If notice is sent by  telecopier,  notice  shall be deemed to have been given upon receipt. If the notice is sent by mail or telegraph, it shall be deemed to have been given when deposited  in the United  States  Mail  or with a telegraph office for transmission.




                                      (14)

     9.2  Waiver of  Notice.  Whenever a written  notice is  required,  by these

By-Laws or otherwise,  a waiver of such notice in writing,  signed by the person or persons or on behalf of the entity or entities entitled to receive the notice shall be deemed  equivalent to the giving of such notice,  whether the waiver is signed  before or after the time  required for such notice.  Except as otherwise required  by law,  the  waiver of  notice  need not  state  the  business  to be transacted  at nor the purpose of the meeting,  except that the waiver of notice of a special meeting of the shareholders or the Board of Directors shall specify the general nature of the business to be transacted at the meeting.

     9.3 Waiver by Attendance/Execution of Consent. Attendance at any meeting or execution  of any  consent shall  constitute  waiver of notice of such  meeting,

except where a person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of business because the meeting was not called or convened upon proper notice.


                      ARTICLE X - MISCELLANEOUS PROVISIONS
                      ------------------------------------



     10.1 Fiscal Year. The fiscal year of the corporation  shall be as the Board of Directors may determine.

     10.2  Participation  by   Telecommunications.   One  or  more  persons  may

participate  in a meeting of the Board of Directors or of any committee by means of a conference telephone or similar


                                      (15)
communications  equipment by which all persons  participating in the meeting can hear one another.  Participation  in a meeting  pursuant to this  section  shall constitute the presence in person at such meeting.

     10.3  Dividends.  The  Board of  Directors  may,  at any  meeting,  declare dividends  upon the shares of the  corporation  to be paid in cash,  property or shares,  subject  to  any  limitations  in  the  Articles  of  Incorporation  or applicable law.  Before payment of any dividend,  the Board may set aside out of any funds of the  corporation  available for dividends such sum as the Board, in

its  absolute  discretion,   thinks  proper  to  meet  contingencies,   equalize

dividends,  repair or maintain corporate property,  or serve such other purposes as the Board  thinks the best  interest  of the  corporation,  and the Board may modify or abolish any such reserve in the manner in which it was created.

     10.4  Financial Reports  to  Shareholders.  Unless  otherwise  agreed  by a shareholder,  the Board shall send to each shareholder  financial  statements of the corporation  which include a balance sheet as of the end of each fiscal year and a  statement  of income  and  expenses  for the  fiscal  year,  which may be consolidated  statements of the corporation and one or more of its  subsidiaries

(if any). The financial  statements shall be mailed to each shareholder  thereto within 120 days after close of each fiscal year and,  after the mailing and upon written request, to any shareholder or beneficial owner entitled thereto to whom a copy of


                                      (16)
the most recent annual financial statements has not previously been mailed.



                             ARTICLE XI - AMENDMENTS
                             -----------------------



     11.1  Amendments.  These  By-laws may be adopted,  amended or repealed,  in whole or in part, by the  shareholders or by the Board of Directors,  subject to the power of the shareholders to change such action.



















                                      (17)

                                  SYTRON, INC.

                         -------------------------------

                                  EXHIBIT 10.1

                         _______________________________

                         NOTE PURCHASE AGREEMENT BETWEEN
                                 THE COMPANY AND
                         CRESCENT INTERNATIONAL LIMITED

                         ------------------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----


ARTICLE I      CERTAIN DEFINITIONS                                          2

Section 1.1    "Additional Warrant"                                         2

Section 1.2    "Additional Warrant Shares"                                  2

Section 1.3    "Average Daily Trading Volume"                               2

Section 1.4    "Bid Price"                                                  2

Section 1.5    "Capital Shares"                                             2

Section 1.6    "Closing"                                                    2

Section 1.7    "Closing Date"                                               2

Section 1.8    "Collateral"                                                 2

Section 1.9    "Commitment Fees"                                            2

Section 1.10   "Commitment Period"                                          2

Section 1.11   "Common Stock"                                               2

Section 1.12   "Common Stock Equivalents"                                   2

Section 1.13   "Condition Satisfaction Date"                                2

Section 1.14   "Contract"                                                   3

Section 1.15   "Damages"                                                    3

Section 1.16   "Disclosure Schedule"                                        3

Section 1.17   "Effective Date"                                             3

Section 1.18   "Equity Line Agreement"                                      3

Section 1.19   "Exchange Act"                                               3

Section 1.20   "Incentive Warrant"                                          3

Section 1.21   "Incentive Warrant Shares"                                   3

Section 1.22   "Intellectual Property"                                      3

Section 1.23   "Legend"                                                     3

Section 1.24   "Lien"                                                       3

Section 1.25   "Market Price"                                               3

                                TABLE OF CONTENTS
                                   (continued)


Section 1.26   "Material Adverse Effect"                                    3

Section 1.27   "Minimum Time Interval"                                      4

Section 1.28   "NASD"                                                       4

Section 1.29   "Note Issuance Notice Date"                                  4

Section 1.30   "Note Issuance Notice"                                       4

Section 1.31   "Note Shares"                                                4

Section 1.32   "Original Registration Rights Agreement"                     4

Section 1.33   "Outstanding"                                                4

Section 1.34   "Option"                                                     4

Section 1.35   "Permitted Lien"                                             4

Section 1.36   "Person"                                                     4

Section 1.37   "Preferred Stock"                                            4

Section 1.38   "Principal Market"                                           4

Section 1.39   "Put Shares"                                                 4

Section 1.40   "Registrable Securities"                                     5

Section 1.41   "Registration Rights Agreement"                              5

Section 1.42   "Registration Statement"                                     5

Section 1.43   "Regulation D"                                               5

Section 1.44   "SEC"                                                        5

Section 1.45   "Section 4(2)"                                               5

Section 1.46   "Securities Act"                                             5

Section 1.47   "SEC Documents"                                              5

Section 1.48   "Security Agreement"                                         5

Section 1.49   "Subscription Date"                                          5

Section 1.50   "Trading Day"                                                5

Section 1.51   "Underwriter"                                                6

                                TABLE OF CONTENTS
                                   (continued)


Section 1.52   "Valuation Period"                                           6

Section 1.53   "Warrants"                                                   6

Section 1.54   "Warrant Shares"                                             6

ARTICLE II     PURCHASE AND SALE OF COMMON STOCK;
               TERMINATION  OF  OBLIGATIONS; WARRANT                        6

Section 2.1    Investments                                                  6

Section 2.2    Mechanics                                                    6

Section 2.3    Closings                                                     7

Section 2.4    Commitment Fees                                              7

Section 2.5    Note Issuance  Fees                                          7

Section 2.6    Right of First Refusal                                       7

ARTICLE III    REPRESENTATIONS AND WARRANTIES OF INVESTOR                   8

Section 3.1    Intent                                                       8

Section 3.2    Sophisticated Investor                                       8

Section 3.3    Authority                                                    9

Section 3.4    Not an Affiliate                                             9

Section 3.5    Organization and Standing                                    9

Section 3.6    Absence of Conflicts                                         9

Section 3.7    Disclosure; Access to Information                            9

Section 3.8    Manner of Sale                                               9

Section 3.9    Resale Restrictions                                          9

ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF THE COMPANY                10

Section 4.1    Organization of the Company                                  10

Section 4.2    Authority                                                    10

Section 4.3    Corporate Documents                                          10

Section 4.4    Books and Records                                            10

Section 4.5    Capitalization                                               11

                                TABLE OF CONTENTS
                                   (continued)


Section 4.6    Common Stock                                                 11

Section 4.7    Financial Statements                                         11

Section 4.8    Exemption from Registration; Valid Issuances                 11

Section 4.9    No General Solicitation or Advertising
               in Regard to this Transaction                                12

Section 4.10   No Conflicts                                                 12

Section 4.11   No Material Adverse Change                                   12

Section 4.12   No Undisclosed Liabilities                                   14

Section 4.13   No Undisclosed Events or Circumstances                       14

Section 4.14   No Integrated Offering                                       14

Section 4.15   Litigation and Other Proceedings                             15

Section 4.16   No Misleading or Untrue Communication                        15

Section 4.17   Material Non-Public Information                              15

Section 4.18   Real Property                                                15

Section 4.19   Tangible Personal Property                                   16

Section 4.20   Intellectual Property Rights                                 16

Section 4.21   Contracts                                                    17

Section 4.22   Licenses                                                     18

Section 4.23   Environmental Matters                                        18

Section 4.24   Substantial Customers and Suppliers                          19

Section 4.25   Accounts Receivable                                          20

Section 4.26   Disclosure                                                   20

ARTICLE V      COVENANTS OF THE INVESTOR                                    20

ARTICLE VI     COVENANTS OF THE COMPANY                                     20

Section 6.1    Registration Rights                                          20

Section 6.2    Reservation of Common Stock                                  20

Section 6.3    Listing of Common Stock                                      21

                                TABLE OF CONTENTS
                                   (continued)


Section 6.4    Exchange Act Registration                                    21

Section 6.5    Legends                                                      21

Section 6.6    Corporate Existence                                          21

Section 6.7    SEC Documents                                                21

Section 6.8    Notice of Certain Events Affecting Registration;
               Suspension of Right to Issue Convertible Note No. 2          21

Section 6.9    Consolidation; Merger                                        22

Section 6.10   Issuance of Put Shares, Warrant Shares,
               Convertible Notes and Note Shares                            22

Section 6.11   Legal Opinion on Closing Date                                22

Section 6.12   No Other Similar Arrangements                                22

ARTICLE VII    CONDITIONS TO DELIVERY OF NOTE ISSUANCE
               NOTICES AND CONDITIONS TO CLOSING                            24

Section 7.1    Conditions Precedent to the Obligation of the
               Company to Issue and Sell Convertible Notes                  24

Section 7.2    Conditions Precedent to the Right of the Company
               to Deliver a Note Issuance Notice and the Obligation
               of the Investor to Purchase Convertible Note No. 2           24

Section 7.3    Due Diligence Review; Non-Disclosure
               of Non-Public Information                                    26

ARTICLE VIII   LEGENDS                                                      27

Section 8.1    Legends                                                      27

Section 8.2    No Other Legend or Stock Transfer Restrictions               28

Section 8.3    Investor's Compliance                                       28

ARTICLE IX     INDEMNIFICATION                                             28

Section 9.1    Indemnification                                             28

Section 9.2    Method of Asserting Indemnification Claims                  29

ARTICLE X      MISCELLANEOUS                                               32

Section 10.1   Fees and Expenses                                           32

Section 10.2   Reporting Entity for the Common Stock                       32

Section 10.3   Brokerage                                                   32

Section 10.4   Notices                                                     32

Section 10.5   Assignment                                                  33

                                TABLE OF CONTENTS
                                   (continued)


Section 10.6   Amendment; No Waiver                                        33

Section 10.7   Annexes and Exhibits; Entire Agreement                      33

Section 10.8   Survival                                                    34

Section 10.9   Severability                                                34

Section 10.10  Title and Subtitles                                         34

Section 10.11  Counterparts                                                34

Section 10.12  Choice of Law                                               34

                             NOTE PURCHASE AGREEMENT

                                 by and between

                         CRESCENT INTERNATIONAL LIMITED

                                       and

                                 SYTRON, INC.

                         dated as of JANUARY 15, 1999



This NOTE PURCHASE AGREEMENT is entered into as of the 15th day of January, 1999 (this "Agreement"), by and between CRESCENT INTERNATIONAL LIMITED (the "Investor"), an entity organized and existing under the laws of Bermuda, and SYTRON, INC., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the "Company").


WHEREAS, the Company and the Investor have entered into a private equity line agreement, dated as of May 14, 1998 (the "Equity Line Agreement");


WHEREAS, pursuant to the Equity Line Agreement the Company has issued and sold to the Investor, $250,000 of the Common Stock (as defined below) represented by 166,667 shares of the Common Stock (the "Put Shares");


WHEREAS, pursuant to the Equity Line Agreement the Company has issued to the Investor a warrant dated as of May 14, 1998, exercisable from time to time within five (5) years following the date of issuance (the "Incentive Warrant") for the purchase of an aggregate of up to 100,000 shares of Common Stock at a price specified in such Incentive Warrant;


WHEREAS,   the  parties   agree  to   terminate   the  Equity   Line   Agreement
contemporaneously with the execution of this Agreement;


WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor and the Investor shall purchase, up to two convertible notes worth, in the aggregate, $750,000 of the Common Stock; and


WHEREAS, such investments have been and will be made in reliance upon the provisions of Section 4(2) ("Section 4(2)") and Regulation D ("Regulation D") of the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the "Securities Act"), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments in securities of the Company to be made hereunder.


                                        1

NOW, THEREFORE, the parties hereto agree as follows:


                                    ARTICLE I

                               CERTAIN DEFINITIONS

Section 1.1 "Additional Warrant" shall mean the Additional Warrant in the form of Exhibit E hereto issued pursuant to Section 2.1(e) of this Agreement.

Section 1.2 "Additional Warrant Shares" shall mean all shares of Common Stock issued or issuable pursuant to exercise of the Additional Warrants.

Section 1.3 "Average Daily Trading Volume" shall mean, with respect to any Closing Date, the average of the daily trading volumes for the Common Stock on the Principal Market during the applicable Valuation Period, and with respect to any other date, such average during the portion of the applicable Valuation Period that has expired as of such date.

Section 1.4 "Bid Price" shall mean the closing bid price (as reported by Bloomberg L.P.) of the Common Stock on the Principal Market.

Section 1.5 "Capital Shares" shall mean the Common Stock and any shares of any other class of common stock whether now or hereafter authorized, having the right to participate in the distribution of dividends (as and when declared) and assets (upon liquidation of the Company).

Section 1.6 "Closing" shall mean one of the closings of a purchase and sale of the Convertible Notes pursuant to Section 2.1.

Section 1.7 "Closing Date" shall mean, with respect to a Closing, the seventh Trading Day following the Note Issuance Notice Date related to such Closing, provided all conditions to such Closing have been satisfied on or before such Trading Day.

Section 1.8 "Collateral" shall have the meaning specified in the Security Agreement.

Section 1.9 "Commitment Fees" shall have the meaning specified in Section 2.4 hereof.

Section 1.10 "Commitment Period" shall mean the period commencing on the date hereof and expiring on (1) the date on which the Investor shall have purchased Convertible Note No. 2 or (ii) November 14, 1999.

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Section 1.11 "Common  Stock" shall mean the Company's  common  stock,  $0.01 par value per share.

Section 1.12 "Common Stock Equivalents" shall mean any securities that are convertible into or exchangeable for Common Stock or any warrants, options or other rights to subscribe for or purchase Common Stock or any such convertible or exchangeable securities.

Section 1.13 "Condition  Satisfaction  Date" shall have the meaning set forth in
Section 7.2 of this Agreement.

Section  1.14  "Contract"   shall  mean  any  agreement,   lease,   evidence  of
indebtedness, mortgage, indenture, security agreement or other contract (whether written or oral).

Section 1.15 "Damages" shall mean any loss, claim, damage, liability,  costs and
expenses  (including,   without  limitation,   reasonable  attorneys'  fees  and
disbursements and costs and expenses of expert witnesses and investigation).

Section 1.16 "Disclosure Schedule" shall mean the record delivered to the Investor by the Company herewith and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by the Company pursuant to this Agreement.

Section 1.17 "Effective Date" shall mean the date on which the SEC first declares effective the Initial Registration Statement as set forth in Section 7.2(a).

Section 1.18 "Equity Line Agreement" shall have the meaning specified in the recitals of this Agreement.

Section 1.19 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

Section 1.20 "Incentive Warrant" shall have the meaning specified in the recitals of this Agreement.

Section 1.21 "Incentive Warrant Shares" shall mean all shares of Common Stock issued or issuable pursuant to exercise of the Incentive Warrant.

Section 1.22 "Intellectual Property" shall mean all patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, processes, formulae, copyrights and copyright rights, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies, computer programs (including all source codes) and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and all pending applications for and registrations of patents, trademarks, service marks and copyrights.

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Section 1.23 "Legend" shall have the meaning specified in Section 8.1.

Section 1.24 "Lien" shall mean any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

Section 1.25 "Market Price" shall mean the lowest three-consecutive-Trading-Day-average of Bid Prices during the Valuation Period.

Section 1.26 "Material Adverse Effect" shall mean any effect on the business, operations, properties, prospects, or financial condition of the Company that is material and adverse to the Company or to the Company and such other entities controlling or controlled by the Company, taken as a whole, and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform its obligations under any of (i) this Agreement, (ii) the Registration Rights Agreement, (iii) the Warrants, (iv) Convertible Notes, and (v) the Security Agreement.

Section 1.27 "Minimum Time Interval" shall mean 90 days after the date the Initial Registration Statement is declared effective by the SEC.

Section 1.28 "NASD" shall mean the National Association of Securities Dealers, Inc.

Section 1.29 "Note Issuance Notice Date" shall mean the date on which a Note Issuance Notice is delivered to the Investor by the Company in accordance with
Section 2.2.

Section 1.30 "Note Issuance Notice" shall mean a written notice to the Investor setting forth the Investment Amount that the Company intends to require the Investor to purchase pursuant to the terms of this Agreement.

Section 1.31 "Note Shares" shall have the meaning specified in Section 2.1 hereof.

Section  1.32  "Original   Registration   Rights   Agreement"   shall  mean  the
registration rights agreement, dated as of May 14, 1998, by and between the Company and the Investor.

Section 1.33 "Outstanding" when used with reference to Common Shares or Capital Shares (collectively the "Shares"), shall mean, at any date as of which the number of such Shares is to be determined, all issued and outstanding Shares, and shall include all such Shares issuable in respect of outstanding scrip or any certificates representing fractional interests in such Shares; provided, however, that "Outstanding" shall not refer to any such Shares then directly or indirectly owned or held by or for the account of the Company.

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Section 1.34 "Option" with respect to any Person shall mean any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person or
(ii) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity, income or election of directors or officers of such Person.

Section 1.35 "Permitted Lien" shall mean (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with Generally Accepted Accounting Principles, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a Liability that is not yet due or delinquent and (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of the Company or any of its subsidiaries.

Section 1.36 "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.37 "Preferred Stock" shall have the meaning specified in Section 4.5 hereof.

Section 1.38 "Principal Market" shall mean the Nasdaq National Market, the Nasdaq SmallCap Market, the American Stock Exchange, the Bulletin Board or the New York Stock Exchange, whichever is at the time the principal trading exchange or market for the Common Stock.

Section 1.39 "Put Shares" shall have the meaning specified in the recitals of this Agreement.

Section 1.40 "Registrable Securities" shall mean (i) the Put Shares, (ii) the Warrant Shares, (iii) the Note Shares, (iv) the Indemnity Shares, (v) the Commitment Shares and (vi) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (w) the Registration Statement has been declared effective by the SEC and all Registrable Securities have been disposed of pursuant to the Registration Statement, (x) all Registrable Securities have been sold under circumstances under which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act ("Rule 144") are met, (y) such time as all Registrable Securities have been otherwise transferred to holders who may trade such shares without restriction under the Securities Act, and the Company has delivered a new certificate or other evidence of ownership for such

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securities not bearing a restrictive  legend or (z) in the opinion of counsel to the Company, which counsel shall be reasonably acceptable to the Investor, all Registrable Securities may be sold without registration or the need for an exemption from any registration requirements and without any time, volume or manner limitations pursuant to Rule 144(k) (or any similar provision then in effect) under the Securities Act.

Section 1.41 "Registration Rights Agreement" shall mean the amended and restated registration rights agreement in the form of Exhibit C hereto.

Section 1.42 "Registration Statement" shall mean a registration statement on Form SB-2 (if use of such form is then available to the Company pursuant to the rules of the SEC and, if not, on such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate and which form shall be available for the resale of the Registrable Securities to be registered thereunder in accordance with the provisions of this Agreement, the Registration Rights Agreement, and the Warrants), for the registration of the resale by the Investor of the Registrable Securities under the Securities Act.

Section 1.43 "Regulation D" shall have the meaning set forth in the recitals of this Agreement.

Section 1.44 "SEC" shall mean the Securities and Exchange Commission.

Section 1.45 "Section 4(2)" shall have the meaning set forth in the recitals of this Agreement.

Section 1.46 "Securities Act" shall have the meaning set forth in the recitals of this Agreement.

Section 1.47 "SEC Documents" shall mean the Company's latest Form 10-K as of the time in question, all Forms 10-Q and 8-K filed thereafter, and the Proxy Statement for its latest fiscal year as of the time in question until such time the Company no longer has an obligation to maintain the effectiveness of a Registration Statement as set forth in the Registration Rights Agreement.

Section 1.48 "Security Agreement" shall mean the Security Agreement in the form of Exhibit D hereto.

Section 1.49 "Subscription Date" shall mean May 14, 1998.

Section 1.50 "Trading Day" shall mean any day during which the Principal Market shall be open for business.

Section 1.51 "Underwriter" shall mean any underwriter participating in any disposition of the Registrable Securities on behalf of the Investor pursuant to the Registration Statement.

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Section 1.52  "Valuation  Period"  shall mean the thirty (30) Trading Day period ending on the earlier of (i) the date on which a Convertible Note first becomes due and payable or (ii) the Conversion Date for such Convertible Note.

Section  1.53  "Warrants"  shall  mean the  Additional  Warrants  and  Incentive
Warrant.

Section 1.54 "Warrant Shares" shall mean the Additional Warrant Shares and the Incentive Warrant Shares.

                                   ARTICLE II

                       PURCHASE AND SALE OF COMMON STOCK;
                       TERMINATION OF OBLIGATIONS; WARRANT


Section 2.1 Investments.

(a) Issuance of Convertible Notes. Upon the terms and conditions set forth herein (including, without limitation, the provisions of Article VII hereof), the Company may issue and sell and the Investor shall purchase no more than two notes, which notes may be converted, at the Investor's option, into Common Stock (the "Convertible Notes") (such shares issued upon conversion of the Convertible Notes are referred to herein as "Notes Shares").

(b) Convertible Note No. 1. The Company shall issue and sell and the Investor shall purchase, on the date hereof, a Convertible Note in principal amount of $350,000 ("Convertible Note No. 1") in the form attached hereto as Exhibit A. For the purpose only of the issuance and purchase of Convertible Note No. 1
,
the Investor waives the requirements of Section 2.2, and the conditions set forth in paragraphs (a), (b), (g) and (p) of Section 7.2, hereof.

(c) Convertible Note No. 2. Subject to the conditions set forth herein, the Company may issue and sell and the Investor shall purchase, a Convertible Note in principal amount of $400,000 ("Convertible Note No. 2") ("Convertible Note No. 2 Principal Amount") in the form attached hereto as Exhibit B.

(d) Indemnity Shares. On the date hereof, the Company shall issue and sell to the Investor 100,000 shares of Common Stock (the "Indemnity Shares"). As consideration for such Indemnity Shares, the Investor agrees (i) to refrain from enforcing its rights, and waives any obligations of the Company, under the Original Registration Rights Agreement and (ii) to pay one dollar ($1.00).

(e) Additional Warrant. On the date hereof, the Company shall issue to the Investor an additional warrant (the "Additional Warrant") with an exercise price of $0.01 for each Share of Common Stock.

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Section 2.2 Mechanics.

(a) Note Issuance Notice. At any time during the Commitment Period, the Company may deliver a Note Issuance Notice to the Investor, subject to the conditions set forth in Section 7.2.

(b) Date of Delivery of Note Issuance Notice. A Note Issuance Notice shall be deemed delivered on (i) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 12:00 noon New York time, or
(ii) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 12:00 noon New York time on a Trading Day or at any time on a day which is not a Trading Day. No Put Notice may be deemed delivered, on a day that is not a Trading Day.

Section 2.3 Closings.

     (a) Convertible Note No. 1 Closing. On the date hereof, (i) the Company shall deliver to the Investor, at the address specified in Section 10.4 hereof, such note in the form attached hereto as Exhibit A and (ii) within twenty-four
(24) hours after receiving such Convertible Note No. 1, the Investor shall deliver $350,000 less the applicable Note Issuance Fee in accordance with
Section 2.5, by wire transfer of immediately available funds to the Company. Notwithstanding anything to the contrary set forth above, to the extent the Company has not paid the fees, expenses and disbursements of the Investor's counsel in accordance with Section 10.1, the amount of such fees, expenses and disbursements shall be deducted from the amount the Investor is required to wire to the Company pursuant to clause (ii) of the first sentence of this section.


     (b) Convertible Note No. 2 Closing. On the Closing Date for the issuance of Convertible Note No. 2, (i) the Company shall deliver to the Investor, at the address specified in Section 10.4 hereof, such note in the form attached hereto as Exhibit B and (ii) within twenty-four (24) hours after receiving such Convertible Note No. 2, the Investor shall deliver $400,000 less the applicable
Note Issuance Fee in accordance with Section 2.5, by wire transfer of immediately available funds to the Company. In addition, on or prior to such Closing Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered or reasonably requested by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein. Notwithstanding anything to the contrary set forth above, to the extent the Company has not paid the fees, expenses and disbursements of the Investor's counsel in accordance with Section 10.1, the amount of such fees, expenses and disbursements shall be deducted from the amount the Investor is required to wire to the Company pursuant to clause
(ii) of the first sentence of this section.

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Section 2.4  Commitment  Fees.  The Company shall pay the Investor the following fees (the "Commitment Fees") at the beginning of each six-month period, including on the date hereof: (i) from the date of issuance of Convertible Note No. 1 until payment in full of the outstanding principal sum has been made, an amount equivalent to five percent (5%) of the outstanding value of such note at the beginning of the applicable six-month period, and (ii) from the date of issuance of Convertible Note No. 2 until payment in full of the outstanding principal sum has been made, an amount equivalent to five percent (5%) of the outstanding value of such note. Such Commitment Fees shall be paid by the Company in a number of shares of Common Stock (the "Commitment Shares") represented by (a) the Commitment Fee due divided by (b) the Market Price on the date immediately preceding the date such Commitment Fee is due in accordance with this Section 2.4. Upon an Event of Default under either of the Convertible Notes, the Commitment Fee with respect to such Convertible Note shall be increased to six and one quarter percent (6.25%) for such period as the Event of Default shall continue uncured.

Section 2.5 Note Issuance Fees The Company shall pay the Investor the following fees (the "Note Issuance Fees"): (i) $10,500 or the date hereof and (ii) $12,000 on the Closing Date for the issuance of Convertible Note No. 2.

Section 2.6 Right of First Refusal. If the Company, for the purpose of obtaining any additional financing in connection with an acquisition of 50% or more of the outstanding common stock of a corporation, a partnership, an association, a trust or other entity or organization (the "Acquisition"), wishes to sell its Common Stock for cash (the "Sale"), in a transaction exempt from registration under the Securities Act, to a party (the "Third Party") other than the Investor, the Company shall first offer (the "Offer") to the Investor, in writing, the right to purchase such Common Stock (the "Offered Shares") at (a) the bona fide price offered by the Third Party (the "Third Party Offer Price"), or (b) the Market Price less the product of the Discount and the Market Price, whichever is less (the "Investor Offer Price"), within a ten (10) calendar day period (the "Offer Period"). The Offer shall grant the Investor the right during the ten (10) calendar days next following the date of the Offer to elect to purchase all of the Offered Shares. The Company, in connection with such an Acquisition, shall refrain from circumventing or attempting to circumvent the Investor's right of first refusal by way of making such a Sale to any of its affiliates without first making an Offer to the Investor. If, however, the Company, prior to such a Sale to an affiliate, makes an Offer to the Investor, and the Investor declines such Offer, the Company shall have a right to make such a Sale pursuant to the terms and conditions of this Section 2.6. If the Investor so exercises it right to purchase all of the Offered Shares, the purchase price for the Offered Shares shall be the Investor Offer Price, and the closing and method of payment shall be as provided for in the immediately succeeding paragraph hereof and the closing date therefor shall be five (5) Trading Days after the Investor exercises such right. If the Investor fails to exercise its right to purchase all of the Offered Shares, then during the sixty
(60) calendar days next following the expiration of such right, the Company shall be free to sell any or all of the Offered Shares to a purchaser for a purchase price not lower than the Third Party Offer Price payable on terms and conditions that are not more favorable to such purchaser than those contained in the Offer.

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     On the closing date for a purchase of Offered Shares, (i) the Company shall deliver to the Investor, at the address specified in Section 10.4 hereof, one or more certificates, at the Investor's option, representing the Offered Shares to be purchased by the Investor, registered in the name of the Investor (the "Share Certificate") and (ii) within twenty-four (24) hours after receiving the Share Certificate, the Investor shall deliver an amount representing the lower of (a) the Third Party Offer Price and (b) the Investor Offer Price, by wire transfer of immediately available funds to the Company. In addition, on or prior to such closing date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered or reasonably requested by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein. Notwithstanding anything to the contrary set forth above, to the extent the Company has not paid the fees, expenses and disbursements of the Investor"s counsel in accordance with Section 10.1, the amount of such fees, expenses and disbursements shall be deducted from the amount the Investor is required to wire to the Company with no reduction in the number of Offered Shares issuable to the Investor on the applicable closing date.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF INVESTOR

The Investor represents and warrants to the Company that as of the date hereof:

Section 3.1 Intent. The Investor is entering into this Agreement in its own name and has no view to the distribution of the Registrable Securities, Convertible Notes or Warrants and has no present arrangement (whether or not legally binding) at any time to sell the Registrable Securities, Convertible Notes or Warrants to or through any person or entity and has not been solicited by any person or entity to act as a link in a chain of transactions through which securities of the Company move from the Company to the public; provided, however, that by making the representations herein, the Investor does not agree to hold the Registrable Securities, Convertible Notes or Warrants for any minimum or other specific term and reserves the right to dispose of the Registrable Securities, Convertible Notes or Warrants at any time pursuant to a Registration Statement and in accordance with federal and state securities laws applicable to such disposition.

Section 3.2 Sophisticated Investor. The Investor is a sophisticated investor (as described in Rule 506(b)(2)(ii) of Regulation D) and an accredited investor (as defined in Rule 501 of Regulation D), and Investor has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Convertible Notes and the Common Stock. The Investor acknowledges that an investment in the Common Stock is speculative and involves a high degree of risk.

Section 3.3 Authority. Each of this Agreement and the Registration Rights Agreement has been duly authorized by all necessary corporate action and no further consent or authorization of the Investor, or its Board of Directors or stockholders is required. Each of this Agreement and the Registration Rights Agreement was validly executed and delivered by the Investor and each is a valid and binding agreement of the Investor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

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Section  3.4 Not an  Affiliate.  The  Investor  is not an  officer,  director or
"affiliate" (as that term is defined in Rule 405 of the Securities Act) of the Company.

Section 3.5 Organization and Standing. Investor is duly organized, validly existing, and in good standing under the laws of Bermuda.

Section 3.6 Absence of Conflicts. The execution and delivery of this Agreement and any other document or instrument contemplated hereby, and the consummation of the transactions contemplated thereby, and compliance with the requirements thereof, will not (a) violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on Investor, or, to the Investor's knowledge, (b) violate any provision of any indenture, instrument or agreement to which Investor is a party or is subject, or by which Investor or any of its assets is bound, (c) conflict with or constitute a material default thereunder,
(d) result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or constitute a breach of any fiduciary duty owed by Investor to any third party, or (e) require the approval of any third-party (that has not been obtained) pursuant to any material Contract to which Investor is subject or to which any of its assets, operations or management may be subject.

Section 3.7 Disclosure; Access to Information. Investor has received all documents, records, books and other information pertaining to Investor's investment in the Company that have been requested by Investor. Investor has had effective access to all documents, records and other information that Investor may need or wish to review in connection with making an informed decision with respect to the Company and the purchase of the Registrable Securities, Convertible Notes and Warrants.

Section 3.8 Manner of Sale. At no time was Investor presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

Section 3.9 Resale Restrictions. It is acknowledged by Investor that any Registrable Securities, Convertible Notes and Warrants to be acquired by Investor have not been registered under the federal securities laws or any applicable state securities laws in reliance upon exemptions available for non-public or limited offerings. Investor understands that Investor must bear the economic risk of the investment in the Registrable Securities, Convertible Notes and Warrants because the Registrable Securities, Convertible Notes and Warrants have not been so registered and therefore are subject to restrictions upon transfer such that they may not be sold or otherwise transferred unless registered under the applicable securities laws or an exemption from such registration is available. Investor will not reoffer, sell, assign, transfer, pledge, encumber, hypothecate or otherwise dispose of any Registrable

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Securities,  Convertible  Notes or the  Warrants in the absence of an  effective registration statement, qualification or authorization relating thereto under federal and applicable state securities laws or an opinion of qualified counsel satisfactory to the Company to the effect that the proposed transaction in the
Registrable   Securities,   Convertible  Notes  or  the  Warrants  will  neither
constitute nor result in any violation of the federal or state securities laws. Subject to Section 8.1 of this Agreement, any certificate or other document that may be issued representing any shares of Registrable Securities, Convertible Notes or the Warrants may be endorsed with a legend to this effect.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor that as of the date hereof:

Section 4.1 Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Except as set forth in Section IV of the Disclosure Schedule, the Company does not own more than fifty percent (50%) of the outstanding capital stock of or control any other business entity. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, other than those in which the failure so to qualify would not have a Material Adverse Effect.

Section 4.2 Authority. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Convertible Notes, the Registration Rights Agreement and the Warrants and the Warrants, and the Warrant Shares; (ii) the execution and delivery of this Agreement and the Registration Rights Agreement, and the execution, issuance and delivery of the Warrants and the Convertible Notes, by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required; and (iii) each of this Agreement and the Registration Rights Agreement has been duly executed and delivered, and the Warrants and the Convertible Notes have been duly executed, issued and delivered, by the Company and constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

Section 4.3 Corporate Documents. The Company has furnished or made available to the Investor true and correct copies of the Company's Articles of Incorporation, as amended and in effect on the date hereof (the "Certificate"), and the Company's By-Laws, as amended and in effect on the date hereof (the "By-Laws").

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Section 4.4 Books and Records. The minute books and other similar records of the
Company and its subsidiaries as made available to Investor prior to the execution of this Agreement contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of the Company and the subsidiaries. The stock transfer ledgers and other similar records of the Company and the subsidiaries as made available to Investor prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Company and the subsidiaries. Neither the Company nor any subsidiary has any of its Books and Records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means
(including  any  electronic,   mechanical  or  photographic   process,   whether
computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or a subsidiary.

Section 4.5 Capitalization. Except as set forth in Section 4.5 of the Disclosure Schedule, as of November 30, 1998, the authorized capital stock of the Company consisted of 20,000,000 shares of Common Stock, of which 6,534,227 shares were issued and outstanding, and 10,000,000 shares of preferred stock (the "Preferred Stock"), none of which were issued and outstanding. Except for (i) options to purchase not more than 2,585,510 shares of Common Stock with purchase prices between $0.469 and $3.625 per share; and (ii) warrants to purchase not more than 1,730,353 shares of Common Stock with purchase prices between $0.750 and $2.500 per share, there are no options, warrants, or rights to subscribe to, securities, rights or obligations convertible into or exchangeable for or giving any right to subscribe for any shares of capital stock of the Company. Except as set forth in Section 4.5 of the Disclosure Schedule, all of the outstanding shares of Common Stock of the Company have been duly and validly authorized and issued and are fully paid and nonassessable. As of January 8, 1999, all of the outstanding shares of Common Stock of the Company shall have been duly and validly authorized and issued and fully paid and nonassessable.

Section 4.6 Common Stock. The Company has maintained all requirements for the continued listing or quotation of its Common Stock, and such Common Stock is currently listed or quoted on the Principal Market. As of the date hereof, the Principal Market is the Nasdaq Bulletin Board.

Section 4.7 Financial Statements. Prior to the execution of this Agreement, the Company has delivered to the Investor a true and complete copy of the audited balance sheets of the Company and its consolidated subsidiaries as of September 30, 1998, and the related audited consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended, together with a true and correct copy of the report on such audited information by Jones, Jensen & Company, and all letters from such accountants with respect to the results of such audit. The financial statement of the Company delivered to the Investor has been prepared in accordance with generally accepted accounting principles applied on a consistent basis with other financial statements of the Company and fairly presents in all material respects the financial position of the Company as of the date thereof and the results of operations and cash flows for the period then ended.

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Section 4.8 Exemption from Registration;  Valid Issuances. The sale and issuance of the Warrants, the Warrant Shares, the Put Shares, the Convertible Notes, the Commitment Shares, the Indemnity Shares and any Note Shares in accordance with the terms and on the bases of the representations and warranties set forth in this Agreement, may and shall be properly issued pursuant to Rule 4(2), Regulation D and/or any applicable state law. When issued and paid for as herein provided, the Put Shares, the Warrant Shares, the Convertible Notes, the Commitment Shares, the Indemnity Shares and any Note Shares shall be duly and validly issued, fully paid, and nonassessable. None of the sales of the Put Shares, the Warrants, the Warrant Shares, the Convertible Notes, the Commitment Shares, the Indemnity Shares or any Note Shares pursuant to, nor the Company's performance of its obligations under, this Agreement, the Registration Rights Agreement, the Warrants or the Convertible Notes shall (i) result in the creation or imposition of any liens, charges, claims or other encumbrances upon the Put Shares, the Warrant Shares, the Convertible Notes, the Commitment Shares, the Indemnity Shares or any of the assets of the Company, or (ii) entitle the holders of Outstanding Capital Shares to preemptive or other rights to subscribe to or acquire the Capital Shares or other securities of the Company. The Put Shares, the Warrant Shares, the Convertible Notes, the Commitment Shares, the Indemnity Shares and any Note Shares shall not subject the Investor to personal liability by reason of the ownership thereof.

Section 4.9 No General Solicitation or Advertising in Regard to this Transaction. Neither the Company nor any of its affiliates nor any distributor or any person acting on its or their behalf (i) has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to any of the Put Shares, the Warrants, the Warrant Shares, the Convertible Notes, the Commitment Shares, the Indemnity Shares or any Note Shares, or (ii) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Common Stock under the Securities Act.

Section 4.10 No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including without limitation the issuance of the Put Shares, the Warrants, the Warrant Shares, the Convertible Notes, the Commitment Shares, the Indemnity Shares and any Note Shares do not and will not (i) result in a violation of the Certificate or By-Laws or (ii) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, instrument or any "lock-up" or similar provision of any underwriting or similar agreement to which the Company is a party, or (iii) result in a violation of any federal, state, local or foreign law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect) nor is the Company otherwise in

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violation of, conflict with or in default under any of the foregoing;  provided, however, that for purposes of the Company's representations and warranties as to violations of foreign law, rule or regulation referenced in clause (iii), such representations and warranties are made only to the best of the Company's knowledge insofar as the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby are or may be affected by the status of the Investor under or pursuant to any such foreign law, rule or regulation. The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or issue and sell the Common Stock, the Convertible Notes or the Warrant in accordance with the terms hereof (other than any SEC, NASD or state securities filings that may be required to be made by the Company subsequent to any Closing, any registration statement that may be filed pursuant hereto, and any shareholder approval required by the rules applicable to companies whose common stock trades on the Nasdaq SmallCap
Market); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of the Investor herein.

Section 4.11 No Material Adverse Change. Since September 30, 1998, no event has occurred that would have a Material Adverse Effect on the Company, except as disclosed in Section 4.11 of the Disclosure Schedule. Without limiting the foregoing, except as disclosed in Section 4.11 of the Disclosure Schedule there has not occurred between September 30, 1998 and the date hereof:

(i) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its subsidiaries not wholly owned by the Company, or any direct or indirect redemption, purchase or other acquisition by the Company or any of its subsidiary of any such capital stock of or any Option with respect to the Company or any of its subsidiary not wholly owned by the Company;

(ii) any authorization, issuance, sale or other disposition by the Company or any of its subsidiaries of any shares of capital stock of or Option with respect to the Company or any of its subsidiaries, or any modification or amendment of any right of any holder of any outstanding shares of capital stock of or Option with respect to the Company or any of its subsidiaries;

(iii) (x) any increase in the salary, wages or other compensation of any officer, employee or consultant of the Company or any of its subsidiaries whose annual salary is, or after giving effect to such change would be, $150,000 or more; (y) any establishment or modification of (A) targets, goals, pools or similar provisions in respect of any fiscal year under any benefit plan, employment Contract or other employee compensation arrangement or (B) salary ranges, increase guidelines or similar provisions in respect of any benefit plan, employment Contract or other employee compensation arrangement; or (z) any adoption, entering into, amendment, modification or termination (partial or complete) of any benefit plan except to the extent required by applicable law and, in the event compliance with legal requirements presented options, only to the extent the option which the Company or any of its subsidiaries reasonably believed to be the least costly was chosen;

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(iv) (A)  incurrences by the Company or any of its  subsidiaries of indebtedness in an aggregate principal amount exceeding $100,000 (net of any amounts discharged during such period), or (B) any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right of the Company or any of its subsidiaries under, any indebtedness of or owing to the Company or any of its subsidiaries (in either case other than any indebtedness of the Company or a subsidiary owing to the Company or a wholly-owned subsidiary);

(v) any physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the plant, real or personal property or equipment of the Company or any of its subsidiaries in an aggregate amount exceeding $10,000;

(vi) any material change in (x) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or tax practice or policy of the Company or any of its subsidiaries, (y) any method of calculating any bad debt, contingency or other reserve of the Company or any of its subsidiaries for accounting, financial reporting or tax purposes or (z) the fiscal year of the Company or any of its subsidiaries;

(vii) any write-off or write-down of or any determination to write off or down any of the assets and properties of the Company or any of its subsidiaries in an aggregate amount exceeding $100,000;

(viii) any acquisition or disposition of, or incurrence of a Lien (other than a Permitted Lien) on, any assets and properties of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice;

(ix) any (x) amendment of the certificate or articles of incorporation or by-laws (or other comparable corporate charter documents) of the Company or any of its subsidiaries, (y) reorganization, liquidation or dissolution of the Company or any of its subsidiaries or (z) business combination involving the Company or any of its subsidiaries and any other Person;

(x) any entering into, amendment, modification, termination (partial or complete) or granting of a waiver under or giving any consent with respect to
(A) any Contract which is required (or had it been in effect on the date hereof would have been required) to be disclosed pursuant to Section 4.26 hereof or (B) any material license held by the Company or any of its subsidiaries;

(xi) capital expenditures or commitments for additions to property, plant or equipment of the Company and its subsidiaries constituting capital assets in an aggregate amount exceeding $50,000;

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(xii) any  commencement or termination by the Company or any of its subsidiaries of any line of business;

(xiii) any transaction by the Company or any of its subsidiaries with the Company, any officer, director, affiliate or associate of the Company or any associate of any such officer, director or affiliate (other than the Company or any of its subsidiaries) (A) outside the ordinary course of business consistent with past practice or (B) other than on an arm's-length basis, other than pursuant to any Contract in effect on September 30, 1998 and disclosed to by Company to the Investor pursuant to Section 4.21 hereof.

(xiv) any entering into of an agreement to do or engage in any of the foregoing after the date hereof; or

(xv) any other transaction involving or development affecting the Company or any of its subsidiaries outside the ordinary course of business consistent with past practice.

Section 4.12 No Undisclosed Liabilities. Except as reflected or reserved against in the balance sheet included in the last audited financial statements or in the notes thereto or as disclosed in Section 4.12 or any other section(s) of the Disclosure Schedule, there are no liabilities against, relating to or affecting the Company or any of its subsidiaries or any of their respective assets and properties, other than liabilities incurred in the ordinary course of business consistent with past practice which in the aggregate are not material to the business or condition of the Company.

Section 4.13 No Undisclosed Events or Circumstances. Since September 30, 1998, no event or circumstance has occurred or exists with respect to the or its businesses, properties, prospects, operations or financial condition, that, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed in Section 4.13 of the Disclosure Schedule.

Section 4.14 No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, other than pursuant to this Agreement, under circumstances that would require registration of the Common Stock under the Securities Act.

Section 4.15  Litigation  and Other  Proceedings.  Except as may be set forth in
Section 4.15 of the Disclosure Schedule, there are no lawsuits or proceedings pending or to the best knowledge of the Company threatened, against the Company, nor has the Company received any written or oral notice of any such action, suit, proceeding or investigation, which might have a Material Adverse Effect. Except as set forth in the Disclosure Schedule, no judgment, order, writ, injunction or decree or award has been issued by or, so far as is known by the Company, requested of any court, arbitrator or governmental agency which might result in a Material Adverse Effect.

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Section 4.16 No  Misleading  or Untrue  Communication.  The Company,  any Person
representing the Company, and, to the knowledge of the Company, any other Person selling or offering to sell the Put Shares, the Warrants, the Warrant Shares, the Convertible Notes or the Note Shares in connection with the transactions
contemplated  by  this  Agreement,   have  not  made,  at  any  time,  any  oral
communication in connection with the offer or sale of the same which contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

Section 4.17 Material Non-Public Information. The Company is not in possession of, nor has the Company or its agents disclosed to the Investor, any material non-public information that (i) if disclosed, would, or could reasonably be expected to have, an effect on the price of the Common Stock or (ii) according to applicable law, rule or regulation, should have been disclosed publicly by the Company prior to the date hereof but which has not been so disclosed.

Section 4.18 Real Property. Section 4.18(a) of the Disclosure Schedule contains a true and correct list of (i) each parcel of real property owned by the Company or any of its subsidiaries, (ii) each parcel of real property leased by the Company or any of its subsidiaries (as lessor or lessee) and (iii) all Liens (other than Permitted Liens) relating to or affecting any parcel of real property referred to in clause (a).

(a) The Company or a subsidiary has good and marketable fee simple title to and, except for the real property leased to others referred to in clause (ii) of paragraph (a) above, the Company or a subsidiary is in possession of each parcel of real property, together with all buildings, structures, facilities, fixtures and other improvements thereon, listed in Section 4.18(a) of the Disclosure Schedule, and in each case such parcel is, except as listed in Section 4.18(a) of the Disclosure Schedule, free and clear of all Liens other than Permitted Liens. The Company and the subsidiaries have adequate rights of ingress and egress with respect to such real property, buildings, structures, facilities, fixtures and other improvements. None of such real property, buildings, structures, facilities, fixtures or other improvements, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable law in any material respect (whether or not permitted on the basis of prior nonconforming use, waiver or variance).

(b) The Company or a subsidiary has a valid and subsisting leasehold estate in and the right to quiet enjoyment of the real properties leased by it for the full term of the lease thereof. Each lease referred to in clause (ii) of paragraph (a) above is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a subsidiary and of each other Person that is a party thereto, and except as set forth in Section 4.18(c) of the Disclosure Schedule, there is no, and neither the Company nor any of its subsidiaries has received notice of any, default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder. Neither the Company nor any of its subsidiaries owes any brokerage commissions with respect to any such leased space.

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(c) the  Company  has  delivered  to  Investor  prior to the  execution  of this
Agreement true and complete copies of (i) all deeds, leases, mortgages, deeds of trust, certificates of occupancy, title insurance policies, title reports, surveys and similar documents, and all amendments thereof, with respect to the real property listed in Section 4.18(a) of the Disclosure Schedule pursuant to clause (i) of paragraph (a) above and (ii) all leases (including any amendments and renewal letters) and, to the extent reasonably available, all other documents referred to in clause (i) of this paragraph (d) with respect to the real property listed in Section 4.18(a) of the Disclosure Schedule pursuant to clause (ii) of paragraph (a) above.

(d) Except as set forth in Section 4.18(e) of the Disclosure Schedule, no tenant or other party in possession of any of the real properties identified in Section 4.18(a) of the Disclosure Schedule has any right to purchase, or holds any right of first refusal to purchase, such properties.

(e) Except as disclosed in Section 4.18(f) of the Disclosure Schedule, the improvements on the real property identified in Section 4.18(a) of the Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the knowledge of the Company, the Company and the subsidiaries, there are no condemnation or appropriation proceedings pending or threatened against any of such real property or the improvements thereon.

Section 4.19 Tangible Personal Property. The Company or a subsidiary is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property used in the conduct of their business, including all tangible personal property reflected on the balance sheet included in the unaudited financial statements and tangible personal property acquired since the unaudited financial statement Date other than property disposed of since such date in the ordinary course of business consistent with past practice. All such tangible personal property is free and clear of all Liens, other than Permitted Liens and Liens disclosed in Section
4.19 of the Disclosure Schedule, and is in good working order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable laws.

Section 4.20 Intellectual Property Rights. The Company and its subsidiaries have interests in or use only the Intellectual Property disclosed in Section 4.20 of the Disclosure Schedule, each of which the Company or a subsidiary either has all right, title and interest in or a valid and binding license to use. No other Intellectual Property is used or necessary in the conduct of the business of the Company or any of its subsidiaries. Except as disclosed in Section 4.20 of the Disclosure Schedule, (i) the Company or a subsidiary has the exclusive right to use the Intellectual Property disclosed in Section 4.20 of the Disclosure Schedule, (ii) all registrations with and applications to governmental or regulatory authorities in respect of such Intellectual Property are valid and in full force and effect and are not subject to the payment of any taxes or maintenance fees or the taking of any other actions by the Company or a subsidiary to maintain their validity or effectiveness, (iii) there are no restrictions on the direct or indirect transfer of any license, or any interest therein, held by the Company or any of its subsidiaries in respect of such Intellectual Property, (iv) the Company has delivered to Investor prior to the

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execution  of  this  Agreement  documentation  with  respect  to any  invention, process, design, computer program or other know-how or trade secret included in such Intellectual Property, which documentation is accurate in all material respects and reasonably sufficient in detail and content to identify and explain such invention, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use without reliance on the special knowledge or memory of any Person, (v) the Company and the subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of their trade secrets, (vi) neither the Company nor any subsidiary is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property and (vii) neither the Company, the Company nor any subsidiary has any knowledge that such Intellectual Property is being infringed by any other Person. Neither the Company, the Company nor any subsidiary has
received   notice  that  the  Company  or  any   subsidiary  is  infringing  any
Intellectual Property of any other Person, no claim is pending or, to the knowledge of the Company, the Company and the its subsidiaries, has been made to such effect that has not been resolved and, to the knowledge of the Company, the Company and the subsidiaries, neither the Company nor any subsidiary is infringing any Intellectual Property rights of any other Person.

Section 4.21 Contracts. Section 4.21(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts or other arrangements (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all waivers of any terms thereof, have been delivered to Investor prior to the execution of this Agreement), to which the Company or any subsidiary is a party or by which any of their respective assets and properties is bound:

(i) (A) all Contracts (excluding Benefit Plans) providing for a commitment of employment or consultation services for a specified or unspecified term, the name, position and rate of compensation of each Person party to such a Contract and the expiration date of each such Contract; and (B) any written or unwritten representations, commitments, promises, communications or courses of conduct (excluding Benefit Plans and not embodied in a Contract) involving an obligation of the Company or any of its subsidiaries to make payments in any year, other than with respect to salary or incentive compensation payments in the ordinary course of business, to any employee exceeding $50,000 or any group of employees exceeding $150,000 in the aggregate;

(ii) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or any of its subsidiaries to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with the Company or any of its subsidiaries;

(iii) all partnership, joint venture, shareholders' or other similar Contracts with any Person;

(iv) all Contracts relating to Indebtedness of the Company or any of its subsidiary in excess of $100,000 or to preferred stock issued by the Company or any of its subsidiary (other than Indebtedness owing to or preferred stock owned by the Company or any wholly-owned subsidiary);

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(v) all Contracts with distributors,  dealers,  manufacturer's  representatives, sales agencies or franchisees;

(vi) all Contracts relating to (A) the future disposition or acquisition of any assets and properties, other than dispositions or acquisitions in the ordinary course of business consistent with past practice, and (B) any business combination;

(vii) all Contracts between or among the Company or any of its subsidiaries, on the one hand, and the Company, any officer, director, affiliate or associate of the Company or any associate of any such officer, director or affiliate (other than the Company or any of its subsidiaries), on the other hand;

(viii) all collective bargaining or similar labor Contracts;

(ix) all Contracts that (A) limit or contain restrictions on the ability of the Company or any of its subsidiaries to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any assets and properties, to change the lines of business in which it participates or engages or to engage in any business combination or (B) require the Company or any of its subsidiaries to maintain specified financial ratios or levels of net worth or other indicia of financial condition; and

(x) all other Contracts that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any of its subsidiaries of more than $100,000 and (B) cannot be terminated within ninety
(90) calendar days after giving notice of termination without resulting in any material cost or penalty to the Company or any of its subsidiaries.

(b) Each Contract  required to be disclosed in Section 4.21(a) of the Disclosure
Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of each party thereto; and except as disclosed in Section 4.21(b) of the Disclosure Schedule neither the Company, any subsidiary nor, to the knowledge of the Company, the Company and the subsidiaries, any other party to such Contract is, or has received notice that it is, in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract).

(c) Except as disclosed in Section 4.21(c) of the Disclosure Schedule, neither the Company nor any subsidiary is a party to or bound by any Contract that has been or could reasonably be expected to be, individually or in the aggregate with any other such Contracts, materially adverse to the business or condition of the Company.

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Section 4.22 Licenses.  Section 4.22 of the Disclosure  Schedule contains a true and complete list of all licenses used in and material to the business or operations of the Company or any of its subsidiary, setting forth the owner, the function and the expiration and renewal date of each. Prior to the execution of this Agreement, the Company has delivered to Investor true and complete copies of all such licenses. Except as disclosed in Section 4.22 of the Disclosure
Schedule:

(i) The Company and each subsidiary owns or validly holds all licenses that are material to its business or operations;

(ii) each license listed in Section 4.22 of the Disclosure Schedule is valid, binding and in full force and effect; and

(iii) neither the Company nor any subsidiary is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any such license.

Section 4.23 Environmental Matters. Each of the Company and the subsidiaries has obtained all licenses which are required in respect of its business, operations or assets and properties under applicable environmental laws. Each of the Company and the subsidiaries is in compliance in all material respects with the terms and conditions of all such licenses and with any applicable environmental law. Except as set forth in Section 4.23 of the Disclosure Schedule (with paragraph references corresponding to those set forth below):

(a) No order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to the knowledge of the Company, the Company and the subsidiaries, threatened by any governmental or regulatory authority with respect to any alleged failure by the Company or any subsidiary to have any license required in connection with the conduct of the business or operations of the Company or any of the subsidiaries or with respect to any treatment, storage, recycling, transportation, disposal or "release" as defined in 42 U.S.C. " 9601(22) ("Release"), of any hazardous material, and neither the Company, the Company nor any subsidiary is aware of any facts or circumstances which could reasonably be expected to form the basis for any such order, complaint, penalty or investigation.

(b) Neither the Company, any subsidiary nor, to the knowledge of the Company, the Company and the subsidiaries, any prior owner or lessee of any property now or previously owned or leased by the Company or any subsidiary has handled any hazardous material on any property now or previously owned or leased by the Company or any of its subsidiaries; and, without limiting the foregoing, (i) no polychlorinated biphenyl is or has been present, (ii) no asbestos is or has been present, (iii) there are no underground storage tanks, active or abandoned, and
(iv) no hazardous material has been Released in a quantity reportable under, or in violation of, any environmental law, at, on or under any property now or previously owned or leased by the Company or any of its subsidiaries, during any period that the Company or a subsidiary owned or leased such property or, to the knowledge of the Company, the Company and the subsidiaries, prior thereto.

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(c) Neither the Company nor any subsidiary  has  transported or arranged for the transportation of any hazardous material to any location which is the subject of any Action or Proceeding that could lead to claims against Investor, the Company or any of its subsidiaries for clean-up costs, remedial work, damages to natural resources or personal injury claims, including, but not limited to, claims under the Comprehensive Environmental Response, Compensation and Liability Act of
1980,  as  amended,  and  the  rules  and  regulations   promulgated  thereunder
("CERCLA").

(d) No oral or written notification of a Release of a hazardous material has been filed by or on behalf of the Company or any of its subsidiaries and no property now or previously owned or leased by the Company or any of its subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar state list of sites requiring investigation or clean-up.

(e) There are no Liens (other than Permitted Liens) arising under or pursuant to any environmental law or order on any real property owned or leased by the Company or any of its subsidiary, and no action of any governmental or regulatory authority has been taken or, to the knowledge of the Company, the Company and the subsidiaries, is in process which could subject any of such properties to such Liens, and neither the Company nor any subsidiary would be required to place any notice or restriction relating to the presence of hazardous material at any property owned by it in any deed to such property.

(f) There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or which are in the possession of, the Company or any of its subsidiary in relation to any property or facility now or previously owned or leased by the Company or any of its subsidiary which have not been delivered to Investor prior to the execution of this Agreement.

Section 4.24 Substantial Customers and Suppliers. Section 4.24 of the Disclosure Schedule lists the six (6) largest customers of the Company and the subsidiaries, on the basis of revenues for goods sold or services provided for the most recent fiscal year. None of the Company's existing suppliers are non-replaceable. Except as disclosed in Section 4.24 of the Disclosure Schedule, no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to the Company and the subsidiaries since
September 30, 1998, or to the knowledge of the Company, the Company and the subsidiaries, has threatened to cease or materially reduce such purchases or sales or provision of services after the date hereof. Except as disclosed in
Section 4.24 of the Disclosure Schedule, to the knowledge of the Company, the Company and the subsidiaries, no such customer or supplier is threatened with bankruptcy or insolvency.

Section 4.25 Accounts Receivable. Except as set forth in Section 4.25 of the Disclosure Schedule, the accounts and notes receivable of the Company and the subsidiaries reflected on the balance sheet included in the unaudited financial statements, and all accounts and notes receivable arising subsequent to the unaudited financial statement Date, (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable

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in  accordance  with their terms,  (iii) are not subject to any valid set-off or counterclaim, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement, (v) are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve reflected in the balance sheet included in the unaudited financial statements, and (vi) are not the subject of any Actions or Proceedings brought by or on behalf of the Company or any subsidiary. Section 4.25 of the Disclosure Schedule sets forth a description of any security arrangements and collateral securing the repayment or other satisfaction of receivables of the Company and the subsidiaries. All steps necessary to render all such security arrangements legal, valid, binding and enforceable, and to give and maintain for the Company or a subsidiary, as the case may be, a perfected security interest in the related collateral, have been taken.

Section 4.26 Disclosure. All material facts relating to the business or condition of the Company have been disclosed to Investor in or in connection with this Agreement. No representation or warranty contained in this Agreement, and no statement contained in the Disclosure Schedule or in any certificate, list or other writing furnished to Investor pursuant to any provision of this Agreement (including without limitation the Financial Statements), contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading.

                                    ARTICLE V

                            COVENANTS OF THE INVESTOR

The Investor's trading activities with respect to shares of the Company's Common Stock will be in compliance with all applicable state and federal securities laws, rules and regulations and the rules and regulations of the Principal Market on which the Company's Common Stock is listed.


                                   ARTICLE VI

                            COVENANTS OF THE COMPANY

Section 6.1 Registration Rights. The Company shall cause the Registration Rights Agreement to remain in full force and effect and the Company shall comply in all respects with the terms thereof.

Section 6.2 Reservation of Common Stock. As of the date hereof, the Company has available and the Company shall reserve and keep available at all times, free of preemptive rights, shares of Common Stock for the purpose of enabling the Company to satisfy any obligation to issue the Warrant Shares and the Note Shares; such amount of shares of Common Stock to be reserved shall be calculated based upon the Exercise Price of the Warrant and the maximum amount of Note Shares issuable upon conversion of the Convertible Notes and the maximum number of shares issuable upon exercise of the Additional Warrant. The number of shares so reserved from time to time, as theretofore increased or reduced as hereinafter provided, may be reduced by the number of shares actually delivered hereunder.

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Section 6.3 Listing of Common Stock.  The Company shall  maintain the listing of the Common Stock on a Principal Market, and as soon as practicable will cause the Put Shares, the Indemnity Shares, the Commitment Shares, the Warrant Shares and any Note Shares to be listed on the Principal Market. The Company further shall, if the Company applies to have the Common Stock traded on any other Principal Market, include in such application the Put Shares, the Indemnity Shares, the Commitment Shares, the Warrant Shares and any Note Shares, and shall take such other action as is necessary or desirable in the opinion of the Investor to cause the Common Stock to be listed on such other Principal Market as promptly as possible. The Company shall use its best efforts to continue the listing and trading of its Common Stock on the Principal Market (including, without limitation, maintaining sufficient net tangible assets) and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the NASD and the Principal Market.

Section 6.4 Exchange Act Registration. After the Registration Statement becomes effective, the Company shall cause its Common Stock to continue to be registered under Section 12(g) or 12(b) of the Exchange Act, will comply in all respects with its reporting and filing obligations under said Act, and will not take any action or file any document (whether or not permitted by said Act or the rules thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under said Act.

Section 6.5 Legends. The certificates evidencing the Put Shares, the Indemnity Shares, the Warrant Shares and the Note Shares shall be free of legends, except as provided for in Article VIII.

Section 6.6 Corporate Existence. The Company shall take all steps necessary to preserve and continue the corporate existence of the Company.

Section 6.7 SEC Documents. The Company shall deliver to the Investor, as and when the originals thereof are submitted to the SEC for filing, copies of all SEC Documents so furnished or submitted to the SEC.

Section 6.8 Notice of Certain Events Affecting Registration; Suspension of Right to Issue Convertible Note No. 2. The Company shall immediately notify the Investor upon the occurrence of any of the following events in respect of a registration statement or related prospectus in respect of an offering of Registrable Securities: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the registration statement for amendments or supplements to the registration statement or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of

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any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in such Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the registration statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the registration statement would be appropriate, and the Company shall promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Note Issuance Notice during the continuation of any of the foregoing events. While in possession of material non-public information received from the company, the Investor shall not dispose of any Registrable Securities until such information is disclosed to the public.

Section 6.9 Consolidation; Merger. The Company shall not, at any time after the date hereof, effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all of the assets of the Company to, another entity unless the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation to deliver to the Investor such shares of stock and/or securities as the Investor is entitled to receive pursuant to this Agreement, the Convertible Notes and the Warrant.

Section 6.10 Issuance of Put Shares, Warrant Shares, Convertible Notes and Note Shares. The issuance of the Warrant Shares pursuant to exercise of the Warrants and the issuance of any Note Shares shall be made in accordance with the provisions and requirements of Regulation D and any applicable state law. Issuance of the Warrant Shares pursuant to exercise of the Warrants through a cashless exercise shall be made in accordance with the provisions and requirements of Section 3(a)(9) under the Securities Act and any applicable state law.

Section 6.11 Legal Opinion on Closing Date. The Company's independent counsel shall deliver to the Investor on the Closing Date an opinion in the form of Exhibit G, except for paragraph 6 thereof.

Section 6.12 No Other Similar Arrangements. The Company shall refrain from entering into any other agreements, arrangements or understandings granting to the Company the right to issue and sell convertible notes until the Initial Registration Statement shall have been declared effective by the SEC. If the Company, for the purpose of obtaining any additional financing, wishes to issue and sell convertible notes (a "Convertible Note Sale") to a party (the "Third Party") other than the Investor, the Company shall first offer (the "Convertible

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Note Offer") to the Investor, in writing, the right to purchase such Convertible
Notes (the "Offered Convertible Notes") at (a) the bona fide price offered by the Third Party (the "Convertible Note Offer Price"), within a ten (10) calendar day period (the "Convertible Note Offer Period"). The Convertible Note Offer shall grant the Investor the right during the ten (10) calendar days next following the date of the Convertible Note Offer to elect to purchase any or all of the Offered Convertible Notes. The Company, in connection with such a Convertible Note Sale, shall refrain from circumventing or attempting to circumvent the Investor's right of first refusal by way of making such a Convertible Note Sale to any of its affiliates without first making a Convertible Note Offer to the Investor. If, however, the Company, prior to such a Convertible Note Sale to an affiliate, makes a Convertible Note Offer to the Investor, and the Investor declines such Convertible Note Offer, the Company shall have the right to make such a Convertible Note Sale pursuant to the terms and conditions of this Section 6.12. If the Investor so exercises it right to purchase all of the Offered Convertible Notes, (i) the purchase price for the Offered Convertible Notes shall be the Convertible Note Offer Price, and the closing and method of payment shall be as provided for in Section 2.6 hereof and the Closing Date shall be five (5) Trading Days after the Investor exercises such right. If the Investor fails to exercise its right to purchase all of the Offered Convertible Notes, then during the sixty (60) calendar days next following the expiration of such right, the Company shall be free to sell any or all of the Offered Convertible Notes to a purchaser for a purchase price not lower than the Convertible Note Offer Price payable on terms and conditions that are not more favorable to such purchaser than those contained in the Convertible Note Offer. If the Company issues and sells Offered Convertible Notes to a Third Party, any and all terms of such Offered Convertible Notes that are more favorable than those of the Convertible Notes purchased by the Investor pursuant to this Agreement, shall automatically apply to such Convertible Notes.


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                                   ARTICLE VII

                            CONDITIONS TO DELIVERY OF
                 NOTE ISSUANCE NOTICES AND CONDITIONS TO CLOSING

Section 7.1 Conditions Precedent to the Obligation of the Company to Issue and Sell Convertible Notes. The obligation hereunder of the Company to issue and sell the Convertible Notes to the Investor incident to each Closing is subject to the satisfaction, at or before each such Closing, of each of the conditions set forth below.

(a) Accuracy of the Investor's Representation and Warranties. The representations and warranties of the Investor shall be true and correct in all material respects as of the date of this Agreement and as of the date of each such Closing as though made at each such time.

(b) Performance by the Investor. The Investor shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to such Closing.

Section 7.2 Conditions Precedent to the Right of the Company to Deliver a Note Issuance Notice and the Obligation of the Investor to Purchase Convertible Note No. 2. The right of the Company to deliver a Note Issuance Notice relating to Convertible Note No. 2 and the obligation of the Investor hereunder to acquire and pay for Convertible Note No. 2 is subject to the satisfaction, on (i) the applicable Note Issuance Notice Date and (ii) the Closing Date for the issuance of Convertible Note No. 2 (each a "Condition Satisfaction Date"), of each of the following conditions:

(a) Registration of the Registrable Securities with the SEC. As set forth in the Registration Rights Agreement, the Company shall have filed with the SEC a Registration Statement with respect to the resale of the Registrable Securities and Note Shares relating to Convertible Note No.1 (the "Initial Registration Statement") by the Investor that shall have been declared effective by the SEC prior to delivery of the Note Issuance Notice relating to Convertible Note No. 2, and in no event later than one hundred fifty (150) days after the filing of the Initial Registration Statement.

(b) Effective Registration Statement. As set forth in the Registration Rights Agreement, the Initial Registration Statement shall have previously become effective and shall remain effective on each Condition Satisfaction Date and (i) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to the Initial Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of the Initial Registration Statement, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and the Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (ii) no other suspension of the use or withdrawal of the effectiveness of the Initial Registration Statement or related prospectus shall exist.

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(c)   Accuracy   of  the   Company's   Representations   and   Warranties.   The
representations and warranties of the Company shall be true and correct as of each Condition Satisfaction Date as though made at each such time (except for representations and warranties specifically made as of a particular date).

(d) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement, the Registration Rights Agreement, Convertible Note No. 1 and the Warrants to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

(e) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits the transactions contemplated by this Agreement or otherwise has a Material Adverse Effect, and no actions, suits or proceedings shall be in progress, pending or threatened by any Person, that seek to enjoin or prohibit the transactions contemplated by this Agreement or otherwise could reasonably be expected to have a Material Adverse Effect. For purposes of this paragraph (e), no proceeding shall be deemed pending or threatened unless one of the parties has received written or oral notification thereof prior to the Second Closing Date.

(f) No Suspension of Trading In or Delisting of Common Stock. The trading of the Common Stock shall not have been suspended by the SEC, the Principal Market or the NASD and the Common Stock shall have been approved for listing or quotation on and shall not have been delisted from the Principal Market. The issuance of Convertible Note No. 2 or the Note Shares relating thereto, if any, shall not violate the shareholder approval requirements of the Principal Market.

(g) Legal Opinion. The Company shall have caused to be delivered to the Investor, within five (5) Trading Days of the effective date of the Initial Registration Statement, an opinion of the Company's independent counsel in the form of Exhibit G hereto, addressed to the Investor.

(h) Due Diligence. No dispute between the Company and the Investor shall exist pursuant to Section 7.3 as to the adequacy of the disclosure contained in the Initial Registration Statement.

(i) Ten Percent Limitation. The issuance of Convertible Note No. 2 shall not result in the beneficial ownership by the Investor and its affiliates of more than 9.9% of the outstanding shares of Common Stock. For the purposes of this provision, beneficial ownership shall be determined in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(j) Minimum Average Daily Trading Volume. The Average Daily Trading Volume for the Common Stock with respect to the applicable Note Issuance Notice Date and Closing Date equals or exceeds 20,000 shares per Trading Day.

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(k) No  Knowledge.  The Company shall have no knowledge of any event more likely than not to have the effect of causing the Initial Registration Statement to be suspended or otherwise ineffective.

(l) Minimum Time Interval. The Minimum Time Interval shall have elapsed.

(m) Shareholder Vote. The issuance of Convertible Note No. 2 shall not violate the shareholder approval requirements of the Principal Market.

(n) Conversion of Convertible Note No. 1. The Investor shall have converted at least fifty percent (50%) of the original value of Convertible Note No.1 into Note Shares.

(o) Value of Collateral. The Collateral shall be worth a dollar amount of at least one hundred fifty percent (150%) of the combined outstanding indebtedness evidenced by the Convertible Notes.

(p) Market Price of Common Stock. The Market Price of the Common Stock shall be no less than one dollar and fifty cents ($1.50) per share.

(q) Other. On each Condition Satisfaction Date, the Investor shall have received and been reasonably satisfied with such other certificates and documents as shall have been reasonably requested by the Investor in order for the Investor to confirm the Company's satisfaction of the conditions set forth in this
Section 7.2., including, without limitation, a certificate in substantially the form and substance of Exhibit I hereto, executed in either case by an executive officer of the Company and to the effect that all the conditions to such Closing shall have been satisfied as at the date of each such certificate.

Section 7.3 Due Diligence Review; Non-Disclosure of Non-Public Information.

(a) The Company shall make available for inspection and review by the Investor, advisors to and representatives of the Investor (who may or may not be affiliated with the Investor and who are reasonably acceptable to the Company), any Underwriter, any Registration Statement or amendment or supplement thereto or any blue sky, NASD or other filing, all financial and other records, all SEC Documents and other filings with the SEC, and all other corporate documents and properties of the Company as may be reasonably necessary for the purpose of such review, and cause the Company's officers, directors and employees to supply all such information reasonably requested by the Investor or any such representative, advisor or Underwriter in connection with such Registration Statement (including, without limitation, in response to all questions and other inquiries reasonably made or submitted by any of them), prior to and from time to time after the filing and effectiveness of the Registration Statement for the sole purpose of enabling the Investor and such representatives, advisors and Underwriters and their respective accountants and attorneys to conduct initial and ongoing due diligence with respect to the Company and the accuracy of the Registration Statement.

(b) Each of the Company, its officers, directors, employees and agents shall in no event disclose non-public information to the Investor, advisors to or representatives of the Investor unless prior to disclosure of such information

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the Company  identifies  such  information as being  non-public  information and provides the Investor, such advisors and representatives with the opportunity to accept or refuse to accept such non-public information for review. The Company may, as a condition to disclosing any non-public information hereunder, require the Investor's advisors and representatives to enter into a confidentiality agreement in form reasonably satisfactory to the Company and the Investor.

(c) Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts; provided, however, that notwithstanding anything herein to the contrary, the Company shall, as hereinabove provided, immediately notify the advisors and representatives of the Investor and any Underwriters of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Registration Statement would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 7.3 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms and conditions of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Registration Statement contains an untrue statement of a material fact or omits a material fact required to be stated in the Registration Statement or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

                                  ARTICLE VIII

                                     LEGENDS

Section 8.1 Legends. Each of the Additional Warrant, the Convertible Notes and, unless otherwise provided below, each certificate representing Registrable Securities will bear the following legend (the "Legend"):


THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN

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MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED
OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION THAT IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, IN WHICH EVENT SYTRON SHALL HAVE RECEIVED AN OPINION OF COUNSEL STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES LAWS. THE HOLDER OF THIS CERTIFICATE IS THE BENEFICIARY OF CERTAIN OBLIGATIONS OF THE COMPANY SET FORTH IN A NOTE PURCHASE AGREEMENT BETWEEN SYTRON, INC. AND CRESCENT INTERNATIONAL LIMITED DATED AS OF JANUARY 15, 1999. A COPY OF THE PORTION OF THE AFORESAID AGREEMENT EVIDENCING SUCH OBLIGATIONS MAY BE OBTAINED FROM THE COMPANY'S EXECUTIVE OFFICES.

As soon as practicable after the execution and delivery hereof, but in any event within five (5) Trading Days hereafter, the Company shall issue to the transfer agent for its Common Stock (and to any substitute or replacement transfer agent for its Common Stock upon the Company's appointment of any such substitute or replacement transfer agent) instructions in substantially the form of Exhibit H hereto, with a copy to the Investor. Other than as required as a result of change in law, such instructions shall be irrevocable by the Company from and after the date hereof or from and after the issuance thereof to any such substitute or replacement transfer agent, as the case may be, except as otherwise expressly provided in the Registration Rights Agreement. It is the intent and purpose of such instructions, as provided therein, to require the transfer agent for the Common Stock from time to time upon transfer of Registrable Securities by the Investor to issue certificates evidencing such Registrable Securities free of the Legend during the following periods and under the following circumstances and without consultation by the transfer agent with the Company or its counsel and without the need for any further advice or instruction or documentation to the transfer agent by or from the Company or its counsel or the Investor:


(a) At any time after the Effective Date, upon surrender of one or more certificates evidencing Common Stock that bear the Legend, to the extent accompanied by a notice requesting the issuance of new certificates free of the Legend to replace those surrendered; provided that (i) the Registration Statement shall then be effective and (ii) if reasonably requested by the transfer agent the Investor confirms to the transfer agent that the Investor has transferred the Registrable Securities pursuant to the Registration Statement and has complied with the prospectus delivery requirement.

(b) At any time upon any surrender of one or more certificates evidencing Registrable Securities that bear the Legend, to the extent accompanied by a notice requesting the issuance of new certificates free of the Legend to replace those surrendered and containing representations that (i) the Investor is permitted to dispose of such Registrable Securities without limitation as to amount or manner of sale pursuant to Rule 144(k) under the Securities Act.

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Section 8.2 No Other Legend or Stock Transfer Restrictions. No legend other than the one specified in Section 8.1 has been or shall be placed on the share certificates representing the securities referred to in such section and no
instructions   or  "stop   transfers   orders,"  so  called,   "stock   transfer
restrictions," or other restrictions have been or shall be given to the Company's transfer agent with respect thereto other than as expressly set forth in this Article VIII.

Section 8.3 Investor's Compliance. Nothing in this Article VIII shall affect in any way the Investor's obligations under any agreement to comply with all applicable securities laws upon resale of the Common Stock.

                                   ARTICLE IX

                                 INDEMNIFICATION

Section 9.1 Indemnification. The Company agrees to indemnify and hold harmless the Investor, its partners, affiliates, officers, directors, employees, and duly authorized agents, and each Person or entity, if any, who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the Controlling Persons (as defined in the Registration Rights Agreement) from and against any Damages, joint or several, and any action in respect thereof to which the Investor, its partners, affiliates, officers, directors, employees, and duly authorized agents, and any such Controlling Person becomes subject to, resulting from, arising out of or relating to any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Company contained in this Agreement, as such Damages are incurred, unless such Damages result primarily from the Investor's gross negligence, recklessness or bad faith in performing its obligations under this Agreement.

Section  9.2  Method  of  Asserting   Indemnification  Claims.  All  claims  for
indemnification by any Indemnified Party (as defined below) under Section 9.1 shall be asserted and resolved as follows:

(a) In the event any claim or demand in respect of which any person claiming indemnification under any provision of Section 9.1 (an "Indemnified Party") might seek indemnity under Section 9.1 is asserted against or sought to be collected from such Indemnified Party by a person other than the Company, the Investor or any affiliate of the Company or (a "Third Party Claim"), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim for indemnification that is being asserted under any provision of Section 12.2 against any person (the "Indemnifying Party"), together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a "Claim Notice") with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been irreparably prejudiced by such

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failure of the  Indemnified  Party.  The  Indemnifying  Party  shall  notify the
Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the "Dispute Period") whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party under Section 9.1 and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

(i) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 9.2(a), then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be indemnified in full pursuant to Section 9.1). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this clause (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under Section 9.1 with respect to such Third Party Claim.

(ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to Section 9.2(a), or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise

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or settlement thereof;  provided,  however, that if requested by the Indemnified
Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this clause (ii) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability or the amount of its liability to the Indemnified Party with respect to the Third Party Claim under Section 9.1 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party with respect to such Third Party Claim, the Loss in the amount specified in the Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under Section 9.1 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by arbitration in accordance with paragraph (c) of this Section 9.2.

(b) In the event any Indemnified Party should have a claim under Section 9.1 against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under Section 9.1 specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an "Indemnity Notice") with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the amount of the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim or the amount of the claim described in such Indemnity Notice, the Loss in the amount specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 9.1 and the Indemnifying Party shall pay

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the amount of such Loss to the Indemnified  Party on demand. If the Indemnifying
Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by arbitration in accordance with paragraph (c) of this Section 9.2.

(c) Any dispute under this Agreement or the Warrants shall be submitted to arbitration (including, without limitation, pursuant to this Section 12.3) and shall be finally and conclusively determined by the decision of a board of arbitration consisting of three (3) members (the "Board of Arbitration") selected as hereinafter provided. Each of the Indemnified Party and the Indemnifying Party shall select one (1) member and the third member shall be selected by mutual agreement of the other members, or if the other members fail to reach agreement on a third member within twenty (20) days after their selection, such third member shall thereafter be selected by the American Arbitration Association upon application made to it for such purpose by the Indemnified Party. The Board of Arbitration shall meet on consecutive business days in New York County, New York or such other place as a majority of the members of the Board of Arbitration determines more appropriate, and shall reach and render a decision in writing (concurred in by a majority of the members of the Board of Arbitration) with respect to the amount, if any, which the Indemnifying Party is required to pay to the Indemnified Party in respect of a claim filed by the Indemnified Party. In connection with rendering its decisions, the Board of Arbitration shall adopt and follow such rules and procedures as a majority of the members of the Board of Arbitration deems necessary or appropriate. To the extent practical, decisions of the Board of Arbitration shall be rendered no more than thirty (30) calendar days following commencement of proceedings with respect thereto. The Board of Arbitration shall cause its written decision to be delivered to the Indemnified Party and the Indemnifying Party. Any decision made by the Board of Arbitration (either prior to or after the expiration of such thirty (30) calendar day period) shall be final, binding and conclusive on the Indemnified Party and the Indemnifying Party and entitled to be enforced to the fullest extent permitted by law and entered in any court of competent jurisdiction. Each party to any arbitration shall bear its own expense in relation thereto, including but not limited to such party's attorneys' fees, if any, and the expenses and fees of the Board of Arbitration shall be divided between the Indemnifying Party and the Indemnified Party in the same proportion as the portion of the related claim determined by the Board of Arbitration to be payable to the Indemnified Party bears to the portion of such claim determined not to be so payable.

                                    ARTICLE X

                                  MISCELLANEOUS

Section 10.1 Fees and Expenses. Each of the Company and the Investor agrees to pay its own expenses incident to the performance of its obligations hereunder, except that the Company shall pay the fees, expenses and disbursements of the Investor's counsel in an amount of $5,000 as provided in the Equity Line Agreement, it being understood that such amount has not yet been paid by the Company.

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Section 10.2 Reporting  Entity for the Common Stock. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 10.3 Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any persons claiming brokerage commissions or finder's fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 10.4 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice given in accordance herewith. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:

Sytron, Inc.
2770 Industrial Lane
Broomfield, CO 80020
Attention:  Mitchel Feinglas, CEO
Telephone: (303) 469-6100
Facsimile: (303) 469-7100

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with a copy (which shall not constitute notice) to:

Bresler Goodman & Unterman LLP
521 Fifth Avenue
New York, NY  10175
Attention: Andrew J. Goodman, Esq. or
           Jay Jacobson, Esq.
Telephone: (212) 661-2150
Facsimile: (212) 949-6131

if to the Investor:

Crescent International Limited
c/o DMI S.A.
84, av Louis-Casai, P.O. Box 161
1216 Geneva, Cointrin
Switzerland
Attention:  Melvyn Craw/Maxi Brezzi
Telephone: +41 22 791 72 56
Facsimile: +41 22 929 53 94

with a copy (which shall not constitute notice) to:

Rogers & Wells LLP
200 Park Avenue, 52nd Floor
New York, NY  10166
Attention:  Sara P. Hanks, Esq./Earl S. Zimmerman, Esq.
Telephone: (212) 878-8000
Facsimile: (212) 878-8375

Either party hereto may from time to time change its address or facsimile number for notices under this Section by giving at least ten (10) days' prior written notice of such changed address or facsimile number to the other party hereto.

Section 10.5 Assignment. Neither this Agreement nor any rights of the Investor or the Company hereunder may be assigned by either party to any other person. Notwithstanding the foregoing, (a) the provisions of this Agreement shall inure to the benefit of, and be enforceable by, any transferee of any of the Common Stock purchased or acquired by the Investor hereunder with respect to the Common Stock held by such person, and (b) the Investor's interest in this Agreement may be assigned at any time, in whole or in part, to any other person or entity (including any affiliate of the Investor) upon the prior written consent of the Company, which consent shall not to be unreasonably withheld.

Section 10.6 Amendment; No Waiver. No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth in this Agreement or therein. Except as expressly

                                       38
provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by both parties hereto. The failure of the either party to insist on strict compliance with this Agreement, or to exercise any right or remedy under this Agreement, shall not constitute a waiver of any rights provided under this Agreement, nor estop the parties from thereafter demanding full and complete compliance nor prevent the parties from exercising such a right or remedy in the future.

Section 10.7 Annexes and Exhibits; Entire Agreement. All annexes and exhibits to this Agreement are incorporated herein by reference and shall constitute part of this Agreement. This Agreement, the Convertible Notes, the Security Agreement, the Warrants and the Registration Rights Agreement set forth the entire agreement and understanding of the parties relating to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written, relating to the subject matter hereof.

Section 10.8  Survival.  The  provisions  of Articles VI, VIII, IX and X, and of
Section 7.3, shall survive the termination of this Agreement.

Section 10.9 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any party.

Section 10.10 Title and Subtitles. The titles and subtitles used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

Section 10.11 Counterparts. This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument.

Section 10.12 Choice of Law. This Agreement shall be construed under the laws of the State of New York.

                                       39

IN WITNESS WHEREOF, the parties hereto have caused this Note Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.


CRESCENT INTERNATIONAL LIMITED




By:  s/Melvyn Craw
   --------------------------------
Melvyn Craw
Title:


SYTRON, INC.




By: s/Mitchel Feinglas
   --------------------------------
Mitchel Feinglas
Chief Executive Officer



                                       40

                                    EXHIBIT A

                            CONVERTIBLE NOTE NO. 1


     THE NOTE REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE; AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH, OR PURSUANT TO AN EXEMPTION FROM, THE REQUIREMENTS OF SUCH ACT OR SUCH LAWS.


                              --------------------


                                CONVERTIBLE NOTE

                              Due January 15, 2001

January 15, 1999                                                        $350,000

No. 1

     Sytron, Inc., a Pennsylvania corporation (hereinafter called the "Issuer"), for value received, hereby promises to pay to the Holder (as defined below) on January 15, 2001 the principal amount of $350,000 payable in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts or, subject to the conditions contained herein, in Common Shares (as defined below) at the principal office of the Issuer. This Note shall be secured by the Collateral as provided in the Security Agreement.

                                    ARTICLE 1

                                   DEFINITIONS

     SECTION 1.1. Definitions. The terms defined in this Article whenever used in this Note shall have the respective meanings hereinafter specified.

          (a)  "Additional  Capital  Shares" shall have the meaning set forth in
Section 3.5(d).

          (b) "Bid Price" shall have the meaning specified in the Purchase Agreement.

          (c) "Business Day" shall mean a day other than Saturday, Sunday or any day on which banks located in the state of New York are authorized or obligated to close.

          (d) "Capital Shares" shall mean the Common Shares and any other shares of any other class of common stock, whether now or hereafter authorized, which have the right to participate in the distribution of earnings and assets of the Issuer.

          (e) "Closing Date" shall mean January 15, 1999.

          (f) "Collateral" shall have the meaning specified in the Security Agreement.

          (g) "Common Shares" shall mean shares of the common stock, par value $.01, of the Issuer.

          (h) "Conversion Date" shall mean any day on which all or some part of the principal amount of this Note is converted into Note Shares in accordance with the terms of this Note, provided that a Conversion Date must be a Business Day.

          (i)  "Conversion  Notice" shall have the meaning set forth in Section
3.2.

          (j) "Conversion Price" shall have the meaning  set  forth  in  Section
3.1.

          (k)  "Conversion Ratio"  shall  have  the meaning set forth in Section
3.1.

          (l) "Discount" shall mean fifteen percent (15%).

          (m) "Event of  Default"  shall have the  meaning  set forth in Section
6.1.

          (n) "Holder" shall mean Crescent International Limited.

          (o) "Issuer" shall mean Sytron, Inc., a Pennsylvania corporation, and any successor corporation by merger, consolidation, sale or exchange of all or substantially all of the Issuer's assets, or otherwise.

          (p) "Market Disruption Event" shall mean any event that results in a material suspension or limitation of trading of Common Shares on the Principal Market (as defined in the Purchase Agreement).

          (q) "Market Price" shall mean the lowest three consecutive Trading Day average of Bid Prices during the Valuation Period.

          (r) "Material Adverse Effect" shall mean a material adverse effect on the business, assets, operations (financial or otherwise) of the Issuer and the Subsidiaries taken as a whole.

          (s) "Note" shall mean this Convertible Note or such other Convertible Note or Notes exchanged therefor as provided in Section 2.1.

          (t) "Notes" shall mean the Convertible Note issued pursuant to the Purchase Agreement and such other Convertible Note or Notes exchanged therefor as provided in Section 2.1.

          (u) "Note Shares" when used with reference to the securities issuable upon conversion of this Note, shall mean all Common Shares now or hereafter Outstanding and securities of any other class into which the Note Shares shall hereafter have been changed, whether now or hereafter created.

          (v) "Outstanding" when used with reference to Common Shares or Capital Shares (collectively, "Shares"), shall mean, at any date as of which the number of such Shares is to be determined, all issued and outstanding Shares, and shall include all such Shares issuable in respect of outstanding scrip or any certificates representing fractional interests in such Shares; provided, however, that "Outstanding" shall not mean any such Shares then directly or indirectly owned or held by or for the account of the Issuer or any Subsidiary.

                                        2

          (w) "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          (x) "Purchase Agreement" means the Note Purchase Agreement, dated the date hereof by and between the Issuer and the Holder.

          (aa)  "Redemption  Price"  shall have the meaning set forth in Section
2.4.

          (bb) "Registration Rights Agreement" shall mean that certain Amended and Restated Registration Rights Agreement, dated as of the date hereof, by and between the Issuer and the Holder. This is the Note referred to as Convertible Note No. 1 in the Registration Rights Agreement.

          (cc) "SEC" shall mean the United States Securities and Exchange Commission.

          (dd) "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

          (ee) "Security Agreement" shall mean that certain Security Agreement, dated as of the date hereof, by and between the Issuer and the Holder.

          (ff) "Subsidiary" shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Issuer.

          (gg) "Trading Day" shall mean any day on which trades of securities listed thereon are reported by the NASDAQ (or, if the Common Shares are not listed for trading on the NASDAQ, the principal trading market for the Common Shares) and on which no Market Disruption Event has occurred.

          (hh) "Valuation Period" shall mean the thirty (30) Trading Day period ending on the earlier of (i) the date on which this Note first becomes due and payable or (ii) the Conversion Date.

                                    ARTICLE 2

                       EXCHANGES AND TRANSFER; REDEMPTION

     SECTION 2.1. Exchange and Registration of Transfer of Notes. The Holder may, at its option, surrender this Note at the office of the Issuer and receive in exchange therefor a Note or Notes, each in the denomination of $50,000 or an integral multiple of $50,000 in excess thereof, dated as of the date of this Note, and, subject to Section 4.1, payable to such Person, or order, as may be designated by such Holder. The aggregate principal amount of such Note or Notes exchanged in accordance with this Section 2.1 shall equal the aggregate unpaid principal amount of this Note as of the date of such surrender; provided, however, that upon such exchange there shall be filed with the Issuer the name and address for all purposes hereof of the Holder or Holders of the Note or Notes delivered in such exchange. This Note, when presented for registration of transfer or for exchange, conversion or payment, shall (if so required by the Issuer) be duly endorsed by, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuer duly executed by, the Holder or its attorney duly authorized in writing.

                                        3

     SECTION 2.2. Loss. Theft. Destruction of Note. Upon receipt of evidence satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Issuer, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid principal amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without their surrender.

     SECTION 2.3. Who Deemed Absolute Owner. The Issuer may deem the person in whose name this Note shall be registered upon the registry books of the Issuer to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the principal of this Note, for the conversion of this Note and for all other purposes, and the Issuer shall not be affected by any notice to the contrary. All such payments and such conversion shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion so made.

     SECTION 2.4. Optional Redemption by the Issuer. The Issuer at its election, upon notice given as provided in Section 2.5, may redeem this Note in whole or in part at any time and from time to time, but only with respect to that portion of this Note for which the Company has not been provided with a Conversion Notice. The price to redeem the Note (the "Redemption Price") shall be equal to 120% of (x)(i) the portion of the Note being redeemed divided (ii) by the Conversion Price on the date of such redemption multiplied by (y) the Bid Price on the date of such redemption. In addition to the foregoing, the Issuer, at its election, upon notice as provided for in Section 2.5, may, if the bid Price is equal to or less than $0.375 for a period of five (5) consecutive Trading Days, redeem the Note for 120% of its then outstanding principal amount.

     SECTION 2.5. Notice of Redemptions: Right to Convert in Lieu of Accepting Redemptions. In the case of redemption of this Note, notice thereof shall be given in writing to the Holder not fewer than 5 nor more than 15 days prior to the date fixed for such redemption, which notice shall specify the date fixed for such redemption and make reference to this Section 2.5 pursuant to which such redemption is to be made. Such notice of redemption and all other notices to be given to the Holder shall be given by facsimile and confirmed by registered mail at its designated address.

     Upon notice of any redemption being given as provided in this Section 2.5, the Holder shall have the right to exercise, either in whole or in part, the conversion privilege pursuant to Article 3 hereof until 5:00 P.M., New York City time, on the date fixed for redemption.

     SECTION 2.6. Surrender of Notes: Notation Thereon. Upon any redemption of a portion of the principal amount of this Note pursuant to this Article 2, the Holder at its option may require the Issuer to make and deliver, at the expense of the Issuer (other than for transfer taxes, if any), upon surrender of this Note, a new Note payable to such person or persons, or order, as may be designated by the Holder for the principal amount of this Note then remaining unredeemed, dated as of the date of this Note or may present this Note to the Issuer for notation hereon of the payment of the portion of the principal amount so redeemed. The Issuer may, as a condition of payment of all or any of the principal of or interest on this Note, require the Holder to present this Note for notation of such payment and, if this Note be paid in full, require the surrender hereof.

     SECTION 2.7. Redemption with Common Shares. Subject to the conditions contained herein, this Note may be redeemed in Common Shares; provided, however that this Note shall be redeemed in cash so long as the Market Price of the Common Shares in less than two dollars ($2.00). If the Issuer elects to redeem this Note in Common Shares pursuant to this Section 2.7, the Issuer shall issue to the Holder 120% of the number of Common shares determined by (x) the dollar amount of the outstanding principal of this Note divided by (y) the Market Price of the Common Shares.

                                    ARTICLE 3

                               CONVERSION OF NOTE

     SECTION 3.1. Conversion: Conversion Price. At the option of the Holder, at any time following the date of issuance of this Note until this Note is paid in full, this Note may be converted, either in whole or in part up to the principal amount hereof (or in case some portion of this Note shall have been called for redemption prior to such date, then at the portion that is not so called), at the conversion price the ("Conversion Price") equal to the lower of (i) $0.8125 and (ii) the Market Price (on the date on which the Holder gives notice to the Issuer of its intention to convert this Note) less the product of the Discount and the Market Price; provided, however, that the Conversion Price shall in no event be less than $0.375 for a period of six months following the Closing Date. Notwithstanding anything to the contrary contained herein, in no event shall the Holder be entitled to convert this Note into any Note Shares when the result of such conversion would entitle the Holder to receive that number of shares of the Issuer's Common Stock of which the sum of (xx) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Note) and (yy) the number of shares of Common Stock issuable upon conversion of this Note, would result in beneficial ownership by the Holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock. For the purposes of this provision, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13 D and G thereunder, except as otherwise provided in clause (xx) of this provision.

     SECTION 3.2.  Exercise of  Conversion  Privilege.  In order to convert this
Note into Note Shares, the Holder shall (i) send via facsimile, on or prior to 11:59 p.m., New York City time on the Conversion Date, a copy of the fully executed conversion notice in the form attached hereto in Annex I (the "Conversion Notice") to the Issuer at the office of the Issuer stating that the Holder elects to convert, which Conversion Notice shall specify the Conversion Date, the portion of this Note to be converted, the applicable Conversion Price, the name or names (with address) of the persons who are to become holders of the Note Shares in connection with such conversion, and a calculation of the number of Note Shares issuable upon such conversion and (ii) surrender to a common courier for delivery to the office of the Issuer, this Note accompanied by a proper assignment hereof to the Issuer or in blank; provided, however, that the Issuer shall not be obligated to issue certificates evidencing the Note Shares issuable upon such conversion unless either this Note is delivered to the Issuer as provided above, or the Holder notifies the Issuer that this Note has been lost, stolen or destroyed (subject to the requirements of Section 2.2). Upon receipt by the Issuer of a facsimile copy of a Conversion Notice, the Issuer shall immediately send, via facsimile, a confirmation of receipt of the Conversion Notice to the Holder, which shall specify that the Conversion Notice has been received and the name and telephone number of a contact person at the Issuer whom the Holder should contact regarding information related to the conversion of this Note. In the event of a dispute as to the calculation of the Conversion Ratio, the Issuer shall promptly issue to the Holder the number of

Note Shares that is not disputed and shall submit the disputed calculations to its outside accountant (the "Accountant") via facsimile within three (3) days of receipt of the Conversion Notice. The Issuer shall cause the Accountant to perform the calculations and notify the Issuer and Holder of the results no later than two (2) Business Days from the time it receives the disputed calculations. The Accountant's calculations shall be deemed conclusive absent manifest error.

     SECTION 3.3. Delivery of Note Shares Upon Conversion. The Issuer shall, no later than the close of business on the third Business Day after receipt by the Issuer of a facsimile copy of a Conversion Notice and receipt by the Issuer of all necessary documentation duly executed and in proper form required for conversion, including this Note (or after the provisions required by Section 2.2 in the case of a lost, stolen or destroyed Note), issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address or addresses and in the name or names provided in the Conversion Notice. The person or persons entitled to receive the Note Shares issuable upon conversion of this Note shall be treated for all purposes as the record holder or holders of such Note Shares on the Conversion Date.

     SECTION 3.4. Fractional Shares. No fractional Note Shares or scrip representing fractional Note Shares shall be issued upon conversion of this Note. If any conversion of this Note would create a fractional Note Share or a right to acquire a fractional Note Share, such fractional Note Share shall be disregarded and the number of Note Shares issuable upon conversion, in the aggregate, shall be the next higher number of shares.

     SECTION 3.5. Adjustment of Conversion Price. The Conversion Price and, accordingly, the number of Note Shares issuable upon the conversion of this Note shall be subject to adjustment from time to time upon the happening of certain events as follows:

          (a) Reclassification, Consolidation, Merger or Mandatory Share Exchange. At any time while this Note remains outstanding and unexpired, in case of any reclassification or change of Outstanding Common Shares issuable upon conversion of this Note (other than a change in par value, or from par value to no par value per share, or from no par value per share to par value or as a result of a subdivision or combination of outstanding securities issuable upon conversion of this Note) or in case of any consolidation, merger or mandatory share exchange of the Issuer with or into another corporation (other than a merger or mandatory share exchange with another corporation in which the Issuer is a continuing corporation and which does not result in any reclassification or change, other than a change in par value, or from par value to no par value per share, or from no par value per share to par value, or as a result of a subdivision or combination of Outstanding Common Shares upon conversion of this
Note), or in the case of any sale or transfer to another corporation of the property of the Issuer as an entirety or substantially as an entirety, the Issuer, or such successor or purchasing corporation, as the case may be, shall, without payment of any additional consideration therefore, execute a new Note providing that the Holder shall have the right to convert such new Note (upon terms not less favorable to the Holder than those then applicable to this Note) and to receive upon such exercise, in lieu of each Common Share theretofore issuable upon conversion of this Note, the kind and amount of shares of stock, other securities, money or property receivable upon such reclassification, change, consolidation, merger, mandatory share exchange, sale or transfer by the holder of one Common Share issuable upon conversion of this Note had this Note been converted immediately prior to such reclassification, change, consolidation, merger, mandatory share exchange or sale or transfer. Such new Note shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 3.4. The provisions of this subsection (a) shall similarly apply to successive reclassifications, changes, consolidations, mergers, mandatory share exchanges and sales and transfers.
                                        6

          (b) Subdivision or Combination of Shares. If the Issuer at any time while this Note remains outstanding and unexpired, shall subdivide or combine its Common Shares, the Conversion Price shall be proportionately reduced, in case of subdivision of such shares, as of the effective date of such subdivision, or, if the Issuer shall take a record of holders of its Common Shares for the purpose of so subdividing, as of such record date, whichever is earlier, or shall be proportionately increased, in the case of combination of such shares, as of the effective date of such combination, or, if the Issuer shall take a record of holders of its Common Shares for the purpose of so combining, as of such record date, whichever is earlier.

          (c) Stock Dividends. If the Issuer at any time while this Note is outstanding and unexpired shall pay a dividend in its Capital Shares, or make any other distribution of its Capital Shares, then the Conversion Price shall be adjusted, as of the date the Issuer shall take a record of the holders of its Capital Shares for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Conversion Price in effect immediately prior to such payment or other distribution by a fraction:

          (i) the numerator of which shall be the total number of Outstanding Capital Shares immediately prior to such dividend or distribution, and

          (ii) the denominator of which shall be the total number of Outstanding Capital Shares immediately after such dividend or distribution.

     The provisions of this subsection (c) shall not apply under any of the circumstances for which an adjustment is provided in subsections (a) or
     (b).

          (d) Issuance of Additional Capital Shares. If the Issuer at any time while this Note remains outstanding and unexpired shall issue any additional Capital Shares (the "Additional Capital Shares"), otherwise than as provided in the foregoing subsections (a) through (c) above, at a price per share less, or for other consideration lower, than the Conversion Price in effect immediately prior to such issuance, or without consideration, then upon such issuance the Conversion Price shall be reduced to that price determined by multiplying the Conversion Price in effect immediately prior to such event by a fraction:

          (i) the numerator of which shall be the number of Outstanding Capital Shares immediately prior to the issuance of the Additional Capital Shares plus the number of Capital Shares which the aggregate consideration for the total number of such Additional Capital Shares so issued would purchase at the then effective Conversion Price, and;

          (ii) the denominator of which shall be the number of Outstanding Capital Shares immediately after the issuance of the Additional Capital Shares plus the number of Additional Capital Shares so issued.

     The provisions of this subsection (d) shall not apply under any of the circumstances for which an adjustment is provided in subsections (a), (b) or (c). No adjustment of a Conversion Price shall be made under this subsection (d) upon the issuance of any Additional Capital Shares which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible or exchangeable securities if any such adjustments shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible or exchangeable securities (or upon the issuance of any warrants, options or any rights therefor) pursuant to subsection (e) or
     (f).

                                        7

          (e) Issuance of Warrants, Options or Other Rights. If the Issuer at any time while this Note remains outstanding and unexpired shall issue any warrants, options (other than options under the Issuer's non-qualified stock option plan) or other rights to subscribe for or purchase any Additional Capital Shares and the price per share for which Additional Capital Shares may at any time thereafter be issuable pursuant to such warrants, options or other rights shall be less than the Conversion Price in effect immediately prior to such issuance, then upon such issuance the Conversion Price shall be adjusted as provided in subsection (d) hereof on the basis that:

          (i) the maximum number of Additional Capital Shares issuable pursuant to all such warrants, options or other rights shall be deemed to have been issued as of the date of actual issuance of such warrants, options or other rights, and

          (ii) the aggregate consideration for such maximum number of Additional Capital Shares issuable pursuant to such warrants, options or other rights, shall be deemed to be the consideration received by the Issuer for the issuance of such warrants, options, or other rights plus the minimum consideration to be received by the Issuer for the issuance of Additional Capital Shares pursuant to such warrants, options, or other rights.

          (f) Issuance of Convertible or Exchangeable Securities. If the Issuer at any time while this Note remains outstanding and unexpired shall issue any securities convertible into or exchangeable for Capital Shares and the consideration per share for which Additional Capital Shares may at any time thereafter be issuable pursuant to the terms of such convertible or exchangeable securities shall be less than the Conversion Price in effect immediately prior to such issuance, then upon such issuance the Conversion Price shall be adjusted as provided in subsection (d) hereof on the basis that:

          (i) the maximum number of Additional Capital Shares necessary to effect the conversion or exchange of all such convertible or exchangeable securities shall be deemed to have been issued as of the date of issuance of such convertible or exchangeable securities, and

          (ii) the aggregate consideration for such maximum number of Additional Capital Shares shall be deemed to be the consideration received by the Issuer for the issuance of such convertible or exchangeable securities plus the minimum consideration received by the Issuer for the issuance of such Additional Capital Shares pursuant to the terms of such convertible or exchangeable securities.

     No adjustment of the Conversion  Price shall be made under this  subsection
     (f) upon the issuance of any convertible or exchangeable securities which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants, options or other rights pursuant to subsection (e) hereof.


          (g) Adjustment of Number of Shares. Upon each adjustment of the Conversion Price pursuant to any provisions of this Section 3.4, the number of Note Shares issuable hereunder at the option of the Holder shall be calculated, to the next higher whole share, to be the quotient obtained by dividing (i) the then outstanding principal amount of this Note by (ii) the Conversion Price immediately after such adjustment.

                                        8

          (h) Liquidating  Dividends,  Etc. If the Issuer at any time while this
Note is outstanding and unexpired makes a distribution of its assets or evidences of indebtedness to the holders of its Capital Shares as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Issuer's assets (other than under the circumstances provided for in the foregoing subsections (a) through (g)), provided, in each case, that such distribution described in this subsection (h) does not constitute an Event of Default hereunder, the Holder shall be entitled to receive upon the conversion of this Note, in addition to the Note Shares receivable upon such exercise, and without payment of any consideration other than the Conversion Price, an amount in cash equal to the value of such distribution per Capital Share multiplied by the number of Note Shares which, on the record date for such distribution, are issuable upon Conversion of this Note (with no further adjustment being made following any event which causes a subsequent adjustment in the number of Note Shares issuable upon the exercise hereof), and an appropriate provision therefor shall be made a part of any such distribution. The value of a distribution which is paid in other than cash shall be determined in good faith by the Board of Directors.

          (i) Other Provisions Applicable to Adjustments Under this Section. The following provisions will be applicable to the making of adjustments in a Conversion Price hereinabove provided in this Section 3.4:

          (i) Computation of Consideration. To the extent that any Additional Capital Shares or any convertible or exchangeable securities or any warrants, options or other rights to subscribe for or purchase any Additional Capital Shares or any convertible or exchangeable securities shall be issued for a cash consideration, the consideration received by the Issuer therefor shall be deemed to be the amount of the cash received by the Issuer therefor, or, if such Additional Capital Shares or convertible or exchangeable securities are offered by the Issuer for subscription, the subscription price, or, if such Additional Capital Shares or convertible or exchangeable securities are sold to underwriters or dealers for public offering without a subscription offering, or through underwriters or dealers for public offering without a subscription offering, the initial public offering price, in any such case excluding any amounts paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with the issue thereof. To the extent that such issuance shall be for a consideration other than cash, then, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Issuer's Board of Directors. The consideration for any Additional Capital Shares issuable pursuant to any warrants, options or other rights to subscribe for or purchase the same shall be the consideration received by the Issuer for issuing such warrants, options or other rights, plus the additional consideration payable to the Issuer upon the exercise of such warrants, options or other rights. The consideration for any Additional Capital Shares issuable pursuant to the terms of any convertible or exchangeable securities shall be the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such convertible or exchangeable securities, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such convertible or exchangeable securities. In case of the issuance at any time of any Additional Capital Shares or convertible or exchangeable securities in payment or satisfaction of any dividend upon any class of stock preferred as to dividends in a fixed amount, the Issuer shall be deemed to have received for such Additional Capital Shares or convertible or exchangeable securities a consideration equal to the amount of such dividend so paid or satisfied.

                                        9

           (ii) Readjustment of Conversion Price. Upon the expiration of the right to convert or exchange any convertible or exchangeable securities, or upon the expiration of any rights, options or warrants, the issuance of which convertible or exchangeable securities, rights, options or warrants effected an adjustment in a Conversion Price, if any such convertible or exchangeable securities shall not have been converted or exchanged, or if any such rights, options or warrants shall not have been exercised, the number of Capital Shares deemed to be issued and Outstanding by reason of the fact that they were issuable upon conversion or exchange of any such convertible or exchangeable securities or upon exercise of any such rights, options, or warrants shall no longer be computed as set forth above, and such Conversion Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section 3.4 after the issuance of such convertible or exchangeable securities, rights, options or warrants) had the adjustment of the Conversion Price made upon the issuance or sale of such convertible or exchangeable securities or issuance of rights, options or warrants been made on the basis of the issuance only of the number of Additional Capital Shares actually issued upon conversion or exchange of such convertible or exchangeable securities, or upon the exercise of such rights, options or warrants, and thereupon only the number of Additional Capital Shares actually so issued, if any, shall be deemed to have been issued and only the consideration actually received by the Issuer (computed as set forth in sub-subsection (i) hereof) shall be deemed to have been received by the Issuer. If the purchase price provided for in any rights, options or warrants, or the additional consideration (if any) payable upon the conversion or exchange of any convertible or exchangeable securities, or the rate at which any convertible or exchangeable securities are convertible into or exchangeable for Capital Shares changes at any time (other than under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of the change shall be adjusted to the Conversion Price that would have been in effect at such time had such rights, options, warrants or convertible or exchangeable securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

          (iii) Other Action Affecting Capital Shares. In case after the date hereof the Issuer shall take any action affecting the number of Outstanding Capital Shares, other than an action described in any of the foregoing subsections (a) through (h) hereof, inclusive, which in the opinion of the Issuer's Board of Directors would have a materially adverse effect upon the rights of the Holder at the time of a conversion of this Note, the Conversion Price shall be adjusted in such manner and at such time as the Board or Directors on the advice of the Issuer's independent public accountants may in good faith determine to be equitable in the circumstances.

     SECTION 3.6. Notice of Adjustments. Whenever the Conversion Price under the terms of this Note shall be adjusted pursuant to Section 3.4 hereof, the Issuer shall promptly make a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Issuer's Board of Directors made any determination hereunder), and the Conversion Price and number of Note Shares purchasable at that Conversion Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the Holder.

                                    ARTICLE 4

                        STATUS; RESTRICTIONS ON TRANSFER
                                       10

     SECTION 4.1. Status of Note. Subject to Section 4.2 below, this Note is a direct, general and unconditional obligation of the Issuer ranking, and constitutes a valid and legally binding obligation of the Issuer, enforceable in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and to general principals of equity. To secure the obligations of the Issuer under this Note, the Issuer grants the Holder a security interest in the Collateral which Collateral shall, at all times, be worth a dollar amount of at least one hundred fifty percent (150%) of the combined outstanding value of this Note and Convertible Note No. 2 (as defined in the Purchase Agreement). To perfect those security interests, simultaneously with the execution of this Note, the Issuer is executing and delivering to the Holder UCC-1 Financing Statements with respect to the Collateral which secures this Note. The Issuer agrees that he will not, without the prior written consent of the Holder, take any action, nor fail to take any action which would in any manner adversely affect the rights of the Holder pursuant to the Note or the value of the Collateral or subject the Holder to any liability. If the Issuer fails to pay the entire principal amount evidenced by this Note and all accrued interest when it becomes due, the Holder will have all the rights with regard to the Collateral granted by the laws in effect in the State of New York to a creditor upon default by its debtor. Without limiting what is said in the preceding sentence, if the Issuer fails to pay the entire principal amount evidenced by this Note and all accrued interest when it becomes due, the Holder may, by a notice to the Issuer accompanied by an agreement by the Holder to return any principal paid with regard to this Note if it determined that principal is not subject to offset as provided below, obtain the Collateral in satisfaction of the obligations created by this Note. The Issuer waives, to the full extent permitted by law, any right to object to the retention of the Collateral by the Holder and to require the Holder to dispose of the Collateral.

     SECTION 4.2. Restrictions on Transfer. This Note, and any Note Shares issued according to the terms hereof, have not been and will not be registered under the United States Securities Act. This Note and any Note Shares may not be offered or sold, directly or indirectly, except pursuant to registration under the Act, an available exemption therefrom, or pursuant to Regulation S.

                                    ARTICLE 5

                                    COVENANTS

     The Issuer covenants and agrees that so long as this Note shall be outstanding:

     SECTION 5.1. Payment of Note. The Issuer will punctually, according to the terms hereof, (a) pay or cause to be paid the principal of this Note and (b) issue Note Shares upon conversion.

     SECTION 5.2. Notice of Default. If any one or more events occur which constitute or which, with the giving of notice or the lapse of time or both, would constitute an Event of Default or if the Holder shall demand payment or take any other action permitted upon the occurrence of any such Event of Default, the Issuer will forthwith give notice to the Holder, specifying the nature and status of the Event of Default or other event or of such demand or action, as the case may be.

     SECTION 5.3. Sufficient Number of Authorized Common Shares. So long as the this Note shall be outstanding, the Issuer shall at all times have authorized and reserved for issuance, free from preemptive rights, a sufficient number of Common Shares to yield a number of Note Shares sufficient to satisfy the conversion rights of the Holder pursuant to the terms and conditions hereof.

     SECTION 5.4. Insurance. The Issuer will carry and maintain in full force and effect at all times with insurers the Issuer reasonably believes to be financially sound and reputable such insurance in such amounts as is customary in the respective industries of the Issuer and such subsidiaries.

     SECTION 5.5. Payment of Obligations. The Issuer will pay and discharge at or before maturity, all its respective material obligations and liabilities, including, without limitation, tax liabilities, except where the same may be contested in good faith by appropriate proceedings, and will maintain in accordance with generally accepted accounting principles, appropriate reserves for the accrual of any of the same;

     SECTION 5.6. Compliance with Laws. The Issuer will comply in all material respects with all applicable laws, ordinances, rules, regulations, and requirements of governmental authorities except where the necessity of compliance therewith is contested in good faith by appropriate proceedings.

     SECTION 5.7. Inspection of Property, Books and Records. The Issuer will keep proper books of record and account in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities and will permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records and to discuss its respective affairs, finances and accounts with its respective officers, employees and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

                                    ARTICLE 6

                                    REMEDIES

     SECTION 6.1. Events of Default. "Event of Default" wherever used herein means any one of the following events:

          (a) default in the issuance of Note Shares due upon conversion;

          (b) default in the due and punctual payment of the principal of on, or any other amount owing in respect of, this Note when and as the same shall become due and payable, and continuance of such default for a period of thirty
(30) calendar days; or

          (c)  substantial  failure in the  performance or observance of Section
5.5 of this Note and the continuance of such default for a period of thirty (30) calendar days; or

          (d) default in the performance or observance of any covenant or agreement of the Issuer in this Note (other than a covenant or agreement a default in the performance of which is specifically provided for elsewhere in this Section), and the continuance of such default for a period of thirty (30) calendar days after there has been given to the Issuer by a Holder a written notice specifying such default and requiring it to be remedied; or

          (e) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 30 calendar days, except in case that such event does not result in a Material Adverse Effect; or

          (f) the institution by the Issuer or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Issuer in furtherance of any such action, except in case that such event does not result in a Material Adverse Effect; or

          (g) the Issuer shall fail to issue and deliver the Note Shares within three (3) Business Days of its receipt of the original Note and the original Conversion Notice in accordance with Section 3.2; or

          (h) any principal of other indebtedness of the Issuer or any Subsidiary, exceeding $500,000 is not repaid on its original maturity date or becomes due and payable by reason of default before its original maturity date; or

          (i) (i) the Issuer or any Subsidiary is unable to pay its debts as they fall due, stops, suspends, or threatens in writing to stop or suspend payment of all or any material part of its debts (other than debts contested in good faith by appropriate proceedings), begins negotiations or takes any proceeding or other step with a view to readjustment, rescheduling or deferral of all of its indebtedness (or any material part thereof) that it will or might otherwise be unable to pay when due or seeks the appointment of a statutory manager or proposes in writing or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or any group or class thereof or files a petition for suspension of payments or other relief of debtors of for bankruptcy or is declared bankrupt or a moratorium or statutory management is agreed or declared in respect of or affecting all or any material part of the indebtedness of the Issuer or any of its wholly owned subsidiaries, or (ii) the Issuer ceases or threatens in writing to cease to carry on all or any material part of the business carried on by the Issuer and its Subsidiaries taken as a whole and as a result of such cessation or threat of cessation, the Issuer will not be able to perform or comply with its payment obligations under this Note, except in case that any such event does not result in a Material Adverse Effect; or

          (j) on or after the date hereof, a final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Issuer and remains undischarged for a period (during which execution shall be effectively stayed) of 30 days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds $500,000; or

          (k) it becomes unlawful for the Issuer to perform or comply with its obligations under this Note or the Registration Rights Agreement.

     SECTION 6.2. Acceleration of Maturity: Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case any Holder may declare the principal of this Note to be due and payable immediately, by a notice in writing to the Issuer, and upon any such declaration the principal of this Note shall become immediately due and payable.

                                       13

     SECTION 6.3. Remedies Not Waived. No course of dealing between the Issuer and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

                                    ARTICLE 7

                                  MISCELLANEOUS

     SECTION 7.1. Register. (a) The Issuer shall keep at its principal office a register in which the Issuer shall provide for the registration of this Note. Upon any transfer of this Note in accordance with Article 2 and 4 hereof, the Issuer shall register such transfer on the Note register.

          (b) The Issuer may deem the person in whose name this Note shall be registered upon the registry books of the Issuer to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of principal of this Note, for the conversion of this Note and for all other purposes, and the Issuer shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effective to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

     SECTION 7.2. Withholding. To the extent required by applicable law, the Issuer may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Issuer from any payments made pursuant to this Note.

     SECTION 7.3. Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES). WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THIS NOTE, THE ISSUER IRREVOCABLY SUBMITS TO THE EXCLUSIVE
JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK AND HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. SUBJECT TO APPLICABLE LAW, THE ISSUER AGREES THAT FINAL JUDGMENT AGAINST IT IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION WITHIN OR OUTSIDE THE UNITED STATES BY SUIT ON THE JUDGMENT, A CERTIFIED COPY OF WHICH JUDGMENT SHALL BE CONCLUSIVE EVIDENCE THEREOF AND THE AMOUNT OF ITS INDEBTEDNESS, OR BY SUCH OTHER MEANS PROVIDED BY LAW.

     SECTION 7.4. Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.


                                       14

     IN WITNESS WHEREOF, the Issuer has caused this Note to be signed by its duly authorized officer under its corporate seal, attested by its duly authorized officer, on the date of this Note.

                                         Sytron, Inc.


                                         By:_________________________________

                                              Name:

                                              Title:

Attest

By:____________________________

     Name:

     Title: Secretary

     [Corporate Seal]


                                       15

                               ANNEX I TO THE NOTE

                            FORM OF CONVERSION NOTICE






TO _____________________:

     The undersigned owner of the Convertible Note, dated January 15, 1999, issued by Sytron, Inc. (the "Note") hereby irrevocably exercises the option to convert $______________ of the principal amount of the Note into Common Shares, par value $.01, of Sytron,, Inc. (the "Note Shares"), in accordance with the terms of the Note. The undersigned directs that the Note Shares issuable and certificates therefor (to the extent that certificates evidencing Common Shares are then being issued by Sytron, Inc. deliverable upon the conversion, together with any check in payment for fractional Note Shares, be issued in the name of and delivered, if appropriate, to the undersigned unless a different name has been indicated below.

Dated:
      ---------------------
                                                 Signature:_____________________




Fill in for registration of Note Shares:


Please print name and address:

(including zip code number)

                                    EXHIBIT B

                            CONVERTIBLE NOTE NO. 2


     THE NOTE REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE; AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH, OR PURSUANT TO AN EXEMPTION FROM, THE REQUIREMENTS OF SUCH ACT OR SUCH LAWS.


                              --------------------


                                CONVERTIBLE NOTE
                                   Due [DATE]

[DATE]                                                                  $400,000

No. 2

     Sytron, Inc., a Pennsylvania corporation (hereinafter called the "Issuer"), for value received, hereby promises to pay to the Holder (as defined below) on ________ __, 200_ the principal amount of $400,000 payable in such coin or currency of the United States of America as at the time of payment shall be legal tender for public and private debts or, subject to the conditions contained herein, in Common Shares (as defined below) at the principal office of the Issuer. This Note shall be secured by the Collateral as provided in the Security Agreement.


                                    ARTICLE I
                                   DEFINITIONS

SECTION 1.1. Definitions. The terms defined in this Article whenever used in this Note shall have the respective meanings hereinafter specified.

     (a) "Additional Capital Shares" shall have the meaning set forth in Section
3. 5(d).

     (b) "Bid Price" shall have the meaning specified in the Purchase Agreement.

     (c) "Business Day" shall mean a day other than Saturday, Sunday or any day on which banks located in the state of New York are authorized or obligated to close.

     (d) "Capital Shares" shall mean the Common Shares and any other shares of any other class of common stock, whether now or hereafter authorized, which have the right to participate in the distribution of earnings and assets of the Issuer.

     (e) "Closing Date" shall mean January 15, 1999.

     (f)  "Collateral"   shall  have  the  meaning  specified  in  the  Security
Agreement.

     (g) "Common Shares" shall mean shares of the common stock, par value $.01, of the Issuer.

     (h) "Conversion Date" shall mean any day on which all or some part of the principal amount of this Note is converted into Note Shares in accordance with the terms of this Note, provided that a Conversion Date must be a Business Day.

     (i) "Conversion Notice" shall have the meaning set forth in Section 3.2.

     (j) "Conversion Price" shall have the meaning set forth in Section 3. 1.

     (k) "Conversion Ratio" shall have the meaning set forth in Section 3.1.

     (l) "Discount" shall mean fifteen percent (15%).

     (m) "Event of Default" shall have the meaning set forth in Section 6.1.

     (n) "Holder" shall mean Crescent International Limited.

     (o)  "Issuer"  shall  mean  Sytron   Technologies,   Inc.,  a  Pennsylvania
corporation, and any successor corporation by merger, consolidation, sale or exchange of all or substantially all of the Issuer's assets, or otherwise.

     (p) "Market Disruption Event" shall mean any event that results in a material suspension or limitation of trading of Common Shares on the Principal Market (as defined in the Purchase Agreement).

     (q) "Market Price" shall mean the lowest three consecutive Trading Day average of Bid Prices during the Valuation Period.

     (r) "Material Adverse Effect" shall mean a material adverse effect on the business, assets, operations (financial or otherwise) of the Issuer and the Subsidiaries taken as a whole.

     (s) "Note" shall mean this Convertible Note or such other Convertible Note or Notes exchanged therefor as provided in Section 2.1.

     (t) "Notes" shall mean the Convertible Note issued pursuant to the Purchase Agreement and such other Convertible Note or Notes exchanged therefor as provided in Section 2.1.

     (u) "Note Shares" when used with reference to the securities issuable upon conversion of this Note, shall mean all Common Shares now or hereafter Outstanding and securities of any other class into which the Note Shares shall hereafter have been changed, whether now or hereafter created.

     (v) "Outstanding" when used with reference to Common Shares or Capital Shares (collectively, "Shares"), shall mean, at any date as of which the number of such Shares is to be determined, all issued and outstanding Shares, and shall include all such Shares issuable in respect of outstanding scrip or any certificates representing fractional interests in such Shares; provided, however, that "Outstanding" shall not mean any such Shares then directly or indirectly owned or held by or for the account of the Issuer or any Subsidiary.

                                        2

     (w) "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     (x) "Purchase Agreement" means the Note Purchase Agreement, dated as of the date hereof, by and between the Issuer and the Holder.

     (y) "Redemption Price" shall have the meaning set forth in Section 2.4.

     (z) "Registration Rights Agreement" shall mean that certain Amended and Restated Registration Rights Agreement, dated as of the date hereof, by and between the Issuer and the Holder. This is the Note referred to as Convertible Note No. 2 in the Registration Rights Agreement.

     (aa) "SEC" shall mean the United States Securities and Exchange Commission.

     (bb) "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

     (cc) "Security Agreement" shall mean that certain Security Agreement, dated as of the date hereof, by and between the Issuer and the Holder.

     (dd) "Subsidiary" shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Issuer.

     (ee) "Trading Day" shall mean any day on which trades of securities listed thereon are reported by the NASDAQ (or, if the Common Shares are not listed for trading on the NASDAQ, the principal trading market for the Common Shares) and on which no Market Disruption Event has occurred.

     (ff) "Valuation Period" shall mean the thirty (30) Trading Day period ending on the earlier of (i) the date on which this Note first becomes due and payable or (ii) the Conversion Date.



                                   ARTICLE II
                       EXCHANGES AND TRANSFER; REDEMPTION

SECTION 2.1. Exchange and Registration of Transfer of Notes. The Holder may, at its option, surrender this Note at the office of the Issuer and receive in exchange therefor a Note or Notes, each in the denomination of $50,000 or an integral multiple of $50,000 in excess thereof, dated as of the date of this Note, and, subject to Section 4.1, payable to such Person, or order, as may be designated by such Holder. The aggregate principal amount of such Note or Notes exchanged in accordance with this Section 2.1 shall equal the aggregate unpaid principal amount of this Note as of the date of such surrender; provided, however, that upon such exchange there shall be filed with the Issuer the name and address for all purposes hereof of the Holder or Holders of the Note or

                                        3

Notes delivered in such exchange. This Note, when presented for registration of transfer or for exchange, conversion or payment, shall (if so required by the Issuer) be duly endorsed by, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Issuer duly executed by, the Holder or its attorney duly authorized in writing.

SECTION 2.2. Loss. Theft. Destruction of Note. Upon receipt of evidence satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Issuer, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid principal amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without their surrender.

     SECTION 2.3 Who Deemed Absolute Owner. The Issuer may deem the person in whose name this Note shall be registered upon the registry books of the Issuer to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the principal of this Note, for the conversion of this Note and for all other purposes, and the Issuer shall not be affected by any notice to the contrary. All such payments and such conversion shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion so made.

     SECTION 2.4 Optional Redemption by the Issuer. The Issuer at its election, upon notice given as provided in Section 2.5, may redeem this Note in whole or in part at any time and from time to time, but only with respect to that portion of this Note for which the Company has not been provided with a Conversion Notice. The price to redeem the Note (the "Redemption Price") shall be equal to 120% of (x)(i) the portion of the Note being redeemed divided (ii) by the Conversion Price on the date of such redemption multiplied by (y) the Bid Price on the date of such redemption. In addition to the foregoing, the Issuer, at its election, upon notice as provided for in Section 2.5, may, if the Bid Price is equal to or less than $0.375 for a period of five (5) consecutive Trading Days, redeem the Note for 120% of its then outstanding principal amount.

     SECTION 2.5 Notice of Redemptions: Right to Convert in Lieu of Accepting Redemptions. In the case of redemption of this Note, notice thereof shall be given in writing to the Holder not fewer than 5 nor more than 15 days prior to the date fixed for such redemption, which notice shall specify the date fixed for such redemption and make reference to this Section 2.5 pursuant to which such redemption is to be made. Such notice of redemption and all other notices to be given to the Holder shall be given by facsimile and confirmed by registered mail at its designated address.

     Upon notice of any redemption being given as provided in this Section 2.5, the Holder shall have the right to exercise, either in whole or in part, the conversion privilege pursuant to Article 3 hereof until 5:00 P.M., New York City time, on the date fixed for redemption.

                                        4

     SECTION 2.6 Surrender of Notes: Notation Thereon. Upon any redemption of a portion of the principal amount of this Note pursuant to this Article 2, the Holder at its option may require the Issuer to make and deliver, at the expense of the Issuer (other than for transfer taxes, if any), upon surrender of this Note, a new Note payable to such person or persons, or order, as may be designated by the Holder for the principal amount of this Note then remaining unredeemed, dated as of the date of this Note or may present this Note to the Issuer for notation hereon of the payment of the portion of the principal amount so redeemed. The Issuer may, as a condition of payment of all or any of the principal of or interest on this Note, require the Holder to present this Note for notation of such payment and, if this Note be paid in full, require the surrender hereof.

     SECTION 2.7 Redemption with Common Shares. Subject to the conditions contained herein, this Note may be redeemed in Common Shares; provided, however that this Note shall be redeemed in cash so long as the Market Price of the Common Shares in less than two dollars ($2.00). If the Issuer elects to redeem this Note in Common Shares pursuant to this Section 2.7, the Issuer shall issue to the Holder 120% of the number of Common shares determined by (x) the dollar amount of the outstanding principal of this Note divided by (y) the Market Price of the Common Shares.


                                    ARTICLE 3
                               CONVERSION OF NOTE

     SECTION 3.1 Conversion: Conversion Price. At the option of the Holder, at any time following the date of issuance of this Note until this Note is paid in full, this Note may be converted, either in whole or in part up to the principal amount hereof (or in case some portion of this Note shall have been called for redemption prior to such date, then at the portion that is not so called), at the conversion price the ("Conversion Price") equal to the lower of (i) two dollars ($2.00) and (ii) the Market Price (on the date on which the Holder gives notice to the Issuer of its intention to convert this Note) less the product of the Discount and the Market Price; provided, however that the Conversion Price shall in no event be less than $1.00 for a period of six months following the Closing Date. Notwithstanding anything to the contrary contained herein, in no event shall the Holder be entitled to convert this Note into any Note Shares when the result of such conversion would entitle the Holder to receive that number of shares of the Issuer's Common Stock of which the sum of (xx) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this Note) and (yy) the number of shares of Common Stock issuable upon conversion of this Note, would result in beneficial ownership by the Holder and its affiliates of more than 4.9% of the outstanding shares of Common Stock. For the purposes of this provision, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13 D and G thereunder, except as otherwise provided in clause (xx) of this provision.

     SECTION 3.2 In order to convert this Note into Note Shares, the Holder shall (i) send via facsimile, on or prior to 11:59 p.m., New York City time (the "Conversion Notice Deadline") on the Conversion Date, a copy of the fully

                                        5
executed conversion notice in the form attached hereto in Annex I (the "Conversion Notice") to the Issuer at the office of the Issuer stating that the Holder elects to convert, which conversion Notice shall specify the Conversion Date, the portion of this Note to be converted, the applicable Conversion Price, the name or names (with address) of the persons who are to become holders of the Note Shares in connection with such conversion, and a calculation of the Member of Note Shares issuable upon such conversion and (ii) surrender to a common courier for delivery to the office of the Issuer, this Note accompanied by a proper assignment hereof to the Issuer or in blank; provided, however, that the Issuer shall not be obligated to issues certificates evidencing the Note Shares issuable upon such conversion unless either this Note is delivered to the Issuer as provided above, or the Holder notifies the Issuer that this Note has been lost, stolen or destroyed subject to the requirements of Section 2.2). Upon receipt by the Issuer of a facsimile copy of a Conversion Notice, the Issuer shall immediately send, via facsimile, a confirmation of receipt of the Conversion Notice to the Holder which shall specify that the Conversion Notice has been received and the name and telephone number of a contact person at the Issuer whom the Holder should contact regarding information related to the conversion of this Note. In the event of a dispute as to the calculation of the Conversion Ratio, the Issuer shall promptly issue to the Holder the number of Note Shares that is not disputed and shall submit he disputed calculations to its outside accountant (the "Accountant") via facsimile within three (3) days of receipt of the Conversion Notice. The Issuer shall cause the Accountant to perform the calculations and notify the Issuer and Holder of the results no later than two (2) Business Days from the time it receives that disputed calculations. The Accountant's calculations shall be deemed conclusive absent manifest error.

     SECTION 3.3 Delivery of Note Shares Upon Conversion. The Issuer shall, no later than the close of business on the third Business Day after receipt by the Issuer of a facsimile coy of a Conversion Notice and receipt by the Issuer of all necessary documentation duly executed and in proper form required for conversion, including this Note (or after the provisions required by Section 2.2 in the case of a lost, stolen or destroyed Note), issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder a the address or addresses and in the name or names provided in the Conversion Notice. The person or persons entitled to receive the Note Shares issuable upon conversion of this Note shall be treated for all purposes as the record holder or holders of such Note Shares on the Conversion Date.

     SECTION 3.4 Fractional Shares. No fractional Note Shares or scrip representing fractional Note Shares shall be issued upon conversion of this Note. If any conversion of this Note would create a fractional Note Share or a right to acquire a fractional Note Share, such fractional Note Share shall be disregarded and the number of Note Shares issuable upon conversion, in the aggregate, shall be the next higher number of shares.

     SECTION 3.5 Adjustment of Conversion Price. The Conversion Price and, accordingly, the number of Note Shares issuable upon the conversion of this Note shall be subject to adjustment from time to time upon the happening of certain events as follows:

          (a) Reclassification, Consolidation, Merger or Mandatory Share Exchange. At any time while this Note remains outstanding and unexpired, in case of any reclassification or change of Outstanding Common Shares issuable upon

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                                                                             170
conversion of this Note (other than a change in par value, or from par value to no par value per share, or from no par value per share to par value or as a result of a subdivision or combination of outstanding securities issuable upon conversion of this Note) or in case of any consolidation, merger or mandatory share exchange of the Issuer with or into another corporation (other than a merger or mandatory share exchange with another corporation in which the Issuer is a continuing corporation and which does not result in any reclassification or change, other than a change in par value, or from par value to no par value per share, or from no par value per share to par value, or as a result of a subdivision or combination of Outstanding Common Shares upon conversion of this
Note), or in the case of any sale or transfer to another corporation of the property of the Issuer as an entirety or substantially as an entirety, the Issuer, or such successor or purchasing corporation, as the case may be, shall, without payment of any additional consideration therefore, execute a new Note providing that the Holder shall have the right to convert such new Note (upon terms not less favorable to the Holder than those then applicable to this Note) and to receive upon such exercise, in lieu of each Common Share theretofore issuable upon conversion of this Note, the kind and amount of shares of stock, other securities, money or property receivable upon such reclassification, change, consolidation, merger, mandatory share exchange, sale or transfer by the holder of one Common Share issuable upon conversion of this Note had this Note
been   converted   immediately   prior   to   such   reclassification,   change,
consolidation, merger, mandatory share exchange or sale or transfer. Such new Note shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 3.4. The provisions of this subsection (a) shall similarly apply to successive reclassifications, changes, consolidations, mergers, mandatory share exchanges and sales and transfers.

          (b) Subdivision or Combination of Shares. If the Issuer at any time while this Note remains outstanding and unexpired, shall subdivide or combine its Common Shares, the Conversion Price shall be proportionately reduced, in case of subdivision of such shares, as of the effective date of such subdivision, or, if the Issuer shall take a record of holders of its Common Shares for the purpose of so subdividing, as of such record date, whichever is earlier, or shall be proportionately increased, in the case of combination of such shares, as of the effective date of such combination, or, if the Issuer shall take a record of holders of its Common Shares for the purpose of so combining, as of such record date, whichever is earlier.

          (c) Stock Dividends. If the Issuer at any time while this Note is outstanding and unexpired shall pay a dividend in its Capital Shares, or make any other distribution of its Capital Shares, then the Conversion Price shall be adjusted, as of the date the Issuer shall take a record of the holders of its Capital Shares for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Conversion Price in effect immediately prior to such payment or other distribution by a fraction:

          (i) the numerator of which shall be the total number of Outstanding Capital Shares immediately prior to such dividend or distribution, and

          (ii) the denominator of which shall be the total number of Outstanding Capital Shares immediately after such dividend or distribution.

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     The  provisions  of this  subsection  (c) shall not apply  under any of the circumstances  for which an  adjustment is provided in  subsections  (a) or
     (b).

          (d) Issuance of Additional Capital Shares. If the Issuer at any time while this Note remains outstanding and unexpired shall issue any additional Capital Shares (the "Additional Capital Shares"), otherwise than as provided in the foregoing subsections (a) through (c) above, at a price per share less, or for other consideration lower, than the Conversion Price in effect immediately prior to such issuance, or without consideration, then upon such issuance the Conversion Price shall be reduced to that price determined by multiplying the Conversion Price in effect immediately prior to such event by a fraction:

          (i) the numerator of which shall be the number of Outstanding Capital Shares immediately prior to the issuance of the Additional Capital Shares plus the number of Capital Shares which the aggregate consideration for the total number of such Additional Capital Shares so issued would purchase at the then effective Conversion Price, and;

          (ii) the denominator of which shall be the number of Outstanding Capital Shares immediately after the issuance of the Additional Capital Shares plus the number of Additional Capital Shares so issued.

     The provisions of this subsection (d) shall not apply under any of the circumstances for which an adjustment is provided in subsections (a), (b) or (c). No adjustment of a Conversion Price shall be made under this subsection (d) upon the issuance of any Additional Capital Shares which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any convertible or exchangeable securities if any such adjustments shall previously have been made upon the issuance of any such warrants, options or other rights or upon the issuance of any convertible or exchangeable securities (or upon the issuance of any warrants, options or any rights therefor) pursuant to subsection (e) or
     (f).

          (e) Issuance of Warrants, Options or Other Rights. If the Issuer at any time while this Note remains outstanding and unexpired shall issue any warrants, options (other than options under the Issuer's non-qualified stock option plan) or other rights to subscribe for or purchase any Additional Capital Shares and the price per share for which Additional Capital Shares may at any time thereafter be issuable pursuant to such warrants, options or other rights shall be less than the Conversion Price in effect immediately prior to such issuance, then upon such issuance the Conversion Price shall be adjusted as provided in subsection (d) hereof on the basis that:

          (i) the maximum number of Additional Capital Shares issuable pursuant to all such warrants, options or other rights shall be deemed to have been issued as of the date of actual issuance of such warrants, options or other rights, and

          (ii) the aggregate consideration for such maximum number of Additional Capital Shares issuable pursuant to such warrants, options or other rights, shall be deemed to be the consideration received by the Issuer for the issuance of such warrants, options, or other rights plus the minimum consideration to be received by the Issuer for the issuance of Additional Capital Shares pursuant to such warrants, options, or other rights.

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          (f) Issuance of Convertible or Exchangeable Securities.  If the Issuer
at any time while this Note remains  outstanding  and unexpired  shall issue any
securities   convertible  into  or  exchangeable  for  Capital  Shares  and  the consideration per share for which Additional Capital Shares may at any time thereafter be issuable pursuant to the terms of such convertible or exchangeable securities shall be less than the Conversion Price in effect immediately prior to such issuance, then upon such issuance the Conversion Price shall be adjusted as provided in subsection (d) hereof on the basis that:

          (i) the maximum number of Additional Capital Shares necessary to effect the conversion or exchange of all such convertible or exchangeable securities shall be deemed to have been issued as of the date of issuance of such convertible or exchangeable securities, and

          (ii) the aggregate consideration for such maximum number of Additional Capital Shares shall be deemed to be the consideration received by the Issuer for the issuance of such convertible or exchangeable securities plus the minimum consideration received by the Issuer for the issuance of such Additional Capital Shares pursuant to the terms of such convertible or exchangeable securities.

     No adjustment of the Conversion  Price shall be made under this  subsection
     (f) upon the issuance of any convertible or exchangeable securities which are issued pursuant to the exercise of any warrants, options or other subscription or purchase rights therefor, if any such adjustment shall previously have been made upon the issuance of such warrants, options or other rights pursuant to subsection (e) hereof.

          (g) Adjustment of Number of Shares. Upon each adjustment of the Conversion Price pursuant to any provisions of this Section 3.4, the number of Note Shares issuable hereunder at the option of the Holder shall be calculated, to the next higher whole share, to be the quotient obtained by dividing (i) the then outstanding principal amount of this Note by (ii) the Conversion Price immediately after such adjustment.

          (h) Liquidating  Dividends,  Etc. If the Issuer at any time while this
Note is outstanding and unexpired makes a distribution of its assets or evidences of indebtedness to the holders of its Capital Shares as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Issuer's assets (other than under the circumstances provided for in the foregoing subsections (a) through (g)), provided, in each case, that such distribution described in this subsection (h) does not constitute an Event of Default hereunder, the Holder shall be entitled to receive upon the conversion of this Note, in addition to the Note Shares receivable upon such exercise, and without payment of any consideration other than the Conversion Price, an amount in cash equal to the value of such distribution per Capital Share multiplied by the number of Note Shares which, on the record date for such distribution, are issuable upon Conversion of this Note (with no further adjustment being made following any event which causes a subsequent adjustment in the number of Note Shares issuable upon the exercise hereof), and an appropriate provision therefor shall be made a part of any such distribution. The value of a distribution which is paid in other than cash shall be determined in good faith by the Board of Directors.

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          (i) Other Provisions Applicable to Adjustments Under this Section. The following provisions will be applicable to the making of adjustments in a Conversion Price hereinabove provided in this Section 3.4:

          (i) Computation of Consideration. To the extent that any Additional Capital Shares or any convertible or exchangeable securities or any warrants, options or other rights to subscribe for or purchase any Additional Capital Shares or any convertible or exchangeable securities shall be issued for a cash consideration, the consideration received by the Issuer therefor shall be deemed to be the amount of the cash received by the Issuer therefor, or, if such Additional Capital Shares or convertible or exchangeable securities are offered by the Issuer for subscription, the subscription price, or, of such Additional Capital Shares or convertible or exchangeable securities are sold to underwriters or dealers for public offering without a subscription offering, or through underwriters or dealers for public offering without a subscription offering, the initial public offering price, in any such case excluding any amounts paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with the issue thereof. To the extent that such issuance shall be for a consideration other than cash, then, the amount of such consideration shall be deemed to be the fair value of such consideration at the time of such issuance as determined in good faith by the Issuer's Board of Directors. The consideration for any Additional Capital Shares issuable pursuant to any warrants, options or other rights to subscribe for or purchase the same shall be the consideration received by the Issuer for issuing such warrants, options or other rights, plus the additional consideration payable to the Issuer upon the exercise of such warrants, options or other rights. The consideration for any Additional Capital Shares issuable pursuant to the terms of any convertible or exchangeable securities shall be the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such convertible or exchangeable securities, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such convertible or exchangeable securities. In case of the issuance at any time of any Additional Capital Shares or convertible or exchangeable securities in payment or satisfaction of any dividend upon any class of stock preferred as to dividends in a fixed amount, the Issuer shall be deemed to have received for such Additional Capital Shares or convertible or exchangeable securities a consideration equal to the amount of such dividend so paid or satisfied.

          (ii) Readjustment of Conversion Price. Upon the expiration of the right to convert or exchange any convertible or exchangeable securities, or upon the expiration of any rights, options or warrants, the issuance of which convertible or exchangeable securities, rights, options or warrants effected an adjustment in a Conversion Price, if any such convertible or exchangeable securities shall not have been converted or exchanged, or if any such rights, options or warrants shall not have been exercised, the number of Capital Shares deemed to be issued and Outstanding by reason of the fact that they were issuable upon conversion or exchange of any such convertible or exchangeable securities or upon exercise of any such rights, options, or warrants shall no longer be computed as set forth above, and such Conversion Price shall forthwith be readjusted and thereafter be the price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section 3.4 after the issuance of such convertible or exchangeable securities, rights, options or warrants) had the adjustment of the Conversion Price made upon

                                       10



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     the issuance or sale of such  convertible  or  exchangeable  securities  or issuance of rights, options or warrants been made on the basis of the issuance only of the number of Additional Capital Shares actually issued upon conversion or exchange of such convertible or exchangeable securities, or upon the exercise of such rights, options or warrants, and thereupon only the number of Additional Capital Shares actually so issued, if any, shall be deemed to have been issued and only the consideration actually received by the Issuer (computed as set forth in sub-subsection (i) hereof) shall be deemed to have been received by the Issuer. If the purchase price provided for in any rights, options or warrants, or the additional consideration  (if any)  payable  upon the  conversion  or  exchange of any
     convertible  or  exchangeable   securities,   or  the  rate  at  which  any
     convertible or exchangeable securities are convertible into or exchangeable for Capital Shares changes at any time (other than under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of the change shall be adjusted to the Conversion Price that would have been in effect at such time had such rights, options, warrants or convertible or exchangeable securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

          (iii) Other Action Affecting Capital Shares. In case after the date hereof the Issuer shall take any action affecting the number of Outstanding Capital Shares, other than an action described in any of the foregoing subsections (a) through (h) hereof, inclusive, which in the opinion of the Issuer's Board of Directors would have a materially adverse effect upon the rights of the Holder at the time of a conversion of this Note, the Conversion Price shall be adjusted in such manner and at such time as the Board or Directors on the advice of the Issuer's independent public accountants may in good faith determine to be equitable in the circumstances.

     SECTION 3.6 Notice of Adjustments. Whenever the Conversion Price under the terms of this Note shall be adjusted pursuant to Section 3.4 hereof, the Issuer shall promptly make a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Issuer's Board of Directors made any determination hereunder), and the Conversion Price and number of Note Shares purchasable at that Conversion Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the Holder.


                                    ARTICLE 4
                        STATUS; RESTRICTIONS ON TRANSFER

     SECTION 4.1 Status of Note. Subject to Section 4.2 below, this Note is a direct, general and unconditional obligation of the Issuer ranking, and constitutes a valid and legally binding obligation of the Issuer, enforceable in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and to general principals of equity. To secure the obligations of the Issuer under this Note, the Issuer grants the Holder a security interest in the Collateral which Collateral shall at all times be worth a dollar amount of at least one hundred fifty percent (150%) of the combined

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                                                                             175
outstanding value of this Note and Convertible Note No. 1 (as defined in the Purchase Agreement). To perfect those security interests, simultaneously with the execution of this Note, the Issuer is executing and delivering to the Holder UCC-1 Financing Statements with respect to the Collateral which secures this Note. The Issuer agrees that he will not, without the prior written consent of the Holder, take any action, nor fail to take any action which would in any manner adversely affect the rights of the Holder pursuant to the Note or the value of the Collateral or subject the Holder to any liability. If the Issuer fails to pay the entire principal amount evidenced by this Note and all accrued interest when it becomes due, the Holder will have all the rights with regard to the Collateral granted by the laws in effect in the State of New York to a creditor upon default by its debtor. Without limiting what is said in the preceding sentence, if the Issuer fails to pay the entire principal amount evidenced by this Note and all accrued interest when it becomes due, the Holder may, by a notice to the Issuer accompanied by an agreement by the Holder to return any principal paid with regard to this Note if it determined that principal is not subject to offset as provided below, obtain the Collateral in satisfaction of the obligations created by this Note. The Issuer waives, to the full extent permitted by law, any right to object to the retention of the Collateral by the Holder and to require the Holder to dispose of the Collateral.

     SECTION 4.2 Restrictions on Transfer. This Note, and any Note Shares issued according to the terms hereof, have not been and will not be registered under the United States Securities Act. This Note and any Note Shares may not be offered or sold, directly or indirectly, except pursuant to registration under the Act, an available exemption therefrom, or pursuant to Regulation S.


                                    ARTICLE 5
                                    COVENANTS

     The Issuer covenants and agrees that so long as this Note shall be outstanding:

     SECTION 5.1 Payment of Note. The Issuer will punctually, according to the terms hereof, (a) pay or cause to be paid the principal of this Note and (b) issue Note Shares upon conversion.

     SECTION 5.2 Notice of Default. If any one or more events occur which constitute or which, with the giving of notice or the lapse of time or both, would constitute an Event of Default or if the Holder shall demand payment or take any other action permitted upon the occurrence of any such Event of Default, the Issuer will forthwith give notice to the Holder, specifying the nature and status of the Event of Default or other event or of such demand or action, as the case may be.

     SECTION 5.3 Sufficient Number of Authorized Common Shares. So long as the this Note shall be outstanding, the Issuer shall at all times have authorized and reserved for issuance, free from preemptive rights, a sufficient number of Common Shares to yield a number of Note Shares sufficient to satisfy the conversion rights of the Holder pursuant to the terms and conditions hereof.

     SECTION 5.4 Insurance. The Issuer will carry and maintain in full force and effect at all times with insurers the Issuer reasonably believes to be financially sound and reputable such insurance in such amounts as is customary in the respective industries of the Issuer and such subsidiaries.

                                       12

     SECTION 5.5 Payment of Obligations. The Issuer will pay and discharge at or before maturity, all its respective material obligations and liabilities, including, without limitation, tax liabilities, except where the same may be contested in good faith by appropriate proceedings, and will maintain in accordance with generally accepted accounting principles, appropriate reserves for the accrual of any of the same;

     SECTION 5.6 Compliance with Laws. The Issuer will comply in all material respects with all applicable laws, ordinances, rules, regulations, and requirements of governmental authorities except where the necessity of compliance therewith is contested in good faith by appropriate proceedings.

     SECTION 5.7 Inspection of Property, Books and Records. The Issuer will keep proper books of record and account in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities and will permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records and to discuss its respective affairs, finances and accounts with its respective officers, employees and independent public accountants, all at such reasonable times and as often as may reasonably be desired.


                                    ARTICLE 6
                                    REMEDIES

     SECTION 6.1 Events of Default. "Event of Default" wherever used herein means any one of the following events:

          (a) default in the issuance of Note Shares due upon conversion;

          (b) default in the due and punctual payment of the principal of on, or any other amount owing in respect of, this Note when and as the same shall become due and payable, and continuance of such default for a period of thirty
(30) calendar days; or

          (c)  substantial  failure in the  performance or observance of Section
5.5 of this Note and the continuance of such default for a period of thirty (30) calendar days; or

          (d) default in the performance or observance of any covenant or agreement of the Issuer in this Note (other than a covenant or agreement a default in the performance of which is specifically provided for elsewhere in this Section), and the continuance of such default for a period of thirty (30) calendar days after there has been given to the Issuer by a Holder a written notice specifying such default and requiring it to be remedied; or

          (e) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Issuer or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver,

                                       13
liquidator, assignee, trustee or sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 30 calendar days, except in case that such event does not result in a Material Adverse Effect; or

          (f) the institution by the Issuer or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Issuer in furtherance of any such action, except in case that such event does not result in a Material Adverse Effect; or

          (g) the Issuer shall fail to issue and deliver the Note Shares within three (3) Business Days of its receipt of the original Note and the original Conversion Notice in accordance with Section 3.2; or

          (h) any principal of other indebtedness of the Issuer or any Subsidiary, exceeding $500,000 is not repaid on its original maturity date or becomes due and payable by reason of default before its original maturity date; or

          (i) (i) the Issuer or any Subsidiary is unable to pay its debts as they fall due, stops, suspends, or threatens in writing to stop or suspend payment of all or any material part of its debts (other than debts contested in good faith by appropriate proceedings), begins negotiations or takes any proceeding or other step with a view to readjustment, rescheduling or deferral of all of its indebtedness (or any material part thereof) that it will or might otherwise be unable to pay when due or seeks the appointment of a statutory manager or proposes in writing or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or any group or class thereof or files a petition for suspension of payments or other relief of debtors of for bankruptcy or is declared bankrupt or a moratorium or statutory management is agreed or declared in respect of or affecting all or any material part of the indebtedness of the Issuer or any of its wholly owned subsidiaries, or (ii) the Issuer ceases or threatens in writing to cease to carry on all or any material part of the business carried on by the Issuer and its Subsidiaries taken as a whole and as a result of such cessation or threat of cessation, the Issuer will not be able to perform or comply with its payment obligations under this Note, except in case that any such event does not result in a Material Adverse Effect; or

          (j) on or after the date hereof, a final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Issuer and remains undischarged for a period (during which execution shall be effectively stayed) of 30 days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds $500,000; or

          (k) it becomes unlawful for the Issuer to perform or comply with its obligations under this Note or the Registration Rights Agreement.

                                       14



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



     SECTION 6.2 Acceleration of Maturity: Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case any Holder may declare the principal of this Note to be due and payable immediately, by a notice in writing to the Issuer, and upon any such declaration the principal of this Note shall become immediately due and payable.

     SECTION 6.3 Remedies Not Waived. No course of dealing between the Issuer and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.


                                    ARTICLE 7
                                  MISCELLANEOUS

     SECTION 7.1 Register. (a) The Issuer shall keep at its principal office a register in which the Issuer shall provide for the registration of this Note. Upon any transfer of this Note in accordance with Article 2 and 4 hereof, the Issuer shall register such transfer on the Note register.

          (b) The Issuer may deem the person in whose name this Note shall be registered upon the registry books of the Issuer to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of principal of this Note, for the conversion of this Note and for all other purposes, and the Issuer shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effective to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

     SECTION 7.2 Withholding. To the extent required by applicable law, the Issuer may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Issuer from any payments made pursuant to this Note.

     SECTION 7.3 Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES). WITH RESPECT TO ANY SUIT, ACTION OR PROCEEDINGS RELATING TO THIS NOTE, THE ISSUER IRREVOCABLY SUBMITS TO THE EXCLUSIVE
JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES DISTRICT COURT LOCATED IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK AND HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. SUBJECT TO APPLICABLE LAW, THE ISSUER AGREES THAT FINAL JUDGMENT AGAINST IT IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION WITHIN OR OUTSIDE THE UNITED STATES BY SUIT ON THE JUDGMENT, A CERTIFIED COPY OF WHICH JUDGMENT SHALL BE CONCLUSIVE EVIDENCE THEREOF AND THE AMOUNT OF ITS INDEBTEDNESS, OR BY SUCH OTHER MEANS PROVIDED BY LAW.

                                       15



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



     SECTION 7.4 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

     IN WITNESS WHEREOF, the Issuer has caused this Note to be signed by its duly authorized officer under its corporate seal, attested by its duly authorized officer, on the date of this Note.


                                            Sytron, Inc.


                                            By:_________________________________
                                                 Name:
                                                 Title:
Attest

By:____________________________
     Name:
     Title: Secretary
     [Corporate Seal]


                                       16

                               ANNEX I TO THE NOTE
                           [FORM OF CONVERSION NOTICE]




TO _____________________:

     The undersigned owner of the Convertible Note, dated ________________, issued by Sytron, Inc. (the "Note") hereby irrevocably exercises the option to convert $______________ of the principal amount of the Note into Common Shares, par value $.01, of Sytron,, Inc. (the "Note Shares"), in accordance with the terms of the Note. The undersigned directs that the Note Shares issuable and certificates therefor (to the extent that certificates evidencing Common Shares are then being issued by Sytron, Inc. deliverable upon the conversion, together with any check in payment for fractional Note Shares, be issued in the name of and delivered, if appropriate, to the undersigned unless a different name has been indicated below.


Dated:
     -----------------------------
                                             Signature:
                                                      --------------------------


Fill in for registration of Note Shares:


Please print name and address:
(including zip code number)



                                       17

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






                                    EXHIBIT C

               AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT



                              AMENDED AND RESTATED

                          REGISTRATION RIGHTS AGREEMENT


     This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of January 15, 1999, is made and entered into by and between SYTRON INC., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the "Company"), and CRESCENT INTERNATIONAL LIMITED, an entity organized and existing under the laws of Bermuda (the "Investor").

     WHEREAS, the Company and the Investor entered into a Private Equity Line Agreement, dated as of May 14, 1998 (the "Equity Line Agreement");

     WHEREAS, pursuant to the terms of the Equity Line Agreement, the Company has issued to the Investor 166,667 shares of Common Stock;

     WHEREAS, pursuant to the terms of the Equity Line Agreement, the Company has issued to the Investor a warrant dated as of May 14, 1998, exercisable from time to time within five (5) years following the date of issuance (the "Warrant") for the purchase of an aggregate of up to 100,000 shares of Common Stock at a price specified in such Warrant;

     WHEREAS, the parties have agreed to terminate the Equity Line Agreement and shall terminate the Equity Line Agreement on the date hereof;

     WHEREAS, the Company and the Investor have entered into that certain Note Purchase Agreement, dated as of the date hereof (the "Note Purchase Agreement"), pursuant to which, upon certain terms and subject to certain conditions, the Company has the right to issue and sell to the Investor and the Investor has the obligation to purchase up to $750,000 worth of convertible notes (the "Convertible Notes");

     WHEREAS, pursuant to the terms of, and in partial consideration for, the Investor's agreement to enter into the Note Purchase Agreement, the Company has agreed to provide the Investor with certain registration rights with respect to the securities issued to the Investor and any additional shares of Common Stock issued or distributed to the Investor by way of a dividend, stock split, or other distribution with respect of the Shares, or acquired by way of any rights offering or similar offering made in respect of the shares (collectively, the "Registrable Securities");

     NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, in the Warrants, in the Convertible Notes and in the Note Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the parties hereto agree as follows (capitalized terms used herein and not defined herein shall have the respective meanings ascribed to them in the Note Purchase Agreement):

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                                    ARTICLE I

                               REGISTRATION RIGHTS

     SECTION 1.1. REGISTRATION STATEMENTS.

          (a) Filing of Registration Statements. Subject to the terms and conditions of this Agreement the Company shall file with the SEC on or before:

               (i) January 31, 1999, a registration statement or statements on such form promulgated by the SEC for which the Company qualifies, that counsel for the Company shall deem appropriate and which form shall be available for the sale of the Put Shares, the maximum number of shares of Common Stock into which Convertible Note No. 1 could be converted, the Commitment Shares, the Warrant Shares and the Indemnity Shares (the "Initial Registration Statement"); and

               (ii) the end of a thirty (30) calendar day period immediately following the date of issuance of Convertible Note No. 2, a registration statement on such form promulgated by the SEC for which the Company qualifies, that counsel for the Company shall deem appropriate and which form shall be available for the sale of the maximum number of shares of Common Stock into which Convertible Note No. 2 could be converted (the "Second Registration Statement" and together with the Initial Registration Statement, the "Registration Statements").

          (b) Effectiveness of the Registration Statements. The Company shall use its best efforts: (i) to have the Initial Registration Statement declared effective by the SEC in no event later than 150 days after such Registration Statement has been filed, (ii) to have the Second Registration Statement declared effective by the SEC in no event later than ninety (90) calendar days after the date of issuance of Convertible Note No. 2 and (iii) to ensure that each Registration Statement remains in effect for a period ending 180 days following termination of the Commitment Period; provided that such period shall be extended one day for each day after the applicable Effective Date, that a Registration Statement covering is not effective during the period such Registration Statement is required to be effective pursuant to this Agreement.

          (c) Failure to Obtain or Maintain Effectiveness of Registration Statements. In the event the Company fails for any reason (including, without limitation, the occurrence or continuation of any Blackout Period (as defined in Section 2.1 (p)) to obtain the effectiveness of a Registration Statement within the time periods set forth in Section 1.1(b) or to maintain the effectiveness of a Registration Statement (or the underlying prospectus) throughout the period set forth in Section 4.2 and the Investor holds any Registrable Securities at any time during any period of such ineffectiveness (an "Ineffective Period"), then in either event the Company shall pay to the Investor in immediately available funds into an account designated by the Investor (i) with respect to the Initial Registration Statement, an amount equal to six thousand dollars ($6,000) for each calendar month (or portion thereof) during an Ineffective Period and (ii) with respect to the Second Registration Statement, an amount equal to four thousand dollars ($4000) for each calendar month (or portion thereof) during an Ineffective Period. Such payments shall be made on the first Trading Day after the earlier to occur of (i) the expiration of the applicable Ineffective Period and (ii) the last day of each calendar month during an Ineffective Period. On the date hereof, the Company shall place $50,000 in escrow, which amount shall be released to the Company on the date the Initial

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Registration  Statement  is declared  effective by the SEC. On the date that the
Company issues and sells, and the Investor purchases Convertible Note No. 2, the Company shall place $30,000 in escrow, which amount shall be released to the Company on the date the Second Registration Statement is declared effective by the SEC. Such amounts shall be applied against the liquidated damages referred to in clauses (i) and (ii) of this Section 1.1(c) until the applicable Registration Statement is declared effective by the SEC.

          (d) Liquidated Damages. The Company and the Investor hereto acknowledge and agree that the sums payable under subsection 1(c) above shall constitute liquidated damages and not penalties. The parties further acknowledge that (i) the amount of loss or damages likely to be incurred is incapable or is difficult to precisely estimate, (ii) the amounts specified in such subsections bear a reasonable proportion and are not plainly or grossly disproportionate to the probable loss likely to be incurred in connection with any failure by the Company to obtain or maintain the effectiveness of a Registration Statement,
(iii) one of the reasons for the Company and the Investor reaching an agreement as to such amounts was the uncertainty and cost of litigation regarding the question of actual damages, and (iv) the Company and the Investor are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm's length.

                                   ARTICLE II

                             REGISTRATION PROCEDURES

     SECTION 2.1. FILINGS; INFORMATION. The Company will effect the registration of such Registrable Securities in accordance with the intended methods of disposition thereof as furnished to the Company by any proposed seller of such Registrable Securities. Without limiting the foregoing, the Company in each such case will do the following as expeditiously as possible, but in no event later than the deadline, if any, prescribed therefor in this Agreement:

          (a) The Company shall (i) prepare and file with the SEC Registration Statements on Form SB-1 or such other form promulgated by the SEC for which the Company then qualifies, that counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the provisions of this Agreement and in accordance with the intended method of distribution of such Registrable Securities); (ii) use its best efforts to cause such filed Registration
Statements to become and remain effective (pursuant to Rule 415 under the Securities Act or otherwise); (iii) prepare and file with the SEC such amendments and supplements to such Registration Statements and the prospectus used in connection therewith as may be necessary to keep such Registration Statements effective for the time periods prescribed by Section 1.1(b); and (iv) comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the Investor set forth in such Registration Statement.

          (b) The Company shall file all necessary amendments to a Registration Statement in order to effectuate the purpose of this Agreement, the Note Purchase Agreement, the Warrant and the Convertible Notes.

          (c) If so requested by the managing underwriters (if any), with respect to, or the holders of, a majority in aggregate amount of the Registrable Securities to be sold in connection with the filing of a Registration Statement

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under the  Securities  Act for the offering on a continuous  or delayed basis in the future of all of the Registrable  Securities (a "Shelf  Registration"),  the
Company  shall  (i)  promptly   incorporate   in  a  prospectus   supplement  or
post-effective amendment such information as the managing underwriters, if any, and such holders agree should be included therein, and (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after the Company has received notification of the matters to be
incorporated  in  such  prospectus   supplement  or  post-effective   amendment;
provided, however, that the Company shall not be required to take any action pursuant to this Section 2.1(c)(ii) that would, in the opinion of counsel for the Company, violate applicable law.

          (d) In connection with the filing of a Shelf Registration, the Company shall enter into such agreements and take all such other reasonable actions in connection therewith (including those reasonably requested by the managing underwriters (if any), with respect to, or the holders of, a majority in aggregate amount of the Registrable Securities being sold) in order to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, the Company shall (i) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company (including with respect to businesses or assets acquired or to be acquired by the Company), and any Registration Statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings, and confirm such representations and warranties if and when requested; (ii) if an underwriting agreement is entered into, it shall contain indemnification provision and procedures no less favorable to the selling holders of such Registrable Securities and the underwriters, if any, than those set forth herein (or such other provisions and procedures acceptable to the holders of a majority in aggregate amount of Registrable Securities covered by such Registration Statement and such managing underwriters, if any); and (iii) deliver such documents and certificates as may be reasonably requested by the holders of a majority in aggregate amount of the Registrable Securities being sold, their counsel and the managing underwriters, if any, to evidence the continued validity of their representations and warranties made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

          (e) Five (5) Trading Days prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto (excluding amendments deemed to result from the filing of documents incorporated by reference therein), the Company shall deliver to the Investor and one firm of counsel representing the Investor, in accordance with the notice provisions of Section 4.8, copies of such Registration Statement as proposed to be filed, together with exhibits thereto, which documents will be subject to review and comment by the Investor and such counsel, and thereafter deliver to the Investor and such counsel, in accordance with the notice provisions of Section 4.8, such number of copies of the Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in the Registration Statement (including each preliminary prospectus) and such other documents or information as the Investor or counsel may reasonably request in order to facilitate the disposition of the Registrable Securities.

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          (f)  The  Company  shall  deliver,   in  accordance  with  the  notice
provisions of Section 4.8, to each seller of Registrable Securities covered by a Registration Statement such number of conformed copies of such Registration Statement and of each amendment and supplement thereto (in each case including all exhibits and documents incorporated by reference), such number of copies of
the  prospectus   contained  in  the  Registration   Statement  (including  each
preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such seller's Registrable Securities, and such other documents, as such seller may reasonably request to facilitate the disposition of its Registrable Securities.

          (g) After the filing of a Registration Statement, the Company shall promptly notify the Investor of any stop order issued or threatened by the SEC in connection therewith and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

          (h) The Company shall use its best efforts to (i) register or qualify the Registrable Securities under such other securities or blue sky laws of such jurisdictions in the United States as the Investor may reasonably (in light of its intended plan of distribution) request, and (ii) cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Investor to consummate the disposition of the Registrable Securities; provided, however, that the Company will not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (h), subject itself to taxation in any such jurisdiction, or consent or subject itself to general service of process in any such jurisdiction.

          (i) The Company shall immediately notify the Investor upon the occurrence of any of the following events in respect of a Registration Statement or related prospectus in respect of an offering of Registrable Securities: (i) receipt of any request by the SEC or any other federal or state governmental authority for additional information, amendments or supplements to a Registration Statement or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) except during a Blackout Period, the happening of any event that makes any statement made in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in a Registration Statement, related prospectus or documents so that, in the case of a Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (v) the declaration by the SEC of the effectiveness of a
Registration Statement and (vi) the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate and, except during a Blackout Period, the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus.

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



          (j) The Company shall enter into customary agreements and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities (whereupon the Investor may, at its option, require that any or all of the representations, warranties and covenants of the Company also be made to and for the benefit of the Investor).

          (k) The Company shall make available to the Investor (and will deliver to Investor's counsel), subject to restrictions imposed by the United States federal government or any agency or instrumentality thereof, copies of all correspondence between the SEC and the Company, concerning a Registration Statement, and except during a Blackout Period, will also make available for inspection by the Investor and any attorney, accountant or other professional retained by the Investor (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers and employees to supply all information reasonably requested by any Inspectors in connection with a Registration Statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in a Registration Statement or (ii) the disclosure or release of such Records is requested or required pursuant to oral questions, interrogatories, requests for information or documents or a subpoena or other order from a court of competent jurisdiction or other process; provided, however, that prior to any disclosure or release pursuant to clause (ii), the Inspectors shall provide the Company with prompt notice of any such request or requirement so that the Company may seek an appropriate protective order or waive such Inspectors' obligation not to disclose such Records; and, provided, further , that if failing the entry of a protective order or the waiver by the Company permitting the disclosure or release of such Records, the Inspectors, upon advice of counsel, are compelled to disclose such Records, the Inspectors may disclose that portion of the Records that counsel has advised the Inspectors that the Inspectors are compelled to disclose. The Investor agrees that information obtained by it solely as a result of such inspections (not including any information obtained from a third party who, insofar as is known to the Investor after reasonable inquiry, is not prohibited from providing such information by a contractual, legal or fiduciary obligation to the Company) shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Company or its affiliates unless and until such information is made generally available to the public. The Investor further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

          (l) To the extent required by law or reasonably necessary to effect a sale of Registrable Securities in accordance with prevailing business practices at the time of any sale of Registrable Securities pursuant to a Registration Statement, the Company shall deliver to the Investor a signed counterpart, addressed to the Investor, of (1) an opinion or opinions of counsel to the Company, and (2) a comfort letter or comfort letters from the Company's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the Investor therefor reasonably requests.

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          (m) The Company shall otherwise  comply with all applicable  rules and
regulations  of  the  SEC,  including,   without  limitation,   compliance  with
applicable reporting requirements under the Exchange Act.

          (n) The Company shall appoint a transfer agent and registrar for all of the class that includes the Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement.

          (o) The Company may require the Investor to promptly furnish in writing to the Company such information as may be legally required in connection with such registration including, without limitation, information regarding the intended method of disposition of Registrable Securities, all such information as may be requested by the SEC or the National Association of Securities Dealers. The Investor agrees to provide such information requested in connection with such registration within ten (10) business days after receiving such written request and the Company shall not be responsible for any delays in obtaining or maintaining the effectiveness of a Registration Statement caused by the Investor's failure to timely provide such information. Each seller of Registrable Securities shall notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such seller to the Company or of the occurrence of any event, in either case as a result of which any prospectus relating to the Registrable Securities contains or would contain an untrue statement of a material fact regarding such seller or its intended method of disposition of such Registrable Securities or omits to state any material fact regarding such seller or such seller's intended method of disposition of such Registrable Securities required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and promptly furnish to the Company any additional information required to correct and update any previously furnished information or required so that such prospectus shall not contain, with respect to such seller or the disposition of such Registrable Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (p) Notwithstanding anything in this Agreement to the contrary, the Company shall be entitled to postpone for a period of time in its reasonable judgment, but not to exceed 120 days (a "Blackout Period"), the filing of a Registration Statement in accordance with this Agreement, and the preparation and/or filing of any prospectus or any amendments or supplements to a Registration Statement or prospectus, if the Company reasonably determines that any such filing or the offering of any Registrable Securities would (i) impede, delay or otherwise interfere with any financing, offer or sale of securities, acquisition, corporate reorganization or other significant transaction involving the Company or any of its affiliates, or (ii) require disclosure of material information that, if disclosed at that time, would be harmful to the interests of the Company and its stockholders; provided, however, that, during the Blackout Period pursuant to (ii) above, the Blackout Period shall earlier terminate upon public disclosure by the Company or public admission by the Company of such material information. Upon notice by the Company to any holder of Registrable Securities of such determination, the holder covenants that it shall (i) keep the fact of any such notice strictly confidential, (ii) promptly halt any offer, sale, trading or transfer by it or any of its affiliates of any

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



of the Registrable Securities for the duration of the Blackout Period set forth in such notice (or until earlier terminated in writing by the Company) and (iii) promptly halt any use, publication, dissemination or distribution of a Registration Statement, each prospectus included therein, and any amendment or supplement thereto by it and any of its affiliates for the duration of the Blackout Period set forth in such notice (or until earlier terminated in writing by the Company). During any Blackout Period, liquidated damages shall accrue pursuant to Section 1(c) hereof, at a rate of six thousand dollars ($6,000) per calendar month.

     SECTION 2.2. REGISTRATION EXPENSES. In connection with each Registration Statement, the Company shall pay all registration expenses incurred in connection with the registration thereunder (the "Registration Expenses"), including, without limitation: (i) all registration, filing, securities exchange listing and fees required by the National Association of Securities Dealers,
(ii) all registration, filing, qualification and other fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all of the Company's word processing, duplicating, printing, messenger and delivery expenses, (iv) the Company's internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (v) the fees and expenses incurred by the Company in connection with the listing of the Registrable Securities, (vi) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses of any special audits or comfort letters or costs associated with the delivery by independent certified public accountants of such special audit(s) or comfort letter(s) requested pursuant to Section 2.1(l) hereof), (vii) the fees and expenses of any special experts retained by the Company in connection with such registration,
(viii) premiums and other costs of policies of insurance purchased at the discretion of the Company against liabilities arising out of any public offering of the Registrable Securities being registered, and (ix) any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting fees, discounts, transfer taxes or commissions, if any, attributable to the sale of Registrable Securities, which shall be payable by each holder of Registrable Securities pro rata on the basis of the number of Registrable Securities of each such holder that are included in a registration under this Agreement.

                                   ARTICLE III

                        INDEMNIFICATION AND CONTRIBUTION

     SECTION 3.1. INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, and each Person or entity, if any, who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, Affiliates, officers, directors, employees and duly authorized agents of such controlling Person or entity (collectively, the "Controlling Persons"), from and against any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements and costs and expenses of investigating and defending any such claim) (collectively, "Damages"), joint or several, and any action or proceeding in respect thereof to which the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, and any Controlling Person, may become subject under the

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Securities Act or otherwise, as incurred, insofar as such Damages (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, or in any preliminary prospectus, final prospectus,
summary  prospectus,   amendment  or  supplement  relating  to  the  Registrable
Securities or arises out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, and each such Controlling Person, for any legal and other expenses reasonably incurred by the Investor, its partners, affiliates, officers, directors, employees and duly authorized agents, or any such Controlling Person, as incurred, in investigating or defending or preparing to defend against any such Damages or actions or proceedings; provided, however, that the Company shall not be liable to the extent that any such Damages arise out of the Investor's failure to send or give a copy of the final prospectus or supplement to the persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such person if such statement or omission was corrected in such final prospectus or supplement; provided, further, that the Company shall not be liable to the extent that any such Damages arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, or any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by the Investor or any other person who participates as a seller or as an underwriter in the offering or sale of such securities, in either case, specifically stating that it is for use in the preparation thereof.

     Each seller of any Registrable Securities shall, and the Company may require (as a condition to entering into any underwriting or similar agreement with respect to the offer or sale of any Registrable Securities) that the Company shall have received an undertaking reasonably satisfactory to it from each agent or underwriter named in any such agreement to, (i) indemnify the Company, its affiliates, officers, directors, employees and duly authorized agents and any Controlling Persons from and against any Damages, joint or several, and any action or proceeding in respect thereof to which the Company, its affiliates, officers, directors, employees and duly authorized agents and any Controlling Person may become subject under the Securities Act or otherwise, as incurred, insofar as such Damages (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in any Registration Statement, or any preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by that seller or any other person who participates with that seller or as an underwriter in the offering or sale of such securities, in either case, specifically stating that it is for use in preparation of a Registration Statement; provided, however, such indemnification shall in no event exceed $150,000.

     SECTION 3.2. CONDUCT OF INDEMNIFICATION PROCEEDINGS. Promptly after receipt by any person or entity in respect of which indemnity may be sought pursuant to
Section 3.1 (an "Indemnified Party") of notice of any claim or the commencement of any action, the Indemnified Party shall, if a claim in respect thereof is to be made against the person or entity against whom such indemnity may be sought (the "Indemnifying Party"), notify the Indemnifying Party in writing of the

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claim or the  commencement  of such action.  In the event an  Indemnified  Party shall fail to give such notice as provided in this Section 3.2 and the Indemnifying Party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, the indemnification provided for in Section 3.1 shall be reduced to the extent of any actual prejudice resulting from such failure to so notify the Indemnifying Party; provided, however, that the failure to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to an Indemnified Party otherwise than under
Section 3.1. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its Controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party, unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of the Company and such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties, or for fees and expenses that are not reasonable. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent, which consent will not be unreasonably withheld.

     SECTION 3.3. OTHER INDEMNIFICATION. Indemnification similar to that specified in the preceding paragraphs of this Article 3 (with appropriate modifications) shall be given by the Company with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act. The provisions of this Article III shall be in addition to any other rights to indemnification, contribution or other remedies which an Indemnified Party may have pursuant to law, equity, contract or otherwise.

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                                                                             191

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     SECTION  3.4.  CONTRIBUTION.   If  the  indemnification  and  reimbursement
obligations provided for in any section of this Article III is unavailable or insufficient to hold harmless the Indemnified Parties in respect of any Damages referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages as between the Company on the one hand and the Investor or seller on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of the Investor or seller in connection with such statements or omissions, as well as other equitable considerations. The relative fault of the Company on the one hand and of the Investor or seller on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The Company and the Investor agree that it would not be just and equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this
Section 3.4, the Investor or seller shall in no event be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of the Investor or seller were sold to the public (less underwriting discounts and commissions) exceeds the amount of any damages which the Investor or seller has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                                   ARTICLE IV

                                  MISCELLANEOUS

     SECTION 4.1. NO  OUTSTANDING  REGISTRATION  RIGHTS.  Except as set forth on
Schedule 4.1, the Company represents and warrants to the Investor that there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Act or any securities or blue sky laws of any jurisdiction.

     SECTION 4.2. TERM. The registration rights provided to the holders of Registrable Securities hereunder shall terminate at such time as all Registrable Securities have been issued and have ceased to be Registrable Securities. Notwithstanding the foregoing, paragraphs (c) and (d) of Section 1.1, Article III, Section 4.8, and Section 4.9 shall survive the termination of this Agreement.

     SECTION 4.3. RULE 144. If the Company is required to file reports under the Exchange Act, the Company will file in a timely manner, information, documents and reports in compliance with the Securities Act and the Exchange Act and will, at its expense, promptly take such further action as holders of Registrable

                                       11

Securities  may  reasonably  request  to  enable  such  holders  of  Registrable
Securities to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act ("Rule 144"), as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. If at any time the Company is not required to file such reports, it will, at its expense, forthwith upon the written request of any holder of Registrable Securities who intends to make a sale under Rule 144, make available adequate current public information with respect to the Company within the meaning of paragraph (c)(2) of Rule 144 or such other information as necessary to permit sales pursuant to Rule 144. Upon the request of the Investor, the Company will deliver to the Investor a written statement, signed by the Company's principal financial officer, as to whether it has complied with such requirements. This
Section 9.3 shall terminate at the same time as the registration rights as provided in Section 9.2.

     SECTION 4.4. CERTIFICATE. The Company will, at its expense, forthwith upon the request of any holder of Registrable Securities, deliver to such holder a certificate, signed by the Company's principal financial officer, stating (a) the Company's name, address and telephone number (including area code), (b) the Company's Internal Revenue Service identification number, (c) the Company's Commission file number, (d) the number of shares of each class of Stock outstanding as shown by the most recent report or statement published by the Company, and (e) whether the Company has filed the reports required to be filed under the Exchange Act for a period of at least ninety (90) days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder.

     SECTION 4.5. AMENDMENT AND MODIFICATION. Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by both parties to this Agreement. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of the holders of a majority of the then outstanding Registrable Securities. Notwithstanding the foregoing, the waiver of any provision hereof with respect to a matter that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of at least a majority of the Registrable Securities being sold by such holders; provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. No course of dealing between or among any Person having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

     SECTION 4.6. SUCCESSORS AND ASSIGNS; ENTIRE AGREEMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The Investor may assign its rights under this Agreement to any subsequent holder the Registrable Securities, provided that the Company shall have the right to require any holder of Registrable Securities to execute a counterpart of this Agreement and agree to be bound by the provisions of this Agreement as a condition to such holder's claim to any rights hereunder. This Agreement, together with the Note Purchase Agreement, the Security Agreement and the Warrant(s) sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

                                       12

     SECTION 4.7. SEPARABILITY. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

     SECTION 4.8. NOTICES. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and shall be (i) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (ii) delivered by reputable air courier service with charges prepaid, or (iii) transmitted by hand delivery, telegram or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

     If to the Company:

                                Sytron, Inc.
                                2770 Industrial Lane
                                Broomfield, CO 80020
                                Attention: Mitchel Feinglas, CEO
                                Telephone: (303) 469-6100
                                Facsimile: (303) 469-7100

     with a copy (which shall not constitute notice) to:

                                Bresler Goodman & Unterman, LLP
                                521 Fifth Avenue
                                New York, NY  10175
                                Attention: Andrew J. Goodman, Esq., or
                                     Jay Jacobson, Esq.
                                Telephone: (212) 661-2150
                                Facsimile: (212) 949-6131

     if to the Investor:

                                Crescent International Limited
                                Greenlight (Switzerland) SA
                                84, av Louis-Casai, P.O. Box 161
                                1216 Geneva, Cointrin
                                Switzerland
                                Attention: Melvyn Craw/Maxi Brezzi
                                Telephone: +41 22 791 72 56
                                Facsimile: +41 22 929 53 94

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



     with a copy (which communication shall not constitute notice) to:

                               Rogers & Wells LLP
                               200 Park Avenue, 52nd Floor
                               New York, NY 10166
                               Attention: Sara Hanks, Esq./Earl Zimmerman, Esq.
                               Telephone: (212) 878-8000
                               Facsimile: (212) 878-8375

     Either party hereto may from time to time change its address or facsimile number for notices under this Section 4.8 by giving at least ten (10) days' prior written notice of such changed address or facsimile number to the other party hereto.

     SECTION 4.9. GOVERNING LAW. This Agreement shall be construed under the laws of the State of New York.

     SECTION 4.10. HEADINGS. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

     SECTION 4.11. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

     SECTION 4.12. FURTHER ASSURANCES. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

     SECTION 4.13. ABSENCE OF PRESUMPTION. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

     SECTION 4.14. REMEDIES. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision may be inadequate compensation for any loss.

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                                                                             195

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     IN WITNESS  WHEREOF,  the  parties  hereto  have  caused  this  Amended and
Restated Registration Rights Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

                                          SYTRON INC.


                                          By:
                                             -----------------------------------
                                             Name
                                             Title


                                          CRESCENT INTERNATIONAL LIMITED


                                          By:
                                             -----------------------------------
                                             Name
                                             Title



                                       15


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



                                    EXHIBIT D

                               SECURITY AGREEMENT



                               SECURITY AGREEMENT


          SECURITY AGREEMENT dated as of January 15, 1999 between SYTRON, INC., a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the "Company"), and CRESCENT INTERNATIONAL LIMITED, an entity organized and existing under the laws of Bermuda (the " Secured Party").


                             W I T N E S S E T H :
                             ---------------------


          WHEREAS, pursuant to that certain Note Purchase Agreement dated as of the date hereof (as the same may be amended, supplemented, modified, extended or restated from time to time, the "Note Purchase Agreement"), between the Company and the Secured Party, upon certain terms and subject to certain conditions, the Company has the right to issue and sell and the Secured Party has the obligation to purchase up to $750,000 worth of notes convertible into shares of common stock (the "Common Stock"), par value $0.01 per share, of the Company (the "Convertible Notes"); and

          WHEREAS, it is a condition to the obligations of the Secured Party under the Note Purchase Agreement that the Company shall have executed and delivered this Security Agreement to the Secured Party;

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees with the Secured Party, as follows:

     SECTION 1. Defined Terms.

     (a) As used herein, the following terms shall have the following meanings:

          "Chattel Paper": shall mean any and all "chattel paper", as defined in the UCC, now or hereafter owned by the Company or in which the Company has any rights or interest.

          "Collateral": shall have the meaning specified in Section 2 of this Security Agreement.

          "Documents": shall mean any and all "documents" as defined in the UCC now or hereafter owned by the Company or in which the Company has any rights or interest.

          "Instrument": shall mean any "instrument," as such term is defined in the UCC, now or hereafter owned by the Company or in which the Company has any rights or interest.

          "Inventory": shall mean any "inventory", as such term is defined in the UCC, now or hereafter owned by the Company or in which the Company has any rights or interest and, in any event, shall mean and include, but not be limited to, all inventory, merchandise, goods and other personal property (including goods in transit) which are held for sale or lease or are furnished or are to be

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



furnished under a contract of service or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in the Company's business, or the processing, packaging, delivery or shipping of the same, all finished goods, and all such property the sale or other disposition of which has given rise to Accounts and which has been returned to or repossessed or stopped in transit by the Company.

          "Proceeds": shall mean "proceeds", as such term is defined in the UCC and, in any event, shall mean and include, but not be limited to, the following at any time whatsoever arising or receivable: (i) whatever is received upon any collection, exchange, sale or other disposition of any of the Collateral, and any property into which any of the Collateral is converted, whether cash or non-cash proceeds, (ii) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to the Company from time to time with respect to any of the Collateral, (iii) any and all payments (in any form whatsoever) made or due or payable to the Company from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental authority (or any other Person), and
(iv) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

          "Security Agreement": shall mean this Security Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

          "UCC": shall mean the Uniform Commercial Code as in effect on the date hereof in the State of New York; provided that if by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than New York, "UCC" shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection.

               (b) Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings given to them in the Note Purchase Agreement.

     SECTION 2. Grant of Security Interest. As security for the prompt and complete payment and performance when due of all the Company's obligations under the Note Purchase Agreement, the Registration Rights Agreement, the Warrants and the Convertible Notes (the "Obligations"), the Company hereby sells, assigns, conveys, mortgages, pledges, hypothecates and transfers to the Secured Party and hereby grants to the Secured Party a lien on and continuing security interest in, all the Company's right, title and interest in, to and under all Inventory and Proceeds and products of any or all of the foregoing of the Company, whether now owned or hereafter acquired or arising and wheresoever located (all of which being hereinafter collectively called the "Collateral").

     SECTION 3. Limitation on Secured Party's Obligations. It is expressly agreed by the Company that, anything herein to the contrary notwithstanding, the Company shall remain liable under all contracts and agreements included in or giving rise to the Collateral to observe and perform all the conditions and obligations to be observed and performed by it thereunder, all in accordance with and pursuant to the terms and provisions thereof, as if this Security Agreement had not been executed. The Secured Party shall not have any obligation or liability under any such contract or agreement by reason of or arising out of this Security Agreement or the granting to the Secured Party of a Lien thereon or the receipt by the Secured Party of any payment relating thereto pursuant to the terms hereof, nor shall the Secured Party be required or obligated in any manner to perform or fulfill any of the obligations of the Company under or pursuant to any such contract or other agreement, or to make any payment, or to make any inquiry as to the nature or the sufficiency of any payment received by it or the sufficiency of any performance by any party thereunder, or to present

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                                                                             198
or file any claim, or to take any action to collect or enforce any performance or the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

     SECTION 4. Representations and Warranties. The Company hereby represents and warrants to the Secured Party that:

          (a) This Security Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

          (b) The Company is the sole legal and beneficial owner of the Collateral, free and clear of any and all Liens, except as set forth on
     Schedule 4(b) and except for the Liens granted to the Secured Party pursuant hereto.

          (c) There is no security agreement, financing statement, equivalent security or lien instrument or continuation statement executed by the Company or, to the best of its knowledge, any other Person covering all or any part of the Collateral on file or of record in any public office, except as set forth on Schedule 4(c) and except such as may have been filed by the Company in favor of the Secured Party pursuant to this Security Agreement.

          (d) This Security Agreement creates a valid lien on the Collateral in favor of the Secured Party securing the payment of the Obligations. Upon filing UCC financing statements naming the Company as debtor and the Secured Party as secured party in the jurisdictions listed on Schedule 4(j) hereto, all action necessary to perfect the security interest of the Secured Party will have been taken and such security interest will have priority over all other Liens.

          (e) All Inventory that has been or is hereafter produced by the Borrower has been and will be produced in compliance with all applicable requirements of the Fair Labor Standards Act.

          (f) The exact name of the Company as that name appears on its Certificate of Incorporation is "Sytron, Inc." Schedule 4(f) sets forth a list of all other names (including trade names or similar appellations) used by the Company, or any other business or organization to which the Company became the successor by merger, consolidation, acquisition, change in form, nature or jurisdiction of organization or otherwise, now or at any time during the past three years

          (g)  The  Company's   federal   employer   identification   number  is
     22-3200841.

          (h) The chief executive office of the Company is located at 2770 Industrial Lane, Broomfield, Boulder County, Colorado 80020. Schedule 4(h) sets forth all other places of business of the Company.

          (i) All books or records relating to the Collateral are located at 2770 Industrial Lane, Broomfield, Colorado 80020.

          (j) All of the Collateral is located at 2770 Industrial Lane, Broomfield, Colorado 80020.

          (k) Schedule 4(k) sets forth the names and addresses of all persons or entities other than the Company, such as lessees, consignees or warehousemen, which have possession or are intended to have possession of any of the Collateral.

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                                                                             199

          (l) Schedule 4(l) sets forth each location or place of business previously maintained by the Company at any time during the past five years in a state in which the Company has previously maintained a location or place of business at any time during the past four months.

          (m) Schedule 4(m) sets forth each other location at which, or other person or entity with which, any of the Collateral consisting of Inventory has been previously held at any time during the past four months.

          (n) Attached hereto as Schedule 4(n)(i) is a true copy of a file search report from the Uniform Commercial Code filing officer (or, if such officer does not issue such reports, from an experienced Uniform Commercial Code search organization acceptable to the Secured Party) in each jurisdiction identified in Schedules 4(h), (i), (j), (k), (l) or (m). Attached hereto as Schedule 4(n)(ii) is a true copy of each financing statement or other filing identified in such file search reports.

          (o) Attached hereto as Schedule 4(o) is a schedule setting forth the filing offices in each jurisdiction identified in 4(h), (i), (j) or (k) where Uniform Commercial Code financing statements are required to be filed in order to perfect the security interest of the Secured Party, in all Collateral in which a security interest may be perfected by filing, including, without limitation, Collateral consisting of fixtures.

     SECTION 5. Covenants. The Company covenants and agrees with the Secured Party, that from and after the date of this Security Agreement and until the Obligations are fully satisfied:

          (a) The Company will not change (i) its name, identity or corporate structure in any manner, or (ii) the locations of its places of business or its chief executive office or the locations where it keeps or holds any Collateral (other than Inventory in transit) or records relating thereto from the applicable location described herein, unless the Company shall have given the Secured Party at least 90 days' prior written notice thereof and shall have delivered to the Secured Party duly executed UCC-1 financing statements for filing in each jurisdiction in which any such filing is required in order to perfect the Lien created by this Security Agreement in the Collateral affected by the change of name, identity or corporate structure or location and shall have taken all action necessary or requested by the Secured Party to amend any financing statement or continuation statement so that it is not seriously misleading.

          (b) The Company will keep and maintain at its own cost and expense satisfactory and complete records of the Collateral, including, without limitation, a record of all payments received and all credits granted with respect to the Collateral and all other dealings with the Collateral. The Company will mark its books and records pertaining to the Collateral to evidence this Security Agreement and the Liens and security interests granted hereby. As further security, the Company agrees that the Secured Party shall have a special property interest in all of the Company's books and records pertaining to the Collateral and upon the occurrence of an Event of Default the Company shall deliver and turn over any such books and records to the Secured Party or to its representatives or agents on demand of the Secured Party.

          (c) The Company will, without unreasonable delay, furnish to the Secured Party from time to time upon the Secured Party's request therefor, such statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Secured Party may reasonably require.

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          (d) The Company will advise the Secured Party promptly,  in reasonable detail,  (i) of any Lien on or asserted against any of the Collateral,  and
     (ii) of the occurrence of any other material event which would adversely affect the aggregate value of the Collateral or the security interests created hereunder.

          (e) If any of the Collateral shall be now or hereafter evidenced by an Instrument, Chattel Paper or Document the Company shall deliver to the Secured Party the originals of such Instrument, Chattel Paper or Document duly endorsed or accompanied by an appropriate instrument of transfer or assignment.

          (f) The chief financial officer of the Company (the "Chief Financial Officer") shall provide to the Secured Party, on a bi-weekly basis, a statement setting forth the dollar value of the Inventory as of the date thereof. Upon request of the Company, the Chief Financial Officer shall provide to the Company, within two (2) business days of such request, a more detailed report relating to the Inventory, which report shall be in form and substance satisfactory to the Secured Party.

     SECTION 6. Further Assurances. At any time and from time to time, upon the written request of the Secured Party, and at the sole expense of the Company, the Company will promptly and duly execute and deliver any and all such further instruments and documents and take such further action as the Secured Party may require to obtain the full benefits of this Security Agreement and of the rights and powers herein granted, including, without limitation, the filing of any financing or continuation statements under the UCC with respect to the Liens granted hereby, transferring Collateral for which possession is necessary to perfect a security interest to the Secured Party's possession and obtaining waivers from landlords and mortgagees. The Company also hereby authorizes the Secured Party to file any such financing or continuation statement without the signature of the Company to the extent permitted by applicable law.

     SECTION 7. Secured Party's Appointment as Attorney-in-Fact.

               (a) The Company hereby irrevocably constitutes and appoints the Secured Party, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of the Company and in the name of the Company or in its own name, from time to time in the Secured Party's discretion, for the purpose of carrying out the terms of this Security Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Security Agreement and, without limiting the generality of the foregoing, hereby gives the Secured Party the power and right, on behalf of the Company, without prior notice to or assent by the Company to do the following:

          (i) upon the occurrence and continuance of any Event of Default, to ask, demand, collect, receive and give acquittances and receipts for any and all moneys due and to become due under any Collateral and, in the name of the Company or its own name or otherwise, to take possession of and endorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due under any Collateral and to file any claim or to take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by the Secured Party for the purpose

                                        5
     of collecting any and all such moneys due under any Collateral whenever payable and to file any claim or to take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by the Secured Party for the purpose of collecting any and all such moneys due under any Collateral whenever payable;

          (ii) to pay or discharge any taxes or Liens levied or placed on or threatened against the Collateral, to effect any repairs or any insurance called for by the terms of the Credit Agreement and to pay all or any part of the premiums therefor and the costs thereof; and

          (iii) upon the occurrence and continuance of any Event of Default, (A) to direct any party liable for any payment under any of the Collateral to make payment of any and all moneys due and to become due thereunder directly to the Secured Party or as the Secured Party shall direct; (B) to receive payment of and receipt for any and all moneys, claims and other amounts due and to become due at any time in respect of or arising out of any Collateral; (C) to sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts and other documents relating to the Collateral; (D) to commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any thereof and to enforce any other right in respect of any Collateral; (E) to defend any suit, action or proceeding brought against the Company with respect to any Collateral; (F) to settle, compromise or adjust any suit, action or proceeding described above and, in connection therewith, to give such discharges or releases as the Secured Party may deem appropriate; and (G) generally to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Secured Party were the absolute owner thereof for all purposes, and to do, at the Secured Party's option and the Company's expense, at any time, or from time to time, all acts and things which the Secured Party deems necessary to protect, preserve or realize upon the Collateral and the Secured Party's security interest, therein, in order to effect the intent of this Security Agreement, all as fully and effectively as the Company might do.

               The Company hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. This power of attorney is a power coupled with an interest and shall be irrevocable until all Obligations of the Company to the Secured Party have been fully and completely satisfied.

          (b) The powers conferred on the Secured Party hereunder are solely to protect its interests in the Collateral and shall not impose any duty upon it to exercise any such powers. The Secured Party shall be accountable only for amounts that it actually receives as a result of the exercise of such powers and neither it nor any of its officers, partners, directors, employees or agents shall be responsible to the Company for any act or failure to act, except for its own gross negligence or willful misconduct.

          (c) The Company also authorizes the Secured Party, at any time and from time to time, to execute, in connection with the sale provided for in paragraph (b) of Section 9 of this Security Agreement, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral.

                                        6

     SECTION 8. Performance of Company's Obligations. If the Company fails to perform or comply with any of its agreements contained herein, the Secured Party, may (but shall not be obligated to) perform or comply, or otherwise cause performance or compliance, with such agreement, and the Secured Party, may from time to time take any other action which it deems necessary for the maintenance, preservation or protection of any of the Collateral or the Secured Party's Liens, thereon. The cost and expenses of the Secured Party (including, without limitation, the fees and disbursements of counsel to the Secured Party, incurred in connection with any of the foregoing) shall be payable by the Company to the Secured Party, on demand and shall constitute Obligations secured hereby.

     SECTION 9. Remedies, Rights Upon Default.

          (a) If an Event of Default shall occur and be continuing:

          (i) All payments received by the Company under or in connection with any of the Collateral shall be held by the Company in trust for the Secured Party, shall be segregated from other funds of the Company and shall forthwith upon receipt by the Company, be turned over to the Secured Party, in the same form as received by the Company (duly endorsed by the Company to the Secured Party, if required); and

          (ii) Any and all such payments so received by the Secured Party (whether from the Company or otherwise) may, in the sole discretion of the Secured Party, be held by the Secured Party as collateral security for, and/or then or at any time thereafter applied in whole or in part by the Secured Party, against all or any part of the Obligations in such order as the Secured Party may elect. Any balance of such payments held by the Secured Party and remaining after payment in full of all the Obligations shall be paid over to the Company or to whomsoever may be lawfully entitled to receive the same.

          (b) If any Event of Default shall occur and be continuing, the Secured Party may in addition to all other rights and remedies granted to it in this Security Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, exercise all rights and remedies of a secured party under the UCC. Without limiting the generality of the foregoing, the Company expressly agrees that upon the occurrence of an Event of Default, the Secured Party, without demand of performance or other demand, advertisement or notice of any kind (except as specified below) to or upon the Company or any other person (all and each of which demands, advertisements and/or notices are hereby expressly waived to the extent permitted by law), may forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give an option or options to purchase, or sell or otherwise dispose of and deliver said Collateral (or contract to do so), or any part thereof, in one or more parcels at public or private sale or sales, at any exchange or broker's board or at any of the Secured Party' s offices or elsewhere at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. If any consent, approval or authorization of, or filing with, any governmental authority or any other Person should be necessary to effectuate any sale or other disposition of the Collateral, or any partial disposition of the Collateral, the Company agrees

                                        7
to execute all such applications and other instruments as may be required in connection with securing any such consent, approval or authorization, and will otherwise use its best efforts to secure the same. The Secured Party shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of said Collateral so sold, free of any right or equity of redemption which right or equity of redemption the Company hereby waives and releases. The Company further agrees, at the Secured Party's request, to assemble the Collateral and make it available to the Secured Party at such places which the Secured Party may select, whether at the Company's premises or elsewhere. The Secured Party may apply the proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred therein or incidental to the care, safe keeping or otherwise of any or all of the Collateral or in any way relating to the rights of the Secured Party hereunder, including reasonable attorneys' fees and legal expenses, to the payment in whole or in part of the Obligations, in such order as the Secured Party may elect, the Company remaining liable for any deficiency remaining unpaid after such application, and only after so applying such proceeds, and after the payment by the Secured Party of any other amount required by any provision of law, need the Secured Party account for the surplus, if any, to the Company. To the extent permitted by applicable law, the Company waives all claims, damages, and demands against the Secured Party arising out of the repossession, retention or sale of the Collateral. The Company agrees that, to the extent notice of sale shall be required by law, five (5) Business Days' notice to the Company (which notification shall be deemed given when mailed, postage prepaid, addressed to the Company at its address set forth in Section
10.4 of the Note Purchase Agreement) of the time and place of any public sale or of the time after which a private sale may take place shall constitute reasonable notification of such matters. No notification need be given to the Company if the Company, after the occurrence of a Default, has signed a statement renouncing or modifying any right to notification of sale or other intended disposition. The Company shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all amounts to which the Secured Party is entitled, the Company also being liable for the fees of any attorneys employed by the Secured Party to collect such deficiency.

               (c) The Company also agrees to pay all costs of the Secured Party, including reasonable attorneys' fees and disbursements, incurred with respect to the collection of any of the Obligations and the enforcement of any of its rights hereunder.

               (d) The Company hereby waives presentment, demand, protest or any notice (to the extent permitted by applicable law) of any kind in connection with this Security Agreement or any Collateral.

     SECTION 10. Secured Party's Duties. The Secured Party shall have no duty of care with respect to the Collateral, except that the Secured Party shall exercise reasonable care with respect to Collateral or any income thereon in the custody of the Secured Party or any agent or nominee of the Secured Party. The Secured Party shall be deemed to have exercised reasonable care if such property is accorded treatment substantially equal to that which the Secured Party accords its own property, or if the Secured Party takes such action with respect to the Collateral as the Company shall request in writing, but no failure to comply with any such request nor any omission to do any such act requested by

                                        8
the Company shall be deemed a failure to exercise reasonable care, nor shall the Secured Party's failure to take steps to preserve rights against any parties or property be deemed a failure to have exercised reasonable care with respect to Collateral in the Secured Party's custody.

     SECTION 11. Notices. Notices to the parties hereto shall be given in accordance with the provisions of Section 10.4 of the Note Purchase Agreement.

     SECTION 12. Severability. Any provision of this Security Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     SECTION 13. No Waiver; Cumulative Remedies. The Secured Party shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies hereunder and no waiver shall be valid unless in writing, signed by the Secured Party and then only to the extent therein set forth. A waiver by the Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Secured Party would otherwise have had on any future occasion. No failure to exercise nor any delay in exercising on the part of the Secured Party, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies hereunder provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights and remedies provided by law or in any other agreement with respect to the Obligations. None of the terms or provisions of this Security Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by the Secured Party.

     SECTION 14. Successors and Assigns; Governing Law. This Security Agreement and all obligations of the Company hereunder shall be binding upon the successors and assigns of the Company, and shall, together with the rights and remedies of the Secured Party hereunder, inure to the benefit of the Secured Party and its successors and assigns. The Company may not assign any of its rights or obligations hereunder without the consent of the Secured Party.

     SECTION 15. GOVERNING LAW. THIS SECURITY AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES.

     SECTION 16. WAIVER OF JURY TRIAL. THE COMPANY AND THE SECURED PARTY EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS SECURITY AGREEMENT.

                                        9




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



     IN WITNESS WHEREOF, each of the parties hereto has caused this Security Agreement to be executed and delivered by its duly authorized officer on the date first set forth above.



                                         SYTRON, INC.


                                       By:
                                            ------------------------------------
                                             Name:
                                             Title:


                                          per pro CRESCENT INTERNATIONAL LIMITED



                                       By:
                                            ------------------------------------
                                             Name:
                                             Title:


                                       10

                                    EXHIBIT E

                           FORM OF ADDITIONAL WARRANT



                                     WARRANT

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS CERTIFICATE IS THE BENEFICIARY OF CERTAIN OBLIGATIONS OF THE COMPANY SET FORTH IN AN AMENDED AND RESTATED PRIVATE EQUITY LINE AGREEMENT, DATED AS OF JANUARY 15, 1999, BETWEEN SYTRON, INC. AND CRESCENT INTERNATIONAL LIMITED A COPY OF THE PORTION OF THE AFORESAID AGREEMENT EVIDENCING SUCH OBLIGATIONS MAY BE OBTAINED FROM SYTRON INC.'S EXECUTIVE OFFICES.

                                                                JANUARY 15, 1999

     Warrant to Purchase up to 726,000 Shares of Common Stock of SYTRON, INC. (hereinafter, the "Additional Warrant").

Sytron, Inc., a Pennsylvania corporation (the "Company"), hereby agrees that Crescent International Limited (the "Investor") or any other Warrant Holder is entitled, on the terms and conditions set forth below, to purchase from the Company at any time during the Exercise Period up to 726,000 fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"), as the same may be adjusted from time to time pursuant to
Section 7 hereof, at the Exercise Price (hereinafter defined), as the same may be adjusted pursuant to Section 7 hereof. The resale of the shares of Common Stock or other securities issuable upon exercise or exchange of this Additional Warrant is subject to the provisions of the Registration Rights Agreement (as defined below).

     Section 1. Definitions.

     "Agreement" shall mean the Note Purchase Agreement, dated the date hereof, between the Company and the Investor.

     "Capital Shares" shall mean the Common Stock and any shares of any other class of common stock whether now or hereafter authorized, having the right to participate in the distribution of earnings and assets of the Company.

     "Date of Exercise" shall mean the date that the advance copy of the Exercise Form is sent by facsimile to the Company, provided that the original Additional Warrant and Exercise Form are received by the Company within reasonable time thereafter. If the Warrant Holder has not sent advance notice by facsimile, the Date of Exercise shall be the date the original Exercise Form is received by the Company.

     "Exercise Period" shall mean the period beginning on the Effective Date of the Initial Registration Statement and continuing until the expiration of the one-year period thereafter; provided that such period shall be extended one day for each day after such Effective Date, that the Initial Registration Statement is not effective during the period such Registration Statement is required to be effective pursuant to the Registration Rights Agreement.

     "Exercise Price" as of the date hereof shall mean $0.01 per share of Common Stock, subject to the adjustments provided for in Section 7 of this Additional Warrant.

     "Floor Price" shall mean $0.28.

     "Per Share Additional Warrant Value" shall mean the difference resulting from subtracting the Exercise Price from the Bid Price of one share of Common Stock on the Trading Day immediately preceding the Date of Exercise.

     "Registration Rights Agreement" shall mean the amended and restated registration rights agreement, dated the date hereof between the Company and the Investor.

     "Subscription Date" shall mean May 14, 1998.

     "Warrant Holder" shall mean the Investor or any assignee or transferee of all or any portion of this Additional Warrant;

and other capitalized terms used but not defined herein shall have their respective meanings set forth in the Agreement.

     Section 2. Exercisability.

               (a) Timing. If the Market Price on the Effective Date of the Initial Registration Statement is lower than $1.50, this Additional Warrant shall become immediately exercisable, subject to clause (c) below.

               (b) Number of Shares. The number of shares of Common Stock for which this Additional Warrant is exercisable (the "Additional Warrant Shares") shall be determined by subtracting (x) 166,667 from (y) $250,000 divided by the greater of (i) the Market Price on the Effective Date of the Initial Registration Statement and (ii) the Floor Price.

     Section 3. Exercise; Cashless Exercise.

               (a) Method of Exercise. This Additional Warrant may be exercised in whole or in part (but not as to a fractional share of Common Stock), at any time and from time to time during the Exercise Period, by the Warrant Holder by
(i) surrender of this Additional Warrant, with the form of exercise attached hereto as Exhibit A duly executed by the Warrant Holder (the "Exercise Notice"), to the Company at the address set forth in Section 14 hereof, accompanied by payment of the Exercise Price multiplied by the number of shares of Common Stock for which this Additional Warrant is being exercised (the "Aggregate Exercise Price") or (ii) telecopying an executed and completed Exercise Notice to the Company and delivering to the Company within three business days thereafter the original Exercise Notice, this Additional Warrant and the Aggregate Exercise


                                        2


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



Price. Each date on which an Exercise Notice is received by the Company in accordance with clause (i) and each date on which the Exercise Notice is telecopied to the Company in accordance with clause (ii) above shall be deemed an "Exercise Date".

               (b) Payment of Aggregate Exercise Price. Subject to paragraph (c) below, payment of the Aggregate Exercise Price shall be made by check or bank draft payable to the order of the Company or by wire transfer to an account designated by the Company. If the amount of the payment received by the Company is less than the Aggregate Exercise Price, the Warrant Holder will be notified of the deficiency and shall make payment in that amount within five (5) business days. In the event the payment exceeds the Aggregate Exercise Price, the Company will refund the excess to the Warrant Holder within three (3) business days of receipt.

               (c) Cashless Exercise. As an alternative to payment of the Aggregate Exercise Price in accordance with paragraph (b) above, the Warrant Holder may elect to effect a cashless exercise by so indicating on the Exercise Notice and including a calculation of the number of shares of Common Stock to be issued upon such exercise in accordance with the terms hereof (a "Cashless Exercise"). In the event of a Cashless Exercise, the Warrant Holder shall surrender this Additional Warrant for that number of shares of Common Stock determined by (i) multiplying the number of Additional Warrant Shares for which this Additional Warrant is being exercised by the Per Share Additional Warrant Value and (ii) dividing the product by the Bid Price of one share of the Common Stock on the Trading Day immediately preceding the Date of Exercise.

               (d) Replacement of Additional Warrant. In the event that the Additional Warrant is not exercised in full, the number of Additional Warrant Shares shall be reduced by the number of such Additional Warrant Shares for which this Additional Warrant is exercised, and the Company, at its expense, shall forthwith issue and deliver to or upon the order of the Warrant Holder a new Additional Warrant of like tenor in the name of the Warrant Holder or as the Warrant Holder may request, reflecting such adjusted number of Additional Warrant Shares.

     Section 4. Ten Percent Limitation. The Warrant Holder may not exercise this Additional Warrant such that the number of Additional Warrant Shares to be received pursuant to such exercise aggregated with all other shares of Common Stock then owned by the Warrant Holder beneficially or deemed beneficially owned by the Warrant Holder would result in the Warrant Holder owning more than 9.9% of all of such Common Stock as would be outstanding on such date, as determined in accordance with Section 16 of the Exchange Act and the rules and regulations promulgated thereunder. As of any date prior to the Date of Exercise, the aggregate number of shares of Common Stock into which this Additional Warrant is exercisable, together with all other shares of Common Stock then beneficially owned (as such term is defined in Rule 16 under the Exchange Act) by such Warrant Holder and its affiliates, shall not exceed 9.9% of the total outstanding shares of Common Stock as of such date.

     Section 5. Delivery of Stock Certificates.

                                        3

               (a) Subject to the terms and conditions of this Additional Warrant, as soon as practicable after the exercise of this Additional Warrant in full or in part, and in any event within three (3) Trading Days thereafter, the Company at its expense (including, without limitation, the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Warrant Holder, or as the Warrant Holder may lawfully direct, a certificate or certificates for the number of validly issued, fully paid and non-assessable Additional Warrant Shares to which the Warrant Holder shall be entitled on such exercise, together with any other stock or other securities or property (including cash, where applicable) to which the Warrant Holder is entitled upon such exercise in accordance with the provisions hereof; provided, however, that any such delivery to a location outside of the United States shall be made within five (5) Trading Days after the exercise of this Additional Warrant in full or in part.

               (b) This Additional Warrant may not be exercised as to fractional shares of Common Stock. In the event that the exercise of this Additional Warrant, in full or in part, would result in the issuance of any fractional share of Common Stock, then in such event the Warrant Holder shall receive in cash an amount equal to the Bid Price of such fractional share within three (3) Trading Days.

     Section 6. Representations, Additional Warranties and Covenants of the Company.

               (a) The Company shall take all necessary action and proceedings as may be required and permitted by applicable law, rule and regulation for the legal and valid issuance of this Additional Warrant and the Additional Warrant Shares to the Warrant Holder.

               (b) At all times during the Exercise Period, the Company shall take all steps reasonably necessary and within its control to insure that the Common Stock remains listed or quoted on the Principal Market.

               (c) The Additional Warrant Shares, when issued in accordance with the terms hereof, will be duly authorized and, when paid for or issued in accordance with the terms hereof, shall be validly issued, fully paid and non-assessable.

               (d) The Company has authorized and reserved for issuance to the Warrant Holder the requisite number of shares of Common Stock to be issued pursuant to this Additional Warrant. The Company shall at all times reserve and keep available, solely for issuance and delivery as Additional Warrant Shares hereunder, such shares of Common Stock as shall from time to time be issuable as Additional Warrant Shares.

     Section 7. Adjustment of the Exercise Price. The Exercise Price shall be subject to adjustment from time to time upon the happening of certain events as follows:

               (a) Reclassification, Consolidation, Merger or Mandatory Share Exchange. If the Company, at any time while this Additional Warrant is outstanding (i) reclassifies or changes its Outstanding Capital Shares or (ii) consolidates, merges or effects a mandatory share exchange with or into another corporation (other than a merger or mandatory share exchange with another corporation in which the Company is a continuing corporation and that does not result in any reclassification or change, or as a result of a subdivision or combination of Outstanding Capital Shares issuable upon exercise of this Additional Warrant), then in any such event the Company, or such successor or

                                        4
purchasing corporation, as the case may be, shall, without payment of any additional consideration therefore, amend this Additional Warrant or issue a new warrant providing that the Warrant Holder shall have rights not less favorable to the holder than those then applicable to this Additional Warrant and to receive upon exercise under such amendment of this Additional Warrant or new warrant, in lieu of each share of Common Stock theretofore issuable upon exercise of this Additional Warrant hereunder, the kind and amount of shares of stock, other securities, money or property receivable upon such reclassification, change, consolidation, merger, mandatory share exchange, sale or transfer by the holder of one share of Common Stock issuable upon exercise of this Additional Warrant had this Additional Warrant been exercised immediately prior to such reclassification, change, consolidation, merger, mandatory share exchange or sale or transfer. Such amended warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 7. The provisions of this subsection (a) shall similarly apply to successive reclassifications, changes, consolidations, mergers, mandatory share exchanges and sales and transfers.

               (b) Subdivision or Combination of Shares. If the Company, at any time while this Additional Warrant is outstanding shall subdivide its Common Stock, the number of shares of Common Stock issuable to the Investor hereunder shall be proportionately increased as of the effective date of such subdivision, or, if the Company shall take a record of holders of its Common Stock for the purpose of so subdividing, as of such record date, whichever is earlier. If the Company, at any time while this Additional Warrant is outstanding shall combine its Common Stock, the number of shares of Common Stock issuable to the Investor hereunder shall be proportionately decreased as of the effective date of such combination, or, if the Company shall take a record of holders of its Common Stock for the purpose of so combining, as of such record date, whichever is earlier.

               (c) Stock Dividends. If the Company, at any time while this Additional Warrant is unexpired and not exercised in full, shall pay a dividend in its Capital Shares, or make any other distribution of its Capital Shares, then the Exercise Price shall be adjusted, as of the date the Company shall take a record of the holders of its Capital Shares for the purpose of receiving such dividend or other distribution (or if no such record is taken, as at the date of such payment or other distribution), to that price determined by multiplying the Exercise Price in effect immediately prior to such payment or other distribution by a fraction:

          1. the numerator of which shall be the total number of Outstanding Capital Shares immediately prior to such dividend or distribution, and

          2. the denominator of which shall be the total number of Outstanding Capital Shares immediately after such dividend or distribution. The provisions of this subsection (c) shall not apply under any of the circumstances for which an adjustment is provided in subsections (a) or (b).

               (d) Adjustment of Number of Shares. Upon each adjustment of the Exercise Price pursuant to any provisions of this Section 7, the number of Additional Warrant Shares issuable hereunder at the option of the Warrant Holder shall be calculated, to the nearest one hundredth of a whole share, multiplying the number of Additional Warrant Shares issuable prior to an adjustment by a fraction:

                                        5

          1. the numerator of which shall be the Exercise Price before any adjustment pursuant to this Section 7; and

          2. the denominator of which shall be the Exercise Price after such adjustment.

               (e) Liquidating Dividends, Etc. If the Company, at any time while this Additional Warrant is unexpired and not exercised in full, makes a distribution of its assets or evidences of indebtedness to the holders of its Capital Shares as a dividend in liquidation or by way of return of capital or other than as a dividend payable out of earnings or surplus legally available for dividends under applicable law or any distribution to such holders made in respect of the sale of all or substantially all of the Company's assets (other than under the circumstances provided for in the foregoing subsections (a) through (g)) while an exercise is pending, then the Warrant Holder shall be entitled to receive upon such exercise of the Additional Warrant in addition to the Additional Warrant Shares receivable in connection therewith, and without payment of any consideration other than the Exercise Price, an amount in cash equal to the value of such distribution per Capital Share multiplied by the number of Additional Warrant Shares that, on the record date for such distribution, are issuable upon such exercise of the Additional Warrant (with no further adjustment being made following any event which causes a subsequent adjustment in the number of Additional Warrant Shares issuable), and an appropriate provision therefor shall be made a part of any such distribution. The value of a distribution that is paid in other than cash shall be determined in good faith by the Board of Directors of the Company.

               (f)  Other  Provisions   Applicable  to  Adjustments  Under  this
Section.   The  following  provisions  will  be  applicable  to  the  making  of adjustments in any Exercise Price hereinabove provided in this Section 7:

          1. Other Action Affecting Capital Shares. In case after the date hereof the Company shall take any action affecting the number of Outstanding
Capital Shares, other than an action described in any of the foregoing subsections (a) through (e) hereof, inclusive, which in the opinion of the Company's Board of Directors would have a materially adverse effect upon the rights of the Warrant Holder at the time of exercise of the Additional Warrant, the Exercise Price shall be adjusted in such manner and at such time as the Board or Directors on the advice of the Company's independent public accountants may in good faith determine to be equitable in the circumstances.

          2. Notice of Certain Actions. In the event the Company shall, at a time while the Additional Warrant is unexpired and outstanding, take any action which pursuant to subsections (a) through (e) of this Section 7 may result in an adjustment of the Exercise Price, the Company shall give to the Warrant Holder at its last address known to the Company written notice of such action ten (10) days in advance of its effective date in order to afford to the Warrant Holder an opportunity to exercise the Additional Warrant prior to such action becoming effective.

          3. Notice of Adjustments. Whenever the Exercise Price or number of Additional Warrant Shares shall be adjusted pursuant to Section 7 hereof, the Company shall promptly make a certificate signed by its President or a Vice President and by its Treasurer or Assistant Treasurer or its Secretary or Assistant Secretary, setting forth in reasonable detail the event requiring the

                                        6
adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Company's Board of Directors made any determination hereunder), and the Exercise Price and number of Additional Warrant Shares purchasable at that Exercise Price after giving effect to such adjustment, and shall promptly cause copies of such certificate to be mailed (by first class and postage prepaid) to the Holder of the Additional Warrant.

     Section 8. No Impairment. The Company will not, by amendment of its Articles of Incorporation or By-Laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Additional Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Warrant Holder against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any Additional Warrant Shares above the amount payable therefor on such exercise, and (b) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Additional Warrant Shares on the exercise of this Additional Warrant.

     Section 9. Rights As Stockholder. Prior to exercise of this Additional Warrant, the Warrant Holder shall not be entitled to any rights as a stockholder of the Company with respect to the Additional Warrant Shares, including (without limitation) the right to vote such shares, receive dividends or other distributions thereon or be notified of stockholder meetings. However, in the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Company shall mail to each Warrant Holder, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

     Section 10. Replacement of Additional Warrant. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of the Additional Warrant and, in the case of any such loss, theft or destruction of the Additional Warrant, upon delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of such Additional Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Additional Warrant of like tenor.

     Section 11. Choice of Law. This Agreement shall be construed under the laws of the State of New York, without giving effect to conflict of law provisions.

     Section 12. Entire Agreement; Amendments. This Additional Warrant, the Incentive Warrant, the Registration Rights Agreement, and the Agreement contain the entire understanding of the parties with respect to the matters covered hereby and thereby. No provision of this Additional Warrant may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

                                        7

     Section 13. Restricted Securities.

               (a) Registration or Exemption Required. This Additional Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act in reliance upon the provisions of Section 4(2) promulgated by the SEC under the Securities Act. This Additional Warrant and the Additional Warrant Shares issuable upon exercise of this Additional Warrant may not be resold except pursuant to an effective registration statement or an exemption to the registration requirements of the Securities Act and applicable state laws.

               (b) Legend. Any replacement Additional Warrants issued pursuant to Section 2 hereof and any Additional Warrant Shares issued upon exercise hereof, shall bear the following legend:

          "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION WHICH IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS CERTIFICATE IS THE BENEFICIARY OF CERTAIN OBLIGATIONS OF THE COMPANY SET FORTH IN A NOTE PURCHASE AGREEMENT, DATED AS OF JANUARY 15, 1999 BETWEEN SYTRON, INC. AND CRESCENT INTERNATIONAL LIMITED. A COPY OF THE PORTION OF THE AFORESAID AGREEMENT EVIDENCING SUCH OBLIGATIONS MAY BE OBTAINED FROM SYTRON'S EXECUTIVE OFFICES."

     Removal of such legend shall be in accordance with the legend removal provisions in the Agreement.

               (c) No Other  Legend or Stock  Transfer  Restrictions.  No legend other than the one specified in Section 12(b) has been or shall be placed on the share certificates representing the Additional Warrant Shares and no instructions or "stop transfer orders," so called, " stock transfer restrictions" or other restrictions have been or shall be given to the Company's transfer agent with respect thereto other than as expressly set forth in this
Section 12.

                                        8

               (d) Assignment. Assuming the conditions of Section 12(a) above regarding registration or exemption have been satisfied, the Warrant Holder may sell, transfer, assign, pledge or otherwise dispose of this Additional Warrant, in whole or in part. The Warrant Holder shall deliver a written notice to Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the person or persons to whom the Additional Warrant shall be assigned and the respective number of warrants to be assigned to each assignee. The Company shall effect the assignment within ten (10) days, and shall deliver to the assignee(s) designated by the Warrant Holder an Additional Warrant or Additional Warrants of like tenor and terms for the appropriate number of shares.

               (e) Investor's Compliance. Nothing in this Section 12 shall affect in any way the Investor's obligations under any agreement to comply with all applicable securities laws upon resale of the Common Stock.

     Section 14. Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile (with accurate confirmation generated by the transmitting facsimile machine) at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

    If to the Company:

                               Sytron, Inc.
                               2770 Industrial Lane
                               Broomfield, CO 80020
                               Attention: Mitchel Feinglas, CEO
                               Telephone: (303) 469-6100
                               Facsimile: (303) 469-7100

    with a copy (which shall not constitute notice) to:

                               Bresler Goodman & Unterman, LLP
                                521 Fifth Avenue
                               New York, NY  10175
                               Attention: Andrew J. Goodman, Esq.
                                              Jay Jacobson, Esq.
                               Telephone: (212) 661-2150
                               Facsimile: (212) 949-6131

                                        9
     if to the Investor:

                                Crescent International Limited
                                Greenlight (Switzerland) SA
                                84, av Louis-Casai, P.O. Box 161
                                1216 Geneva, Cointrin
                                Switzerland
                                Attention: Melvyn Craw/Maxi Brezzi
                                Telephone: +41 22 791 72 56
                                Facsimile: +41 22 929 53 94

    with a copy (which communication shall not constitute notice) to:

                                Rogers & Wells LLP
                                200 Park Avenue, 52nd Floor
                                New York, NY 10166
                                Attention: Sara Hanks, Esq./Earl Zimmerman, Esq.
                                Telephone: (212) 878-8000
                                Facsimile: (212) 878-8375

     Either party hereto may from time to time change its address or facsimile number for notices under this Section 13 by giving at least ten (10) days' prior written notice of such changed address or facsimile number to the other party hereto.

     Section 15. Miscellaneous. This Additional Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. The headings in this Additional Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

          IN WITNESS WHEREOF, this Additional Warrant was duly executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

SYTRON, INC.


By:
   ----------------------------
   Name:
   Title:



Attested:


By:
   ----------------------------
   Name:
   Title:

                                       10

                       EXHIBIT A TO THE ADDITIONAL WARRANT

                                  EXERCISE FORM

                                  SYTRON, INC.

     The  undersigned  hereby  irrevocably   exercises  the  right  to  purchase
__________________ shares of Common Stock of Sytron, Inc., a Pennsylvania corporation (the "Company"), evidenced by the attached Additional Warrant, and herewith makes payment of the Exercise Price with respect to such shares in full in the form of (check the appropriate box) (i) |_| cash or certified check in the amount of $________; (ii) |_| wire transfer to the Company's account at __________________, _________, _________ (Account No.:_________); or (iii) |_|
______ Additional Warrant Shares, which represent the amount of Additional Warrant Shares as provided in the attached Additional Warrant to be canceled in connection with such exercise, all in accordance with the conditions and provisions of said Additional Warrant.

     The undersigned requests that stock certificates for such Additional Warrant Shares be issued, and a Additional Warrant representing any unexercised portion hereof be issued, pursuant to this Additional Warrant in the name of the registered Holder and delivered to the undersigned at the address set forth below.

Dated:_______________________________________



----------------------------------------------
Signature of Registered Holder
Name of Registered Holder (Print)



----------------------------------------------
Address



                                       11

                       EXHIBIT B TO THE ADDITIONAL WARRANT

                                   ASSIGNMENT


     (To be executed by the registered Warrant Holder desiring to transfer the Additional Warrant)

     FOR VALUED RECEIVED, the undersigned Warrant Holder of the attached Additional Warrant hereby sells, assigns and transfers unto the persons below named the right to purchase ______________ shares of the Common Stock of Sytron, Inc. evidenced by the attached Additional Warrant and does hereby irrevocably constitute and appoint ______________________ attorney to transfer the said Additional Warrant on the books of the Company, with full power of substitution in the premises.

Dated:



-------------------------------
Signature

                                       12

Fill in for new Registration of Additional Warrant:



------------------------------------------
Name

------------------------------------------
Address

------------------------------------------
Please print name and address of assignee
        (including zip code number)



                                       13

                                    EXHIBIT F

                              TERMINATION AGREEMENT



                              TERMINATION AGREEMENT


          TERMINATION AGREEMENT (the "Agreement"), dated as of January 15, 1999, by and between Sytron, Inc. (the "Company") and Crescent International Limited (the "Investor").

          WHEREAS, the Company and the Investor entered into a Private Equity Line Agreement, dated as of May 14, 1998, (the "Equity Line Agreement");

          WHEREAS, the parties hereto desire to terminate the Equity Line Agreement;

          NOW, THEREFORE, in consideration of the agreements set forth below, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:


     Definitions. Unless otherwise indicated, capitalized terms used herein and not defined herein shall have the respective meanings given to them in the Equity Line Agreement.

     Termination of the Equity Line Agreement. Each of the parties hereto agrees that (i) except as otherwise may be expressly provided under the provisions of the Equity Line Agreement, the Equity Line Agreement is hereby terminated, such termination to be effective as of the date hereof, except with respect to those provisions which expressly survive the termination of the Equity Line Agreement,
(ii) any requirement for notice (whether written or oral) with respect to the termination of the Equity Line Agreement is hereby waived, and (iii) any other requirement or condition precedent to the termination of the Equity Line Agreement is hereby waived or shall be deemed to have been satisfied, as the case may be.

     Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterparts, when executed and delivered, shall be deemed an original and all of which counterparts, taken together, shall constitute one and the same Agreement.

     GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

                                        1

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date first above written.

                                          CRESCENT INTERNATIONAL LIMITED


                                          By:
                                             -----------------------------------
                                                 Melvyn Craw
                                                 Title:



                                          SYTRON, INC.


                                          By:
                                             -----------------------------------
                                                 Mitchel Feinglas
                                                 Title:  Chief Executive Officer



                                        2

                                    EXHIBIT G

                 OPINION OF THE COMPANY'S INDEPENDENT COUNSEL

[Date]

Crescent International Limited

Re: Note Purchase Agreement Between Crescent  International  Limited and Sytron,
    Inc.

Dear Ladies and Gentlemen:

We have acted as special counsel for the Company in connection with the execution, delivery and performance of the Note Purchase Agreement by and between Crescent International Limited, a Bermuda entity (the "Investor") and Sytron, Inc. (the "Company"), dated January 15, 1999 (the "Agreement"), which provides for, among other things, the issuance and sale by the Company of convertible notes (the "Convertible Notes") certain shares in payment of fees as specified in the Agreement (the "Commitment Shares"), certain additional shares (the "Indemnity Shares") and a warrant to purchase up to 568,627 shares of Common Stock (the "Additional Warrant, and the shares of Common Stock issued or issuable pursuant to exercise of the Warrants, the "Additional Warrant Shares"). This opinion is furnished to you pursuant to Section 7.2(g) of the Note Purchase Agreement. All terms used herein have the meaning defined for them in the Note Purchase Agreement unless otherwise defined herein.


For purposes of this opinion, we have examined copies of the following documents:


(a) an executed copy of the Note Purchase Agreement;

(b) an executed copy of the Registration Rights Agreement;

(c) an executed copy of the Additional Warrant;

(d) an executed copy of Convertible Note No. 1;

(e) an executed copy of the Security Agreement;

(f) an executed copy of the Termination Agreement;

(g) the Articles of Incorporation of the Company, certified by the Department of State of the Commonwealth of Pennsylvania by a certificate dated April 29, 1998, and certified to us by an officer of the Seller as being complete and in full force and effect as of the date of this opinion;

(h) the Bylaws of the Company, as amended to date, and certified to us by an officer of the Company as being complete and in full force and effect as of the date of this opinion; and

(i) records certified to us by an officer of the Company as constituting records of proceedings and actions by the Board of Directors of the Company relating to the transactions contemplated by the Note Purchase Agreement.

Items (a) through (f) above collectively are referred to as the "Agreements."


As special counsel, we also examined such other certificates, documents and records, and have made such examinations of law, as we have deemed necessary to enable us to render the opinions expressed below. In addition, we have examined and relied as to matters of fact upon representations contained in the Note Purchase Agreement and in a certificate of the Chief Executive Officer of the Company.


Whenever a statement herein is qualified by "to our knowledge," or words of similar import, it indicates that no information that would give us current actual knowledge of the inaccuracy of such statement has come to the attention of attorneys in this firm who had significant responsibility representing the Company during the course of our representation of the Company with respect to this matter. We have not made any independent investigation to determine the accuracy of such statement, except as expressly described herein.


The opinions expressed herein are limited solely to the laws and regulations of the United States of America and the State of the Colorado.


For purposes of rendering the opinion set forth below, we have assumed, with your consent and without independent investigation or examination, that:


(i) each of the parties to the Agreements (other than the Company, as to which our opinion is rendered below) has duly and validly executed and delivered each Agreement to which such party is a signatory, and such party's obligations set forth therein are its legal, valid and binding obligations, enforceable against such party in accordance with their respective terms.


(ii) each person executing any Agreement on behalf of any party is duly authorized to do so;


(iii) each natural person executing any Agreement is legally competent to do so.


(iv) there are no oral or written modifications of, or amendments to, any Agreement, and there has been no waiver of any of the provisions of any Agreement by action or conduct of the parties or otherwise; and

(v) all documents submitted to us as originals are authentic and complete, all documents submitted to us as certified or photostatic copies conform to the original documents, all signatures on all documents submitted to us for examination are genuine, and all public records reviewed are accurate and complete.


For purposes of this opinion, we have assumed that the Investor has all requisite power and authority, and has taken any and all necessary corporate action, to execute and deliver the Agreements, and we are assuming that the representations and warranties made by the Investor in the Agreements and pursuant thereto are true and correct.


Based on the foregoing, and upon such other investigation as we have deemed necessary, and subject to the qualifications and assumptions set forth below, we are of the opinion that:


1. The Company is duly qualified as a foreign corporation to do business and is in good standing in Colorado.


2. Each of the Agreements has been duly executed and delivered, and the Additional Warrant has been duly executed and delivered, by the Company and, in reliance on the opinion of Pennsylvania Counsel, each of the Agreements constitutes valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws of general application relating to or affecting the enforcement of the rights of creditors and the application of general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and further subject to the qualifications set forth in the last sentence of this paragraph. We express no opinion as to (a) the validity and enforceability of any provision of the Agreements to the extent that such provision purports to waive any rights, remedies or defense or of any provision for contribution or indemnification, (b) whether any particular provisions of the Agreements will be specifically enforced or (c) the enforceability of any provision of the Agreements, after any adjustment, relating to the sufficiency of the number of authorized shares available or the valid issuance of any shares for less than par value. [We note that the Agreements are governed by the laws of the State of New York; if the laws of the State of Colorado were determined by a court of competent jurisdiction to govern any Agreement, such Agreement would constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to the exceptions set forth in the two immediately preceding sentences.]


3. The execution, delivery and performance of the Agreements and the Additional Warrant by the Company and the consummation by the Company of the transactions contemplated thereby, including without limitation the issuance of the

Convertible Notes, the Additional Warrant, and the Warrant Shares, do not and will not (i) result in a violation of the Company's Articles or By-Laws; (ii) to our knowledge, conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement listed on Schedule 1 hereto, which the Company has certified is a complete list of every agreement, indenture or instrument involving more than $100,000 or any "lock-up" or similar provision of any underwriting or similar agreement to which the Company or any of its subsidiaries is a party (each a "Material Agreement"); or (iii) result in a violation of any federal or Colorado law, rule or regulation applicable to the Company or by which any property or asset of the Company is bound or affected.


4. Based upon, and in reliance upon, the representations of the Investor in the Note Purchase Agreement, the issuance of the Convertible Notes, the Additional Warrant and the Note Shares in accordance with the Note Purchase Agreement, and the issuance of the Warrant Shares in accordance with the Warrants, will be exempt from securities registration under the Securities Act of 1933 and the Colorado Securities Act.


5. To our knowledge, there are no outstanding options, warrants, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any right to subscribe for or acquire any shares of Common Stock or contracts, commitments, understanding, or arrangements by which the Company is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock, except as described in the Disclosure Schedule.


Based and relying solely upon a review of the litigation docket maintained by the Company, except as disclosed in the Disclosure Schedule, we hereby confirm to you that to our knowledge there are no claims, actions, suits, proceedings or investigations that are pending against the Company or its properties, or against any officer or director of the Company in his or her capacity as such, nor has the Company received any written threat of any such claims, actions, suits, proceedings, or investigations which are required to be and have not been disclosed in the Disclosure Schedule.


With respect to the enforceability of the choice of New York law provisions in the Agreements, we think it is likely that a Colorado court will honor the choice made by the parties thereto. There is, however, always the possibility that a Colorado court would hold that it has a materially greater interest than the State of New York in the determination of a particular issue arising under the Agreements, that Colorado law would apply absent the parties' choice of law, and that the application of New York law would be contrary to a fundamental policy of Colorado.

We express no opinion as to any other matter other than as expressly set forth herein this opinion, and no other opinion is intended to be implied or inferred herefrom. The opinions expressed herein are given as of the date hereof, and we undertake no obligation hereby and disclaim any obligation to advise you of any change in law, facts or circumstances occurring after the date hereof pertaining to any matter referred to herein.


The opinions expressed in this letter are strictly limited to the matters stated herein, and no other opinions may be implied. This opinion is provided as a legal opinion only, effective as of the date of this letter, and not as a guarantee or warranty of the matters discussed herein. The opinions expressed in this letter are solely for your information in connection with the execution and delivery of the Agreements and may not be relied upon in any respect by any other person or for any other person. This letter may not be published, quoted, or referenced to, or filed with any person without our prior written consent.


Very truly yours,

                                    EXHIBIT H

                   Irrevocable Instructions to Transfer Agent

January 15, 1999


[Transfer Agent]
[Address]
[Phone number]
[Facsimile number]

Ladies and Gentlemen:

     Reference is made to the certain Note Purchase Agreement (the "Note Purchase"), dated as of the date herewith, by and between Sytron, Inc. (the "Company"), and the "Holder" (as defined below) pursuant to which the Company is issuing to the Holder, and may issue in the future, Convertible Notes (the "Convertible Notes"). The Convertible Notes are convertible into shares (the "Note Shares") of Common Stock. This letter shall serve as our irrevocable authorization and direction to you to issue and deliver Note Shares in the manner and within the time frames set forth in the Convertible Notes. Certificates for the Note Shares shall not bear any legend restricting their transfer and shall not be subject to any stop-transfer restriction other than as permitted in Section ___ of the Note Purchase; provided, however, if the Note Shares are not registered for resale under the Securities Act of 1933, as amended, and legend removal is not otherwise allowed under Section ___ of the Note Purchase, then the certificates for the Shares shall bear the following legend:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE SECURITIES LAWS AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH OTHER SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO A TRANSACTION THAT IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION, IN WHICH EVENT SYTRON SHALL HAVE RECEIVED AN OPINION OF COUNSEL STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES LAWS. THE HOLDER OF THIS CERTIFICATE IS THE BENEFICIARY OF CERTAIN OBLIGATIONS OF THE COMPANY SET FORTH IN A NOTE PURCHASE AGREEMENT BETWEEN SYTRON, INC. AND CRESCENT INTERNATIONAL LIMITED DATED AS OF JANUARY 15, 1999. A COPY OF THE PORTION OF THE AFORESAID AGREEMENT EVIDENCING SUCH OBLIGATIONS MAY BE OBTAINED FROM THE COMPANY'S EXECUTIVE OFFICES.

     Please be advised that Holder is relying upon this letter as an inducement to enter into the Note Purchase Agreement and, accordingly, it is agreed that Holder is a third party beneficiary to these instructions. Moreover, the Company cannot revoke or modify these instructions without the prior written consent of Holder.

     The Company hereby agrees that it will not unilaterally terminate its relationship with the Transfer Agent. In the event the Company's agency relationship with the Transfer Agent should be terminated for any reason prior to the date which is three (3) years after Closing for the issuance of Convertible Note No. 2 (as described in the Note Purchase Agreement), the Company's Transfer Agent shall continue acting as transfer agent pursuant to the terms of these Irrevocable Instructions to Transfer Agent until such time that a successor transfer agent (i) is appointed by the Company; and (ii) executes and agrees to be bound by the terms of these Irrevocable Instructions to Transfer Agent.

     Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions. Should you have any questions concerning this matter, please contact me at (___) ___-____.

Very truly yours,

SYTRON, INC.


By:
   --------------------------------

Name:
     ------------------------------

Title:
      -----------------------------


Agreed and Acknowledged as of January 15, 1999:

[TRANSFER AGENT]


By:
   --------------------------------

Name:
     ------------------------------

Title:
      -----------------------------

Enclosure

cc:           Crescent International Limited ("Holder")

                                    EXHIBIT I

                             COMPLIANCE CERTIFICATE


The undersigned, __________, hereby certifies, with respect to shares of common stock of the _____________ (the "Company") issuable in connection with the Put Notice, dated _____________ (the "Notice"), delivered pursuant to Article II of the Note Purchase Agreement, dated January 15, 1999, by and between the Company and Crescent International Limited (the "Agreement"), as follows:


1. The undersigned is the duly elected Chairman and Chief Executive Officer of the Company.


2. The representations and warranties of the Company set forth in Article V of the Agreement are true and correct in all material respects as though made on and as of the date hereof.


3. The Company has performed in all material respects all covenants and agreements to be performed by the Company on or prior to the Closing Date related to the Notice and has complied in all material respects with all obligations and conditions contained in Article VII of the Agreement.


The undersigned has executed this Certificate this ____ day of ________, 199_.


                                            ------------------------------------
                                            Name:
                                            Title:

                                  SYTRON, INC.

                         -----------------------------

                                  EXHIBIT 10.2

                         -----------------------------

                                  LEASE BETWEEN
                                 THE COMPANY AND
                             ROBERT LAW FAMILY TRUST

                         -----------------------------

                          LEASE of 2770, 2780 to SYTRON
            LEASE OF 35040 sf approx. of 2770 & 2880 INDUSTRIAL LN.,
                         BROOMFIELD, CO. to SYTRON INC.

This lease made and entered into this thirtieth day of June 1998, by and between the Robert Law Family Trust, hereinafter referred to as "Landlord" and SYTRON INC. of 2770 Industrial Lane, Broomfield, CO. hereinafter referred to as "Tenant."

     1. PREMISES: Landlord for and in consideration of all rents, covenants, agreements and conditions hereinafter set forth to be kept and performed by Tenant has this day and by these presents rents, leases, and lets unto Tenant the premises identified by FLOOR PLAN in Exhibit A attached hereto and incorporated herein by this reference consisting of approximately 35,040 square feet (the "Demised Premises") which are located in the building located at 2770 & 2780 Industrial Lane, Broomfield, Colorado ("the Building") . The Area occupied is 43% of the total building.

     2. TERMS OF LEASE: The term of this lease (the "Term") shall commence upon signing & ending 12/31/2002. The Tenant will be leasing both spaces at the rent schedule listed in item 3 below, 'RENT' . As a special consideration Sytron will pay 1/2 rent on 2780 [18,000sf] for the first three months of this lease. The Temporary tenant 'Fusion Specialties' will be allowed to stay in the space until 31 days after Sytron requests in writing to landlord that they be removed. All rent paid by Fusion Specialties will be collected and retained by landlord.

     3. RENT: Tenant agrees to pay as rent to Landlord at its address specified in this Lease, or at such other place Landlord may from time to time designate to Tenant in Writing, the following amounts for the periods indicated:

    Period                           Rental                       Rate/sf/yr.
    ------                           ------                       -----------
7/1/98 to 12/31/2002               $15,768/mo.                       5.40

In advance on the 1st day of each and every calendar month during the Term hereof, starting the first day Tenant moves into new space. The 1st months rent will be prorated if tenant moves in mid-month.

     Rent is due on the first (1st) day of each calendar month. In the event that rent is received by Landlord after the fifth day of the month for any reason this will be a material breach of the lease and a 10% late fee(l0% of monthly rent) will be assessed to be paid with the rent. Failure to pay this late fee will also be a material breach of the lease. Further 1.5% per month will be charged on all
                                        1

                                                                    /s/  RL   RH

                          LEASE of 2770, 2780 to SYTRON

uncollected back charges. The Rent for any partial month to be paid hereunder shall be prorated for the portion of the month the Demised Premises are occupied by Tenant. The last month's Rent shall be due and Payable on or before 11/31/2003

     3.5 TAXES:
     Tenant shall pay, as additional rent hereunder, all prorated increases in general property taxes and increases in insurance premiums of Landlord paid for general liability, hazard, fire and extended coverage insurance under Paragraph 5 hereof, over the base year of 1998 for general property taxes ("Base Tax Rate") and base year of 1998 for insurance, for the Demised Premises. Such increases in general property taxes and insurance premiums shall be paid by Tenant to Landlord each year within 30 days following receipt of Landlord's notice to Tenant of such increases, prorated for Tenant's use of above stated percentage of the total building.

     4. LIMITATION of USE of PREMISES: During the term of this Lease, the Demised Premises shall be used and operated only for the purposes of engineering, development, marketing, sales, & manufacture of security devices together with such other activities as tenant shall reasonably engage. Provided, however, no change in the use of the Demised Premises from that set forth above shall be made without the prior written approval and consent of the Landlord. Tenant will not use or permit any person to use said Demised Premises or any buildings situated upon the Demised Premises at any time, for any purpose in violation of the laws of the United States, the State of Colorado, or the Ordinances of the City of Broomfield, Colorado. Tenant shall keep said Demised Premises and improvements at any time situated thereon, and every part thereof in a clean condition and in a good state of repair, and shall comply fully with all laws and regulations relating to health and safety, applicable to the real property upon which the Demised Premise is located.

     Tenant to have the right to park two storage trailers in a area designated by the Landlord, provided that they put blocks under the front dollies of the trailers to prevent damage to the asphalt. This trailer parking may have to come out of the parking that is designated for Sytron.

     5. INSURANCE: Landlord shall maintain general liability insurance and hazard, fire and extended coverage insurance on the Building throughout the Term based on

                                        2

                                                                    /s/  RL   RH

                          LEASE of 2770, 2780 to SYTRON

replacement value from a licensed casualty insurance company authorized to do business in the State of Colorado and approved by Landlord in Landlord's sole discretion. The general liability hazard, fire and extended coverage insurance shall be at Landlord's expense except that Tenant shall pay for all prorated increases in premiums for such coverage attributable to the Demised Premises as occupied by Tenant as set forth in Paragraph 3. At the beginning of this lease term, the insurance premium on the Demised Premises is 43% of $3014. Landlord shall notify Tenant in writing of any increases in its insurance costs for the Demised Premises by delivering to Tenant a copy of any notice of increase that Landlord receives from its insurance carrier with the notice of Increases provided for in paragraph 3 of this Lease. Such insurance to be obtained by Landlord shall not cover the contents of the Demised Premises, and Tenant shall be responsible for insuring such contents. The parties hereby waive all rights of subrogation against one another, and agree to execute whatever other documents are reasonably required to carry out this mutual waiver of subrogation. Tenant shall at all times during the Term keep in effect public liability insurance and property damage insurance with bodily injury coverage in the names of and for the benefit of Tenant and Landlord (as an additional named [insured] with limits as follows:

        Bodily Injury:                 $1,000,000 each person

                                       $3,000,000 each accident

        Property Damage:               $1,000,000 aggregate or each
                                                  occurrence

Such insurance may, at Tenant's election, be carried under any general blanket coverage of Tenant. A certificate of insurance acceptable to Landlord shall be tendered by Tenant and provided to Landlord not less than fifteen (15) days after the execution of this lease. Each original policy or a certified copy thereof, or a certificate of the insurer evidencing insurance carried with proof of payment of the premium by Tenant will be deposited with Landlord within ten
(10) days after execution of the lease. Tenant shall have the right to settle and adjust all liability claims and all claims against the insuring companies, but without subjecting Landlord to any liability or obligation.

     6. INDEMNIFICATION of LANDLORD: Tenant hereby agrees to indemnify and hold harmless Landlord from any and all claims of any kind or nature arising from the Tenant's use of the Demised Premises during the Term hereof. Tenant

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hereby  waives  all  claims  against  Landlord  for  damage to  goods,  wares or merchandise or for injury to persons in and upon the Demised Premises from any cause whatsoever, except such as might result from the negligence of Landlord to perform its obligations hereunder within a reasonable time after notice provided to Landlord in writing by the Tenant requiring such performance by the Landlord. Notice will be delivered to 1045 Emerald, Broomfield, CO, 80020 by certified mail.

     7. MAINTENANCE: Landlord agrees to maintain in good repair (i) the roof of the Building. (ii) the asphalt paved parking lot, and (iii) the existing landscaping adjacent to the parking lot. Tenant agrees to keep the exterior of the Demised Premise (including but not limited to the overhead doors, lighting, wall panels, windows, doors and dock assemblage) and all the interior(including without limitation all lights, windows, doors, plumbing, electrical, and carpet) of the Demised Premises, clean and in good repair at all times. Tenant shall maintain all EVAC that is for the benefit of the demised premises whether installed in the demised premises, on the roof, or outside the building. This shall not be limited to ordinary maintenance, all repairs of above outlined items are the responsibility of the tenant. Landlord shall not be obligated to make any repairs until reasonable written notice of the need of repair shall have been given to the Landlord by Tenant and after such notice is so given, Landlord shall have fifteen [153 business days to commence such repairs. Tenant agrees to replace all glass broken or damaged due to negligence of Tenant during the term of this Lease with glass of the same quality as that broken or damaged.

     Inspection of the demised premises may be made at any time deemed necessary by the Landlord; inspection to be performed by the Landlord or his designee with the tenant or his designee to make a list of all repairs required of the Tenant to maintain the space in as near as original condition as possible normal wear and tear accepted. The Tenant shall have thirty [30] days to complete these repairs to the reasonable satisfaction of the Landlord in a mutually agreed upon workmanlike manner. If the required repairs are not completed in the above time, and in a workmanlike manner, the Landlord has the right to contract with an outside contractor to effect the required repairs at the sole expense of the Tenant.

     a) All welding or noxious/toxic fume generation, if any, is to be done in City of Broomfield approved ventilated hoods or rooms.

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     b) All spray painting to be done in City of Broomfield  approved ventilated hoods or rooms.

     c) The  building  shall be  returned to the  Landlord  in as like  ORIGINAL
CONDITION, excepting normal wear and tear, REGARDLESS of use to which the building is put during occupation by the tenant. The Landlord shall furnish a completed checklist of the specific condition of the demised premises to the Tenant at the beginning of the lease. At the end of the lease it shall be the sole responsibility of the tenant to return the demised premises to the landlord in the original condition, as noted above, excepting normal wear and tear.

     8. ERECTION and REMOVAL of SIGNS: Since Tenant already has signs for 2770 Industrial Lane no additional signs will be allowed on building.

     9. FIXTURES and EQUIPMENT: It is specifically understood and agreed that Tenant shall own any and all equipment and machinery, or any other property installed by Tenant, at its own expense, in or on said Demised Premises during the Term of this Lease, whether or not attached to the Building, and that said equipment or machinery may be removed from the Demised Premises by Tenant provided that all sums due hereunder to the landlord shall have been paid in full, and provided further that repairs necessary as the result of the removal of said machinery and equipment are made to return the Building to substantially the same condition it was in prior to the installation of said fixtures, equipment and machinery. Tenant shall not exercise the rights and privileges granted by this paragraph in such a manner as to damage or affect the structure or structural integrity or qualities of the Building. At the end of the lease period Tenant and landlord will go over building and agree as to what improvements made by tenant are to be removed, provided the tenant shall be solely responsible to return the premises to the Landlord in the same condition as when entered upon.

     10. ALTERATIONS TO THE PREMISES: Tenant shall have the right, at its sole expense, to make changes or alterations to the Demised Premises; subject to the Landlord's prior written consent and provided, however, that in all cases any such changes or alterations shall be made subject to the following conditions, which the Tenant agrees to observe and perform:

     a. No Structural Changes: No change or alteration shall at any time be made which shall impair

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the  structural  integrity or soundness or diminish the value of the Building or the Demised Premises or disturb or interfere with the quiet enjoyment of any other tenants or lessees of the Building.

     b. Notice to Landlord: Tenant shall give the Landlord at least seven (7] days prior written notice of any proposed alteration and shall fully cooperate with Landlord in either (i) notifying proposed contractors of the landlord's non-liability therefor and, or (ii) posting notice of non-liability in a conspicuous place on the Demised Premises in accordance with Colorado law.

     c. Consent of Landlord: No changes or alteration shall be made involving an expenditure in excess of $500.00 without the prior written consent of the Landlord.

     d. Permits: No change or alteration shall be undertaken on the Demised Premises until Tenant shall have procured and paid for all required municipal and other governmental permits and authorizations of the various municipal departments and governmental subdivisions having jurisdiction. All plans and specifications relating to any changes or alterations shall be submitted to the Landlord for it's approval.

     e. Compliance With The Law: All work done in connection with any changes or alterations shall be done in a good and workmanlike manner and in compliance with all applicable building and zoning laws, and with other laws, ordinances, orders, rules, regulations, and requirements of all federal, state, and municipal governments and the appropriate departments, boards and officers thereof.

     f. Insurance: At all times when any change or alterations are in progress, there shall be maintained at tenants sole expense, adequate workers Compensation Insurance in accordance with the law or laws now or hereafter enacted governing all persons employed in connection with the contemplated change or alteration and general liability insurance for the mutual benefit of Landlord and Tenant, expressly covering the additional hazards due to the change or alterations in amounts reasonably prudent by industry standards for similar construction projects in the vicinity.

     g. Security Against Liens: Prior to the construction of any improvements, the repair or restoration of any improvements, or any work to be done upon the Demised

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                          LEASE of 2770, 2780 to SYTRON

Premises, Tenant shall furnish to the Landlord a bond of insurance protecting Landlord against mechanics' and materialmen's liens in an amount equal to the work which is to be performed at the Demised Premises, together with a performance and completion bond in an amount equal to the proposed cost of any improvements and labor. Landlord retains the right at any time and from time to time to enter upon the Demised Premises in order to inspect the progress of any alterations being made thereto by Tenant and to post any signs or notices disclaiming the Landlord's responsibility or liability for the payment of any mechanics' or materialmen's fees, or the furnishing of any labor or services to the Demised Premises. Tenant shall not permit any party to file any lien or claim against Landlord or its interest in the Demised Premises on account of any such improvements or alteration for work done or supplies furnished to the Demised Premises at the insistence of the Tenant. In the event a lien or claim is filed against the Demised Premises, Tenant shall immediately cure and pay the amount of such lien or claim (including any costs) or in good faith diligently pursue the defense of any such lien or claim provided that Tenant shall first post with the Landlord adequate security (in the landlord's sole judgment) covering 125 percent of the amount of such lien or claim or, in the alternative, post a bond with the appropriate court in compliance with the Colorado law then in existence to cause the removal of the lien from such property.

     h. Failure on the part of the tenant to comply with any or all of the above mentioned conditions shall be deemed to be a material breech of this lease.

     i. A penalty of $500 will be assessed 7 days after notification if not cured for every violation of the above section 10 or any other infraction of this lease by the Tenant that the Landlord deems minor enough to not cancel the lease over.

     11. RIGHT of ENTRY of LANDLORD: The Tenant, at any time during the Term, shall permit inspection of the Demised Premises during reasonable business hours and upon reasonable notice by Landlord or by the Landlord's agents or representatives of the purpose of ascertaining the condition of the Demised Premises and in order that Landlord may make such repairs as may be required to be made by the Landlord under the terms of this Lease. Ninety (90) days prior to the expiration of this Lease, Landlord may post suitable notice on the Demised Premises that the same are "For Rent" and may show the Demised Premises to prospective tenants at reasonable times and upon reasonable notice to Tenant.


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     Landlord shall not, however,  thereby unnecessarily  interfere with the use of the Demised Premises by the Tenant.

     12. PAYMENT of UTILITIES: Tenant shall pay all charges for heat, gas, electricity, snow removal, and other public utilities used on the Demised Premises. Water and sewer used in processing manufacturing will be charged to Tenant. Landlord is to pay domestic water and sewer usage.

     13. PAYMENT of TAXES and OTHER ASSESSMENTS: Landlord shall pay, when they are due, the general real estate property taxes on the Demised Premises except that Tenant shall be responsible for increases over the Base Tax Rate as set forth in Paragraph 3. Tenant shall pay when due all general ad valorem personal property taxes upon Tenant's personal property or fixtures located upon the Demised Premises. Tenant shall further pay all other taxes, assessments, license fees or other charges during the Term of this Lease which may be imposed by any governmental authority by reason of Tenant's business within the Demised Premises during the Term. In the event that Tenant shall fail to pay any of said taxes when due, Landlord may pay the same pursuant to the provisions of Paragraph 14 hereinafter set forth. Tenant shall have the right, at Tenant's expense, in its or landlord's name, to contest the validity of any tax assessment which Tenant is required to bear, pay and discharge hereunder by appropriate legal proceedings instituted at least ten (10) days before the tax or assessment complained of shall become delinquent, if and provided Tenant, before instituting any such contest, gives Landlord written notice of its intention so to do, and if and provided further Tenant shall prosecute any such contest, tenant shall at all times effectually stay or prevent any official or judicial sale thereof, under execution or otherwise, and shall pay any final judgment enforcing the tax or assessment so contested and thereafter promptly procure and record satisfaction thereof.

     14. ASSIGNMENT and SUBLETTING: Neither this Lease nor any interest herein may be assigned by the Tenant voluntarily or involuntarily, or by operation of law, and neither all nor any part of the Demised Premises shall be sublet by the Tenant without the written consent of the Landlord. If Tenant is a corporation, the merger, consolidation, sale of substantially all of the assets, and sale of all or substantially all of the stock of Tenant shall constitute an assignment of this Lease for the purposes of this paragraph. If the Tenant is a partnership, sale or other transfer of 50 percent or more of partnership assets shall constitute an assignment of this lease for


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                          LEASE of 2770, 2780 to SYTRON

purposes of this paragraph. Any consent to assignment or subletting given by Landlord shall not constitute a waiver of the necessity for such consent to any subsequent assignment or subletting. If the Demised Premises is assigned or sublet by the Tenant, Tenant shall remain fully liable for this Lease and shall not be released from performing the terms, covenants and conditions set forth herein.

     15. NON-MONETARY DEFAULT: If Tenant shall default in the fulfillment of any of the covenants and conditions hereof, except default in payment of Rent or other monetary amounts due to Landlord hereunder, Landlord may, at its option, after five (5) days prior written notice to Tenant, make performance for Tenant and for that purpose advance such amounts as may be necessary to preserve or protect the Demised Premises. Any amounts so advanced or any expense incurred or sum of money paid by Landlord by reason of the failure of Tenant to comply with any covenant, agreement, obligation or provision of this Lease or in defending any action to which Landlord may be subject by reason of any such failure or for any reason, shall be deemed to be additional rent for the Demised Premises and shall be due and payable to Landlord on demand. The receipt and acceptance by Landlord of any installment of Rent or of any additional rent hereunder shall not be a waiver of any other rent then due to Landlord. If Tenant shall default in fulfillment of any of the covenants or conditions of this Lease (other that the covenants for the payment of Rent additional rent or other amounts) and any such default shall continue for a period of five (5) days after written notice provided to Tenant by Landlord, then Landlord may, at its option, terminate this Lease by giving Tenant notice of such termination and, thereupon, this Lease shall expire as fully and completely as if that day were the day definitely fixed for the expiration of the Term and the Tenant shall then quit and surrender the Demised Premises.

     16. INSOLVENCY of LEASE:
          a) Default in Rent: If tenant shall default in the payment of the Rent or additional rent as set forth in Paragraph 3 of this Lease or any provision thereof, or in making any other payment herein provided for, and any such default shall continue for 5 days, or if the Demised Premises or any part thereof shall be abandoned or vacated (except as a result of a casualty contemplated in Paragraph 17), or if Tenant shall be dispossessed therefrom by or under any authority other than the Landlord the Tenant shall quit and surrender the Demised premises and a late charge of additional 10% of the payment will be paid by the tenant.

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If the  payment is late  beyond 30 days from the due date (1st of the month) the total balance, including late charges will be charged a 1.5% a month until the balance is paid in full.

          b) If the Tenant shall file a voluntary petition in bankruptcy, or if the Tenant shall file any petition or institute any bankruptcy act (or any amendment thereto hereafter made) seeking to affect its reorganization or a composition with its creditors, or if (in any bankruptcy proceedings) a receiver or trustee shall be appointed for Tenant or for the Demised Premises and not be discharged within thirty (30) days of such date of appointment, or if any proceeding shall be commenced for the reorganization of Tenant and be not dismissed within thirty (30) days from such date of such commencement, or if the lease hold estate created hereby shall be taken on execution or by any process of law, or if Tenant shall admit in writing its inability to pay its obligations generally as they become due, then Landlord may, at its option, terminate this Lease. Landlord or Landlord's agents and servants may immediately, or at any time thereafter, reenter the Demised Premises and remove all persons and property therefrom, pursuant to the Colorado Forcible Entry and Detainer Statue, without being, liable to indictment, prosecution or damage, therefor, Landlord may, in addition to any other remedy provided by law or permitted herein, at its option re-lease said Demised Premised on behalf of the Tenant, applying any moneys collected first to the payment of expenses of resuming or obtaining possession, and second to the payment of costs of placing the Demised Premises in rentable condition, and third to the payment of Rent or additional rent due hereunder, and any other charges due the Landlord as set forth in this lease. Any surplus remaining thereafter shall be paid to Tenant. Tenant shall remain liable for any deficiency in Rent or additional rent which shall be paid to Tenant upon demand therefor to Landlord. In the event that the Tenant breaches this lease by default for nonpayment or failure to comply with any other terms or conditions of this lease, then Landlord shall be entitled to recover costs including costs and reasonable attorney's fees, damages, injunctive or declaratory relief in addition to all other remedies otherwise provided by this agreement or Colorado law. In the event of termination of this Lease, Tenant shall be liable to the Landlord for the balance of the Rent due hereunder for the remaining term; however, Landlord shall make reasonable efforts to re-lease the Demised Premises and to mitigate its damages.

     17. FIRE or OTHER CASUALTY: If the Demised Premises or any part thereof shall be damaged or destroyed by fire or other casualty, Landlord shall promptly repair such damage


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and restore the Demised  Premises  without expense to Tenant,  subject to delays due to adjustment of insurance claims, strikes, and other causes beyond Landlord's control. If such damage or destruction shall render the Demised Premises untenantable in whole or in part, the Rent shall be abated wholly or proportionately, as the case may be, until the damage shall be repaired and the Demised Premises restored and made tenantable. If the damage, destruction or taking shall be so extensive as to require the substantial rebuilding (i.e., cannot be made tenantable within 75 days from the damage or casualty) of the Demised Premises, Landlord or Tenant may elect to terminate this Lease by written notice given to the other party within ninety (90) days after the occurrence of such damage or destruction.

     18. SURRENDER of PREMISES: Tenant agrees to surrender the Demised Premises at the expiration or sooner termination of this Lease, or any extension thereof, in the same condition as at the commencement of this Lease, or as altered, pursuant to the provisions of this Lease. Nothing contained in this paragraph shall be deemed to alter or abridge Tenant's obligations under Paragraph 7 hereof.

     19. HOLDOVER: Should Tenant hold over the Demised Premises or any part thereof after the expiration of the Term of this Lease, unless otherwise agreed in writing such holding over shall constitute a tenancy from month to month only, and Tenant shall pay as monthly rental the then reasonable value of the use and occupation of the Demised Premises which shall not be less, however, than the Rent to be paid for the last month under this Lease plus 50%.

     20. QUIET ENJOYMENT: If and so long as the Tenant pays the Rent reserved by this Lease and performs and observes all covenants and provisions hereof, Tenant shall quietly enjoy the Demised Premises, subject however, to the terms of this Lease, and Landlord will warrant and defend the Tenant in the quite enjoyment and peaceful possession of the Demised Premises throughout the Term of this Lease.

     21. WAIVER of COVENANTS: It is agreed that the waiving of any of the covenants of this Lease Agreement by either party shall be limited to each particular instance and shall not be deemed to waive any, other or further breach of such covenant or any other provision herein contained in the lease.

     22. RIGHTS of SUCCESSORS and ASSIGNS: The covenants and agreements contained in this Lease shall apply to, inure to the benefit of, and be binding upon the parties hereto

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and upon their  respective  successors in interest,  legal  representatives  and permitted assigns, except as expressly otherwise herein before provided.

     23. TIME: Time is of the essence of this Lease, and every term, covenant and condition herein contained.

     24. RECORDING: Either party to this Lease may record this Lease or a summary thereof, in the records of the office of The Clerk and Recorder of the County of Boulder, State of Colorado with the prior written consent of the other party. It is the Tenants responsibility to obtain and execute a release of any recorded documents as a prerequisite to the return by Landlord of Tenants security and/or damage deposit/s.

     25. NOTICES: All notices required to be given or desired to be given hereunder shall be in writing and shall be deemed duly served for all purposes by being mailed by registered or certified mail, return receipt requested, postage prepaid, and addressed as follows:


          Landlord:

                           Robert Law, Trustee
                           Robert Law Family Trust
                           1045 Emerald
                           Broomfield, Colorado 80020


          Tenant:
                           Sytron, Inc.
                           2770 Industrial Lane
                           Broomfield, Co.
                           80020


     26. CONDITION of the PREMISES: Tenant accepts the Demised Premises in its condition as of the date of occupancy in accordance with the terms hereof. Tenant agrees that if during said Term the Tenant shall change the usual method of conducting Tenants business on the Demised Premises, or should Tenant install thereon or therein any new facilities, Tenant shall at the cost and expense of the Tenant, make any and all alterations or improvements in or to the Demised Premises which may be required by reason of any federal or state law or by any municipal ordinance or regulation applicable thereto.




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     27. EMINENT DOMAIN:  In the event the Demised Premises or any part thereof, shall be taken under the power of eminent domain by any public or quasi-public authority, the rights and duties of the parties hereto with respect to this Lease in and to the aggregate award for such taking shall be as follows:

          a. If the entire Demised Premises is taken, this Lease shall terminate and expire as of the date of such taking, and Tenant thereupon shall be released from any liability thereafter accruing hereunder, and all awards shall be sought and received by the tenant and landlord separately according to their respective interests.

          b. If only parts of the Demised Premises is taken, and, if in the reasonable judgment of the Tenant, the part remaining is of such shape or size as to prevent its being reasonably used by Tenant for the purposes for which the Demised Premises were being used at the time of such taking, this Lease shall terminate with the same effect as the total taking, and all awards shall be sought and received by the tenant and landlord separately according to their respective interests.

          c. If only part of the Demised Premises is taken, and, if in the reasonable judgment of the Tenant and Landlord, the part remaining is of such size and shape as to permit its being reasonably used by Tenant for the purpose for which the Demised Premises were being used at the time of such taking, this Lease shall continue in full force and effect as to the said remaining portion, but the rent shall be reduced equitably in proportion to the amount of the Demised Premised lost by the taking and all awards shall be sought and received by the tenant and landlord separately according to their respective interests.

     28. SUBORDINATION of LEASE to MORTGAGE: This Lease is made with the understanding that the Landlord may, from time to time, desire to encumber Landlord's interest in the Property of which the Demised Premises is a part with a mortgage, deed of trust, or similar security interest ("the Mortgage"), and may desire, in connection with the execution of such Mortgage to cause this Lease to be made subordinate in lien, dignity, priority and claim to the lien or liens of the Mortgage. Tenant therefore, covenants and agrees with Landlord that Tenant will, from time to time, at the request of Landlord execute an instrument or instruments in such form as may be reasonably required by Landlord or by the mortgagee of any such Mortgage, which instrument or instruments will be executed in such fashion as to entitle


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it to recording,  and will  subordinate  this Lease and the rights of the Tenant hereunder to the lien, priority and dignity of such Mortgage.

     29. ESTOPPEL CERTIFICATE: Tenant shall, after twenty(20) days prior written notice by Landlord execute, acknowledge, and deliver to Landlord a written statement certifying that this Lease continues unmodified and in full force and effect (or if there have been modifications, that this Lease continues in full force and effect as modified and stating the modifications); the dates to which the Rent and the additional rent have been paid and stating whether Landlord and/or Tenant is in default in performing any covenant of this Lease, and should Landlord or Tenant be in default, specifying each and every such default. It being intended that any such statement delivered pursuant to this paragraph may be relied on by Landlord or any prospective purchaser or mortgagee of the fee interest or any assignee of any mortgagee. Tenant's failure to execute and deliver to Landlord the above described certification within the time specified shall be deemed the equivalent of the delivery of the certification by Tenant to Landlord to the effect that the Lease is in effect and continues unmodified.

     30. INTEGRATION: This agreement contains the entire agreement of the parties. This agreement supersedes any prior written or oral agreements or representations of the parties and all such prior written agreements or representations are merged into this agreement. This agreement shall be controlled by Colorado law.

     31. STORAGE of HAZARDOUS MATERIAL: Tenant shall indemnify and hold Landlord harmless from and against all claims, liabilities, damages or losses that Landlord may incur, directly, or indirectly, arising from Tenant's (or its agents, employees or business associates) transportation, storage, use or other handling of any harmful or hazardous or potentially harmful or hazardous materials on the Demised Premises or in the surrounding area. Such indemnity shall include without limitation, liability of any nature to Landlord whether arising from damage to the Demised Premises the Building other tenants or persons, or property located in the Building or in the surrounding area.

     Further, upon demand tenant shall give Landlord a complete list of all hazardous material stored or used on the Demised Premises within 10 working days of written demand.


                                       14
                                                                 /s/    RL    RH





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



                          LEASE of 2770, 2780 to SYTRON

     32. MOVING TENANT OPTION: In the event that the lessor has the opportunity to rent the premises to a long term tenant, he has the option of moving this tenant to an equivalent space with a dock high door and a equal number of doors.

          33. DAMAGE DEPOSIT: Tenant shall pay a damage deposit, as outlined below, in the amount equal to one month's rent.

         2770 Industrial Lane              $7,750 has been paid

         2780 Industrial Lane              $1,000 on 6/30/98

                                           $1,000   on        811/98
                                           $1,000   on        9/1/98
                                           $2,000   on       10/1/98
                                           $2,000   on       11/1/98
                                           $1,100   on       12/1/98
                         Total             $8,100

This damage deposit will be refunded if the premises is returned to the Landlord in good condition according to the terms of this lease. The damage deposit will not be used as the last month's rent.

     34. OPTION of TENANT to RENEW LEASE: Tenant is hereby given one 5 year option to renew the Term of this Lease upon expiration of the initial Term hereof (said renewal period being hereinafter sometimes referred to as the "Renewal Period") provided that this Lease shall be in full force and effect, that tenant has been on time and current with rent payments for eighteen months prior to the renewing of the lease, and that no other violations of lease have occurred for eighteen months prior to the renewing of the lease. If Tenant desires to exercise the option herein granted to renew the Lease for the Renewal Period, Tenant shall give Landlord written notice of its intention to do so on or before ninety (90) days prior to the expiration of this Lease. The Renewal Period shall be on the same terms, covenants and conditions as in this Lease provided, except that: (a) there shall be no provision for the renewal of the Term of this Lease beyond the renewal period set forth herein, and the monthly rental shall be mutually agreed to by the parties hereto on or before 180 days prior to the then existing lease expiration date.

     35. EXPIRATION OF OFFER: This offer to lease 2770, 2780 Industrial Lane is expressly subject to and conditioned upon tenant being current and in full compliance with previous lease dated August 8th 1996 and said offer expires on and is void on June 30th 1998 at 12:00 Noon. Time is of the essence.

                                       15
                                                                 /s/    RL    RH

                          LEASE of 2770, 2780 to SYTRON

     IN WITNESS WHEREOF, the parties hereto have executed this Lease the day and year first above written.


LANDLORD:                                      TENANT:

Robert Law Family Trust                        Sytron Inc.


By                                             By
   -------------------------                      ----------------------------
          Trustee                                 an Authorized agent of

                                                  Sytron Inc.


                                       16
                                                                         /s/  RH

                                    10/29/98


            ADDENDUM #1 TO THE LEASE BETWEEN ROBERT LAW FAMILY TRUST
                      AND SYTRON INC. SIGNED JUNE 13, 1998




     STATEMENT: The purpose of this addendum is to change the amount of space rented by Sytron Inc. (Tenant) from 35,040sf back to the original 17,040sf. This Addendum was requested by Sytron Inc. (x 5.40 divided by 12 = 7668/mo till 2-1-99.

     This addendum to the current lease dated June 13th 1996 between Sytron (the Tenant) and Robert Law Family Trust (the Landlord) for the space whose address is 2770 and 2780 Industrial Lane. This addendum takes precedence over any conflicting language in the lease.

1. Sytron will pay the commission incurred with the COLORADO GROUP when the Landlord and Tenant signed the current lease on 2780 Industrial Lane space. The Landlord is in the process of paying this to THE COLORADO GROUP & have paid them $5000.00 so far. This $5000.00 will be reimbursed to the landlord. This $5,000.00 will not come out of the damage deposit. The Landlord also requires a letter from THE COLORADO GROUP stating that all obligations to them have been satisfied. This will be done by 12/1/98.

2. The Landlord lowered the rent to the Tenant to $4050/mo for the first three months in consideration of Tenants signing a five year lease. This $12,150 will be paid to the landlord at the rate of $1,012.50 a month for 12 months starting on 2/1/99. This money will not come out of the damage deposit.

3. In 2780 Industrial Lane, Sytron is to frame in the hole between the two offices.

     Sytron is to frame, sheetrock(with 5/8x sheetrock), and tape the doorway above the offices between 2780 Industrial Lane and 2770 Industrial Lane. The man door between 2770 Industrial Lane & 2780 Industrial Lane on the ground floor needs a 1 hour fire rated door that is lockable from both sides.

     The double doors between the two spaces Sytron will either repair to original condition or drywall up. This decision will be the Landlords.

     Sytron is to install a high quality 36" steel door frame, & 36" steel door with panic bar hardware in the



                                                                   /s/  RL    RH
hole cut into the back exterior wall of 2770  Industrial  Lane.

     All of section 3 will be done by 12/1/98 except the double doors which will be done by 12/31/98. If section 3 is not completed in a quality manor by 12/1/98 Landlord will have it done and take the cost out of the damage deposit of 2780.

4. Sytron's lease of 2780 Industrial Lane will expire on 1/31/99, but Sytron will have the space vacated and ready to rent by 12/31/98. The Landlord has the option to rent the space at any time after 12/31/98. Re-renting and showings will begin immediately. The damage deposit will not be used for any rent.

5. 2780 Industrial Lane will be vacated on 12/31/98 in as clean & as rentable condition as it was when Sytron moved in, otherwise the landlord will fix it up and take the cost out of the damage deposit.

6. If returned in good condition as stated in item 5, Landlord will credit any damage deposit Sytron paid in. The damage deposit payments for 2780 Industrial Lane will continue to be paid until December 31, 1998.

7. Section 10 of the lease will read as follows:

          10. ALTERATIONS TO THE PREMISES: Tenant shall have the right, at its sole expense, to make changes or alterations to the Demised Premises; subject to the Landlord's prior written consent and provided, however, that in all cases any such changes or alterations shall be made subject to the following conditions, which the Tenant agrees to observe and perform:

          a. No Structural Changes: No change or alteration shall at any time be made which shall impair the structural integrity or soundness or diminish the value of the Building or the Demised Premises or disturb or interfere with the quiet enjoyment of any other tenants or lessees of the Building.


          b. Notice to Landlord: Tenant shall give the Landlord at least seven fl days prior written notice of any proposed alteration end shall fully cooperate with Landlord in either (i) notifying proposed contractors of the landlord's non-liability therefor and, or (ii) posting

                                                                /s/     RL    RH
     notice of non-liability in a conspicuous place on the Demised Premises in accordance with Colorado law.

          c. Consent of Landlord: No changes or alteration shall be made involving an expenditure in excess of $500.00 without the prior written consent of the Landlord.

          d. Permits: No change or alteration shall be undertaken on the Demised Premises until Tenant shall have procured and paid for all required municipal and other governmental permits and authorizations of the various municipal departments end governmental subdivisions having jurisdiction. All plans and specifications relating to any changes or alterations shall be submitted to the Landlord for its approval.

          e. Compliance With The Law: All work done in connection with any changes or alterations shall be done in a good and workmanlike manner and in compliance with all applicable building and zoning laws, and with other laws, ordinances, orders, wigs, regulations, end requirements of all federal, state, and municipal governments and the appropriate departments, boards and officers thereof.

          f. Insurance: At all times when any change or alterations are in progress, there shall be maintained at tenants sole expense, adequate Workers Compensation Insurance in accordance with the law or laws now or hereafter enacted governing all persons employed in connection with the contemplated change or alteration and general liability insurance for the mutual benefit of Landlord and Tenant, expressly covering the additional hazards due to the change or alterations in amounts reasonably prudent by industry standards for similar construction projects in the vicinity.

          g. Security Against Liens: Prior to the construction of any improvements, the repair or restoration of any improvements, or any work to be done upon the Demised Premises, Tenant shall furnish to the Landlord a bond of insurance protecting Landlord against mechanics' and materialmen's liens in an amount equal to the work which is to be performed at the Demised Premises, together with a performance and completion bond in an amount equal to the proposed cost of any improvements and labor. Landlord retains the right at any time and from time to time to enter upon the Demised Premises in order to inspect the progress of any alterations being made thereto by tenant and to post any signs or notices disclaiming the Landlord's responsibility or liability for the payment of any mechanics' or materialmen's fees, or the furnishing of any labor or

                                                                  /s/   RL    RH
     services to the Demised Premises. Tenant shall not permit any party to file any lien or claim against Landlord or its interest in the Demised Premises on account of any such improvements or alteratIon for work done or supplies furnished to the Demised Premises at the Insistence of the Tenant. In the event a lien or claim is filed against the Demised Premises, Tenant shall immediately cure and pay the amount of such lien or claim (including any costs) or in good faith diligently pursue the defense of any such lien or claim provided that Tenant shall first post with the Landlord adequate security (in the landlord's sole judgment) covering 125 percent of the amount of such lien or claim or, in the alternative, post a bond with the appropriate court in compliance with the Colorado law then in existence to cause the removal of the lien from such property.

          h. Failure on the part of the tenant to comply with any or all of the above mentioned conditions shall be deemed to be a material breech of this lease.

          i. A penalty of $500 will be assessed for every violation of the above section 10 or any other infraction of this lease by the Tenant that the Landlord deems minor enough to not cancel the lease over.

8. The price per square foot will change to $5.70/sf/yr on 2/1/99. Therefore the monthly rent on 17,040 SF (2770 Industrial Lane) will be $8,094.00.

9. Tenant and Landlord mutually agree that failure to comply with any of the terms or conditions of this addendum will be deemed to be a breach of the entire lease on the part of the tenant.

Signing this document will signify Sytron's acceptance of these additions and changes to the lease.


LANDLORD:                                    TENANT:

Robert Law Family Trust                      Sytron Inc.


By  /s/                                      /s/
    ----------------------------                ------------------------------
           Trustee                              an Authorized Agent of
                                                      Sytron Inc.

                                  SYTRON, INC.

                           --------------------------

                                  EXHIBIT 27.1

                           --------------------------

                             FINANCIAL DATA SCHEDULE

                           --------------------------